Client Focused, Future Ready

Royal Bank of Canada
Annual Report 2025

RBC

Who we are

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries.



19+ million clients



100,000+ employees



29 countries

When we say 'we', 'us', 'our' or 'the bank' we mean Royal Bank of Canada or its subsidiaries as applicable.

Table of contents

Our Purpose

Helping clients thrive and communities prosper

Guided by **our Vision** to be among the world's most trusted and successful financial institutions, and driven by **our Purpose**, we aim to be:







In Canada: the **undisputed leader** in financial services

In the United States: the preferred partner to **institutional, corporate, commercial and high-net-worth clients** and their businesses

In select global financial centres: a **leading financial services partner** valued for our expertise

We are guided by **our Values**:











Client First

Collaboration

Accountability

Integrity

Diversity & Inclusion

Connect with us

 facebook.com/rbc

x.com/@RBC

 linkedin.com/company/rbc

 instagram.com/rbc

youtube.com/user/rbc

 tiktok.com/@rbc

For more information on how we are leading with Purpose in creating differentiated value for our clients, communities, employees and shareholders, please visit RBC Stories.

Why invest

RBC® is driven by its vision, values and commitment to delivering long-term results.

- **Diversified business model and brand strength** with scale and market-leading franchises that provide a full suite of products, advice and services for clients.

- **A holistic OneRBC approach** to creating client value by leveraging our bank's scale.

- **Market leadership in Canada** with a goal of extending our lead by focusing on priority sectors and deepening existing client relationships and attracting new ones.

- **Expanding our reach into the world's largest fee pools** in Wealth Management, Capital Markets and through the build-out of our Global Transaction Banking capabilities.

- **A track record of innovation** with significant data scale to create value for clients and enhance productivity, targeting the generation of $700 million to $1 billion in incremental enterprise value from Artificial Intelligence (AI) by 2027.

- **Strong governance, prudent risk management and deep expertise** across our Board and executive team.

- **Robust balance sheet** and a strong capital base with a leading Canadian core deposit franchise that serves as a stable source of funding.

- **Premium Return on Equity (ROE)** underpinned by revenue productivity and disciplined expense management while continuing to invest in strategic opportunities.

- **Long-term shareholder value creation** through the return of capital, including dividends and share buybacks, to shareholders as well as book value per share[1] growth.



1   Calculated as common equity divided by the number of common shares outstanding at the end of the period.

16.3%
return on common equity[2] up from 14.4% in 2024

13.5%
robust common equity tier 1 (CET1) ratio[3]

$6.04
dividends declared per share, up 7.9% from 2024; dividend payout ratio of 43%

$11.3 billion of profits returned to our common shareholders through dividends and share repurchases; total payout ratio of 57%[4]

Strong funding profile
100% ratio of loans to deposits in Canadian Banking

Prudent risk management with 37 basis points of provision for credit losses (PCL) on impaired loans

$14.07 **diluted earnings per share** (EPS), up from $11.25 in 2024

Financial performance metrics

Medium-Term Objectives[5]	3-Year	5-Year
Diluted EPS growth of 7%+	8%	13%
ROE of 16%+[6]	15.0%	16.0%
Strong capital ratio (CET1)[3]	13.8%	13.5%
Dividend payout ratio of 40% -50%	48%	46%

Total shareholder return (TSR)[7, 8]	3-Year	5-Year
RBC	22%	22%
Global peer average (excl. RBC)	26%	25%

Earnings
Net income (C$ billion)



$16.2 — 2024
$20.4 — 2025

Annualized dividend increase of:

7%
Five year[9]

7%
Ten year[9]

Revenue by business segment[10]
(C$ billion)



$22.4 Wealth Management

$1.3 Insurance

$8.6 Commercial Banking

$19.9 Personal Banking

$14.4 Capital Markets

2 Refer to Glossary for definition on page 134.
3 Refer to Glossary for definition on page 133.
4 Common dividends and common shares purchased for cancellation as a percentage of net income available to common shareholders.
5 A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5- year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop and the cyclical nature of the credit cycle.
6 For fiscal 2026, we have revised our ROE financial objective to 17%+ to reflect improving revenue productivity and cost efficiencies driven by the execution of our strategic initiatives.
7 Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2025. Please refer to page 26.
8 Beginning in fiscal 2026, the achievement of top half total shareholder returns (TSR) will no longer be a medium-term objective. TSR performance relative to peers will continue to be a part of our overall evaluation of shareholder outcomes and in our compensation programs. However, we believe the achievement of our financial performance objectives is a better indication of our execution against strategic priorities.
9 Compound annual growth rate.
10 Excludes Corporate Support.

A message from Dave McKay, President & CEO



> " *In 2025, we advanced our position as one of the world's most trusted and successful financial institutions.* "

Dear fellow shareholders,

In 2025, we advanced our position as one of the world's most trusted and successful financial institutions. Our performance and strategic ambitions were a big part of the story, but it's the way we achieved our results that continues to define our success.

RBC is a global team of 100,000+ colleagues who are unified by our Purpose: to help clients thrive and communities prosper. We strive to bring trusted advice and real care to every interaction — from guiding clients through major financial decisions and life moments, to helping businesses and entrepreneurs bring new ideas to life. I receive feedback from clients all the time, and so much of it reinforces the important moments where our people shape a client's future for the better.

In a rapidly changing economy and more complex world, we believe that combining personalized insights and advice with global connectivity and scale is the foundation for how RBC will continue to create long-term value for our 19+ million clients. This was at the heart of our all-bank Investor Day this year, where we shared our plan to expand our global reach and capabilities and continue to transform the bank to exceed expectations for clients and shareholders.

Our relentless client focus is shaping everything we do — from the way we're expanding our global franchises to how we're deepening relationships and delivering value in new ways. You'll see that focus reflected in our 2025 results and the momentum that is carrying us forward.

Our 2025 results

RBC is an all-weather bank, with the financial and strategic strength to support our clients and deliver value to shareholders through all economic cycles. This year, we demonstrated that by delivering exceptional financial results across our businesses during a year of significant macroeconomic uncertainty and market volatility.

We generated earnings of $20.4 billion and a Return on Equity of 16.3 per cent in 2025 as we continued to deepen client relationships and build new ones across our market-leading franchises.

Our share price increased by 22 per cent year-over-year, and we returned $11.3 billion to our shareholders through common dividends and share buybacks. I'm proud that we're delivering results that our shareholders have come to expect, while maintaining strong governance and a prudent approach to risk and cost management.

We entered the 2026 fiscal year as the 11th largest bank globally and 6th largest in North America by market



capitalization.[1] Our financial strength remains one of our greatest advantages, underpinning our strong credit ratings and giving us the capacity to fund future growth and pursue big opportunities.

This comes together with our diversified business model across segments and geographies, strong balance sheet, technology and data scale, and a trusted brand that's number one in Canada and a top brand globally.[2]

Importantly, we're making progress on what we said we'd do at our Investor Day: delivering premium returns and creating more value for clients through insights and trusted advice.

Accelerating our ambitions in 2026 and beyond

Looking ahead, we know expectations of RBC will continue to be very high, and we need to work harder than ever to achieve them.

To do that, we're staying focused on tomorrow's biggest growth opportunities in Canada while scaling and unlocking new revenue streams in key markets and geographies, particularly the United States, the United Kingdom and Europe. At the same time, we're building new capabilities in AI, payments and more to better support our increasingly globally connected clients.

In our home market, 2025 challenged the Canadian economy in fundamental ways. As a result, the country is increasingly focused on building a better and more prosperous future, leveraging Canada's natural economic strengths across sectors like energy, agriculture, critical minerals, advanced manufacturing and technology. As Canadian businesses look to diversify trade relationships, advance major projects and bolster the Canadian economy for the long-term, RBC is here to provide advice, insight and support. This includes supporting our clients in the transition to a low-carbon and resilient economy.

Extending our leadership position in Canada

While we're number one in market share in our home market among the Big Five banks[3] across Personal Banking, Commercial Banking, Wealth Management and Capital Markets, there is still significant room for us to deepen our existing client relationships, attract new clients and create more value.

In **Personal Banking**, we're focused on extending our leadership position in Canada. Our market-leading franchise is driven by our deep focus on providing clients with unparalleled access, exceptional value and personalized experiences, and that commitment continues to earn important industry recognition.

This year, RBC was recognized with top honours in the Ipsos 2025 Financial Service Excellence Awards for outstanding client experience, and we were ranked highest in Customer Satisfaction among the Big Five retail banks in the J.D. Power Canada Retail Banking Satisfaction Study for the 2nd consecutive year.

We also continued to expand our partnership and loyalty offerings this year. We announced a long-term strategic loyalty partnership with Canadian Tire Corporation and an expanded partnership with Pattison Food Group.

1   As at October 31, 2025. Source: Bloomberg.
2   According to Kantar BrandZ's 2025 Most Valuable Brands, RBC ranks #1 in Canada and is included in the list of Top 100 Global Brands.
3   RBC and Canadian peers (Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and The Toronto-Dominion Bank).

> *Beyond our home market, we're increasingly competing as a top global bank with strong client franchises at scale.*

In addition, we announced a multi-year partnership with Live Nation Canada for the redevelopment of RBC Amphitheatre™ into a year-round venue as well as the opportunity for Avion Rewards® members to use their Avion® points to pay for tickets to any Live Nation Canada show[4] starting in 2026.

Reciprocity remains a core part of the value proposition we bring to clients, and Avion Rewards — Canada's largest bank-owned loyalty program — remains a significant point of pride. With a market-leading travel value proposition and an extensive roster of retail partners, Avion Rewards was named International Loyalty Program of the Year (Americas)[5] for the 3rd consecutive year.

RBC Insurance®, which serves close to 4.9 million clients, was also recognized for the best digital insurance initiative, best digital transformation program, and outstanding customer relations and brand engagement initiative.[6]

In **Commercial Banking**, we are number one in market share for commercial loans and deposits[7] in Canada. With our scale and expertise, RBC supports businesses across a range of industries within the Canadian business landscape. With the integration of HSBC Bank Canada, we're well-positioned as the bank of choice for commercial clients with international needs and retail clients who need global capabilities.

Going forward, we're focused on further investing in digital and AI, targeting priority segments and sectors to drive premium growth, and differentiating through trade finance and payments capabilities with international connectivity.

In **Wealth Management**, we have a leading holistic Canadian wealth and asset management offering, with a comprehensive suite of products and services across the franchise. As the number one full-service wealth advisory firm[8] and retail mutual fund company in Canada,[9] we're looking to replicate the strong success we've seen in our Canadian business across our global wealth franchises, including in the U.K., where we're the 5th largest wealth manager[10] as measured by assets under administration.

We are the number one Canadian bank-owned **Capital Markets** firm[11] and the number one investment bank in Canada,[12] with a leading market position in Canada across products and services. In 2025, we successfully scaled RBC Clear™ — our U.S. Transaction Banking platform — onboarding new clients, growing deposits and earning recognition as the Best Digital Banking Initiative at the 2025 Banking Tech Awards USA, as well as the 2025 Model Celent Award for Reinventing Cash Management.

Expanding in key global markets and segments

Beyond our home market, we're increasingly competing as a top global bank with strong client franchises at scale.

In the U.S., we are growing from a position of strength. RBC Capital Markets® is the largest Canadian investment bank in the U.S.,[12] while RBC runs the 6th largest full-service wealth management advisory firm by assets under administration[13] and manages a leading financial services provider to the entertainment industry in City National Bank – which remains a critical part of our U.S. ambitions and growth story going forward.

Looking ahead, we're focused on maximizing the value we're bringing to clients, and better integrating our businesses across the U.S. to deliver a seamless client experience based on the full strength of RBC. We'll do this through an increasingly integrated technology platform, by driving efficiencies across our businesses and by continuing to strengthen our infrastructure and our governance model.

In the U.K. and Europe, there remains significant market opportunity that we're ready to tap into.

---

4   On Ticketmaster.ca or the Ticketmaster Canada App.
5   2025 International Loyalty Awards.
6   The Digital Banker Global Insurance Innovation Awards 2025.
7   Market share is calculated based on deposit balances excluding term deposits from the Office of the Superintendent of Financial Institutions (OSFI) (M4) and lending balances from the Canadian Bankers Association (CBA), and is as at August 2025 and March 2025, respectively.
8   As measured by assets under administration based on industry information sourced from Investor Economics, as of June 2025.
9   Industry information sourced from the Securities and Investment Management Association (SIMA), as of September 2025.
10 Based on publicly available information for wealth management firms (excluding platform businesses) in the U.K., as of June 2025.
11 Based on externally disclosed capital markets revenue for Canadian peers (Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada) for the last 12 months as of July 31, 2025.
12 Based on market share (fiscal 2025), Dealogic.
13 Based on publicly available information for full-service wealth advisory firms (excluding independent broker dealers) in the U.S. as of September 2025.

In Wealth Management, we're well positioned in this attractive and consolidating market, and the integration of RBC Brewin Dolphin has added important and complementary scale to our existing ultra-high-net-worth and private trust businesses. After many years of investment, we're now ready to accelerate our growth — focusing on clients and advisors.

In Capital Markets, we continue to build scale in the U.K. and targeted areas in Europe. As external forces of change continue to drive increased client needs across multiple sectors, we are well positioned to deliver value for clients across target segments and geographies.

Building new businesses and capabilities

RBC's global growth ambitions are bigger and bolder than ever, and to deliver on those ambitions we're building new businesses and capabilities to better serve our clients.

In 2025, we focused on unlocking a bold Global Transaction Banking opportunity that presents a significant market opportunity for RBC's corporate and commercial clients. This includes our capabilities across liquidity management, payments, trade finance and ancillary services. With the launch of RBC Clear and the successful integration of HSBC Bank Canada, we're focused on integrating and scaling our platforms to build a truly globally connected business, deepening our support for clients in this significant revenue pool.

Across the globe, we're witnessing the rapid progression of AI and its transformational impact on human society, all of which accelerated this past year.

At RBC, we know AI is a generational technology that empowers us to reimagine what a bank can do, and we're increasingly focused on leveraging AI across our businesses to enhance how our teams support our clients. This spirit of innovation and our drive to stay ahead of the curve is at the core of RBC's strong performance and significant momentum – and it's why we're moving forward with a bold ambition to achieve up to $1 billion in enterprise value generated from AI-driven benefits by 2027.

Since launching RBC Borealis™ in 2016, we have built an AI foundation underpinned by data scale, exceptional talent, a culture of innovation and world-class security, and we continue to build momentum. Across the organization, AI is empowering our people, helping uncover opportunities to better serve and understand our clients and enabling productivity gains that help our teams focus on higher-impact work.





Our decade-long investments in AI are reflected in our leadership position. We've been recognized for four straight years as the #1 ranked bank in Canada and #3 ranked bank globally[14] in AI maturity based on the annual Evident AI Index rankings – and we are confident that our responsible approach to AI will play a greater role in how we help clients thrive and communities prosper.

Thank you

I have never been prouder of Team RBC — for upholding our Purpose, supporting our clients and communities and bringing great ideas to life every day.

Across our industry and the diverse set of businesses and geographies we support, the trend is clear: our clients are navigating increasing complexity and volatility. In times of uncertainty, we're more focused than ever on tapping into the full strength of RBC to deepen how we serve clients and delivering exceptional advice, insights and value.

We're a growing global bank with proud Canadian roots, and our sights are set on our ambitions. I take great confidence knowing RBC is not just reacting to change but leading with a strong vision for what will help our clients and communities succeed.

I'm also deeply grateful for the trust of our clients and the confidence of our investors, which we are relentless in earning and maintaining, as well as for the guidance and oversight of our Board of Directors.

As always, our success begins and ends with our people — our employees are truly the heartbeat of this organization. We owe our continued success and momentum to their hard work, dedication and commitment to our Purpose.

David McKay
President & CEO

14   Out of 50 global financial institutions ranked in the Evident AI Index.

Our leadership

David McKay
President & Chief Executive Officer

Sean Amato-Gauci
Group Head, RBC Commercial Banking

Kelly Bradley
Chief Human Resources Officer

Maria Douvas
Chief Legal & Administrative Officer

Katherine Gibson
Chief Financial Officer

Graeme Hepworth
Chief Risk Officer

Neil McLaughlin
Group Head, RBC Wealth Management

Derek Neldner
CEO & Group Head, RBC Capital Markets

Erica Nielsen
Group Head, RBC Personal Banking

Jennifer Publicover
Group Head, RBC Insurance

Bruce Ross
Group Head, Technology & Operations

A message from Jacynthe Côté, Chair of the Board



> ❝ *RBC's impressive performance this year reflects its adaptability, disciplined approach and financial strength.* ❞

In a year marked by global uncertainty, RBC's strength and resilience stood out once again.

Amid major shifts in global trade, geopolitics and technology, the Board remained focused on reinforcing RBC's role as an anchor of stability and trust in a world where both are in short supply.

RBC's impressive performance this year reflects its adaptability, disciplined approach and financial strength. Even in a disrupted global environment, the bank continued to grow the business and solidify its standing as a top global financial institution. This strong foundation positions RBC to effectively compete against its peers and pursue its global growth ambitions.

Such success does not occur by accident. It is powered by RBC's extraordinary people who exemplify its Purpose, culture of innovation and client-first mindset every day.

As Chair of the Board, I firmly believe that when talent is nurtured, results follow. It is the Board's duty to ensure that RBC's culture and leadership remain aligned with its Purpose and its long-term ambitions. Throughout the year, the Board oversaw succession planning, leadership development and talent mobility to strengthen RBC's leadership pipeline, cultivating and empowering the leaders of today and tomorrow. We were particularly proud that the strong results in 2025 came on the heels of a number of changes at the Group Executive level, highlighting the strength of the bench.

As the management team shared at Investor Day, RBC's global growth ambitions are greater than ever. As the bank looks to scale further, the Board is focused on supporting responsible growth while maintaining RBC's accountability to clients, communities, shareholders, employees and regulators.

AI continues to be a key area of the Board's oversight. While advancement in AI across society over the past year has been rapid, RBC has been investing in and applying AI capabilities for over a decade. Responsible governance in AI is essential, and the Board supports the bank's innovative approach to using AI to better serve and understand clients while magnifying the human potential of RBC's employees.

For nearly a decade, I have learned and benefited from my brilliant Board colleagues. It is a privilege to serve on the Board at this critical time and to constructively engage with management as we continue to grow as a purpose-driven bank while putting the client at the forefront of all decisions.

Under the leadership of Dave McKay and his executive team, the Board is confident in RBC's ability to navigate change and pursue its bold ambitions — while upholding the trust and stability that clients and communities count on.

Jacynthe Côté

Jacynthe Côté
Chair of the Board

Client focused

With over 150 years of creating value for our clients, we put trust and relationships at the heart of everything we do. Today, our aim is to bring the full strength of our bank as OneRBC to our clients across every stage of their financial journey.

Our client-focused culture, powered by our people and technology, is designed to deliver long-term value through trusted advice, data-driven insights and tailored solutions. This commitment is reflected in industry recognition and the momentum we have in expanding how we serve our clients.





Leading franchises underpinned by the foundation of OneRBC

Personal Banking

- ~15 million clients in Canada
- #1 ranking in market share for all key retail products[1]

Commercial Banking

- ~1.4 million clients
- #1 ranking in market share in commercial lending and deposits[2]

Capital Markets

- 22,900+ clients
- #1 Canadian bank-owned capital markets firm by revenue[3]
- #1 investment bank in Canada[4] based on market share

Wealth Management

- 6,200+ client-facing advisors
- Largest full-service wealth advisory business in Canada,[5] 6th largest full-service wealth advisory firm in the U.S.[6] and 5th largest wealth manager in the U.K.[7] as measured by assets under administration (AUA)[8]
- Largest mutual fund company in Canada[9] as measured by assets under management (AUM)[8]

Insurance

- ~4.9 million clients
- Largest Canadian bank-owned life insurance company[10]

---

1   Market share is calculated using the most current data available from OSFI (M4), SIMA and CBA, and is as at August 2025 and June 2025. This is based on the following key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and Guaranteed Investment Certificates (GICs), Credit Cards and Long-term Mutual Funds.
2   Market share is calculated based on deposit balances excluding term deposits from OSFI (M4) and lending balances from CBA, and is as at August 2025 and March 2025, respectively.
3   Based on externally disclosed capital markets revenue for Canadian peers (Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada) for the last 12 months as of July 31, 2025.
4   Fiscal 2025, Dealogic.
5   Industry information sourced from Investor Economics, as of June 2025.
6   Based on publicly available information for full-service wealth advisory firms (excluding independent broker dealers) in the U.S. as of September 2025.
7   Based on publicly available information for wealth management firms (excluding platform businesses) in the U.K. as of June 2025.
8   Refer to Glossary for definition on page 133.
9   Industry information sourced from SIMA, as of September 2025.
10 Based on the most current total nine-month revenue for life insurance companies, as available from OSFI.

Recognized for excellence

Ranked highest in customer satisfaction for the 2nd consecutive year in the J.D. Power 2025 Canada Retail Banking Satisfaction Study.

Top 10 Investment Bank globally,[11] **Best Investment Bank** in Canada and **Best Research Bank** in North America.[12]

RBC Dominion Securities® **ranked highest** among Canadian bank-owned investment brokerage firms for the 19th consecutive year.[13]

Best overall bank for cash management in Canada for the 4th consecutive year and the **leading trade finance provider** in Canada for the 13th consecutive year.[14]

Winner of 10 Ipsos 2025 **Financial Service Excellence Awards** among the Big Five banks, including four solo wins in the categories: Recommend to Friends or Family (Net Promoter Score), Financial Planning & Advice, ATM Banking Excellence and Online Banking Excellence.

RBC Clear — our U.S. Transaction Banking platform — was named **Best Digital Banking Initiative** at the 2025 Banking Tech Awards USA and winner of the 2025 Model Celent Award for **Reinventing Cash Management**.

RBC Global Asset Management® was named **TopGun Investment Team** of the Year for the 10th time.[15]

Avion Rewards was named **International Loyalty Program of the Year** (Americas) for the 3rd consecutive year at the 2025 International Loyalty Awards.

Named **Best Private Bank** in Canada[16] and Outstanding Private Bank — North America and Global.[17]

RBC Insurance was recognized for the **Best Digital** Insurance Initiative, Best Digital Transformation Program and **Outstanding Customer Relations** & Brand Engagement Initiative.[18]

Recognized as the **Most Valuable Canadian Brand** for the 7th consecutive year.[19]

11 Euromoney MarketMap 2025.
12 Euromoney Award for Excellence 2025.
13 Investment Executive Brokerage Report Card 2025.
14 Global Finance Magazine, 2025.
15 Brendan Wood International, since 2013.
16 The Banker Global Private Banking Awards 2025.
17 Private Banker International Global Wealth Awards 2025.
18 The Digital Banker Global Insurance Innovation Awards 2025.
19 Kantar BrandZ, since 2019.

Differentiated loyalty programs, partnerships, advice and solutions that create client value

- Announced a long-term strategic loyalty partnership between Avion Rewards and Canadian Tire Corporation's Triangle Rewards‡.

- Launched two new credit cards and linked loyalty partnership with Pattison Food Group — one of Western Canada's largest providers of food and health products — and their More Rewards‡ loyalty program, offering clients the opportunity for exclusive savings.

- Partnered with Visa‡, the official payment technology partner for FIFA World Cup 26‡, to offer eligible RBC Visa cardholders a chance to win access to purchase select tickets for FIFA World Cup 26.

- Announced a multi-year partnership with Live Nation Canada for the redevelopment of RBC Amphitheatre in Toronto, formerly Budweiser Stage, into a year-round venue.

- Launched RBC Avion Concierge, a travel and lifestyle provider for RBC Avion Visa Infinite Privilege‡ for Private Banking cardholders, to provide luxury travel, lifestyle experiences and exclusive access to brands and events globally.

- Launched RBC's inaugural Reconciliation Action Plan,[20] a strategic framework outlining the bank's measurable, long-term commitment to Indigenous reconciliation in Canada.

Driving innovation and growth

- RBCx™ banks, builds and invests in the innovation ecosystem, backed by RBC's institutional strength. Its portfolio companies include:

  - Ownr®, a digital solution designed to help entrepreneurs register and incorporate their businesses online, while automating legal and compliance filings. Since its 2017 launch, Ownr has registered 239,000+ Canadian businesses.

  - Mydoh®, RBC's money management application designed to help families raise money-smart youth, which has reached 320,000+ Canadians since its 2021 launch.

- Scaled RBC Clear, onboarding new clients and growing deposits.

- Connected 5.1+ million Canadians to a personalized plan through MyAdvisor®, our digital advice platform.[21]

- RBC Direct Investing® became the first bank-owned online brokerage in Canada to offer online international trading in multiple foreign currencies, giving clients the flexibility to trade on global exchanges.

- Announced a multi-year agreement with the Major League Soccer (MLS) club LA Galaxy, with City National Bank serving as the official bank and wealth management partner. The agreement expands RBC Wealth Management® U.S.'s existing sponsorship of MLS and our strategic focus on serving the needs of the sports industry in the region.



20 A strategic framework outlining the bank's measurable commitment towards reconciliation in Canada that prioritizes actions and investments across five key pathways — Economy, People, Community, Environment and Leadership — to help drive inclusive economic growth, create positive social change and advance reconciliation.

21 Since 2017.

Technology and innovation

With years of investment in AI, digital, cloud and cyber — including our research institute RBC Borealis — RBC is well positioned to continue harnessing the power of technology to create even more value for our clients.

We have a bold ambition to achieve $700 million to $1 billion in enterprise value generated from AI-driven benefits by 2027. RBC is preparing for a future where AI will play a greater role in how we deliver advice and insights to our clients and enhance how we work.

Technology and innovation at scale

- Partnered with Cohere‡, a leader in security and privacy-focused enterprise AI, to co-develop and securely deploy North‡ for Banking — an enterprise generative AI (GenAI) solution optimized for financial services.

- RBC Lumina™, our internal enterprise data and AI platform, is built on a robust infrastructure that includes one of the largest clusters of graphic processing units (GPUs) among Canadian financial institutions. RBC Lumina is designed to drive innovation at scale within a responsible AI framework for financial services.

- Announced a three-year membership in FinTechAI@CSAIL, an initiative at the Massachusetts Institute of Technology Computer Science and Artificial Intelligence Laboratory (CSAIL), providing RBC with access to talent and research across areas critical to the future of financial services including machine learning.

- 1,200+ patents filed since 2019 with 635 related to AI, highlighting our overall commitment to innovation.

- ATOM™, RBC's proprietary Asynchronous Temporal Model, is securely trained using large-scale financial datasets, enabling RBC to leverage unique insights and develop innovative solutions. In 2025, ATOM was used across 15 RBC products and processes, including:

  - Enhanced credit adjudication with ATOM's advanced modelling capabilities, enabling better assessment of Personal Banking clients' needs and ability to pay.

  - Improved our ability to provide personalized recommendations featured in our Avion Redemption newsletter, allowing us to streamline offerings to our members.

- NOMI Find & Save®, a tool that uses predictive technology to understand personalized transaction patterns, has helped our clients set aside $9.6+ billion in savings since its 2017 launch.

- ~1.3 million clients have used NOMI® Forecast to track their future cash flow since its 2021 launch.

 Ranked **#1 in Canada** and **#3 globally** out of 50 global financial institutions for AI maturity in the 2025 Evident AI Index for the 4th consecutive year.

Exceptional AI talent and an AI-empowered workforce

Every day, RBC technologists aim to turn ideas into reality — from cybersecurity to AI and machine learning, digital to software development, architecture to data science and more.

- 1,100+ technologists hired in 2025 for a total of 5,300+ core technology roles,[1] including in cybersecurity, machine learning, software engineering and data science.

- 25,000+ employees have been onboarded to RBC Assist, our in-house developed GenAI tool, to help improve productivity and efficiency.

- Deployed GenAI solutions in our Personal Banking Advice Centre to support advisors with a number of tasks, from faster access to knowledge and insights to executing activities on their behalf, saving the advisor time to focus on clients.

Security and responsible AI

Deployment of our AI models continues to support our overall security infrastructure and how we protect our clients.

- Launched Genesis, an in-house built graph analytics tool in 2025 that proactively identifies and contributes to the timely mitigation of attempted financial crimes.

- Expanded User Behaviour Analytics, an application developed in-house that utilizes eight AI models and eight risk indicators to enhance visibility and enable timely management of a range of threats, such as phishing emails.

- Joined the Canadian Anti-Scam Coalition, the country's first unified cross-sector initiative to combat scams targeting Canadian consumers.


RBC's **Responsible AI Principles** of privacy and security, accountability, fairness and transparency and responsible disclosure guide our approach to developing and deploying AI-powered solutions. Our robust risk governance framework helps ensure that we consider, explore and build GenAI tools safely.

1 Excludes City National Bank.

Investing in our employees



RBC's success starts with our people. Over 100,000 employees across 29 countries bring our Purpose to life every day, helping clients thrive and communities prosper. We are evolving from a role-based to a skills-based organization, providing employees with the tools, development opportunities and career pathways to align their skills with our clients' and our bank's needs.

Developing talent, fostering growth

- In 2025, we launched RBC Academies, a central resource providing curated learning for foundational skills in areas such as critical thinking, data and AI fluency.

- RBC employees collectively invested 3.7+ million hours[1] in developing their technical and business skills.

- RBC employees continued to grow their careers and access opportunities across the bank, with 69% of positions filled by internal candidates in 2025.[2]

- RBC hired 3,000+ students globally through internships, co-ops and work-term placements, including university, college and high school students.



Awards and recognition

Among Canada's **Best Workplaces,[3] Top 25 Companies[4] and Top 100 Employers[5]** in 2025.

Named one of **Canada's Top Employers for Young People** in 2025.[5]

Highest ranking among the Big Five banks on **Forbes' Canada Best Employers 2025** list.

One of Canada's **Best Workplaces for Giving Back** and **Best Workplaces in Financial Services & Insurance**.[3]

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1 Learning hours encompass the cumulative time devoted to various learning initiatives during fiscal 2025, including technical, business and compliance related training from our Learning Management System, in addition to other web-based, instructor-led and informal learning hours. Excludes City National Bank as this subsidiary has not been integrated onto our primary HR platform.

2 Excludes City National Bank as this subsidiary has not been integrated onto our primary HR platform.

3 Great Place to Work Institute.

4 LinkedIn.

5 MediaCorp Canada Inc.

A culture of community impact

- In 2025, the RBC Communities Together Fund supported 3,100+ volunteer projects across 10 countries, engaging 7,600+ employees, mobilizing $4.8+ million in grants[6] and tracking 45,000+ volunteer hours.[7]

- Through the RBC Celebration of Impact, where RBC employees track and celebrate community engagement, employees donated $30+ million supporting 12,000+ charities in 61 countries.[8]

- 20,000+ RBC employees and Canadian retirees tracked 340,000+ volunteer hours through our myCommunity platform.[9]

- In 2025, RBC Race for the Kids™ raised $13.6+ million for local youth charities globally. Since its inception in 2009, the event has engaged 525,000+ participants, including employees as racers and volunteers, and raised $118+ million in total.

6   This amount is part of a commitment of $2 billion in community investments by 2035.
7   Inclusive of grants provided from October 1, 2024 to September 30, 2025.
8   These figures are for calendar year 2024.
9   Date range is for volunteer program year October 1, 2024 – September 30, 2025.

Helping communities prosper

At RBC, our Purpose of helping clients thrive and communities prosper is at the heart of everything we do. Through global partnerships, sponsorships, employee initiatives and community investments, we aim to invest in ideas that support a thriving future and drive more inclusive opportunities for prosperity.

In 2025, we continued to make progress through various programs and actions, including $209+ million in community investments made by RBC, RBC Foundation® and RBC Foundation USA.[1]



1 Includes donations and community investments made by RBC, RBC Foundation or RBC Foundation USA, employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure also includes community investments featured on pages 19 and 21 of this report. This amount is part of a commitment of $2 billion in community investments by 2035.



- Through RBC Future Launch®, RBC and RBC Foundation provided $54+ million in 2025, fulfilling the program's $500-million commitment by 2025. Since its inception in 2017, this initiative has reached 9.2+ million Canadian youth in communities we operate in through 960+ partner programs, helping set them up with the skills needed for a thriving future.

- RBC announced a $5 million commitment over five years to Windmill Microlending, a national charity offering career loans to skilled immigrants and refugees. The support will focus on helping internationally trained physicians secure Canadian credentials and restart their healthcare careers.

- RBC and RBC Foundation provided $11+ million to post-secondary institutions in Canada for programs that support job readiness and address labour market gaps in sectors facing talent shortages.

- RBC Foundation provided $3+ million to hospitals across Canada to help upskill healthcare workers and support their resiliency.

- RBC Training Ground™, a national talent identification and athlete funding program, hosted 20 events in eight regions across Canada in 2025. Since its launch in 2016, 20,000+ athletes have participated, with alumni winning 14 Olympic medals for Canada to date.

- Expanded access to no-cost banking accounts[2] for Indigenous Peoples in Canada as well as anyone aged 24 and under, including non-students.

- RBC, RBC Foundation and RBC Foundation USA announced a $10-million commitment globally to organizations addressing food insecurity.

- My Money Matters®, RBC's digital resource hub aimed at helping Canadians navigate their personal relationships with money, has been visited 7+ million times since its 2023 launch.

- Since 2019, 398,000+ people have registered for free online courses in financial literacy, entrepreneurship and agriculture management.[3] These courses were developed by professors from McGill University, Ivey Business School at Western University and University of Guelph with support from RBC.

---

2 This expanded access has in part been made available through RBC's adherence to recent enhancements to the voluntary Commitment on Low-Cost and No-Cost Accounts, which came into effect on December 1, 2025.

3 Since October 2019 for McGill University, January 2022 for University of Guelph and May 2022 for Western University.

Planet

Our goal is to be the bank of choice for the transition[1] to a low-carbon[2] and resilient[3] economy.



1 Refers to the economic, energy, technological and societal transformation that is required to achieve the significant greenhouse gas (GHG) emissions reductions necessary for a low-carbon or net-zero world. This will impact all sectors, and is highly dependent on substantial GHG emissions reductions in high-emitting sectors.

2 Refers to an economy with minimal output of GHG emissions.

3 Refers to the capacity to anticipate, cope with, recover from or adapt to shock, disruption, stress or changing factors in the external environment. In the context of climate, this refers to the resilience of the economy to the effects of climate change. In the context of communities, this refers to communities being resilient to a wide range of risks while maintaining an acceptable level of functioning without compromising long-term prospects of sustainability development, peace and security, human rights and wellbeing for all.



Increased lending exposure to pure play renewable energy[4] entities and estimated exposure to renewable energy through lending to mixed-energy entities,[5] advancing towards our goal of tripling this lending by 2030 across Capital Markets and Commercial Banking, relative to our 2023 baseline.



Created a dedicated **Energy Transition centre of excellence** within Capital Markets to support clients on energy transition with advice and capital.

Committed **$80+ million in fund and direct investments**, totalling $248+ million since 2022, to support the development and scaling of climate solutions,[6] progressing towards our goal of allocating $1 billion by 2030.[7]

Enhanced **advisor training on climate topics in Commercial Banking** through a program developed in collaboration with Green Economy Canada to help advisors support clients on their transition and resilience journeys.



Supported **190+ community investment partners** that are advancing climate mitigation and/or nature-based solutions with $27+ million in community investments through RBC, RBC Foundation and RBC Foundation USA in 2025. This included $10 million towards RBC Tech for Nature®, fulfilling RBC and RBC Foundation's $100 million commitment made in 2019.

4 Renewable energy is defined as the construction, development, operation, acquisition, maintenance and connection of the following renewable energy generation sources: wind, solar, geothermal with direct emissions of less than 100 g CO2e/kWh, waste biomass and renewable biofuels with life-cycle emissions less than 100 g CO2e/kWh sourced from sustainable agriculture and forestry residues or from non-recyclable municipal solid waste, tidal and hydroelectricity. New hydroelectricity development projects >25 MW must have a power density of over 10 W/m2 or operate with lifecycle emissions below a threshold of 50 g CO2e/kWh (includes refurbishment of existing hydroelectricity facilities, provided the size of the dam or reservoir is not increased).

5 Mixed-energy entities have both low and high-carbon energy activities (and/or other unrelated activities). Renewable energy exposure is estimated based on the percentage of the RBC sector industrial classification codes (SIC codes) we have assigned to the business operations of the mixed-energy entity that fall into the Renewables category. We assign SIC codes to entities in line with RBC's enterprise standards for the allocation of industry codes to clients using the following information, as appropriate and available: revenue, power generation by fuel source (i.e., MWh), capacity and/or another available proxy. For example, if the SIC code allocation for a mixed-energy entity is 40% to Renewable energy, 40% of the loan is allocated to renewable energy.

6 Technology, products, services or actions that help mitigate or adapt to the impacts of climate change. Solutions include those that support GHG emissions reductions and/or the low-carbon transition, but also those that support outcomes linked to society's resilience to the physical impacts of climate change (e.g., adaptation of infrastructure, nature and/or biodiversity gains).

7 While our approach may evolve over time under this category of investment, we intend to prioritize allocating capital toward fund and direct investments that are intended to lead to GHG emissions reductions in Canada and globally. Our investment commitments eligible to count towards this goal may also include support for climate solutions with anticipated outcomes linked to biodiversity, nature and/or adaptation, among others. We aspire to achieve this goal by 2030; however, market conditions, among other factors – many of which are beyond our control and the effects of which can be difficult to predict – could impact our ability to invest capital in fund and direct investments focused on climate solutions over this timeframe. For purposes of tracking progress towards this goal, our eligible investment commitments made from 2022 onward are included.

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2025, compared to the preceding fiscal year. This MD&A should be read in conjunction with our 2025 Annual Consolidated Financial Statements and related notes and is dated December 2, 2025. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2025 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators' website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission's (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Table of contents

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. We may make forward-looking statements in this 2025 Annual Report, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate, the Strategic priorities and Outlook sections for each of our business segments, the risk environment including our credit risk, market risk, liquidity and funding risk as well as the effectiveness of our risk monitoring, our climate- and sustainability-related beliefs, targets and goals and related legal and regulatory developments, and include statements made by our President and Chief Executive Officer and other members of management. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe", "expect", "suggest", "seek", "foresee", "forecast", "schedule", "anticipate", "intend", "estimate", "goal", "commit", "target", "objective", "plan", "outlook", "timeline" and "project" and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could", "can", "would" or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social (E&S) risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI (GenAI), and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this 2025 Annual Report are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings, as such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of this 2025 Annual Report, as may be updated by subsequent quarterly reports.

Selected financial and other highlights [1] — Table 1

(Millions of Canadian dollars, except per share, number of and percentage amounts)	2025	2024	2025 vs. 2024 Increase (decrease)	
Total revenue	$ 66,605	$ 57,344	$ 9,261	16.1%
Provision for credit losses (PCL)	4,362	3,232	1,130	n.m.
Non-interest expense	36,592	34,250	2,342	6.8%
Income before income taxes	25,651	19,862	5,789	29.1%
Net income	$ 20,369	$ 16,240	$ 4,129	25.4%
Net income – adjusted [2], [3]	$ 20,870	$ 17,430	$ 3,440	19.7%
Segments – net income				
Personal Banking	$ 7,105	$ 5,921	$ 1,184	20.0%
Commercial Banking	3,020	2,818	202	7.2%
Wealth Management	4,289	3,422	867	25.3%
Insurance	828	729	99	13.6%
Capital Markets	5,393	4,573	820	17.9%
Corporate Support	(266)	(1,223)	957	n.m.
Net income	$ 20,369	$ 16,240	$ 4,129	25.4%
Selected information				
Earnings per share (EPS) – basic	$ 14.10	$ 11.27	$ 2.83	25.1%
– diluted	14.07	11.25	2.82	25.1%
– basic adjusted [2], [3]	14.46	12.11	2.35	19.4%
– diluted adjusted [2], [3]	14.43	12.09	2.34	19.4%
Return on common equity (ROE) [3]	16.3%	14.4%	n.m.	190 bps
ROE – adjusted [2], [3]	16.7%	15.5%	n.m.	120 bps
Average common equity [4]	$ 122,050	$ 110,650	$ 11,400	10.3%
Net interest margin (NIM) – on average earning assets, net [3]	1.62%	1.54%	n.m.	8 bps
PCL on loans as a % of average net loans and acceptances	0.43%	0.35%	n.m.	8 bps
PCL on performing loans as a % of average net loans and acceptances	0.06%	0.07%	n.m.	(1) bps
PCL on impaired loans as a % of average net loans and acceptances	0.37%	0.28%	n.m.	9 bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.83%	0.59%	n.m.	24 bps
Liquidity coverage ratio (LCR) [3], [5]	127%	128%	n.m.	(100) bps
Net stable funding ratio (NSFR) [3], [5]	112%	114%	n.m.	(200) bps
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios [3], [6]				
Common Equity Tier 1 (CET1) ratio	13.5%	13.2%	n.m.	30 bps
Tier 1 capital ratio	15.1%	14.6%	n.m.	50 bps
Total capital ratio	16.8%	16.4%	n.m.	40 bps
Leverage ratio	4.4%	4.2%	n.m.	20 bps
TLAC ratio	31.5%	29.3%	n.m.	220 bps
TLAC leverage ratio	9.2%	8.4%	n.m.	80 bps
Selected balance sheet and other information [7]				
Total assets	$ 2,325,006	$ 2,171,582	$ 153,424	7.1%
Securities, net of applicable allowance	561,788	439,918	121,870	27.7%
Loans, net of allowance for loan losses	1,042,422	981,380	61,042	6.2%
Derivative assets	177,206	150,612	26,594	17.7%
Deposits	1,515,616	1,409,531	106,085	7.5%
Common equity	127,417	118,058	9,359	7.9%
Total risk-weighted assets (RWA) [3], [6]	730,225	672,282	57,943	8.6%
Assets under management (AUM) [3]	1,573,800	1,342,300	231,500	17.2%
Assets under administration (AUA) [3], [8]	5,599,000	4,965,500	633,500	12.8%
Common share information				
Shares outstanding (000s) – average basic	1,409,072	1,411,903	(2,831)	(0.2)%
– average diluted	1,411,589	1,413,755	(2,166)	(0.2)%
– end of period	1,400,114	1,414,504	(14,390)	(1.0)%
Dividends declared per common share	$ 6.04	$ 5.60	$ 0.44	7.9%
Dividend yield [3]	3.4%	3.9%	n.m.	(50) bps
Dividend payout ratio [3]	43%	50%	n.m.	(700) bps
Common share price (RY on TSX) [9]	$ 205.47	$ 168.39	$ 37.08	22.0%
Market capitalization (TSX) [9]	287,681	238,188	49,493	20.8%
Business information (number of)				
Employees (full-time equivalent) (FTE)	96,628	94,838	1,790	1.9%
Bank branches	1,263	1,292	(29)	(2.2)%
Automated teller machines (ATMs)	4,183	4,367	(184)	(4.2)%
Period average US$ equivalent of C$1.00 [10]	$ 0.712	$ 0.736	$ (0.024)	(3.3)%
Period-end US$ equivalent of C$1.00	$ 0.713	$ 0.718	$ (0.005)	(0.7)%

(1) On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada transaction). HSBC Bank Canada (HSBC Canada) results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.
(2) These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3) See Glossary for composition of these measures.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5) The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions' (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(6) Capital ratios and RWA are calculated using OSFI's Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI's Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI's TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section.
(7) Represents period-end spot balances.
(8) AUA includes $15 billion and $5 billion (2024 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.
(9) Based on TSX closing market price at period-end.
(10) Average amounts are calculated using month-end spot rates for the period.
n.m. not meaningful

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Our business segments are described below.

Personal Banking	Provides a broad suite of financial products and services to retail clients in Canada, the Caribbean and the U.S. Our commitment to building and maintaining deep and meaningful relationships with our clients is underscored by the delivery of exceptional client experiences, the breadth of our product suite, our depth of expertise and the features of our digital solutions.
Commercial Banking	Serves the end-to-end needs of Canadian businesses, including subsidiaries of multi-nationals. We deliver a full spectrum of services to the market, ranging from lending and deposits to payments, cash management and advisory services. Our comprehensive coverage teams with specialization across industries and products give us the scale to deliver holistic solutions to our clients.
Wealth Management	Primarily serves affluent, high-net-worth (HNW) and ultra-high-net-worth (UHNW) clients from our offices in key financial centres across the globe. We offer a comprehensive suite of wealth, investment, trust, banking, credit and other solutions to this client segment. We also provide a self-directed investment service in Canada, as well as asset management products globally to institutional and individual clients through our distribution channels and third-party distributors. We offer asset services and investor services to financial institutions, asset managers and asset owners in Canada.
Insurance	Offers a comprehensive suite of advice and solutions for individual and business clients including life, health, wealth solutions, property & casualty, travel, group benefits, longevity reinsurance and reinsurance solutions for creditor products. We provide tailored, client-led advice and solutions, harnessing the power of technology and data and leveraging the strength and scale of the RBC® enterprise as our competitive advantage.
Capital Markets	Provides expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporate, institutional, sponsor and government clients globally. We serve these clients from 55 offices in 16 countries across North America, the U.K. & Europe, Australia, Asia and other regions.

Vision and strategic goals

Our business strategies and actions are guided by our vision, **"To be among the world's most trusted and successful financial institutions."**

Our three strategic goals are:
- In Canada, to be the undisputed leader in financial services;
- In the U.S., to be the preferred partner to institutional, corporate, commercial and HNW clients and their businesses; and
- In select global financial centres, to be a leading financial services partner valued for our expertise.

For our progress in 2025 against our business strategies and strategic goals, refer to the Business segment results section.

Economic, market and regulatory review and outlook – data as at December 2, 2025

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Economic and market review and outlook

Economic growth is expected to remain positive across most advanced economies, including Canada, the Euro area, the U.K. and the U.S. The outlook remains dependent on the evolution of U.S. international trade policy. U.S. tariff rates have increased since April 2025 for most U.S. trade partners and are expected to slow U.S. economic growth. Tariffs imposed on U.S. imports from Canada remain low relative to other U.S. trade partners with most Canadian exports maintaining duty free access to the U.S. market through an exemption from tariffs for products compliant with the Canada-United States-Mexico Agreement (CUSMA). Our forecast assumes that tariffs will remain elevated but that the exemption from tariffs for most products compliant with CUSMA will be maintained. We expect the U.S. Federal Reserve (Fed) to reduce interest rates modestly in calendar 2026 as slowing economic growth and rising unemployment partially offset concerns about the upward impact of tariffs on inflation. We expect the Bank of England (BoE) will reduce interest rates once more before the end of calendar 2025 but we do not expect additional reductions from the Bank of Canada (BoC) or the European Central Bank (ECB).

Canada

Canadian GDP is expected to increase 1.2% in calendar 2025 following a 2.0% increase in calendar 2024. GDP contracted in the second calendar quarter of 2025, impacted by reduced foreign demand for Canadian exports after U.S. tariffs were imposed, but increased in the third calendar quarter of 2025. GDP growth is expected to remain slow but positive in calendar 2026, supported by anticipated larger government deficit spending and lower interest rates even as trade uncertainty is expected to curtail business investment and population growth slows. We expect most Canadian exports to the U.S. will remain duty free under the exemption from tariffs for products compliant with the CUSMA; however, sector-specific tariffs, including those on lumber, steel and aluminum, copper, the non-U.S. share of Canadian auto exports to the U.S. and China's tariffs on Canadian products including canola, still apply and will continue to slow production and exports in some affected sectors. The unemployment rate declined to 6.9% in October 2025 after rising to 7.1% in August and September 2025 but is up 0.3% from a year earlier. The unemployment rate is expected to remain elevated but gradually decline in calendar 2026 as hiring demand is expected to stabilize and anticipated increases in government deficit spending support growth in GDP. The end of the consumer carbon tax on energy products in most provinces has lowered the Canadian headline inflation rate, but excluding those changes, core inflation measures are trending closer to the top of the BoC's 1% to 3% inflation target range. Canadian population growth is expected to continue to slow in calendar 2026, reflecting reduced federal immigration and nonpermanent resident population targets. The BoC has already cut the overnight rate by 275 basis points since June 2024 and we do not expect additional reductions.

U.S.

U.S. GDP has continued to grow but is expected to slow to a 1.8% increase in calendar 2025 following a 2.8% increase in calendar 2024. Consumer spending has been robust but employment growth has stalled, impacted by rising trade uncertainty, reduced immigration and slower hiring in the industrial sector as tariffs have increased. The U.S. federal government shutdown has prevented the release of key official economic data reports, but available data is consistent with gradually softening U.S. labour markets. Layoffs have remained low but hiring demand has continued to slow, indicated by declining job openings. The unemployment rate has edged higher but remains low at 4.4% as of the last reported rate in September 2025. We expect further modest increases in the unemployment rate into early calendar 2026. U.S. inflation growth remains above the Fed's 2% target and has started to pick up as tariffs increase businesses' input costs and consumer prices with a lag. Slower job growth in the U.S. prompted the Fed to restart interest rate reductions in September 2025. We expect an additional 50 basis points of reductions to the target range for the federal funds rate by the end of the second calendar quarter of 2026. A significant government budget deficit is expected to keep GDP growth positive in calendar 2026 and prevent a larger increase in the unemployment rate.

Euro area and the U.K.

Euro area GDP is expected to rise by 1.3% in calendar 2025 following a 0.8% increase in calendar 2024. Unemployment rates remain very low across countries in the Euro area. Inflation in the Euro area has also remained low. The ECB has cut the deposit rate by 200 basis points since the beginning of June 2024 and we expect no further reductions in calendar years 2025 or 2026. U.K. GDP is projected to rise by 1.5% in calendar 2025 after a 1.1% rise in calendar 2024. The unemployment rate in the U.K. has increased but is expected to stabilize in calendar 2026. U.K. inflation has moderated, allowing the BOE to begin gradually lowering interest rates. The Bank rate has been reduced by 125 basis points since July 2024 to 4.0%. We expect one more reduction by the BoE by the end of the calendar 2025 and no further reductions in calendar 2026.

Financial markets

Government bond yields have edged lower in Canada and the U.S. since the summer as concerns about the tariff impact on economies and labour markets outweighed concerns about inflation and allowed the BoC and the Fed to reduce interest rates. Government bond yields have also declined in the U.K. but are little changed in the Euro area. Equity markets remain close to record highs. Commodity prices, on average, remain below peak levels from 2022 but are still historically high. Metal prices have increased more significantly over the last three months. Oil prices have been volatile but have generally trended lower and are below levels a year ago.

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements, while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section.

For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of this 2025 Annual Report. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections of this 2025 Annual Report.

Defining and measuring success

Financial performance objectives are used to measure our performance and are used as goals as we execute against our strategic priorities over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

We review and revise these financial performance objectives as economic, market and regulatory environments change.

The following table provides a summary of our 3-year and 5-year performance against our medium-term financial performance objectives:

Financial performance compared to our medium-term objectives		Table 2
Medium-term objectives (1), (2)	**3-year** (3)	**5-year** (3)
Diluted EPS growth of 7% +	**8%**	**13%**
ROE of 16% +	**15.0%**	**16.0%**
Strong capital ratio (CET1) (4)	**13.8%**	**13.5%**
Dividend payout ratio 40% – 50%	**48%**	**46%**

(1) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop and the cyclical nature of the credit cycle.
(2) Our financial performance reflects the impact of specified items and the amortization of acquisition related intangibles.
(3) Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(4) The CET1 ratio is calculated using OSFI's CAR guideline. For further details on the CET1 ratio, refer to the Capital management section.

Our 3-year and 5-year medium-term financial performance objectives relating to diluted EPS growth, strong capital ratios and dividend payout ratio will remain unchanged in fiscal 2026. For fiscal 2026, we have revised our ROE financial objective to 17%+ to reflect improving revenue productivity and cost efficiencies driven by the execution of our strategic initiatives.

We compare our TSR to that of a global peer group approved by our Board of Directors (the Board). The global peer group for fiscal 2025 consisted of the following 9 financial institutions:
- **Canadian financial institutions:** Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank.
- **U.S. banks:** JPMorgan Chase & Co. and Wells Fargo & Company.
- **International banks:** Westpac Banking Corporation.

Medium-term objectives – 3- and 5-year TSR vs. peer group average		Table 3
	3-year TSR (1)	**5-year TSR** (1)
Royal Bank of Canada	22%	22%
	Bottom half	Bottom half
Peer group average (excluding RBC)	26%	25%

(1) The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2022 to October 31, 2025 and October 31, 2020 to October 31, 2025.

Common share and dividend information					Table 4
For the year ended October 31	**2025**	2024	2023	2022	2021
Common share price (RY on TSX) – close, end of period	**$ 205.47**	$ 168.39	$ 110.76	$ 126.05	$ 128.82
Dividends paid per share	**6.04**	5.60	5.34	4.96	4.32
Increase (decrease) in share price	**22.0%**	52.0%	(12.1)%	(2.2)%	38.3%
Total shareholder return	**26.2%**	57.8%	(8.3)%	1.6%	43.8%

Beginning in fiscal 2026, the achievement of top half total shareholder returns (TSR) will no longer be a medium-term objective. TSR performance relative to peers will continue to be a part of our overall evaluation of shareholder outcomes and in our compensation programs. However, we believe the achievement of our financial performance objectives is a better indication of our execution against strategic priorities.

Financial performance

Overview

2025 vs. 2024
Net income of $20,369 million was up $4,129 million or 25% from last year. Diluted EPS of $14.07 was up $2.82 or 25% and ROE of 16.3% was up 190 bps. Our CET1 ratio was 13.5%, up 30 bps from last year.

Adjusted net income of $20,870 million was up $3,440 million or 20%. Adjusted diluted EPS of $14.43 was up $2.34 or 19% and adjusted ROE of 16.7% was up 120 bps.

Our earnings were up from last year, primarily driven by higher results across all of our business segments. Prior year results also reflect higher HSBC Canada transaction and integration costs and the impact of management of closing capital volatility related to the HSBC Canada transaction, both of which were treated as specified items and reported in Corporate Support. Our earnings also reflect an increase due to the impact of foreign exchange translation.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Adjusted results
Adjusted results exclude specified items and the after-tax impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	Table 5
(Millions of Canadian dollars, except per share amounts)	**2025 vs. 2024**
Increase (decrease):	
Total revenue	$ **1,022**
PCL	**33**
Non-interest expense	**592**
Income taxes	**43**
Net income	**354**
Impact on EPS	
Basic	$ **0.25**
Diluted	**0.25**

The relevant average exchange rates that impact our business are shown in the following table:

	Table 6	
(Average foreign currency equivalent of C$1.00) (1)	**2025**	2024
U.S. dollar	**0.712**	0.736
British pound	**0.545**	0.575
Euro	**0.641**	0.677

(1)   Average amounts are calculated using month-end spot rates for the period.

Total revenue

	Table 7	
(Millions of Canadian dollars, except percentage amounts)	**2025**	2024
Interest and dividend income	$ **103,825**	$ 104,951
Interest expense	**70,825**	76,998
Net interest income	$ **33,000**	$ 27,953
NIM	**1.62%**	1.54%
Insurance service result	$ **867**	$ 777
Insurance investment result	**284**	294
Trading revenue	**3,125**	2,327
Investment management and custodial fees	**10,647**	9,325
Mutual fund revenue	**5,084**	4,437
Securities brokerage commissions	**1,905**	1,660
Service charges	**2,425**	2,294
Underwriting and other advisory fees	**2,899**	2,672
Foreign exchange revenue, other than trading	**1,301**	1,142
Card service revenue	**1,333**	1,273
Credit fees	**1,670**	1,592
Net gains on investment securities	**120**	170
Income (loss) from joint ventures and associates	**73**	(16)
Other	**1,872**	1,444
Non-interest income	$ **33,605**	$ 29,391
Total revenue	$ **66,605**	$ 57,344

2025 vs. 2024
Total revenue increased $9,261 million or 16% from last year, largely due to higher net interest income and investment management and custodial fees. Higher trading revenue, mutual fund revenue, other revenue, securities brokerage commissions and underwriting and other advisory fees also contributed to the increase. The impact of foreign exchange translation increased revenue by $1,022 million.

Net interest income increased $5,047 million or 18%, mainly due to an increase in average deposits and loans and acceptances in Personal Banking and Commercial Banking, which includes the impact of five additional months of HSBC Canada results, and higher spreads in Personal Banking. Higher fixed income trading revenue across most regions in Capital Markets and the impact of foreign exchange translation also contributed to the increase.

NIM was up 8 bps compared to last year, reflecting contributions from most of our business segments with Personal Banking being the largest contributor, which was driven by favourable changes in product mix and the sustained impact of a higher interest rate environment.

Trading revenue increased $798 million or 34%, largely due to higher equity trading revenue in Europe and the U.S. and higher foreign exchange trading revenue across all regions.

Investment management and custodial fees increased $1,322 million or 14%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.

Mutual fund revenue increased $647 million or 15%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, as well as higher average mutual fund balances driving higher distribution fees in Personal Banking.

Securities brokerage commissions increased $245 million or 15%, primarily driven by client activity in Wealth Management.

Underwriting and other advisory fees increased $227 million or 8%, largely due to higher debt and equity origination across most regions.

Other revenue increased $428 million or 30%, largely attributable to the impact of economic hedges, as well as the impact of management of closing capital volatility related to the HSBC Canada transaction last year, which was treated as a specified item.

Additional trading information

			Table 8
(Millions of Canadian dollars)		**2025**	2024
Net interest income [1]	$	**2,335**	$ 1,742
Non-interest income		**3,125**	2,327
Total trading revenue	$	**5,460**	$ 4,069
Total trading revenue by product			
Interest rate and credit	$	**2,773**	$ 2,371
Equities		**1,492**	817
Foreign exchange and commodities		**1,195**	881
Total trading revenue	$	**5,460**	$ 4,069

(1)   Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).

2025 vs. 2024

Total trading revenue of $5,460 million, which is comprised of trading-related revenue recorded in Net interest income and Non-interest income, increased $1,391 million or 34% from last year, largely due to higher equity trading revenue across most regions, as well as higher fixed income and foreign exchange trading revenue across all regions. The impact of foreign exchange translation also contributed to the increase.

Provision for credit losses [1]

			Table 9
		For the year ended	
		October 31	October 31
(Millions of Canadian dollars, except percentage amounts)		**2025**	2024
Personal Banking	$	**359**	$ 399
Commercial Banking		**314**	260
Wealth Management		**(8)**	(119)
Capital Markets		**(43)**	86
Corporate Support and other [2]		**–**	1
PCL on performing loans		**622**	627
Personal Banking	$	**1,757**	$ 1,418
Commercial Banking		**1,236**	714
Wealth Management		**128**	148
Capital Markets		**613**	340
Corporate Support and other		**–**	–
PCL on impaired loans [2]		**3,734**	2,620
PCL – Loans		**4,356**	3,247
PCL – Other [3]		**6**	(15)
Total PCL	$	**4,362**	$ 3,232
PCL on loans is comprised of:			
Retail	$	**436**	$ 414
Wholesale		**186**	213
PCL on performing loans		**622**	627
Retail		**1,961**	1,586
Wholesale		**1,773**	1,034
PCL on impaired loans		**3,734**	2,620
PCL – Loans	$	**4,356**	$ 3,247
PCL on loans as a % of average net loans and acceptances		**0.43%**	0.35%
PCL on impaired loans as a % of average net loans and acceptances		**0.37%**	0.28%

(1)   Information on loans represents loans, acceptances and commitments.
(2)   Includes PCL recorded in Corporate Support and Insurance.
(3)   PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.

2025 vs. 2024

Total PCL increased $1,130 million or 35% from last year, primarily due to higher provisions in Commercial Banking, Personal Banking and Capital Markets.

PCL on performing loans decreased $5 million. The impact of the initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year, migration to impaired in Capital Markets and lower unfavourable changes in credit quality were largely offset by unfavourable changes to our scenario weights, which include the impacts of trade disruptions (including tariffs), and lower favourable changes to our macroeconomic forecast.

PCL on impaired loans increased $1,114 million or 43%, primarily due to higher provisions in Commercial Banking, Personal Banking and Capital Markets.

Non-interest expense

		Table 10
(Millions of Canadian dollars, except percentage amounts)	**2025**	2024
Salaries	$ **9,426**	$ 8,878
Variable compensation	**9,983**	8,838
Benefits and retention compensation	**2,711**	2,408
Share-based compensation	**1,002**	959
Human resources	**23,122**	21,083
Equipment	**2,790**	2,537
Occupancy	**1,679**	1,805
Communications	**1,497**	1,369
Professional fees	**2,177**	2,525
Amortization of other intangibles	**1,759**	1,549
Other	**3,568**	3,382
Non-interest expense	$ **36,592**	$ 34,250
Efficiency ratio (1)	**54.9%**	59.7%
Efficiency ratio – adjusted (1), (2)	**54.0%**	57.1%

(1) See Glossary for composition of these measures.
(2) This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

2025 vs. 2024

Non-interest expense increased $2,342 million or 7% from last year, mainly due to higher staff costs and higher variable compensation commensurate with increased results. The impact of foreign exchange translation, ongoing technology investments and the impact of five additional months of HSBC Canada non-interest expenses also contributed to the increase. These factors were partially offset by lower HSBC Canada transaction and integration costs, which is treated as a specified item, and the realization of synergies related to the HSBC Canada transaction.

Our efficiency ratio of 54.9% decreased 480 bps. Our adjusted efficiency ratio of 54.0% decreased 310 bps.

Adjusted efficiency ratio is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income and other taxes

		Table 11
(Millions of Canadian dollars, except percentage amounts)	**2025**	2024
Income taxes	$ **5,282**	$ 3,622
Other taxes		
Value added and sales taxes	**724**	680
Payroll taxes	**1,183**	1,060
Capital taxes	**36**	47
Property taxes	**160**	155
Insurance premium taxes	**47**	45
Business taxes	**99**	61
	2,249	2,048
Total income and other taxes	$ **7,531**	$ 5,670
Income before income taxes	$ **25,651**	$ 19,862
Effective income tax rate	**20.6%**	18.2%
Effective total tax rate (1)	**27.0%**	25.9%
Adjusted results (2), (3)		
Income taxes – adjusted	$ **5,436**	$ 3,984
Income before income taxes – adjusted	**26,306**	21,414
Effective income tax rate – adjusted	**20.7%**	18.6%

(1) Total income and other taxes as a percentage of income before income taxes and other taxes.
(2) These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3) See Glossary for composition of these measures.

2025 vs. 2024
Income tax expense increased $1,660 million or 46% from last year, primarily due to higher income before income taxes. Adjusted income tax expense increased $1,452 million or 36%.

The effective income tax rate of 20.6% increased 240 bps, primarily due to the impact of changes in earnings mix and Pillar Two legislation, which became effective for us beginning November 1, 2024. The adjusted effective income tax rate of 20.7% increased 210 bps. For further details on Pillar Two legislation, refer to Note 21 of our 2025 Annual Consolidated Financial Statements.

Other taxes increased $201 million or 10% from last year, primarily due to higher payroll taxes driven by higher staff-related costs and higher value added and sales taxes commensurate with increased purchase activity.

Adjusted income tax expense, adjusted income before income taxes and adjusted effective income tax rate are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Client assets

Assets under administration
AUA are assets administered by us which are beneficially owned by our clients. We provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

Our Wealth Management business is the primary business segment that has AUA with approximately 94% of total AUA, mainly in the Investor Services line of business with approximately 53% of AUA, as at October 31, 2025. The Personal Banking business has approximately 5% of total AUA.

2025 vs. 2024
AUA increased $634 billion or 13% from last year, primarily due to market appreciation.

The following table summarizes AUA by geography and asset class:

AUA by geographic mix and asset class		Table 12
(Millions of Canadian dollars)	**2025**	2024
Canada (1)		
Money market	$ **42,400**	$ 32,800
Fixed income	**823,800**	784,600
Equity	**968,800**	701,800
Multi-asset and other	**1,554,300**	1,458,300
Total Canada	**3,389,300**	2,977,500
U.S. (1)		
Money market	**35,300**	36,600
Fixed income	**144,500**	144,600
Equity	**387,200**	335,900
Multi-asset and other	**515,700**	432,900
Total U.S.	**1,082,700**	950,000
Other International (1)		
Money market	**25,400**	19,200
Fixed income	**152,000**	130,800
Equity	**507,300**	425,600
Multi-asset and other	**442,300**	462,400
Total International	**1,127,000**	1,038,000
Total AUA	$ **5,599,000**	$ 4,965,500

(1)   Geographic information is based on the location from where our clients are serviced.

Assets under management

AUM are assets managed by us which are beneficially owned by our clients. Management fees are paid by the investment funds and other clients for the investment capabilities of an investment manager and can also cover administrative services. Management fees may be calculated daily, monthly or quarterly as a percentage of the AUM, depending on the distribution channel, product and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix and relationship pricing for clients using multiple services. Higher risk assets generally produce higher fees, while clients using multiple services can take advantage of synergies which reduce the fees they are charged. Certain funds may have performance fee arrangements where fees are recorded when certain benchmarks or performance targets are achieved. These factors could lead to differences in fees earned by product and therefore net return by asset class may vary despite similar average AUM. Our Wealth Management segment is the primary business segment that has AUM with approximately 99% of total AUM as at October 31, 2025.

2025 vs. 2024

AUM increased $232 billion or 17% from last year, primarily due to market appreciation and net sales.

The following table presents the change in AUM for the year ended October 31, 2025:

Client assets – AUM						Table 13
			2025			2024
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance (1)	$ 62,800	$ 281,300	$ 183,900	$ 814,300	$ 1,342,300	$ 1,067,500
Institutional inflows	233,900	57,000	12,400	9,100	312,400	318,400
Institutional outflows	(218,800)	(51,400)	(12,900)	(5,000)	(288,100)	(295,500)
Personal flows, net	1,800	5,000	4,200	24,700	35,700	19,800
Total net flows	**16,900**	**10,600**	**3,700**	**28,800**	**60,000**	42,700
Market impact	800	17,900	30,200	112,300	161,200	201,900
Acquisition/dispositions	–	–	–	–	–	20,600
Foreign exchange	500	2,600	200	7,000	10,300	9,600
Total market, acquisition/dispositions and foreign exchange impact	**1,300**	**20,500**	**30,400**	**119,300**	**171,500**	232,100
AUM, balance at end of year	$ **81,000**	$ **312,400**	$ **218,000**	$ **962,400**	$ **1,573,800**	$ 1,342,300

(1)   The amounts in the respective categories have been revised from those previously presented.

Business segment results

Results by business segments

Table 14

(Millions of Canadian dollars, except percentage amounts)	2025							2024
	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total	Total
Net interest income	$ 14,496	$ 7,268	$ 5,459	$ –	$ 4,789	$ 988	$ 33,000	$ 27,953
Non-interest income	5,358	1,294	16,919	1,321	9,637	(924)	33,605	29,391
Total revenue	19,854	8,562	22,378	1,321	14,426	64	66,605	57,344
PCL	2,105	1,550	120	–	587	–	4,362	3,232
Non-interest expense	8,001	2,833	16,769	315	7,966	708	36,592	34,250
Income before income taxes	9,748	4,179	5,489	1,006	5,873	(644)	25,651	19,862
Income taxes	2,643	1,159	1,200	178	480	(378)	5,282	3,622
Net income	$ 7,105	$ 3,020	$ 4,289	$ 828	$ 5,393	$ (266)	$ 20,369	$ 16,240
ROE (3)	24.9%	14.9%	16.6%	40.7%	13.7%	n.m.	16.3%	14.4%
Average assets	$ 563,500	$ 192,200	$ 188,400	$ 31,000	$ 1,326,300	$ 97,000	$ 2,398,400	$ 2,108,500

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.
(2) Net interest income, non-interest income, total revenue, income before income taxes and income taxes are presented in Capital Markets on a taxable equivalent basis (teb). The teb adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(3) For further details, refer to the Key performance and non-GAAP measures section.
n.m. not meaningful

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments' results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense and tax allocation

To ensure that our business segments' results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which are directly undertaken or provided on the business segments' behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that is intended to reflect the underlying benefits.

Capital attribution

Our management reporting framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated amounts are reported in Corporate Support. Our attributed capital methodology includes the allocation of leverage to our business segments to further align our allocation processes with evolving regulatory capital requirements. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments to better align with our internal targets, which reduced the amount of unattributed capital retained in Corporate Support. For Insurance, the allocation of capital remained unchanged in fiscal 2025 and continued to be based on fully diversified economic capital. For further information, refer to the Capital management section.

Funds transfer pricing

Funds transfer pricing refers to the pricing of intra-company borrowing or lending for management reporting purposes. We employ a funds transfer pricing process to enable risk-adjusted management reporting of segment results. This process determines the costs and revenue for intra-company borrowing and lending of funds after taking into consideration our interest rate risk and liquidity risk management objectives, as well as applicable regulatory requirements.

Provisions for credit losses

PCL is recorded to recognize expected credit losses on all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. For details on our accounting policy on Allowance for credit losses (ACL), refer to Note 2 of our 2025 Annual Consolidated Financial Statements.

PCL is included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment.

In addition to the key methodologies described above, the following components of our management reporting framework also impact how our business segments are managed and reported:

- Wealth Management results include disclosure in U.S. dollars, primarily for U.S. Wealth Management (including City National Bank ("City National")) as we review and manage the results of this business largely in this currency.
- Capital Markets results are reported on a teb basis, which grosses up total revenue from certain tax-advantaged sources (U.S. tax credit business and Canadian taxable corporate dividends received on or before December 31, 2023) to their effective taxable equivalent value with a corresponding offset recorded in income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.
- Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as certain liquidity and cash management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the teb gross-up amounts. In addition, we record gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans in Corporate Support as we believe this presentation more closely aligns with how we view business performance and manage the underlying risks.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity

We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital remained unchanged in fiscal 2025 and continued to be based on fully diversified economic capital.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE								Table 15
	2025							2024
(Millions of Canadian dollars, except percentage amounts)	**Personal Banking** (3)	**Commercial Banking** (3)	**Wealth Management** (3)	**Insurance**	**Capital Markets** (3)	**Corporate Support**	**Total**	Total
Net income available to common shareholders	$ 6,985	$ 2,940	$ 4,187	$ 820	$ 5,244	$ (308)	$ 19,868	$ 15,908
Total average common equity (1), (2)	28,100	19,650	25,200	2,000	38,350	8,750	122,050	110,650
ROE	24.9%	14.9%	16.6%	40.7%	13.7%	n.m.	16.3%	14.4%

(1) Total average common equity represents rounded figures.
(2) The amounts for the segments are referred to as attributed capital.
(3) Effective the first quarter of 2025, we increased our capital attribution rates. For further details, refer to the How we measure and report our business segments section.
n.m. not meaningful

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management's perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in our underlying businesses.

Our results for all reported periods were adjusted for the following specified item:
* HSBC Canada transaction and integration costs. Effective the third quarter of 2025, we no longer treated HSBC Canada transaction and integration costs as a specified item. Integration activities have been completed.

Our results for the prior year were also adjusted for the following specified item:
* Management of closing capital volatility related to the HSBC Canada transaction.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

		Table 16
(Millions of Canadian dollars, except per share, number of and percentage amounts)	**2025**	2024
Total revenue	$ **66,605**	$ 57,344
PCL	**4,362**	3,232
Non-interest expense	**36,592**	34,250
Income before income taxes	**25,651**	19,862
Income taxes	**5,282**	3,622
Net income	$ **20,369**	$ 16,240
Net income available to common shareholders	$ **19,868**	$ 15,908
Average number of common shares (thousands)	**1,409,072**	1,411,903
Basic earnings per share (in dollars)	$ **14.10**	$ 11.27
Average number of diluted common shares (thousands)	**1,411,589**	1,413,755
Diluted earnings per share (in dollars)	$ **14.07**	$ 11.25
ROE	**16.3%**	14.4%
Effective income tax rate	**20.6%**	18.2%
Total adjusting items impacting net income (before-tax)	$ **655**	$ 1,552
Specified item: HSBC Canada transaction and integration costs (1), (2)	**43**	960
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	**–**	131
Amortization of acquisition-related intangibles (3)	**612**	461
Total income taxes for adjusting items impacting net income	$ **154**	$ 362
Specified item: HSBC Canada transaction and integration costs (1)	**13**	201
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	**–**	36
Amortization of acquisition-related intangibles (3)	**141**	125
Adjusted results		
Income before income taxes – adjusted	$ **26,306**	$ 21,414
Income taxes – adjusted	**5,436**	3,984
Net income – adjusted	**20,870**	17,430
Net income available to common shareholders – adjusted (4)	**20,369**	17,098
Average number of common shares (thousands)	**1,409,072**	1,411,903
Basic earnings per share (in dollars) – adjusted	$ **14.46**	$ 12.11
Average number of diluted common shares (thousands)	**1,411,589**	1,413,755
Diluted earnings per share (in dollars) – adjusted	$ **14.43**	$ 12.09
ROE – adjusted	**16.7%**	15.5%
Effective income tax rate – adjusted	**20.7%**	18.6%
Adjusted efficiency ratio		
Total revenue	$ **66,605**	$ 57,344
Add specified item: Management of closing capital volatility related to the HSBC Canada transaction (before-tax) (1)	**–**	131
Total revenue – adjusted (4)	$ **66,605**	$ 57,475
Non-interest expense	$ **36,592**	$ 34,250
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	**43**	960
Less: Amortization of acquisition-related intangibles (before-tax) (3)	**612**	461
Non-interest expense – adjusted (4)	$ **35,937**	$ 32,829
Efficiency ratio	**54.9%**	59.7%
Efficiency ratio – adjusted	**54.0%**	57.1%

(1)   These amounts have been recognized in Corporate Support.
(2)   As at October 31, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion. Effective the third quarter of 2025, we no longer treated HSBC Canada transaction and integration costs as a specified item. Integration activities have been completed.
(3)   Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)   See Glossary for composition of these measures.

Personal Banking

Personal Banking provides a broad suite of financial products and services to retail clients for their day-to-day banking, investing and financing needs. We are focused on building deep and meaningful relationships with our clients, underscored by the delivery of exceptional client experiences, the breadth of our product suite, our depth of expertise and the features of our digital solutions.

~15 million	#1	32,335
Number of Personal Banking – Canada clients	Ranking in market share for all key retail products[1]	Employees (FTE)[2]

Revenue by Business Lines



$19.9 billion
Total revenue

- ■ 94% Personal Banking - Canada
- ▢ 6% Caribbean & U.S. Banking

We operate through two businesses – Personal Banking – Canada and Caribbean & U.S. Banking. Personal Banking – Canada serves our home market in Canada. We have the largest branch network, the most ATMs and one of the largest mobile sales forces across Canada, along with market-leading digital capabilities. In Caribbean & U.S. Banking, we offer a broad range of financial products and services in targeted markets.

In Canada, we compete with other Schedule 1 banks, independent trust companies, foreign banks, credit unions, caisses populaires and auto financing companies, as well as emerging entrants to the financial services industry.

In the Caribbean, our competition includes banks, emerging digital banks, trust companies and investment management companies serving retail and corporate clients, as well as public institutions. In the U.S., we compete primarily with other Canadian banking institutions that have U.S. operations.

2025 Operating environment

› Amidst a lower inflationary environment, the BoC overnight interest rate has decreased significantly through a series of interest rate cuts since June 2024. This has been accompanied by a shift in deposit mix towards demand deposits, which has contributed to our continued increase in NIM throughout fiscal 2025.

› Residential real estate markets continued to be impacted by softening demand throughout 2025, driven by the imposition of tariffs from the U.S. administration as well as general macroeconomic uncertainty. Despite slower mortgage volume growth, mortgage originations were up from the prior year.

› In an environment where a higher cost of living and economic uncertainty continue to weigh on consumer spending, consumers are displaying cautious spending habits. Despite these financial pressures, overall credit card purchase volumes continued to grow from the prior year.

› We recorded growth in non-term deposit products, reflecting a shift in client preference away from term deposit products, as BoC interest rates have decreased. We also maintained our number one market share position in Personal Core Deposits and Guaranteed Investments Certificates (GICs).

› Favourable equity market conditions throughout the majority of fiscal 2025 and client sales activity have driven higher average mutual fund balances.

› The credit environment was impacted by rising unemployment rates, slowing economic growth and the impacts of trade disruptions, resulting in higher provisions on impaired and performing loans.

› We continued to focus on investments in staff along with ongoing investments in technology, including in AI and digital transformation.

› The Caribbean region's economy continued to expand at a healthy pace in 2025, with the inflation rate in the region remaining low as the impacts of higher import costs fueled by tariffs are yet to have a downstream impact on consumers. Our Caribbean Banking business benefitted from strong volume growth in both loans and deposits as we continued to invest in growing the franchise.

› The U.S. Banking business benefitted from continued loan and deposit growth and the sustained level of higher U.S. interest rates, despite uncertainty associated with U.S. trade policy and a decline in Canadian travel to the U.S.

---

[1] Market share is calculated using the most current data available from OSFI (M4), the Securities and Investment Management Association (SIMA) and the Canadian Bankers Association (CBA), and is as at August 2025 and June 2025. This is based on the following key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and GICs, Credit Cards and Long-term Mutual Funds.

[2] Includes FTE for all shared services across Personal Banking and Commercial Banking, for which the related non-interest expenses are allocated to both Personal Banking and Commercial Banking.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Enhance client value proposition by providing exceptional value and reciprocity	Received the highest ranking in customer satisfaction for a second consecutive year in the J.D. Power 2025 Canada Retail Banking Satisfaction Study Avion Rewards® was recognized for a third consecutive year as the International Loyalty Program of the Year (Americas) at the 2025 International Loyalty Awards. The award recognizes the highest level of excellence and innovation in loyalty programs on a global scale. Avion Rewards also won top honors at the 2025 Loyalty360 Awards, recognizing the program's creative campaigns and data analytics innovations Announced several strategic partnerships and enhancements to expand our loyalty and credit card offerings. These include a linked loyalty partnership with Canadian Tire Corporation that links eligible RBC cards and Triangle Rewards‡ for clients to earn three times Canadian Tire money, two new co-branded credit cards and a linked loyalty partnership with Pattison Food Group to offer exclusive everyday savings to clients and allow them to earn more rewards on grocery purchases. We also launched enhancements that enabled WestJet‡ RBC World Elite Mastercard and WestJet RBC Mastercard‡ cardholders to earn WestJet points faster on everyday purchases and enjoy expanded travel benefits and insurance options. Additionally, we partnered with Visa‡ to offer eligible RBC Visa Cardholders a chance to win access to purchase select tickets for FIFA World Cup 26‡ Introduced credit at account opening under the RBC Newcomer Advantage® program and continued to engage HSBC Canada clients through proactive marketing initiatives Expanded access to no-cost banking accounts[1] for Indigenous Peoples in Canada as well as anyone aged 24 and under, including non-students	Continue to build a suite of best-in-class value propositions, digital experiences and ventures to accelerate client acquisition and engage Canadians earlier, more often and in more compelling ways Focus on engaging key high-growth client segments with superior advice and empower our advisors to build new and deeper relationships to drive industry-leading volume growth Continue to support retail clients in achieving their climate-related value propositions, including building upon our existing portfolio of products, services and advice Continue to support the financial wellbeing of Canadians through dedicated products, services and advice
Optimize channels by servicing clients through unparalleled access and convenience	Won 10 Ipsos 2025 Financial Service Excellence Awards among the Big 5 banks, including four solo wins in "Recommend to Friends or Family (Net Promoter Score)", "Financial Planning & Advice", "ATM Banking Excellence" and "Online Banking Excellence" Enabled clients to open GICs or Registered Savings products through their mobile devices. Clients can now open, purchase and set-up pre-authorized contributions for Tax-free Savings Accounts and Registered Retirement Savings Plans through their mobile devices Launched an easier and faster mortgage renewal process for clients through a new streamlined, self-serve option in the RBC Mobile app. Eligible clients can now seamlessly and securely renew their RBC mortgage from wherever is most convenient for them Increased advisor sales power by digitizing low-complexity tasks, leveraging alternate channels for simpler servicing and expanding our remote sales centres	Continue to deliver leading digital capabilities and functionality through our mobile app Continue to reimagine our branch network to meet the evolving needs of our clients Deliver anytime, anywhere solutions to our clients across all channels Upskill our expert advisor network to deliver more personalized insights and address complex advice needs
Leverage AI and hyper-personalization to create personalized client experiences, improve efficiency and manage risk	Scaled our proprietary AI foundation model for financial services, ATOM™ (Asynchronous Temporal Model), which enables the bank to leverage unique insights and develop innovative solutions within a responsible AI framework that meets regulatory requirements. ATOM has enhanced our credit adjudication capabilities, enabling better assessment of client needs and ability to pay. In addition, it has enhanced our ability to provide personalized recommendations, which are applied in our Avion® Redemption Newsletter, allowing us to streamline offerings to our members Deployed GenAI solutions in our Advice Centre to support advisors with a number of tasks, from faster access to knowledge and insights to executing activities on their behalf, saving the advisor time to focus on clients	Further scale ATOM in-market to hyper-personalize client interactions across all client touchpoints, leveraging offers across RBC's product shelf and insights on client behaviours and anticipating servicing needs to create substantially deeper relationships with existing RBC clients Deploy agentic capabilities through our enterprise GenAI platform to enable more automation across workflows and enable AI to surface unique insights from our data assets

---

[1] This expanded access has in part been made available through RBC's adherence to recent enhancements to voluntary Commitment on Low-Cost and No-Cost Accounts, which came into effect on December 1, 2025.

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Attract, grow and retain future-ready talent	Empowered teams to deliver against our strategy by transforming our Personal Banking organizational structure to align teams against our biggest growth opportunities Supported development of talent through targeted employee moves to new and/or expanded roles to develop in-demand skills and build key capabilities for the future Continued leadership development through various enterprise and business segment programs, including leadership summits, strategy seminars and people manager enablement programs such as webinars, workshops and learning programs Further strengthened our culture of inclusion and belonging by engaging employee participation in key global enterprise events and Employee Resource Groups	Build critical future skills through targeted development experiences for leaders and employees aligned to our bold ambitions Inspire and enable teams to achieve ambitious outcomes and high-performance Develop and coach leaders to champion transformation and growth and foster a client-focused culture Empower our leaders and employees through AI to reimagine what's possible and accelerate innovation
In the Caribbean	Progressed and accelerated key initiatives including data transformation, product innovation and streamlining regulatory compliance by digitizing our processes, expanding products and prioritizing resources to modernize and simplify our business and deliver an enhanced client and employee experience	Continue to deepen our focus in growth segments, while maintaining momentum in operational excellence by accelerating digital and process modernization and further aligning our business model to deliver differentiated value for clients and employees
In the U.S.	Continued to enable new client onboarding and cross-border banking through deeper integration with Canadian franchise product, channel and marketing strategies Continued to develop digital capabilities and automation to enhance scalability, further integrate our products, simplify processes and improve the client experience	Further align with Canadian value proposition, product strategies and channel experiences to drive new client acquisition and anchor existing relationships Continue the transformation of sales and service channels to improve productivity and streamline client acquisition and servicing processes

Outlook

For fiscal 2026, the macroeconomic outlook remains uncertain as markets and market participants navigate the impact of geopolitical activity, including tariffs. Canadian labour markets have softened as tariff hikes from the U.S. administration have led to job losses, particularly in the heavily trade-exposed North American industrial sector. U.S. trade policy remains a significant source of uncertainty. Most Canadian exports to the U.S. have remained duty free under an exemption from tariffs on products compliant with the CUSMA free trade agreement, which is expected to begin a formal review process in July 2026. GDP growth is expected to remain slow but positive in 2026, supported by stabilizing domestic labour demand, resilient consumer spending, planned increases in federal and provincial government spending and the lagged impact of the 2025 BoC interest rate cuts. Home resales are expected to recover gradually in 2026 as lower interest rates and, in some markets, lower prices stimulate buyer demand. The unemployment rate is expected to remain elevated but gradually decline in calendar 2026 as hiring demand stabilizes. We do not expect further reductions in the BoC's overnight rate in calendar 2026. We expect the continued benefit of our structural hedges to reduce volatility in NIM from short-term rate movements.

In the U.S., GDP growth is also expected to remain slow but positive in 2026, with the negative impact of tariffs on growth in the U.S. industrial sector expected to be offset by high levels of government spending and Federal Reserve interest rate cuts.

In the Caribbean region, GDP growth is expected to remain modest but positive in 2026, supported by historically high global commodity prices as well as continued growth in key sources of tourism demand in the region including the Euro Area, the U.K., the U.S. and Canada.

We will continue to pursue industry-leading growth and will seek to deepen client relationships to meet the evolving needs of our clients.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Personal Banking [1]				Table 17
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)		**2025**		2024
Net interest income	$	**14,496**	$	12,438
Non-interest income		**5,358**		4,904
Total revenue		**19,854**		17,342
PCL on performing assets		**358**		392
PCL on impaired assets		**1,747**		1,410
PCL		**2,105**		1,802
Non-interest expense		**8,001**		7,485
Income before income taxes		**9,748**		8,055
Net income	$	**7,105**	$	5,921
Revenue by business				
Personal Banking – Canada	$	**18,593**	$	16,206
Caribbean & U.S. Banking		**1,261**		1,136
Key ratios				
ROE		**24.9%**		24.8%
NIM		**2.66%**		2.43%
Efficiency ratio		**40.3%**		43.2%
Operating leverage [2]		**7.6%**		2.2%
Selected balance sheet information				
Average total assets	$	**563,500**	$	528,200
Average total earning assets, net		**545,900**		512,300
Average loans and acceptances, net		**535,600**		502,700
Average deposits		**437,800**		404,600
Other information				
AUA [3], [4]	$	**288,500**	$	255,400
Average AUA		**267,400**		235,500
AUM [4]		**6,100**		6,400
Number of employees (FTE) [5]		**32,335**		38,642
Credit information				
PCL on impaired loans as a % of average net loans and acceptances		**0.33%**		0.28%
Other selected information – Personal Banking – Canada				
Net income	$	**6,717**	$	5,550
NIM		**2.58%**		2.35%
Efficiency ratio		**38.8%**		41.6%
Operating leverage		**7.5%**		2.3%

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.
(2) See Glossary for composition of this measure.
(3) AUA includes securitized residential mortgages and credit card loans as at October 31, 2025 of $15 billion and $5 billion, respectively (October 31, 2024 – $15 billion and $6 billion).
(4) Represents year-end spot balances.
(5) Includes FTE for all shared services across Personal Banking and Commercial Banking, for which the related non-interest expenses are allocated to both Personal Banking and Commercial Banking. Effective the fourth quarter of 2025, approximately 5,500 FTE who were previously shared services and are now dedicated to Commercial Banking were transferred from Personal Banking to Commercial Banking. As a result, FTE from the prior period may not be fully comparable.

Financial performance
2025 vs. 2024
Net income increased $1,184 million or 20% from last year, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 7% in Personal Banking – Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher non-interest expenses. Net income for the current year includes the impact of five additional months of HSBC Canada results.

Total revenue increased $2,512 million or 14%, primarily due to higher net interest income reflecting higher spreads and an increase of 8% in average deposits and 6% in average loans in Personal Banking – Canada, which includes the impact of five additional months of HSBC Canada results. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.

NIM was up 23 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment.

PCL increased $303 million or 17%, primarily due to higher provisions on impaired loans in our Canadian credit cards and personal portfolios. This was partially offset by lower provisions on performing loans, primarily driven by lower unfavourable changes in credit quality, partially offset by unfavourable changes to our scenario weights.

Non-interest expense increased $516 million or 7%, primarily due to higher staff-related costs, including severance, the impact of five additional months of HSBC Canada non-interest expenses and ongoing technology investments, net of realized synergies related to the HSBC Canada transaction.

Average loans and acceptances increased 7%, primarily driven by growth in residential mortgages and the impact of five additional months of HSBC Canada balances.

Average deposits increased 8%, primarily reflecting an increase in demand and term deposits. The impact of five additional months of HSBC Canada balances also contributed to the increase.

Business line review

Personal Banking – Canada

Personal Banking – Canada offers a full range of products focused on meeting the needs of our individual Canadian clients at every stage of their lives through a wide range of financing and investment products and services. This includes home equity financing, personal lending, chequing and savings accounts, private banking, indirect lending (including auto financing), mutual funds, GICs, credit cards, and payment products and solutions.

We rank #1 in market share for all key Personal Banking products in Canada, supported by the largest retail banking network in Canada, with 1,159 branches and 3,869 ATMs.

Financial performance

Total revenue increased $2,387 million or 15% compared to last year, primarily due to higher net interest income reflecting higher spreads and an increase of 8% in average deposits and 6% in average loans, which includes the impact of five additional months of HSBC Canada results. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.

Average residential mortgages increased 7%, primarily reflecting an increase in mortgage originations and the impact of five additional months of HSBC Canada balances.

Average deposits increased 8%, primarily reflecting an increase in demand and term deposits. The impact of five additional months of HSBC Canada balances also contributed to the increase.

Selected highlights (1)		Table 18
(Millions of Canadian dollars, except number of)	**2025**	2024
Total revenue	$ **18,593**	$ 16,206
Other information		
Average residential mortgages	**414,100**	388,500
Average other loans and acceptances, net	**82,600**	78,300
Average deposits	**413,600**	382,300
Average credit card balances	**25,200**	23,400
Credit card purchase volumes	**196,600**	185,000
Branch mutual fund balances (2)	**257,400**	223,600
Average branch mutual fund balances	**235,600**	204,000
Number as at October 31:		
Branches (3)	**1,159**	1,189
ATMs (3)	**3,869**	4,042

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results for all reported periods.
(2) Represents year-end spot balances.
(3) Branches and ATMs are shared across Personal Banking and Commercial Banking.

Average residential mortgages, loans and deposits
(Millions of Canadian dollars)



Caribbean & U.S. Banking

Our Caribbean Banking business provides personal and commercial banking to a range of clients, including individuals, small businesses, general commercial entities, regional and multi-national corporations, and governments, supported by an extensive branch, ATM, online and mobile banking network.

Our U.S. Banking business serves the needs of Canadian retail and small business clients providing personalized, digitally-enabled cross-border banking solutions enabling a cross-border lifestyle in all 50 states across the U.S.

Financial performance

Total revenue increased $125 million or 11% from last year, mainly due to higher net interest income reflecting average volume growth in loans and deposits. The impact of foreign currency translation and higher card service revenue also contributed to the increase.

Average loans and acceptances increased 10% and average deposits increased 9%, primarily due to increased client activity and the impact of foreign exchange translation.

Selected highlights		Table 19
(Millions of Canadian dollars, except number of and percentage amounts)	**2025**	2024
Total revenue	$ **1,261**	$ 1,136
Other information		
NIM	**4.20%**	4.26%
Average loans and acceptances, net	**13,700**	12,500
Average deposits	**24,200**	22,300
AUA (1)	**11,500**	11,000
Average AUA	**11,200**	10,700
AUM (1)	**6,100**	5,700
Average AUM	**5,800**	5,600
Number as at October 31:		
Branches	**38**	38
ATMs	**247**	259

(1) Represents year-end spot balances.

Average loans and deposits (Millions of Canadian dollars)



Commercial Banking

Commercial Banking serves the end-to-end needs of Canadian businesses, including subsidiaries of multi-nationals. We deliver a full spectrum of services to the market, ranging from lending and deposits to payments, cash management and advisory services. Our comprehensive coverage teams with specialization across industries and products give us the scale to deliver holistic solutions to our clients.

~ 1.4 million	#1	> 3,500
Number of Commercial Banking clients	Ranking in market share in commercial lending and deposits[1]	Client-facing advisors and specialists

Revenue by Product



$8.6 billion
Total revenue

- 59% Deposits and Cash Management
- 41% Lending

We are a market-leading, full-service commercial bank that meets the needs of Canadian businesses, including subsidiaries of multi-nationals.

In Canada, we compete with other Schedule 1 banks, foreign banks, credit unions, specialized financing companies, as well as emerging non-traditional entrants to the financial services industry.

For small businesses, we offer convenience through 1,159 branches in Canada and comprehensive digital solutions supported by experienced advisors. For commercial clients, we provide customized banking advice through our network of industry-specialized relationship managers and product specialists. Our corporate clients benefit from tailored product solutions and premium high-touch services via a broad team of specialists and market-leading capabilities.

2025 Operating environment

› In 2025, trade uncertainty negatively impacted the economy, eroding business confidence and reducing capital investment. As a result, businesses delayed long-term strategic investments, leading to decreased business investment and weaker employment. This cautious business environment led to a slowdown in lending growth.

› Following the BoC's monetary policy easing since June 2024, clients shifted towards demand deposits with a preference for liquidity during this time of economic uncertainty. This led to a mix shift in our portfolio, with funds flowing from term products towards demand deposits.

› Despite unfavourable business sentiment and increased competition, our diversified Commercial Banking business achieved volume growth across all major product lines and client segments.

› The credit environment was impacted by rising unemployment rates, slowing economic growth and the impacts of trade disruptions, resulting in higher provisions on impaired and performing loans.

---

[1] Market share is calculated based on deposit balances excluding term deposits from OSFI (M4) and lending balances from CBA, and is as at August 2025 and March 2025, respectively.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Invest in digital and AI to drive productivity and efficiency	Continued to invest in digitizing our business to drive more convenience, efficiency and speed for our clients Modernized our transaction banking platform RBC Edge™ to better support clients' increasingly complex cash management needs	Continue to create a digitized and AI-enabled credit experience for clients, including our modernized credit platform and auto-adjudication capabilities Further develop self-serve digital onboarding for our clients, refining the experience in virtual accounts management and liquidity management
Target segments and sectors to drive premium growth	Realigned coverage teams to better match capabilities with client needs to provide more effective support for large commercial and corporate clients Generated market growth in Indigenous Banking, supported by the expansion of our team serving these communities, cross-enterprise collaboration and active engagement with Indigenous communities Enhanced advisor training on climate topics through a program developed in collaboration with Green Economy Canada to help advisors support clients on their transition and resilience journeys Extended our leadership position in the small business and core commercial banking segments through client acquisition strategies and new value propositions	Develop and execute strategies for key growth sectors Continue to deploy new tailored servicing model for large commercial and corporate clients aimed at driving simplicity and efficiency Continue to execute on refined coverage model and transition teams to a singular platform Engage with clients to understand their plans for the climate transition and where RBC can assist Canadian businesses in achieving their growth and sustainability goals
Differentiate through trade and payments capabilities with international connectivity	Recognized by Global Finance Magazine as the best overall bank for cash management in Canada for the fourth consecutive year and the leading trade finance provider in Canada for the thirteenth consecutive year Completed integration of HSBC Canada with minimal client attrition Unified transaction banking coverage group, bringing together expertise from multiple teams within treasury and trade solutions and product support to streamline client experience and drive business growth Built out global payments solutions, such as trade finance and foreign exchange in conjunction with Capital Markets Established greater collaboration with City National to support the U.S. banking needs of Canadian commercial and corporate clients resulting in a significant increase in cross-border activity Developed key capabilities within RBC Edge for cross-border cash management that are critical for our north-south transaction banking strategy	Roll out dedicated support model tailored for the needs of transaction banking clients with specialized expertise Continue to invest in best-in-class North American liquidity solutions that enable clients to optimize working capital on both sides of the border Continue to invest in cross-border capabilities including our RBC Edge platform in conjunction with RBC Clear™
Attract, grow and retain future-ready talent	Empowered teams to deliver against our strategy by transforming our Commercial Banking organizational structure to align teams against our biggest growth opportunities Supported development of talent through targeted employee moves to new and/or expanded roles to develop in-demand skills and build key capabilities for the future Continued leadership development through various enterprise and business segment programs, including leadership summits, strategy seminars and people manager enablement programs such as webinars, workshops and learning programs Further strengthened our culture of inclusion and belonging by engaging employee participation in key global enterprise events and Employee Resource Groups	Build critical future skills through targeted development experiences for leaders and employees aligned to our bold ambitions Inspire and enable teams to achieve ambitious outcomes and high-performance Develop and coach leaders to champion transformation and growth and foster a client-focused culture Empower our leaders and employees through AI to reimagine what's possible and accelerate innovation

Outlook

For fiscal 2026, the macroeconomic outlook remains uncertain as markets and market participants navigate the impact of geopolitical activity, including tariffs. Tariffs imposed by the U.S. administration have slowed economic growth, particularly in the heavily trade-exposed North American industrial sector. The outlook for Canadian economic growth remains highly contingent on the unpredictable U.S. trade policy. However, an exemption from additional tariffs on most Canadian exports compliant with the CUSMA free trade agreement and increased government spending are expected to support modest but positive growth in the Canadian economy in calendar 2026. We do not expect further reductions in the BoC's overnight rate following the reduction in October before the end of calendar 2025. We do not expect further reductions in calendar 2026 with government spending providing the main source of policy response to targeted sectors negatively impacted by tariffs.

With a well-diversified portfolio and market-leading solutions, we are well-positioned to support clients through all stages of the economic cycle. Improvements in business sentiment and anticipated government programs are expected to provide relief for economically sensitive sectors and support growth. However, ongoing trade uncertainty remains a headwind that could negatively impact growth. Our investments in transaction banking, client coverage and servicing allow us to meet the evolving needs of our clients and pursue industry-leading, durable growth.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Commercial Banking (1)   Table 20

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)		2025		2024
Net interest income	$	7,268	$	6,061
Non-interest income		1,294		1,321
Total revenue		8,562		7,382
PCL on performing assets		314		261
PCL on impaired assets		1,236		714
PCL		1,550		975
Non-interest expense		2,833		2,512
Income before income taxes		4,179		3,895
Net income	$	3,020	$	2,818
Key ratios				
ROE		14.9%		18.5%
NIM		3.89%		4.06%
Efficiency ratio		33.1%		34.0%
Operating leverage		3.2%		5.2%
Selected balance sheet information				
Average total assets	$	192,200	$	165,400
Average total earning assets, net		186,800		149,400
Average loans and acceptances, net		186,800		161,600
Average deposits		308,700		281,800
Other information				
Number of employees (FTE) (2)		7,012		1,290
Credit information				
PCL on impaired loans as a % of average net loans and acceptances		0.66%		0.44%

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.

(2) Excludes FTE for all shared services across Personal Banking and Commercial Banking, for which the related non-interest expenses are allocated to both Personal Banking and Commercial Banking. Effective the fourth quarter of 2025, approximately 5,500 FTE who were previously shared services and are now dedicated to Commercial Banking were transferred from Personal Banking to Commercial Banking. As a result, FTE from the prior period may not be fully comparable.

Financial performance
2025 vs. 2024

Net income increased $202 million or 7% from last year, as growth in total revenue was partially offset by higher PCL and non-interest expense. Net income for the current year includes the impact of five additional months of HSBC Canada results.

Total revenue increased $1,180 million or 16%, primarily due to higher net interest income, reflecting an increase of 16% in average loans and acceptances and 10% in average deposits, which includes the impact of five additional months of HSBC Canada results. The increase in net interest income also includes the impact of the cessation of Bankers' Acceptance-based lending, which was largely offset in credit fees within non-interest income.

PCL increased $575 million or 59%, primarily due to higher provisions on impaired loans across most sectors. Higher provisions on performing loans also contributed to the increase, primarily driven by unfavourable changes to our scenario weights, credit quality and macroeconomic forecast, partially offset by the impact of the initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year.

Non-interest expense increased $321 million or 13%, primarily due to higher staff-related costs, the impact of five additional months of HSBC Canada non-interest expenses and ongoing technology investments, net of realized synergies related to the HSBC Canada transaction.

Average loans and acceptances, and average deposits increased 16% and 10%, respectively, primarily driven by growth across all client segments and the impact of five additional months of HSBC Canada balances.

Wealth Management

Wealth Management primarily serves affluent, high-net-worth (HNW) and ultra-high-net-worth (UHNW) clients from our offices in key financial centres across the globe. We offer a comprehensive suite of wealth, investment, trust, banking, credit and other solutions to this client segment. We also provide a self-directed investment service in Canada, as well as asset management products globally to institutional and individual clients through our distribution channels and third-party distributors. We offer asset services and investor services to financial institutions, asset managers and asset owners in Canada.

$22.4 billion	> 6,200	~ 75%
Total revenue	Client-facing advisors	GAM AUM outperforming the benchmark on a 5-year basis[1]

Assets under Administration (AUA)



$5,285 billion
Total AUA

- 57% Institutional
- 42% Personal
- 1% Mutual Funds

Assets under Management (AUM)



$1,564 billion
Total AUM

- 51% Personal
- 25% Mutual Funds
- 24% Institutional

Our lines of business include Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management (GAM), International Wealth Management and Investor Services.

- Canadian Wealth Management includes a full-service wealth advisory business serving HNW and UHNW clients, as well as a leading self-directed investment service in Canada. The full-service wealth advisory business is the largest in Canada, as measured by AUA.
- U.S. Wealth Management (including City National) encompasses our private client group (PCG), clearing and custody (C&C) businesses and City National. PCG is a full-service wealth advisory firm in the U.S., C&C provides a wide array of clearing and execution services for independent broker dealers and registered investment advisors. City National is a U.S.-based relationship bank serving the entertainment industry, mid-market businesses, HNW and UHNW individuals and other clients who value personalized banking relationships.
- GAM is the largest retail mutual fund company in Canada as measured by AUM, as well as a leading institutional asset manager.
- International Wealth Management serves affluent, HNW and UHNW clients, primarily through key financial centres in the U.K., Ireland, the Channel Islands and Asia.
- Investor Services delivers asset servicing solutions to Canadian asset managers, asset owners, insurance companies and private wealth advisors. Investor Services also provides sub-custody services to global financial institutions and brokers.

2025 Operating environment

› Earnings in the current fiscal year benefitted from strong growth in client assets, primarily driven by favourable market conditions and positive net flows.

› Our wealth advisory businesses continued to realize net positive flows of fee-based client assets reflecting the strength of our business driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients' trust in our brand. Within our asset management businesses, we captured increased share in Canadian retail mutual fund sales as the sector returned to positive net flows.

› We continued to invest in our people and technology to maintain our competitive advantage and increase efficiencies in an environment characterized by market volatility, changing client preferences and stringent regulatory expectations.

› The credit environment reflected better-than-expected U.S. economic growth, tempered by elevated U.S. interest rates, resulting in lower provisions on impaired loans.

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[1] The percentage of assets in funds beating the benchmark represents performance of RBC GAM Canadian retail mutual funds, excluding index funds. Past performance is no guarantee of future results. Benchmarks used are total return indices. Performance is based on gross-of-fee returns using data available from SIMA as of October 2025.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
In Canada, be the premier service provider for HNW and UHNW clients, and build on our leading position serving self-directed investors	Further extended our position as an industry leader in our full-service private wealth business Continued to focus on holistic wealth planning, including advisor training on intergenerational and business wealth transfer Continued to offer RBC Premier Banking solutions to our clients to deepen banking relationships with Wealth Management clients Focused on the business owner client segment by running business owner planning to deepen collaboration and provide solutions to address financial needs across business segments including Personal Banking and Commercial Banking Continued to enhance digital and data capabilities, modernize infrastructure and invest in personalized client experiences to boost client satisfaction and advisor productivity Focused on providing unique product capabilities that are becoming increasingly important to our HNW and UHNW client base, such as private alternative investment products Introduced commission-free ETF trading in RBC Direct Investing™ to strengthen our value proposition with early-stage investors, and launched our Royal Distinction program that provides dedicated support and exclusive benefits to our HNW clients	Build on our existing entrepreneurial and diverse culture and reward system that retains, attracts and motivates top wealth management talent in Canada Deliver a differentiated client experience through enriched advisor-client interactions and seamless digital experiences Focus on strategic partnership opportunities that support clients on healthy aging, philanthropic and personal goals Deepen client relationships by leveraging the combined strengths across other business segments (Personal Banking and Commercial Banking) with a focus on the business owner client segment Continue to invest in digital solutions to streamline and improve efficiency and advisor productivity, including emerging AI capabilities in partnership with RBC Borealis™ Continue to win early-stage investors in RBC Direct Investing through our low-cost acquisition funnel and launch new products and services for the audience, while simultaneously streamlining the transition of our mass affluent and HNW investors into full-service advice relationships
Full capabilities to serve U.S. clients and deliver strong performance through the cycle	Continued to invest in key areas needed to drive growth in the U.S. market, including expanding our banking and lending solutions with the introduction of RBC Premium Savings, enhancements to the digital platform with AI-powered insights and record high financial advisor recruitment At City National, we focused on enhancing our risk management capabilities across the three lines of defence for sustainable, organic growth in the future. City National also continued to refine its business mix, exit non-core segments and deepen client relationships through new product capabilities	Continue to deliver an exceptional client experience for targeted HNW and UHNW segments by deepening client relationships with the expansion of our banking and lending and wealth planning solutions and continuing the recruitment of highly productive advisors Increase investments in technology and leverage the combined strengths within U.S. Wealth Management (including City National) and Capital Markets to deepen client relationships At City National, we will continue to focus on enhancing our risk management capabilities across the three lines of defence, as well as improving profitability, stability and scalability
In select global financial centres, become the most trusted regional private bank	Continued to deliver on growth initiatives, bringing the full strength and breadth of RBC to our clients Focused on delivering a differentiated client experience by leveraging our global capabilities Continued to leverage RBC Brewin Dolphin to support our position as a top five largest wealth manager in the U.K. Achieved growth and continued momentum in Asia through the addition of experienced client-facing advisors and net new assets	Continue to focus on growing market share in target markets Continue to leverage our global strengths to better serve clients and deepen relationships, taking advantage of our expanded product suite and distribution channels Continue to deliver an exceptional client experience and increase business effectiveness and talent capabilities Continue to enhance client value proposition and consolidation of position in the U.K. local market In Asia, continue to focus on achieving scale by growing the business through the hiring of experienced client-facing advisors and leveraging our global capabilities
In asset management, be a leading, diversified asset manager focused on retail clients in Canada and wealth platforms and institutional clients globally	Maintained #1 market share in Canadian mutual fund AUM RBC® iShares strategic alliance maintained #1 market share in Canadian ETFs Completed the integration of RBC Indigo Asset Management Inc., formerly HSBC Asset Management Canada, into GAM	Continue to focus on delivering exceptional investment performance and valued insights with client experience at the centre of all that we do Continue to expand our investment capabilities, including alternative investment solutions, to meet evolving client needs in our target distribution regions
Become Canada's undisputed leader in investment servicing by focusing on our clients and employees, investing for today and tomorrow and leveraging OneRBC	Launched Ignite 2027, our strategy dedicated to our Canadian Investor Services business with a focus on client and employee experience, and significant investment in technology and people	Continue with Ignite 2027 focused on client-centred investments to deliver world-class solutions at scale that help clients achieve their growth and efficiency aspirations
Attract, grow and retain future-ready talent	Empowered teams to deliver against our strategy by transforming our Wealth Management organizational structure to align teams against our biggest growth opportunities Supported development of talent through targeted employee moves to new and/or expanded roles to develop in-demand skills and build key capabilities for the future Continued leadership development through various enterprise and business segment programs, including leadership summits, strategy seminars and people manager enablement programs such as webinars, workshops and learning programs Further strengthened our culture of inclusion and belonging by engaging employee participation in key global enterprise events and Employee Resource Groups	Build critical future skills through targeted development experiences for leaders and employees aligned to our bold ambitions Inspire and enable teams to achieve ambitious outcomes and high-performance Develop and coach leaders to champion transformation and growth and foster a client-focused culture Empower our leaders and employees through AI to reimagine what's possible and accelerate innovation

Outlook

For fiscal 2026, the macroeconomic outlook remains uncertain, with markets and clients navigating the impact of trade policy developments, including tariff developments and anticipated changes to trade agreements. Although the most severe tariff scenarios earlier in calendar 2025 have not materialized, sluggish growth is still expected over the coming quarters as businesses and households adapt. In the U.S., inflation is likely to be slightly higher than normal for a period due to increased import tariffs, but is not expected to reach the levels seen during the 2022 inflation shock. In contrast, Canadian inflation is expected to be relatively stable due to the significant withdrawal of retaliatory tariffs.

Despite this evolving landscape, we are well-positioned to deliver sustainable growth by leveraging our diversified business model, global capabilities and scale. As businesses and households adjust to the new trade realities, we anticipate a period of slow economic growth, which may present opportunities for strategic investment and wealth planning.

Our strategy is focused on delivering a differentiated client experience through holistic, goals-based advice, enhanced by digital and AI capabilities that improve advisor productivity and personalization. We are also deepening client relationships by addressing the growing demand for integrated banking, wealth planning and alternative investment solutions. To support these efforts, we will continue to invest in our people and technology, while further enhancing our operational resilience, risk management and compliance capabilities. Prioritizing these areas will enable us to continue to meet the heightened expectations of our clients and regulators and to deliver long-term value for our stakeholders.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Wealth Management (1)		2025		Table 21 2024
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)				
Net interest income	$	5,459	$	4,979
Non-interest income		16,919		14,647
Total revenue		22,378		19,626
PCL on performing assets		(8)		(119)
PCL on impaired assets		128		148
PCL		120		29
Non-interest expense		16,769		15,312
Income before income taxes		5,489		4,285
Net income	$	4,289	$	3,422
Revenue by business				
Canadian Wealth Management	$	6,959	$	5,777
U.S. Wealth Management (including City National)		9,857		8,906
U.S. Wealth Management (including City National) (US$ millions)		7,023		6,550
Global Asset Management		3,368		2,948
International Wealth Management		1,406		1,295
Investor Services		788		700
Key ratios				
ROE		16.6%		14.4%
NIM		3.33%		3.26%
Pre-tax margin (2)		24.5%		21.8%
Selected balance sheet information				
Average total assets	$	188,400	$	176,200
Average total earning assets, net		163,700		152,500
Average loans and acceptances, net		123,200		114,600
Average deposits		173,600		163,400
Other information				
AUA (3), (4)	$	5,284,800	$	4,685,900
AUM (3)		1,563,900		1,332,500
Average AUA		4,920,400		4,384,200
Average AUM		1,428,500		1,218,900
PCL on impaired loans as a % of average net loans and acceptances		0.10%		0.13%
Number of employees (FTE)		26,374		25,672
Number of advisors (5)		6,229		6,116

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items

(Millions of Canadian dollars, except percentage amounts)		2025 vs. 2024
Increase (decrease):		
Total revenue	$	445
PCL		9
Non-interest expense		358
Net income		61
Percentage change in average U.S. dollar equivalent of C$1.00		(3)%
Percentage change in average British pound equivalent of C$1.00		(5)%
Percentage change in average Euro equivalent of C$1.00		(5)%

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.
(2) Pre-tax margin is defined as income before income taxes divided by total revenue.
(3) Represents year-end spot balances.
(4) In addition to Canadian Wealth Management, U.S. Wealth Management (including City National), International Wealth Management and Investor Services, AUA includes $8,000 million (2024 – $7,400 million) related to GAM.
(5) Represents client-facing advisors across all our Wealth Management businesses.

Client assets – AUA — Table 22

(Millions of Canadian dollars)		2025		2024
AUA, beginning balance (1)	$	2,004,500	$	1,621,600
Asset inflows		504,000		474,000
Asset outflows		(486,200)		(458,800)
Total net flows (1)		17,800		15,200
Market impact		267,800		341,700
Acquisitions/dispositions		–		21,400
Foreign exchange/other		16,600		4,600
Total market, acquisition/dispositions and foreign exchange/other impact (1)		284,400		367,700
AUA, balance at end of year (1)		2,306,700		2,004,500
Investor Services, balance at end of year		2,978,100		2,681,400
Total AUA	$	5,284,800	$	4,685,900

(1) Includes AUA from the following lines of business: Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management and International Wealth Management.

AUA by geographic mix and asset class — Table 23

(Millions of Canadian dollars)		2025		2024
Canada (1), (2)				
Money market	$	36,600	$	28,400
Fixed income		55,600		61,500
Equity		258,900		248,400
Multi-asset and other		640,200		510,300
Total Canada		991,300		848,600
U.S. (1), (2)				
Money market		35,100		36,300
Fixed income		144,500		144,600
Equity		387,200		335,900
Multi-asset and other		496,600		413,200
Total U.S.		1,063,400		930,000
Other International (1), (2)				
Money market		25,400		19,200
Fixed income		25,400		13,200
Equity		106,700		56,800
Multi-asset and other		94,500		136,700
Total International		252,000		225,900
AUA, balance at end of year (2)		2,306,700		2,004,500
Investor Services, balance at end of year		2,978,100		2,681,400
Total AUA	$	5,284,800	$	4,685,900

(1) Geographic information is based on the location from where our clients are served.
(2) Includes AUA from the following lines of business: Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management and International Wealth Management.

Client assets – AUM — Table 24

		2025					2024
(Millions of Canadian dollars)		Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance (1)	$	62,700	$ 278,500	$ 181,600	$ 809,700	$ 1,332,500	$ 1,058,900
Institutional inflows		233,900	56,900	12,400	8,500	311,700	317,900
Institutional outflows		(218,800)	(51,400)	(12,800)	(4,600)	(287,600)	(295,100)
Personal flows, net		1,800	5,000	4,200	24,700	35,700	19,800
Total net flows		16,900	10,500	3,800	28,600	59,800	42,600
Market impact		800	17,700	30,000	112,100	160,600	201,000
Acquisition/dispositions		–	–	–	–	–	20,600
Foreign exchange and other		500	2,600	900	7,000	11,000	9,400
Total market, acquisition/dispositions and foreign exchange impact		1,300	20,300	30,900	119,100	171,600	231,000
AUM, balance at end of year	$	80,900	$ 309,300	$ 216,300	$ 957,400	$ 1,563,900	$ 1,332,500

(1) The amounts in the respective categories have been revised from those previously presented.

Financial performance
2025 vs. 2024
Net income increased $867 million or 25% from last year, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue also contributed to the increase.

Total revenue increased $2,752 million or 14%, largely due to higher fee-based client assets reflecting market appreciation and net sales and the impact of foreign exchange translation. Higher transactional revenue driven by client activity as well as higher net interest income reflecting average volume growth in loans and deposits and higher spreads also contributed to the increase.

PCL increased $91 million, primarily due to lower releases of provisions on performing loans in U.S. Wealth Management (including City National), largely driven by unfavourable changes to our scenario weights, and lower favourable changes to our macroeconomic forecast.

Non-interest expense increased $1,457 million or 10%, largely due to higher variable compensation commensurate with increased results, higher staff costs and the impact of foreign exchange translation. These factors were partially offset by the cost of the Federal Deposit Insurance Corporation (FDIC) special assessment last year.

AUA increased $599 billion or 13%, primarily due to market appreciation.
AUM increased $231 billion or 17%, primarily due to market appreciation and net sales.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service wealth advisory business as well as our self-directed investment service in Canada. Our full-service wealth advisory business is the largest in Canada as measured by AUA, with approximately 2,000 investment advisors providing comprehensive financial solutions with a focus on the HNW and UHNW client segments including business owners. We provide discretionary investment management and estate and trust services to our clients through over 140 investment counsellors and over 120 trust professionals across Canada.

We compete with domestic banks and trust companies, investment counselling firms, bank-owned full-service brokerages and boutique brokerages, mutual fund companies and global private banks. In Canada, bank-owned wealth managers continue to be the major players for the HNW and UHNW client segments. RBC Direct Investing represents our self-directed investment brokerage service in Canada. Our business is the second-largest brokerage in Canada, as measured by AUA, with approximately $228 billion of AUA and serves 1.3 million clients. RBC Direct Investing serves a diverse base of clients, from early-stage investors, mass affluent and HNW individuals using our scalable digital direct-to-consumer business. RBC Direct Investing provides a wide range of products for clients to grow their wealth, including multi-currency accounts and access to trading in the Canadian, U.S. and international markets.

Financial performance
Revenue increased $1,182 million or 20% from last year, largely due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting average volume growth in deposits and higher spreads. Higher transactional revenue driven by client activity also contributed to the increase.

Selected highlights (1)		Table 25
(Millions of Canadian dollars)	**2025**	2024
Total revenue	**$ 6,959**	$ 5,777
Other information		
Average loans and acceptances, net	**7,300**	6,500
Average deposits	**31,100**	25,000
AUA (2)	**998,700**	855,800
AUM (2)	**290,600**	240,500
Average AUA	**979,900**	791,100
Average AUM	**284,400**	218,600

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.
(2) Represents year-end spot balances.

Average AUA and AUM (Millions of Canadian dollars)



U.S. Wealth Management (including City National)

U.S. Wealth Management (including City National) encompasses PCG and our C&C businesses and City National. PCG is a full-service wealth advisory firm in the U.S. with over 2,200 financial advisors. Our C&C business delivers clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisors. City National provides a robust offering of financial solutions to entrepreneurs, professionals, affluent individuals, their businesses and families, and other clients who value personalized banking relationships. City National offers a broad range of lending, deposit, cash management, equipment financing, wealth management and other products and services. City National specializes in strategic solutions for unique industry needs, including in the fields of entertainment, sports, real estate, food and beverage, healthcare, technology, legal, nonprofit and property management. Our competitors include other broker-dealers, commercial banks and other financial institutions that service HNW and UHNW individuals, entrepreneurs and their businesses.

Financial performance
Revenue increased $951 million or 11% from last year. In U.S. dollars, revenue increased $473 million or 7%, largely due to higher fee-based client assets reflecting market appreciation and net sales.

NIM was down 17 bps, mainly driven by changes in our cash sweep deposit program that resulted in largely offsetting impacts between net interest income and non-interest income.

Selected highlights		Table 26
(Millions of Canadian dollars, except as otherwise noted)	**2025**	2024
Total revenue	$ **9,857**	$ 8,906
Other information (Millions of U.S. dollars)		
Total revenue	**7,023**	6,550
NIM	**2.54%**	2.71%
Average earning assets, net	**104,500**	100,600
Average loans, guarantees and letters of credit, net	**78,400**	75,500
Average deposits	**80,700**	84,100
AUA (1)	**758,600**	668,100
AUM (1)	**257,500**	220,200
Average AUA	**747,200**	629,100
Average AUM	**252,800**	206,300

(1)   Represents year-end spot balances.



Average AUA and AUM (Millions of U.S. dollars)

Global Asset Management

GAM provides global investment management services and solutions for individual and institutional investors in Canada, the U.K., the U.S., Europe and Asia. We provide a broad range of investment management services through mutual, pooled and private funds, fee-based accounts and separately managed portfolios. We distribute our investment solutions through a broad network of bank branches, our self-directed and full-service wealth advisory businesses, independent third-party advisors and private banks and directly to individual clients. We also provide investment solutions directly to institutional clients, including pension plans, insurance companies, corporations, endowments and foundations.

We are the largest retail fund company in Canada measured by AUM, as well as a leading institutional asset manager. We face competition in Canada from banks, insurance companies and asset management organizations. The Canadian fund management industry is large and mature but remains a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services, primarily to institutional investors and wealth management platforms including RBC Wealth Management®, and competes with independent asset management firms, as well as those that are part of national and international banks and insurance companies.

Internationally, through our global capabilities distributed under the RBC BlueBay Asset Management brand, we offer investment management solutions for institutions and, through private banks including RBC Wealth Management, to HNW and UHNW investors. We face competition from asset managers that are owned by international banks, as well as national and regional asset managers in the geographies where we serve clients.

Financial performance
Revenue increased $420 million or 14% from last year, largely due to higher fee-based client assets reflecting market appreciation and net sales.

Selected highlights (1)		Table 27
(Millions of Canadian dollars)	**2025**	2024
Total revenue	$ **3,368**	$ 2,948
Other information		
Canadian net long-term mutual fund sales (redemptions) (2)	**9,609**	1,935
Canadian net money market mutual fund sales (redemptions) (2)	**2,891**	1,334
AUM (3)	**793,700**	680,300
Average AUM	**776,500**	619,900



Average AUM (Millions of Canadian dollars)

(1) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.

(2) As reported to the Investment Funds Institute of Canada. Includes all prospectus-based mutual funds across our Canadian GAM businesses.

(3) Represents year-end spot balances.

International Wealth Management

International Wealth Management includes operations in the U.K., Ireland, the Channel Islands and Asia. We provide customized and integrated wealth management solutions to affluent, HNW, UHNW and corporate clients in key financial centres. Competitors to our International Wealth Management business include global wealth managers, traditional private banks and domestic wealth managers.

Financial performance
Revenue increased $111 million or 9% from last year, largely due to the impact of foreign exchange translation.

Selected highlights		Table 28
(Millions of Canadian dollars)	**2025**	2024
Total revenue	$ **1,406**	$ 1,295
Other information		
Average loans, guarantees and letters of credit, net	**4,700**	4,500
Average deposits	**14,700**	11,500
AUA (1)	**236,600**	211,300
AUM (1)	**118,700**	105,000
Average AUA	**214,000**	201,100
Average AUM	**103,600**	99,800



Average AUA and AUM (Millions of Canadian dollars)

(1) Represents year-end spot balances.

Investor Services

Investor Services delivers asset servicing solutions to Canadian asset managers, asset owners, insurance companies and private wealth advisors, and provides sub-custody services for global financial institutions and brokers. Our product and service offering includes custody services covering 102 markets, fund administration, accounting for insurance, pension and institutional clients, shareholder services, pension benefit services, performance measurement and market services (including foreign exchange, securities finance and liquidity and cash management services). Competitors to our business include domestic and international custodians with Canadian-based entities and operations.

Financial performance
Revenue increased $88 million or 13% from last year, primarily due to higher net interest income reflecting higher spreads and average volume growth in deposits, as well as higher transactional revenue largely driven by client activity.

Selected highlights		Table 29
(Millions of Canadian dollars)	**2025**	2024
Total revenue	$ **788**	$ 700
Other information		
Average deposits	**13,200**	11,600
AUA (1)	**2,978,100**	2,681,400
Average AUA	**2,932,500**	2,529,400



Average AUA (Millions of Canadian dollars)

(1) Represents year-end spot balances.

Insurance

RBC Insurance® provides insurance advice and protection to approximately 4.9 million clients. We provide tailored, client-led advice and solutions, harnessing the power of technology and data and leveraging the strength and scale of the RBC enterprise.

$1.3 billion	~ 4.9 million	2,853
Total revenue	Number of clients	Employees (FTE)

Premiums and Deposits



$7 billion
Total premiums and deposits

- ■ 49% Annuity
- ■ 40% Life and Health
- ■ 9% Segregated Fund Deposits
- ■ 2% Property and Casualty

RBC Insurance is the largest Canadian bank-owned life insurance company on a total revenue basis.[1]

We offer a comprehensive suite of advice and solutions for individual and business clients, including life, health, wealth solutions, travel, group benefits and reinsurance. We provide property & casualty insurance through a distribution agreement with Aviva Canada. We also offer longevity reinsurance, as well as reinsurance solutions for creditor life, disability and critical illness.

Our products and services are distributed through multiple channels, including our proprietary sales force, digital platforms, and a network of independent brokers and partners.

In Canada, many of our competitors specialize in life and health, wealth, or property and casualty products. In our International Insurance business, we compete in the global reinsurance market.

2025 Operating environment

› Ongoing geopolitical uncertainty created headwinds for the Canadian economy, worsening affordability pressures on Canadians, weighing on consumer confidence and challenging new business growth. Amidst this macroeconomic backdrop, RBC Insurance delivered steady growth in total premiums and deposits, supported by the strength of our overall insurance product portfolio.

› Within individual insurance, term insurance remained a key driver of growth, supported by product enhancements and improved pricing and underwriting. We sustained leading creditor insurance market share in a challenging environment, achieving sales growth in home and loan protection products. We also maintained our market leadership position in disability income insurance.

› Driven by strong market growth in investment protection and retirement income products, we expanded our wealth offerings with product and pricing enhancements to better serve our clients.

› The trend of companies transferring pension risk management to specialists continued. Consequently, our Canadian group annuity business delivered prudent growth driven by disciplined pricing within our risk tolerance.

› With Canadian group sponsors placing greater emphasis on the need for more flexible and accessible group benefits solutions, we strengthened our group benefits offering through digital advancements and improved product features, further elevating the client experience.

› Despite the travel market having been affected by changing travel patterns and softer spending, we experienced steady growth in our travel business. Through embedded travel coverage we offer with RBC credit cards, we continue to offer our clients new options and expanded benefits.

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[1] Based on the most current total nine-month revenue for life insurance companies, as available from OSFI.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Deliver a market-leading client experience	Awarded A+ ratings by Fundata Canada for our three Guaranteed Investment Funds, recognizing their consistent outstanding risk adjusted performance, a distinction earned by fewer than 2% of Canadian investment fund products Ranked #1 for broker relationship management capabilities and underwriting case coordinator service in the 2025 NMG Consulting Canadian individual life insurance study, reflecting strong frontline engagement and service excellence Repositioned our third-party sales force to expand solution set for clients	Drive profitable business growth by continuing the journey to become a client-led organization underpinned by superior advice and solutions Drive deep client relationships through distribution excellence, including channel growth and by supporting our agents and partners with high quality tools and unique value propositions
Lead in digital, data and technology	Awarded three global insurance innovation awards from The Digital Banker, including Best Digital Insurance Initiative, Best Digital Transformation Program, and Outstanding Customer Relations & Brand Engagement Initiative, recognizing our leadership in digital innovation Launched a redesigned public website, resulting in a 17% increase in overall traffic and positioning us well to quickly implement future enhancements Drove 50%+ YoY increase in digital releases, reflecting the impact of ongoing investments in digital, data, technology and process improvements	Create innovative client experiences, leveraging data and analytics to proactively anticipate future insurance needs
Harness the power of RBC and the RBC Brand to grow our Insurance business – OneRBC approach	Maintained leadership position in creditor products as measured by total insured lending balance[1] Featured creditor products in RBC's home equity finance spring campaign for the first time, introducing important protection at a critical life moment thereby deepening client engagement Deepened our partnership with Wealth Management to deliver insurance solutions, supporting clients' financial planning needs and driving growth in term and disability insurance solutions Leveraged enterprise AI capabilities, infrastructure and the RBC Borealis platform to build and scale AI capabilities within RBC Insurance	Harness the power of being a bank-owned insurer by tapping into enterprise capabilities, relationships, channels, best practices and the RBC brand to maximize enterprise opportunities
Drive operational excellence through automation and streamlined processes	Achieved a 35%+ reduction in critical illness decision cycle time, elevating the overall client experience Enabled point-of-sale decisioning through the deployment of an innovative underwriting rules engine, with 39% of eligible term life cases now being decisioned instantly, improving speed and client experience Launched our first fully-automated and integrated GenAI solution, enhancing claims fraud detection and driving greater operational efficiency	Reimagine our processes through automation, advanced capabilities and resilient operations to position us for scale and to deliver an enhanced client experience
Attract, develop and retain future-ready talent	Empowered teams to deliver against our strategy by transforming our Insurance organizational structure to align teams against our biggest growth opportunities Supported development of talent through targeted employee moves to new and/or expanded roles to develop in-demand skills and build key capabilities for the future Continued leadership development through various enterprise and business segment programs, including leadership summits, strategy seminars and people manager enablement programs such as webinars, workshops and learning programs Further strengthened our culture of inclusion and belonging by engaging employee participation in key global enterprise events and Employee Resource Groups	Build critical future skills through targeted development experiences for leaders and employees aligned to our bold ambitions Inspire and enable teams to achieve ambitious outcomes and high-performance Develop and coach leaders to champion transformation and growth and foster a client-focused culture Empower our leaders and employees through AI to reimagine what's possible and accelerate innovation

[1]   Total insured lending balance calculated from latest available supplementary financial reports

Outlook

The insurance industry is expected to continue evolving in response to macro trends, particularly demographic changes and technological advancements, which are influencing client preferences and expectations. These trends have created opportunities for us to provide Canadians with a range of life, health, wealth transfer and retirement solutions, supported by industry-leading advice. Through both proprietary and third-party channels, we remain committed to investing in product innovation and operational enhancements that will enable us to deliver industry-leading solutions to advisors, institutions and consumers. By leveraging data and digital technologies, we will continue to seek to deliver exceptional customer experiences, maintain our leadership position in core segments and expand into new markets. Ultimately, RBC Insurance will continue to harness the strength and scale of RBC to help Canadians protect what matters most to them.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Insurance		Table 30
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2025	2024
Non-interest income		
Insurance service result	$ 867	$ 777
Insurance investment result	284	294
Other income	170	153
Total revenue	1,321	1,224
PCL	–	2
Non-interest expense	315	285
Income before income taxes	1,006	937
Net income	$ 828	$ 729
Key ratios		
ROE	40.7%	35.3%
Selected balance sheet information		
Average total assets	$ 31,000	$ 26,400
Other information		
Premiums and deposits (1), (2)	$ 7,016	$ 6,136
Net insurance contract liabilities (3)	23,746	21,643
Contractual service margin (CSM) (4)	1,802	2,137
Number of employees (FTE)	2,853	2,788

(1) Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(2) Comparative amounts have been revised from those previously presented.
(3) Includes insurance contract liabilities net of insurance contract assets.
(4) Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Financial performance
2025 vs. 2024
Net income increased $99 million or 14% from last year, primarily due to higher insurance service result driven by improved claims experience in longevity reinsurance and life retrocession products. This was partially offset by the impact of unfavourable annual actuarial assumption updates driven by life retrocession products. Lower taxes reflecting changes in earnings mix also contributed to the increase.

Total revenue increased $97 million or 8%, primarily due to higher insurance service result, as noted above.

Non-interest expense increased $30 million or 11%, primarily due to higher staff-related costs, including severance.

Capital Markets

RBC Capital Markets® is a premier global investment bank providing expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporate, institutional, sponsor and government clients globally. Our professionals provide clients with the advice, products and services their businesses need from 55 offices in 16 countries. Our presence extends across North America, the U.K. & Europe, Australia, Asia and other regions.

> 22,900	#1	7,648
Number of clients	Canadian bank-owned capital markets firm by revenue[1]	Employees (FTE)

Revenue by Geography



$14.4 billion
Total revenue

- 49% U.S.
- 28% Canada
- 18% U.K. & Europe
- 5% Australia, Asia and other regions

We operate two main business lines: Corporate & Investment Banking and Global Markets.

In North America, we offer a full suite of products and services, including equity and debt origination and distribution, advisory services, sales & trading and transaction banking. In Canada, we are a market leader with a strategic presence in all lines of capital markets businesses. In the U.S., where our competitors include large global investment banks, we have a full industry sector coverage and investment banking product range, as well as capabilities in credit, secured lending, municipal finance, fixed income, currencies & commodities and equities.

Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia and other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate & investment banking.

2025 Operating environment

› The fiscal 2025 macroeconomic environment was characterized by modest global growth, declining interest rates and lower inflation, alongside an increase in geopolitical uncertainty. These macro conditions supported a growing industry wallet across most of our core businesses.

› Investment banking fee pool growth slowed in the first half of 2025 amidst macroeconomic uncertainty and market volatility; however, the fee pools increased in the second half of 2025. Against this backdrop, we continued to expand our client coverage, which contributed to revenue growth.

› Overall financial market activity was driven by elevated market volatility in the first half of 2025, which supported robust client-driven trading flows, notably from equities, foreign exchange and interest rate trading. The second half of 2025 saw a reduction in market volatility, which supported a recovery in credit trading, partly offset by slower growth in equities trading volumes.

› The credit environment reflected better-than-expected economic growth in the U.S., tempered by elevated U.S. interest rates, while other economies experienced slowing growth and the impacts of trade disruptions. We saw higher provisions on impaired loans driven by a few accounts in the other services and financing products sectors.

› The Pillar Two legislation, which includes a 15% global minimum corporate tax, resulted in an increase in tax expenses.

---

[1] Source: Based on externally disclosed capital markets revenue for Canadian peers (Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada) for the last twelve months as of July 31, 2025

Strategic priorities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Build new and deepen client relationships	Expanded client coverage through our holistic global coverage model. A notable client example is our role as exclusive financial advisor to Advent International on the US$6.3 billion take-private of Nuvei and joint lead arranger on a US$3.2 billion related financing Awards include Best Investment Bank in Canada (Euromoney), Top 10 Investment Bank globally (Euromoney) and Best Bank for Research in North America (Euromoney)	Grow corporate relationships with expanded sector coverage Leverage sponsors franchise including capturing more private capital opportunities Increase coverage of bank, insurance and hedge fund clients
Strengthen and expand our capabilities	Expanded our U.S. Transaction Banking platform, RBC Clear, onboarding new clients and growing deposits Awards include 2025 Model Celent Bank winner for Reinventing Cash Management by Celent Model Bank and 2025 Best Digital Banking Initiative – RBC Clear awarded by Banking Tech Awards USA Expanded capabilities and market presence across equity derivatives, risk solutions, structured products and commodities Created a dedicated Energy Transition centre of excellence within Investment Banking to support clients on energy transition with advice and capital. A notable client example is our role as exclusive financial advisor to Canada Growth Fund and Building Ontario Fund on $2 billion and $1 billion equity investments in the world-leading Ontario Power Generation Small Modular Reactors project Accelerated growth in Equity Capital Markets (ECM) capabilities, with a notable client example highlighted through our role as joint lead manager, bookrunner and underwriter on Goodman Group's AU$4 billion institutional placement	Grow Mergers & Acquisitions (M&A) and ECM capabilities, in partnership with coverage Expand foreign exchange (FX) and commodities products and capabilities Expand equity financing and derivatives opportunities Scale U.S. transaction banking solutions with further domestic payment automation and launch of FX capabilities
Deliver complete solutions as OneRBC	Grew structured products solutions targeted to Wealth Management clients Progressed the enterprise FX program across RBC platforms to coordinate capabilities and grow offerings	Deliver global transaction banking capabilities to clients, in partnership with Commercial Banking and City National Partner with Commercial Banking and Personal Banking to drive enterprise FX offerings Connect Capital Markets clients with the best of RBC capabilities across Wealth Management and Global Asset Management products
Leverage digital, data and AI	Established an AI and digital centre of excellence Scaled Aiden®, RBC Capital Markets' AI solution, to all RBC Capital Markets employees	Accelerate execution of agentic AI with bespoke applications tailored to user needs Generate differentiated insights with thought leadership, leveraging alternative data and client analytics Modernize trading platform across rates, FX and risk solutions
Simplify, scale and modernize our foundation	Delivered across large scale platform modernization and execution capability projects Leveraged digital and AI to streamline the end-to-end technology ecosystem and provide an improved client and employee experience Further simplified our estate of applications while ensuring security and soundness	Automate operations to deliver improved end-to-end digital client journeys and drive efficiencies from scale Simplify and streamline technology and operational infrastructures while amplifying controls and risk management Continue momentum in productivity and efficiency program
Dynamically allocate resources for maximum impact	Continued to invest in key areas of technology, with a focus on client facing applications (e.g., RBC Clear) and operational efficiencies Supported clients with financial resources and tailored advice	Sustain technology investment, focused on change the bank initiatives Prioritize financial resource allocation to the highest priority client opportunities

OUR STRATEGY	PROGRESS IN 2025	PRIORITIES IN 2026
Attract, grow and retain future-ready talent	Empowered teams to deliver against our strategy by transforming our Capital Markets organizational structure to align teams against our biggest growth opportunities	Build critical future skills through targeted development experiences for leaders and employees aligned to our bold ambitions
	Supported development of talent through targeted employee moves to new and/or expanded roles to develop in-demand skills and build key capabilities for the future	Inspire and enable teams to achieve ambitious outcomes and high-performance
	Continued leadership development through various enterprise and business segment programs, including leadership summits, strategy seminars and people manager enablement programs such as webinars, workshops and learning programs	Develop and coach leaders to champion transformation and growth and foster a client-focused culture
	Accelerated hiring to strengthen our leadership capabilities in alignment with our global business strategy	Empower our leaders and employees through AI to reimagine what's possible and accelerate innovation
	Further strengthened our culture of inclusion and belonging by engaging employee participation in key global enterprise events and Employee Resource Groups	

Outlook

For fiscal 2026, the macroeconomic environment remains uncertain as financial markets and market participants navigate the impact of continued geopolitical uncertainty including the impacts from tariffs and trade. The outlook is expected to continue to be volatile, with limited further interest rate cuts, low growth and uneven unemployment. We expect strong momentum in global investment banking fee pools through fiscal 2026, as well as stable global markets industry revenue, which is expected to moderate from fiscal 2025. Amidst these market dynamics, we have a diversified business model which is well-positioned to capture market share across our businesses. In Investment Banking, we will remain focused on key industry sectors as we intensify investments in talent and technology. In Global Markets, our focus remains on accelerating cross-selling activities, further deploying electronic and digital capabilities and building on our established risk management practices. In Corporate Banking, we seek to maintain a disciplined growth approach underpinned by established credit risk management practices to deepen relationships with lending clients and drive growth in our non-lending businesses. Across our businesses, our strategy remains client-centric while seeking to optimize use of our financial resources, including growth objectives for our U.S. Transaction Banking franchise. We believe our diversified business model positions us well to navigate the macroeconomic environment.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Capital Markets (1)   Table 31

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)		2025		2024
Net interest income (2)	$	4,789	$	3,183
Non-interest income (2)		9,637		8,829
Total revenue (2)		14,426		12,012
PCL on performing assets		(29)		84
PCL on impaired assets		616		340
PCL		587		424
Non-interest expense		7,966		7,016
Income before income taxes		5,873		4,572
Net income	$	5,393	$	4,573
Revenue by business				
Corporate & Investment Banking (3)	$	6,877	$	6,213
Global Markets		7,538		5,879
Other (3)		11		(80)
Key ratios				
ROE		13.7%		14.2%
Selected balance sheet information				
Average total assets	$	1,326,300	$	1,134,300
Average trading securities		206,800		183,400
Average loans and acceptances, net		163,500		148,200
Average deposits		389,900		296,400
Other information				
Number of employees (FTE)		7,648		7,424
Credit information				
PCL on impaired loans as a % of average net loans and acceptances		0.38%		0.23%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items

(Millions of Canadian dollars, except percentage amounts)		2025 vs. 2024
Increase (decrease):		
Total revenue	$	490
PCL		23
Non-interest expense		211
Net income		225
Percentage change in average U.S. dollar equivalent of C$1.00		(3)%
Percentage change in average British pound equivalent of C$1.00		(5)%
Percentage change in average Euro equivalent of C$1.00		(5)%

(1)   On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for all reported periods.

(2)   The teb adjustment for 2025 was $151 million (2024 – $294 million). For further discussion, refer to the How we measure and report our business segments section.

(3)   Comparative amounts have been revised from those previously presented.



Revenue by region (Millions of Canadian dollars)

■ Australia, Asia & other regions   ■ U.K. & Europe   ■ U.S.   ■ Canada

Financial performance
2025 vs. 2024

Net income increased $820 million or 18% from last year, primarily due to higher revenue in Global Markets and Corporate & Investment Banking. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher compensation on increased results and higher taxes reflecting the impact of Pillar Two legislation and changes in earnings mix, net of favourable tax adjustments.

Total revenue increased $2,414 million or 20%, largely due to the impact of foreign exchange translation, higher equity trading revenue across most regions, higher fixed income and foreign exchange trading revenue across all regions and higher lending revenue across most regions. Higher revenue in treasury services and higher debt and equity origination across most regions also contributed to the increase.

PCL increased $163 million or 38%, primarily due to higher provisions on impaired loans in a few sectors, including the other services and financing products sectors, partially offset by lower provisions in the real estate and related sector. The current year also reflects releases of provisions on performing loans, as compared to provisions taken last year, mainly due to one account in the other services sector that migrated from performing to impaired in the current year and favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality.

Non-interest expense increased $950 million or 14%, mainly due to higher compensation on increased results, the impact of foreign exchange translation and ongoing technology investments.

Business line review

Corporate & Investment Banking

Corporate & Investment Banking comprises our corporate lending, municipal finance, loan syndication, debt and equity origination, M&A advisory services and transaction banking services. For debt and equity origination, revenue is allocated between Corporate & Investment Banking and Global Markets based on the contribution of each group in accordance with an established agreement.

Financial performance

Corporate & Investment Banking revenue of $6,877 million increased $664 million or 11% from last year.

Investment banking revenue increased $282 million or 10%, primarily due to higher loan syndication activity across most regions, the impact of loan underwriting markdowns in the prior year and the impact of foreign exchange translation.

Lending and transaction banking revenue increased $382 million or 11%, largely due to average volume growth and the impact of foreign exchange translation.

Selected highlights		Table 32
(Millions of Canadian dollars)	**2025**	2024
Total revenue (1), (2)	**$ 6,877**	$ 6,213
Breakdown of total revenue (1)		
Investment banking	**3,027**	2,745
Lending and transaction banking (2), (3)	**3,850**	3,468
Other information		
Average assets	**143,000**	129,000
Average loans and acceptances, net	**134,000**	121,000

(1) The teb adjustment for the year ended October 31, 2025 was $152 million (October 31, 2024 – $265 million). For further discussion, refer to the How we measure and report our business segments section.

(2) Comparative amounts have been revised from those previously presented.

(3) Effective the second quarter of 2025, we renamed the "Lending and other" business to "Lending and transaction banking". The change had no impact to how the business is managed or prior period comparatives.

Breakdown of total revenue (Millions of Canadian dollars)



Global Markets

Global Markets comprises our sales and trading businesses including fixed income, foreign exchange, commodities and equities, as well as our repo and secured financing products.

Financial performance
Global Markets revenue of $7,538 million increased $1,659 million or 28% from last year.

Revenue in our Fixed income, currencies and commodities business increased $846 million or 19%, primarily due to the impact of foreign exchange translation, as well as higher fixed income and foreign exchange trading revenue across all regions.

Revenue in our Equities business increased $813 million or 53%, largely due to higher equity trading revenue across most regions.

Selected highlights		Table 33
(Millions of Canadian dollars)	**2025**	2024
Total revenue (1)	$ **7,538**	$ 5,879
Breakdown of total revenue (1)		
Fixed income, currencies and commodities (2)	**5,200**	4,354
Equities (2)	**2,338**	1,525
Other information		
Average assets	**1,163,000**	995,000

(1) The teb adjustment for the year ended October 31, 2025 was $(1) million (October 31, 2024 – $29 million). For further discussion, refer to the How we measure and report our business segments section.

(2) Effective the second quarter of 2025, we reorganized our revenue reporting hierarchy to collapse our Treasury services and funding business into our Fixed income, currencies and commodities and Equities businesses. Comparative amounts have been revised from those previously presented to conform to this new basis of presentation.

Breakdown of total revenue (Millions of Canadian dollars)



Other

Other includes residual funding and capital costs, as well as bank-owned life insurance (BOLI) derivative contracts.

Financial performance
Other revenue improved $91 million, mainly reflecting lower residual funding and capital costs.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function. Reported results for Corporate Support mainly reflect enterprise level activities which are not allocated to business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support				Table 34
(Millions of Canadian dollars)		**2025**		2024
Net interest income (loss) (1)	$	**988**	$	1,292
Non-interest income (loss) (1), (2)		**(924)**		(1,534)
Total revenue (1), (2)		**64**		(242)
Non-interest expense (2)		**708**		1,640
Income (loss) before income taxes (1)		**(644)**		(1,882)
Income taxes (recoveries) (1)		**(378)**		(659)
Net income (loss)	$	**(266)**	$	(1,223)

(1)   Teb adjusted.
(2)   Revenue for the year ended October 31, 2025, included gains of $405 million (October 31, 2024 – gains of $499 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $391 million (October 31, 2024 – $473 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to gross-up of income from the U.S. tax credit business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets.

The teb amount for the year ended October 31, 2025 was $151 million and was $294 million last year.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each year.

2025
Net loss was $266 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.

2024
Net loss was $1,223 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $759 million, which was a specified item. Unallocated costs also contributed to the net loss.

For further details on specified items, refer to the Key performance and non-GAAP measures section.

Quarterly financial information

Fourth quarter performance

Q4 2025 vs. Q4 2024
Fourth quarter net income of $5,434 million was up $1,212 million or 29%. Diluted EPS of $3.76 was up $0.85 or 29% and ROE of 16.8% was up 250 bps. Our CET1 ratio of 13.5% was up 30 bps from a year ago. Our earnings were up primarily due to higher earnings in Capital Markets, Wealth Management, Personal Banking and Commercial Banking, partially offset by lower earnings in Insurance. Prior period results included HSBC Canada transaction and integration costs, which was treated as a specified item and reported in Corporate Support.

Total revenue increased $2,135 million or 14%. The impact of foreign exchange translation increased revenue by $162 million.

Net interest income increased $974 million or 13%, mainly due to average volume growth in Personal Banking and Commercial Banking, as well as higher spreads largely in Personal Banking. Higher fixed income trading revenue across all regions in Capital Markets also contributed to the increase.

Non-interest income increased $1,161 million or 16%, mainly due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense, as well as the impact of economic hedges. Higher equity trading revenue across most regions and higher M&A activity across all regions, both in Capital Markets, also contributed to the increase.

Total PCL of $1,007 million increased $167 million or 20%, primarily due to higher provisions in Commercial Banking, Capital Markets and Personal Banking. The PCL on loans ratio of 39 bps increased 4 bps. The PCL on impaired loans ratio of 38 bps increased 12 bps.

Non-interest expense increased $355 million or 4%, primarily due to higher variable compensation commensurate with increased results, higher staff costs and changes in the fair value of our U.S. share-based compensation plans, which was largely offset in non-interest income. Ongoing technology investments and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by HSBC Canada transaction and integration costs in the prior year, which was treated as a specified item.

Income tax expense increased $401 million or 40%, primarily due to higher income before income taxes. The effective income tax rate of 20.4% increased 140 bps from last year, primarily due to the impact of changes in earnings mix and Pillar Two legislation, which became effective for us beginning November 1, 2024, partially offset by the net impact of tax adjustments.

Q4 2025 vs. Q3 2025

Net income of $5,434 million was relatively flat compared to last quarter. Higher net interest income, largely reflecting higher spreads and volume growth across most segments, was offset by higher non-interest expense, including ongoing investments in technology and higher marketing expenses associated with new client acquisition campaigns, and higher PCL on both impaired and performing loans.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1) — Table 35

(Millions of Canadian dollars, except per share and percentage amounts)	Q4 (2) 2025	Q3 (2) 2025	Q2 (2) 2025	Q1 (2) 2025	Q4 (2) 2024	Q3 (2) 2024	Q2 (2) 2024	Q1 2024
Personal Banking	$ 5,178	$ 5,060	$ 4,805	$ 4,811	$ 4,658	$ 4,490	$ 4,163	$ 4,031
Commercial Banking	2,221	2,152	2,062	2,127	2,077	2,036	1,656	1,613
Wealth Management	5,900	5,513	5,397	5,568	5,186	4,964	4,789	4,687
Insurance	209	368	338	406	278	285	298	363
Capital Markets (3)	3,611	3,758	3,301	3,756	2,903	3,004	3,154	2,951
Corporate Support (3)	90	134	(231)	71	(28)	(148)	94	(160)
Total revenue	17,209	16,985	15,672	16,739	15,074	14,631	14,154	13,485
PCL	1,007	881	1,424	1,050	840	659	920	813
Non-interest expense	9,374	9,232	8,730	9,256	9,019	8,599	8,308	8,324
Income before income taxes	6,828	6,872	5,518	6,433	5,215	5,373	4,926	4,348
Income taxes	1,394	1,458	1,128	1,302	993	887	976	766
Net income	$ 5,434	$ 5,414	$ 4,390	$ 5,131	$ 4,222	$ 4,486	$ 3,950	$ 3,582
EPS – basic	$ 3.77	$ 3.76	$ 3.03	$ 3.54	$ 2.92	$ 3.09	$ 2.75	$ 2.50
– diluted	3.76	3.75	3.02	3.54	2.91	3.09	2.74	2.50
Effective income tax rate	20.4%	21.2%	20.4%	20.2%	19.0%	16.5%	19.8%	17.6%
Period average US$ equivalent of C$1.00	$ 0.720	$ 0.728	$ 0.704	$ 0.699	$ 0.733	$ 0.730	$ 0.734	$ 0.745

(1) Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2) On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.
(3) Teb adjusted. For further discussion, refer to the How we measure and report our business segments section.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.

Trend analysis

Earnings over the period have been impacted by the factors noted below.

Personal Banking revenue has benefitted from volume growth in loans and deposits over the period. NIM has been favourably impacted by changes in product mix and the sustained impact of a higher interest rate environment. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.

Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.

Wealth Management revenue has generally benefitted from growth in fee-based client assets, which is influenced by market conditions.

Insurance revenue reflects investment-related and insurance experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result.

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Investment banking fee pools saw increasing activity through most of 2024. However, fee pool growth started to slow in the first half of 2025 amidst macroeconomic uncertainty and market volatility, before showing signs of recovery in the second half of 2025. Sales & trading activity carried strong momentum in 2024 and macroeconomic uncertainty has continued to keep client volumes robust across the sales & trading business through 2025.

PCL comprises provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. Throughout the period, we have generally seen improvements to our macroeconomic forecast, with the exception of the second quarter of 2025, where we saw unfavourable changes, driven by the impacts of trade disruptions (including tariffs). The second quarter of 2024 included initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets has generally trended upwards over the period.

Non-interest expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Expenses also included HSBC Canada transaction and integration costs before the third quarter of 2025. HSBC Canada non-interest expenses have been included since the transaction closed on March 28, 2024.

Our effective income tax rate has been impacted by varying levels of tax adjustments and changes in earnings mix. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.

Financial condition

Condensed balance sheets

Table 36

As at October 31 (Millions of Canadian dollars)	2025	2024
Assets		
Cash and due from banks	$ 37,024	$ 56,723
Interest-bearing deposits with banks	50,364	66,020
Securities, net of applicable allowance (1)	561,788	439,918
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	350,803
Loans		
Retail	652,344	626,978
Wholesale	397,171	360,439
Allowance for loan losses	(7,093)	(6,037)
Other – Derivatives	177,206	150,612
– Other	146,519	126,126
Total assets	$ 2,325,006	$ 2,171,582
Liabilities		
Deposits	$ 1,515,616	$ 1,409,531
Other – Derivatives	183,953	163,763
– Other	472,325	457,550
Subordinated debentures	13,961	13,546
Total liabilities	2,185,855	2,044,390
Equity attributable to shareholders	139,092	127,089
Non-controlling interests	59	103
Total equity	139,151	127,192
Total liabilities and equity	$ 2,325,006	$ 2,171,582

(1)   Securities are comprised of trading and investment securities.

2025 vs. 2024

Total assets increased $153 billion or 7% from October 31, 2024, net of foreign exchange translation of $48 billion.

Cash and due from banks decreased $20 billion or 35%, primarily due to lower deposits with central banks reflecting short-term liquidity and cash management activities.

Interest-bearing deposits with banks decreased $16 billion or 24%, primarily due to lower deposits with central banks reflecting short-term liquidity and cash management activities.

Securities, net of applicable allowance, increased $122 billion or 28%, primarily due to higher government debt securities reflecting liquidity and cash management activities and favourable market opportunities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $41 billion or 12%, primarily due to decreased client financing activity.

Loans (net of Allowance for loan losses) increased $61 billion or 6%, primarily due to volume growth in wholesale loans and residential mortgages.

Derivative assets increased $27 billion or 18%, net of foreign exchange translation, primarily attributable to higher fair values on equity and foreign exchange contracts, partially offset by lower fair values on interest rate contracts.

Other assets increased $20 billion or 16%, largely due to higher cash collateral, commodity trading assets and precious metals reflecting market conditions and client activity.

Total liabilities increased $141 billion or 7%, net of foreign exchange translation of $48 billion.

Deposits increased $106 billion or 8%, mainly due to higher demand deposits driven by client activity and higher business and government term deposits driven by liquidity and cash management activities as well as client activity.

Derivative liabilities increased $20 billion or 12%, net of foreign exchange translation, mainly attributable to higher fair values on equity contracts, partially offset by lower fair values on interest rate contracts.

Other liabilities increased $15 billion or 3%, mainly due to higher obligations related to securities sold short, commodity liabilities and cash collateral due to client activity and higher short-term borrowings of subsidiaries, partially offset by lower obligations related to repurchase agreements (repos).

Total equity increased $12 billion or 9%, mainly reflecting earnings, net of dividends.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans as part of our sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During 2025, we derecognized $1,332 million (October 31, 2024 – $122 million) of mortgages securitized through the NHA MBS program. For further details, refer to Note 7 and Note 8 of our 2025 Annual Consolidated Financial Statements.

We also periodically securitize commercial mortgage loans by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risks and rewards of ownership of the securitized assets. During the year ended October 31, 2025, we securitized $685 million of commercial mortgages (October 31, 2024 – $nil). Our continuing involvement with the transferred assets includes servicing certain of the underlying commercial mortgages sold. As at October 31, 2025, there was $2 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2024 – $1 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers' financing and investing needs, including securitization of our clients' financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third-party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 8 of our 2025 Annual Consolidated Financial Statements.

Multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients' financial assets. Our clients primarily use our multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream and risk-adjusted return.

We provide services such as transaction structuring, administration, backstop liquidity facilities and credit enhancements to the multi-seller conduits. Revenue for all such services amounted to $383 million during the year (October 31, 2024 – $437 million).

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amounts of these facilities.

Liquidity and credit enhancement facilities						Table 37
	2025			2024		
As at October 31 (Millions of Canadian dollars)	**Notional of committed amounts** (1)	**Allocable notional amounts**	**Maximum exposure to loss** (2)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)
Backstop liquidity facilities	$ 64,359	$ 60,433	$ 60,642	$ 56,511	$ 53,011	$ 53,247
Credit enhancement facilities (3)	3,926	3,926	3,926	3,500	3,500	3,500
Total	$ 68,285	$ 64,359	$ 64,568	$ 60,011	$ 56,511	$ 56,747

(1) Based on total committed financing limit.
(2) Not presented in the table above are derivative assets with a fair value of $23 million (October 31, 2024 – $32 million) which are a component of our total maximum exposure to loss from our interests in the multi-seller conduits. Refer to Note 8 of our 2025 Annual Consolidated Financial Statements for more details.
(3) Includes $32 million (October 31, 2024 – $18 million) of financial standby letters of credit.

As at October 31, 2025, the notional amount of backstop liquidity facilities we provide increased $8 billion or 14% from last year, primarily due to an increase in outstanding securitized assets of the multi-seller conduits. The notional amount of credit enhancement facilities we provide increased $426 million or 12% from last year, primarily due to an increase in the amount required by the conduits.

Maximum exposure to loss by asset type						Table 38
	2025			2024		
As at October 31 (Millions of dollars)	**US$**	**C$**	**Total C$**	US$	C$	Total C$
Outstanding securitized assets						
Auto and truck loans and leases	$ 15,316	$ 5,407	$ 26,877	$ 12,882	$ 4,478	$ 22,409
Consumer loans	5,179	–	7,260	4,931	–	6,864
Credit cards	2,601	510	4,156	3,180	510	4,937
Dealer floor plan receivables	1,312	683	2,523	1,063	683	2,163
Equipment receivables	1,282	786	2,583	1,639	236	2,517
Fleet finance receivables	2,906	159	4,233	2,227	255	3,355
Commercial loans	449	592	1,221	701	592	1,567
Residential mortgages	–	3,570	3,570	–	2,295	2,295
Student loans	2,678	143	3,896	1,789	142	2,632
Trade receivables	3,335	–	4,676	3,132	–	4,359
Transportation finance	2,469	112	3,573	2,512	153	3,649
Total	$ 37,527	$ 11,962	$ 64,568	$ 34,056	$ 9,344	$ 56,747
Canadian equivalent	$ 52,605	$ 11,962	$ 64,568	$ 47,403	$ 9,344	$ 56,747

Our overall exposure increased $8 billion or 14% compared to last year, primarily due to an increase in the outstanding securitized assets of the multi-seller conduits. All of the multi-seller conduits transactions were internally rated A- or above. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system as outlined in the internal ratings map in the credit risk section.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody's Investors Service (Moody's‡), Standard & Poor's (S&P‡) and Fitch Ratings (Fitch‡). Transactions in two of the Canadian multi-seller conduits are reviewed by DBRS Morningstar (DBRS‡) and Moody's while one of the Canadian multi-seller conduits is also reviewed by S&P. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at October 31, 2025, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $43 billion, an increase of $6 billion or 16% from last year, primarily due to higher client usage. The rating agencies that rate the ABCP rated 100% (October 31, 2024 – 100%) of the total amount issued within the top ratings category.

Structured finance

We provide liquidity and/or credit facilities to certain municipal bond tender option bond trusts in which we have an interest but do not consolidate because the residual certificates issued by the tender option bond trusts are held by third parties. As at October 31, 2025, our maximum exposure to loss from these unconsolidated municipal bond tender option bond trusts was $5 billion (October 31, 2024 – $4 billion).

We provide senior warehouse financing to unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations (CLO). Subordinated financing is provided during the warehouse phase by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. A portion of the proceeds from the sale of the term CLO is used to fully repay the senior warehouse financing that we provide. As at October 31, 2025, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $1,319 million (October 31, 2024 – $704 million). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities partially offset by the repayment of existing financing facilities.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. Subordinated financing is provided by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorb losses prior to ourselves as the senior lender. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. As at October 31, 2025, our maximum exposure to loss associated with the outstanding senior financing facilities was $14 billion (October 31, 2024 – $8 billion). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities partially offset by the repayment of existing financing facilities.

Non-RBC managed investment funds

We invest in hedge funds primarily to provide clients with desired exposures to reference funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at October 31, 2025, our maximum exposure to loss was $3 billion (October 31, 2024 – $3 billion), largely flat from last year.

We also provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt bonds. As at October 31, 2025, our maximum exposure to loss on these funds was $954 million (October 31, 2024 – $948 million), largely flat from last year.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at October 31, 2025, our maximum exposure to loss in these entities was $26 billion (October 31, 2024 – $21 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles. Interest and non-interest income earned in respect of these investments was $878 million (October 31, 2024 – $698 million).

Other

Other unconsolidated structured entities include managed investment funds, alternative asset entities, arrangements to pass credit risk to third parties, credit investment products and tax credit funds. Refer to Note 8 of our 2025 Annual Consolidated Financial Statements for more details regarding our other unconsolidated structured entities.

Guarantees, retail and commercial commitments

We provide our clients with guarantees and commitments that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at October 31, 2025 amounted to $630 billion compared to $551 billion last year. The increase compared to last year was primarily driven by growth in other commitments to extend credit and sponsored member guarantees. Refer to Liquidity and funding risk section and Note 23 of our 2025 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

We are in the business of managing the risks inherent to the financial services industry as we aim to create maximum value for our shareholders, clients, employees and communities. The ability to manage risk is a core competency of the bank and is supported by our risk-aware culture and risk management approach. Our view of risks is dynamic and reflects the pace of change in the financial services industry and in the markets where we operate or have clients and counterparties.

Overview

Our risk management principles set an overall tone for balancing risk-reward trade-offs with the intention of ensuring the long-term viability of our organization. These risk management principles also are integral to allowing RBC to preserve and reinforce our strong risk-aware culture and maintain a consistently ethical approach to conducting business.

Risk management principles

- Assess the impact of risks arising from choosing and executing a strategy while effectively balancing risk and reward to enable sustainable growth.
- Collectively share the responsibility for risk management.
- Undertake only risks we understand and make thoughtful and future-focused risk decisions, taking environmental and social considerations into account.
- Always uphold our Purpose and vision, and consistently abide by our values and Code of Conduct as well as applicable laws, regulations and regulatory expectations to maintain our reputation and the trust of our clients, colleagues and communities.
- Maintain a healthy and robust control environment to protect our stakeholders.
- Use judgment and common sense.
- Always be operationally prepared and financially resilient for a potential crisis.

The dynamic nature of the financial services industry, and technological innovation, necessitate that our processes, tools and practices are continuously improving and responding to the changing landscape and emerging risks. We seek to accomplish this through an effective and evolving risk management approach. Our approach to managing risks is organized around the risk management lifecycle, including defining and enabling, identifying and assessing, managing and mitigating, aggregating and reporting, as well as the governance of the significant risks faced by the organization. The boundaries of the Board-approved risk appetite seek to ensure that risk-taking activities and exposures are aligned with the overall risk posture of the bank. We seek to ensure that our business activities and transactions provide an appropriate balance of return for the risks assumed and the costs incurred. Our organizational design and governance processes are structured with the intent of maintaining the independence of the second line of defence, performed primarily by Group Risk Management (GRM) and Regulatory Compliance, and are intended to contribute to an effective control environment across RBC.

Principal Risks

We define risk as the potential vulnerabilities in the short-, medium- or long-term that may impact our financial results, financial and operational resilience, reputation, business model or strategy. Risk can be realized through losses or an undesirable outcome with respect to volatility of earnings in relation to expected earnings, capital adequacy or liquidity. Our Principal Risks reflect the key risks that most significantly affect the achievement of our strategic objectives and include credit, market, liquidity, insurance, operational, compliance, reputation and strategic risks. The classification of our Principal Risks provides a common language and foundation for the broader risk taxonomy and enables a disciplined identification and assessment of risks. There are certain activities that we undertake that will give rise to several risks. There are also certain risks that are transverse (e.g., compliance, climate and conduct risks) that can impact or manifest in other risk types.

Enterprise risk management

Under the oversight of the Board and senior management, the Enterprise Risk Management Framework (ERMF) provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization.

Risk governance

We seek to manage risk effectively and strategically, and to ensure that risk appetite, business strategies and risk-taking activities are aligned across the enterprise. We have an effective and well-established risk governance framework in place that seeks to ensure risks impacting our businesses are identified, appropriately categorized, assessed, managed and, where applicable, communicated to the Board in a timely manner. This framework is maintained in alignment with the expectations of OSFI, the Basel Committee on Banking Supervision's (BCBS) corporate governance principles and the requirements and expectations of other regulators in the jurisdictions in which we conduct business. The Board oversees the implementation of our risk management framework, while employees at all levels of the organization are responsible for managing the day-to-day risks that arise in the context of their mandates. As illustrated below, we use the three lines of defence governance model that helps to enforce a clear segregation of duties so that risks are appropriately and adequately managed throughout the enterprise to achieve our strategic objectives.

BOARD OF DIRECTORS			
RISK COMMITTEE	AUDIT COMMITTEE	GOVERNANCE COMMITTEE	HUMAN RESOURCES COMMITTEE

- The **Board** approves our Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses. The Board also approves our risk appetite, provides oversight and carries out its risk management mandate primarily through its committees:
- The **Risk Committee** assists the Board in overseeing our risk management by seeking to ensure that policies, processes and procedures, as well as the appropriate organizational structure, budget and resources are in place to manage RBC's significant and emerging risks. The Risk Committee oversees the risk management function, annually assesses its effectiveness and periodically reviews the results of independent assessments. Its oversight activities include evaluation of the risk management function's success against its key priorities, and the mandates of the Chief Risk Officer (CRO), the Chief Compliance Officer (CCO) and the Chief Anti-Money Laundering Officer (CAMLO). It also oversees and assesses the effectiveness of our Regulatory Compliance and Financial Crimes (including anti-money laundering and anti-terrorist financing, global economic sanctions, anti-bribery and anti-corruption) functions.
- The **Audit Committee** assists the Board in its oversight of the integrity of our financial statements and other disclosure documents, including sustainability reporting; the qualifications, performance, and independence of our external auditors; and the performance of our Internal Audit function and our internal controls. In addition, it oversees the Chief Financial Officer (CFO) Group and Internal Audit functions, having regard to their independence from the businesses whose activities they review. It annually assesses the effectiveness of the CFO Group and Internal Audit functions, and it reviews and approves their respective organizational structure, budget, resources and charter, as well as the mandates of the CFO and the Chief Audit Executive.
- The **Governance Committee** recommends to the Board individuals for Board member election or re-election and oversees the process for evaluating Board, committee and director effectiveness. Moreover, the Governance Committee serves at the conduct review committee and oversees the management of culture and conduct. Additional responsibilities include (i) developing and recommending governance frameworks, principles and policies to the Board; (ii) overseeing and coordinating matters, including sustainability matters, at the Board and its committees; (iii) monitoring developments in corporate governance and adapting best practices to the bank's needs and circumstances; and (iv) reviewing shareholder proposals and recommending responses to the Board.
- The **Human Resources Committee** assists the Board in its oversight of compensation policies and major compensation programs, compensation risk management and the compensation for the CEO and other members of the Group Executive (GE). It also oversees management succession plans for key senior leadership roles, key talent management and human resources strategies and practices, and pension plans of the Bank and participating subsidiaries.

THE GROUP EXECUTIVE AND GROUP RISK COMMITTEE AND SENIOR MANAGEMENT COMMITTEES

- Actively shapes enterprise risk appetite and recommends it for Board approval.
- Visibly supports and communicates enterprise risk appetite, seeking to ensure that sufficient resources and expertise are in place to help provide effective oversight of adherence to the enterprise risk appetite.
- Seeks to ensure principles, policies, authorities, resources, responsibilities and reporting are in place to support the control infrastructure necessary for an effective enterprise-wide risk management program.
- Oversees culture and conduct strategy and key activities.
- Provides appropriate and timely information to the Board and its Committees with regard to the identification, measurement and management of the significant risks to which we are exposed across all of our legal entities, businesses and operations globally.
- Specifically, the Compensation Risk Management Oversight Committee (CRMOC) oversees the design of major compensation programs in an effort to ensure alignment with sound risk management principles, and that risks that may not be fully captured in our current financial performance are appropriately considered in variable compensation payouts, including our enterprise risk profile relative to risk appetite. The CRMOC has responsibility for ensuring our compensation programs align with the Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards and other applicable guidance and best practices.

FIRST LINE OF DEFENCE	SECOND LINE OF DEFENCE	THIRD LINE OF DEFENCE
RISK OWNERS	*RISK OVERSIGHT*	*INDEPENDENT ASSURANCE*
- All employees across our businesses and functional areas are responsible for ensuring risk controls are in place - Accountable for: - Identification; - Assessment; - Mitigation and management; - Monitoring; and - Reporting of risks against approved policies and appetite	- Establishes risk management practices, policies and provides risk guidance - Oversees and challenges the effectiveness of First Line risk management practices - Monitors and independently reports on the level of risk against established risk appetite - The CRO, the CCO and the CAMLO have direct access to the Risk Committee - While the following functional units perform First Line activities where Risk Management provides independent oversight and challenge, they also provide advice and support across all three lines of defence: CFO Group, Human Resources and the Chief Legal and Administrative Officer (CLAO) Group	- Internal Audit - Independent assurance to management and the Board on the effectiveness of risk management practices of the First Line and Second Line of Defence

Risk appetite

Effective risk management helps protect us from unacceptable losses or undesirable outcomes with respect to our earnings volatility, concentration, capital adequacy or other Principal Risks while supporting and enabling our overall business strategy. It requires the clear articulation of our risk appetite, which is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives. Risk appetite reflects our self-imposed upper bound to risk-taking, set at levels inside of regulatory limits and constraints, and influences our risk management philosophy, Code of Conduct, business practices and resource allocation. It provides clear boundaries and sets an overall tone for balancing risk-reward trade-offs intended to ensure the long-term viability of the organization.

Our risk appetite is integrated into our strategic, financial and capital planning processes, as well as ongoing business decision-making processes, and is reviewed and approved annually by the Board.

Our Enterprise Risk Appetite Framework (ERAF) outlines the foundational aspects of our approach to risk appetite, articulates our quantitative and qualitative risk appetite statements and their supporting measures and associated constraints, which can be applied at the enterprise, business segment, business unit and legal entity level, and describes our requirements and expectations to embed effective risk appetite practices throughout the organization.



Risk Appetite Components
- Risk Capacity
- Risk Appetite & Board Delegated Authorities
- Risk Limits & Management Delegated Authorities
- Risk Profile
- Risk Posture

Risk appetite statements

Quantitative statements	Qualitative statements
• Manage earnings volatility and exposure to future losses under normal and stressed conditions. • Avoid excessive concentrations of risk. • Ensure capital adequacy and sound management of liquidity and funding risk. • Ensure sound management of operational and regulatory compliance risk. • Maintain strong credit ratings and a risk profile in the top half of our peer group.	• Always uphold our Purpose and vision and consistently abide by our values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities. • Undertake only risks we understand. Make thoughtful and future-focused risk decisions, taking environmental and social considerations into account. • Assess the impact of the risks arising from choosing and executing a strategy while effectively balancing risk and reward to enable sustainable growth. • Maintain a healthy and robust control environment to protect our stakeholders. • Always be operationally prepared and financially resilient for a potential crisis.

The allocation of our risk appetite and Board-delegated authorities across the bank is supported by the establishment of management-delegated authorities and/or risk limits. These delegated authorities or risk limits represent the maximum level of risk permitted for a line of business, entity, portfolio, individual or group and are used to govern ongoing operations. Risk posture, the anticipated shift in risk profile as a result of changes in objectives, strategies and external factors, is used to provide insights on key areas that may require management attention to better enable strategies to be executed successfully within our risk appetite.

Risk measurement

Quantifying risk is a key component of our enterprise-wide risk and capital management processes. Risk measurement and planning processes are integrated across the enterprise, especially with regard to forward-looking projections and analyses, including but not limited to, stress testing, recovery and resolution planning and credit provisioning.

Certain risks, such as credit, market, liquidity and insurance risks, can be more easily quantified than others such as operational, strategic, compliance or related reputational risks. For the risks that are more difficult to quantify, greater emphasis is placed on qualitative risk factors and assessment of activities to gauge the overall level of risk. In addition, judgmental risk measures and techniques such as stress testing, and scenario and sensitivity analyses can be used to assess and measure risks, and we are continually evolving our risk measures and techniques to manage our risks. Our primary methods for measuring risk include:

- Quantifying expected loss: losses that are statistically expected to occur as a result of conducting business in a given time period;
- Quantifying unexpected loss: an estimate of the deviation of actual earnings from expected earnings, over a specified time horizon;
- Stress testing evaluates, from a forward-looking perspective, the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events. RBC's stress testing programs are performed at different levels of the organization (enterprise-wide, subsidiary-level and risk-level) to allow relevant risk profiles and concentrations to be reflected in scenario design, analysis and decision-making; and
- Back-testing: the realized values are compared to the parameter estimates that are currently used in an effort to ensure the parameters remain appropriate for regulatory and economic capital calculations.

Stress testing

Stress testing is an important component of our risk management framework. Stress testing results are used for:

- Assessing the viability of long-term business plans and strategies;
- Monitoring our risk profile relative to our risk appetite in terms of earnings and capital at risk;
- Setting risk limits;
- Identifying key risks to, and potential shifts in, our capital and liquidity levels, as well as our financial position;
- Enhancing our understanding of available mitigating actions in response to potential adverse events; and
- Assessing the adequacy of our capital and liquidity levels.

The enterprise-wide stress tests evaluate key balance sheet, income statement, leverage, capital and liquidity impacts arising from risk exposures and changes in earnings across a range of scenarios and severities over a multi-year horizon. Generally, the stress testing scenarios evaluate global recessions, equity market changes, elevated debt levels, changes in interest rates, real estate price corrections, and shocks to credit spreads and commodity markets, among other factors. During our fiscal 2025 stress testing exercises, we addressed several top and emerging risks including but not limited to the increase in trade and tariff uncertainties, geopolitical tensions, changing interest rates, currency shocks, cyber threats and climate risks with a focus on the impacts of these risks on revenue, losses, net income, liquidity and capital projections.

Separately, ongoing stress testing and scenario analyses within specific risk types are performed, such as market risk (including Interest Rate Risk in the Banking Book (IRRBB)), liquidity risk, retail and wholesale credit risk, operational risk and insurance risk, which supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation.

In addition to ongoing enterprise-wide and risk-specific stress testing, we use ad hoc and reverse stress testing to deepen our knowledge of the risks we face. Ad hoc stress tests are one-off analyses used to investigate developing market conditions or to stress a particular portfolio in greater depth. Reverse stress tests aim to reverse-engineer scenarios that might lead to a particular severe outcome, such as bank non-viability, and are used in resolution & recovery planning and to improve our understanding of risk/return boundaries.

In addition to internal stress tests, we participate in regulatory stress testing exercises, on a periodic basis, across several jurisdictions.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls that are defined in our ERMF. The ERMF serves as the foundation for our approach to risk management and promotes RBC's risk management principles, approach and governance. It further sets the expectations for the development and communication of policies, the establishment of risk appetite, delegated risk approval authorities and risk limits. Enterprise-wide control programs are an important risk control mechanism that seek to establish sufficient risk diversification and risk/return optimization.

The ERMF, the ERAF and the Enterprise Culture and Conduct Risks Framework (ECCRF) together with risk-specific frameworks supported by risk-specific policies act as RBC's governance structure and manage RBC's Principal Risks and related risks across the organization.



Enterprise Risk Policy Document Architecture
Enterprise Risk Management Framework
Enterprise Culture and Conduct Risks Framework
Enterprise Risk Appetite Framework
Credit Risk Management Framework
Market Risk Management Framework
Liquidity Risk Management Framework
Insurance Risk Management Framework
Reputation Risk Management Framework
Regulatory Compliance Management Framework
Operational Risk Management Framework
Information Technology Risk Management Framework
Information Management Risk Framework
Financial Crimes Risk Management Framework
Capital Management Framework
Enterprise-Wide Policy Documents
RBC Unit/Entity (Segment or Region-specific) Policy Documents and Addendums, where applicable
The approval hierarchy for risk frameworks and policy documents:
Board of Directors or Board Committees
Senior Management Committees (e.g., Policy Review Committee, Operational Risk Committee, Asset and Liability Committee) for most enterprise policies. Board or Board Committee approval is required in some instances (e.g., RBC Code of Conduct, Dividend Policy)
Generally, by RBC Unit/Entity Governance Committee, Entity Board, or Business or Functional Unit management/committees. Group Risk Management approval is required if there are significant risk implications.

Risk appetite, risk approval authorities and risk limits

The enterprise risk appetite is supported by risk approval authorities delegated by the Board to the President & Chief Executive Officer (CEO), the CRO and/or the CFO of RBC, providing thresholds for escalation to the Risk Committee of the Board for awareness and/or approval. To facilitate day-to-day business operations, the CRO (or delegate) may delegate risk approval authorities or establish risk limits to other risk areas of the Bank including, but not limited to subsidiaries and branches. These represent the maximum level of risk permitted for an entity, branch, line of business, portfolio, individual or other groups.

Risk review and approval processes

Initial and subsequent risk review and approval processes for products, services, initiatives and projects provide an important enterprise-wide risk management mechanism. They are established based on the nature, size and complexity of the risk, and include a formal review and approval by an individual, group or committee that is independent from the originator. The review and approval requirements of risks related to projects and initiatives or new products and services are set out in enterprise-level risk policy documents.

Risk monitoring and reporting

Enterprise and business segment level risk monitoring and internal reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board to effectively perform their risk management and oversight responsibilities. The ongoing monitoring of our risk profile, and the organization's risk exposure against our risk appetite, enables proactive risk management and oversight. It seeks to ensure that our businesses operate within established and approved risk appetite; detect areas where business activity or growth may be constrained in the future; identify situations where risk-taking may be overly conservative or aggressive; enable senior management to assess the impact of stress and unanticipated events; and inform the development and implementation of risk mitigation strategies to operate within risk appetite. At each meeting of the Risk Committee of the Board, the CRO provides a risk update that has been reviewed by senior management, and which includes, among others, top and emerging risks, industry trends or other notable items. On a quarterly basis, we provide our Enterprise Risk Report to senior management and the Risk Committee of the Board which includes, among others, top and emerging risks, risk profile relative to our risk appetite, portfolio quality metrics and a range of risks we face along with an analysis of the related issues, key trends and, when required, management actions. On an annual basis, we provide a benchmarking review to the Board which compares our performance to peers across a variety of risk metrics and includes a composite risk scorecard which provides an objective measure of our ranking relative to the peer group. In addition to our regular risk monitoring, other risk-specific presentations are provided to, and discussed with, senior management and the Board on top and emerging risks or changes in our risk profile. In addition, we publish external reports on risk matters to comply with regulatory requirements.

Internal risk controls management

The monitoring, assessing and testing of internal controls is an important part of our risk management approach to evaluate how effective the controls are in reducing the risks they are designed to mitigate. Our risk control governance structure is outlined in the Enterprise Operational Risk Management Framework and supporting policies which establish a consistent, principles-based approach to the identification of risk and the development and management of internal controls to mitigate risks. They also define minimum roles and responsibilities across the three lines of defence that are applicable across all of RBC's Principal Risks and sub-risks.

Issue management is a risk management capability that facilitates the identification, rationalization and management of an unacceptable risk exposure due to an internal control absence or failure in either design or operation. Our enterprise issue management program has a standardized set of parameters for issue management, including a universal definition of issues, sources, scope, taxonomies and severity of ratings of issues. Our approach to the issue management program is tailored to individual issue sources across the three lines of defence and to specific needs of each business segment and functional unit, including local governance processes, roles and responsibilities and regulatory expectations.

Escalation of risks and events

We actively monitor and manage risks inherent to our activities and consequently maintain processes and controls to manage those activities. However, risk events may arise due to control failures or circumstances beyond our established processes and/or controls, leading to elevated or unmitigated risks. Timely escalation of risks or events allows for appropriate awareness and action (where required) by senior management, relevant committees and the Board, thereby mitigating or minimizing potential impacts. All three lines of defence have processes in place that are intended to enable effective communication and escalation of risks and events.

Top and emerging risks

An important component of our risk management approach is to seek to ensure that top and emerging risks, as they evolve, are identified, managed and incorporated into our existing risk management assessment, measurement, monitoring and escalation processes and are addressed in our risk frameworks and policies. These practices are intended to ensure a forward-looking risk assessment is maintained by management in the course of business development and as part of the execution of ongoing risk oversight responsibilities. Top and emerging risks are discussed by senior management and the Board on a regular basis.

We have developed supplementary internal guidance to support enterprise-wide identification and assessment of all material risks, including those that are not readily apparent. Top and emerging risks encompass those that could materially impact our financial results, financial and operational resilience, reputation, business model or strategy, as well as those that may materially impact us as the risks evolve. The following represents our top and emerging risks:

Top & emerging risks	Description

Business and economic conditions



Our financial results are affected to varying degrees by the general business and economic conditions in the geographic regions in which we operate. These conditions may include factors such as: economic growth or contraction trends, consumer saving and spending habits; consumer and corporate borrowing and repayment patterns; unemployment rates; the differing economic trajectories among nations across the globe; global tensions and geopolitical uncertainty and conflicts; the level of business investment and overall business sentiment; trade policy developments; the emergence of a new pandemic outbreak or other health crisis; the level of government spending, including developments relating to tariffs and trade agreements, as well as fiscal and monetary policy; the level of activity and volatility of the financial markets; disruptions to energy and other commodity markets; competitiveness; supply chain challenges and labour shortages; the evolution of inflationary pressures; and possible stagflation or deflation. Moreover, interest rate changes and actions taken by central banks to manage inflation, deflation or the broader economy have implications for us. Our financial results are sensitive to changes in interest rates, as described in the Government fiscal, monetary and other policies section.

For example, certain sectors, economies and markets have been adversely impacted by uncertainty generated by geopolitical shocks, such as protectionist trade policy developments, which continue to evolve. In addition, governments may face increasing fiscal challenges due to high debt-loads, ongoing deficits, higher spending pressures, and changing demographic and immigration trends. These fiscal challenges may limit future crisis response tools for governments and lead to higher taxes, spending cuts and adverse economic, market, credit and/or liquidity impacts. Moreover, monetary policy uncertainty, due to central bank challenges through a period of potential trade- or supply-related inflationary pressures, could increase economic, credit and market risks.

A slowdown in economic growth or an economic downturn could adversely impact employment rates and household incomes, consumer spending, housing prices, corporate earnings and business investment, all of which could adversely affect our business, including, but not limited to, the demand for our loan and other products, and result in lower earnings and higher credit losses.

There are also emerging risks related to technological developments and wealth and income inequality, as well as the broader implications of changing demographics and immigration, which could impact the labour market, productivity, the housing market, inflation, demand and consumer trends, and potentially have widespread societal and government policy implications.

Canadian housing and household indebtedness



Canadian housing and household indebtedness risks remain heightened given the current uncertain economic environment and affordability challenges. Risks around the ability of Canadian households to meet debt obligations could escalate if interest rates rise materially, if there is a resurgence in inflation or if the job market deteriorates significantly amidst economic and other geopolitical uncertainty, potentially resulting in, among other things, higher credit losses or reduced housing market activity. Moreover, elevated interest rates, slowing economic growth or an economic downturn could further adversely impact housing market activity and housing prices, which could push loan-to-value (LTV) ratios higher and further increase credit losses in impacted regions.

While interest rates have started to decline, Canadian real estate activity generally remains soft, with some markets showing signs of recovery. Challenging affordability conditions and an increase in condominium supply and construction costs may have an adverse impact on future real estate investment and demand. The combination of multiple challenges, including but not limited to elevated home prices, high debt levels, an increasingly high cost of living, a rising unemployment rate and government policy uncertainty (e.g., immigration policy), may make key Canadian housing markets particularly vulnerable to a potential economic shock or financial instability.

Information technology, cyber and third-party risks



Information technology (IT) risk, cyber risk and third-party risk remain top risks, not only for the financial services sector, but for other industries worldwide. Geopolitical tensions have increased the risk of nation state actors attacking critical infrastructure, including banks and critical third parties. We continue to be subject to the heightened inherent risk of cyberattacks, data breaches, cyber extortion and similar compromises, due to: (i) the size, scale and global nature of our operations; (ii) our heavy reliance on the internet to conduct day-to-day business activities; (iii) our intricate technological infrastructure; and (iv) our reliance on third-party service providers. Our potential exposure to these risks increases as we continue to partner with third-party service providers and adopt new business models and technologies (e.g., cloud computing, software-as-a-service (SAAS), GenAI and machine learning). Threat actors gravitate towards vulnerabilities in an ecosystem, and the weakest link in the supply chain can be a supplier or third-party service provider that may not have sufficiently robust controls. Other key drivers of third-party risk include global economic pressures related to inflation, and concentration of suppliers and fourth parties (i.e., suppliers of our third-party providers) within the broader supply chain. Third-party providers critical to our operations are actively monitored for impacts on their ability to deliver services to us, including impacts resulting from fourth parties.

Ransomware threats continue to grow in sophistication and ransomware is being used to launch major supply chain attacks. Resulting implications could include business interruptions, client service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Furthermore, the adoption of emerging technologies, such as cloud computing; AI, including GenAI; and robotics, call for continued focus and investment to manage risks effectively. For more details on how we are managing these risks, refer to the Operational risk section.

Top & emerging risks	Description

Geopolitical uncertainty



Elevated geopolitical risks and tensions, particularly from global fragmentation, U.S. policy uncertainty, and recent and future trade-related developments, could continue to impact economies, markets and our financial and non-financial risks.

Tensions remain elevated between China and the U.S. and its allies over issues, including trade, technology, human rights, Taiwan, Hong Kong and Macau. Moreover, these trade tensions produce additional vulnerabilities to the Canadian economy given the country's trading relationships with the U.S. and China, Canada's two largest trading partners. Tensions between China and its neighbours over territorial claims, and the prospect of even closer relations between China, Russia, Iran and North Korea, add further global and economic uncertainty. Additionally, continued weakening in the Chinese economy could negatively impact global economic growth.

The Russia-Ukraine conflict has continued to produce turmoil in the geopolitical landscape, with ongoing impacts to the global economy and markets. Despite recent diplomatic efforts, the duration and path of the conflict remains uncertain and could continue to exacerbate global tensions, energy and other commodity shortages, supply chain disruptions, inflationary pressures, weakening sentiment and growth prospects, market volatility, cyberattacks and the proliferation of sanctions and trade measures. In particular, European countries continue to face uncertainty given their potential exposure to the conflict and to U.S. foreign policy changes, including through the countries' military and trade relationships with impacted regions.

Geopolitical tensions in the Middle East and other regions could also add to economic and market uncertainties. For example, ongoing tensions related to Iran's nuclear program or those between Israel and Iran and its proxies could broaden or escalate. This could destabilize global security, markets and economic growth, along with key commodity markets. In addition, an uncertain geopolitical or economic environment could lead to increases in polarization, social unrest or terrorism, each of which could have direct or indirect impacts to the bank.

More broadly, the future of global trade remains uncertain, as countries look to decrease reliance on the global supply chain and nations with differing values. Increased global polarization; protectionist measures, including protectionist trade policies, the imposition of tariffs and the re-negotiation of trade agreements; and economic nationalism could reshape global alliances and financial systems as the supply of critical goods of economic and national importance (e.g., energy, critical minerals, semiconductors) remains one of the top priorities of governments. Furthermore, a volatile geopolitical environment could generate an increase in espionage and foreign interference activities that indirectly or directly impact the financial services sector. We will continue to monitor these developments and others and will assess the implications they have on us.

Environmental and social (E&S) risk



We, like other organizations, are subject to regulatory requirements and stakeholder expectations to address E&S risks.

E&S risks are unique and transverse in nature and may impact our Principal Risks in different ways and to varying degrees, including but not limited to strategic, operational, credit and compliance risks.

For details on how we are managing E&S risk, refer to the Overview of other risks – Environmental and social risk section and the Legal and regulatory environment risk section.

Digital disruption and innovation



As the demand for digital banking services grows, the need to meet the rapidly evolving needs of clients and compete with traditional and non-traditional competitors has increased our strategic and reputation risks. Additional risks continue to emerge as demographic trends, evolving client expectations, the increased power to analyze data and the emergence of disruptors are creating competitive pressures across a number of sectors. Moreover, established technology companies, new competitors, digital assets and other products and regulatory changes continue to foster new business models that could challenge traditional banks and financial products. The regulatory landscape of digital assets, in particular as it relates to stablecoins, has evolved materially in the past year across multiple jurisdictions. RBC is closely monitoring and assessing emerging risks associated with wider adoption of stablecoins by the market and the related regulatory requirements. Finally, while the adoption of new technologies, such as AI (including GenAI) and machine learning, presents opportunities for us, it is resulting or could result in new and complex strategic, operational, regulatory, compliance and related reputational risks that would need to be managed effectively. RBC has established risk and governance processes to provide oversight and support in the implementation of AI use cases throughout the organization.

Privacy and data related risks



The protection and responsible use of Personal Information (PI) are critical to maintaining our clients' trust. PI is information entrusted to RBC that identifies an individual or can be reasonably used to identify an individual and can relate to current, former and prospective clients, employees and contractors. In addition, the management and governance of our data also remains a top risk given the high value attributed to our data for the insights it can generate for clients and communities. Resulting implications from failing to manage data and privacy risks could include financial loss, theft of intellectual property and/or confidential information, litigation, enhanced regulatory attention and penalties, reputational damage and damaged client and employee trust. With the proliferation of AI, privacy regulators globally have begun issuing guidance around ensuring appropriate use of AI when processing personal information, in addition to guardrails around transparency and ensuring the rights of the individual are respected in the context of AI systems. Adherence to these guidelines and guardrails and trusted integration into existing privacy programs continues to be a focal area for RBC. For details on how we are managing these risks, refer to the Operational risk section.

Top & emerging risks	Description
Regulatory changes 	The ongoing introduction of new or revised regulations requires enhanced focus across the organization on meeting additional or modified regulatory requirements and expectations across the multiple jurisdictions in which we operate. Regulatory reforms that have been implemented or are being implemented across multiple jurisdictions, such as in areas of digital and operational resilience, data and technology reforms, including AI, cyber security, capital, anti-money laundering and consumer protection continue to impact our operations and strategies. For more details, refer to the Overview of other risks – Legal and regulatory environment risk section.
Culture and conduct risks 	Our Purpose, vision, values and risk management principles define RBC's culture. We demonstrate our culture through our conduct – the behaviours, decisions and actions or inactions of the organization and our employees. Culture and conduct risks are considered top risks for the financial services industry due to the impact that our choices, behaviours and overall risk governance can have on outcomes for our clients, shareholders and other stakeholders. We embed client considerations into our decision-making processes and continue to focus on the fair treatment of clients which also aligns with regulatory direction. We seek to be responsive to evolving employee needs while expecting employees to always act with integrity. Regulators continue to focus on conduct risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, higher compliance costs and enforcement actions and fines, and potential criminal prosecutions or imposition of sanctions, which may involve prohibitions or restrictions on some of our activities. While we take steps to continue to strengthen our conduct practices and prevent and detect risk outcomes that are not in keeping with our responsibilities to our stakeholders, such outcomes may not always be prevented or detected. Additionally, RBC continues to focus efforts on enhancing and fostering a strong risk culture. A strong risk culture reinforces risk-aware mindsets, competencies and behaviours by promoting responsible risk-taking decisions across the bank. For more details, refer to the Culture and conduct risk section.

The shaded text along with the tables specifically marked with an asterisk (*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with IFRS 7, *Financial Instruments: Disclosures*, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and marked tables represent an integral part of our 2025 Annual Consolidated Financial Statements.

Principal Risks

Credit risk

Credit risk is the risk of loss associated with an obligor's potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), and/or through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk exposures. Credit risk includes counterparty credit risk arising from both trading and non-trading activities. Exposure to credit risk occurs any time funds are extended, committed or invested through an actual or implied contractual agreement.

The responsibility for managing credit risk is shared broadly across the organization following the three lines of defence governance model. The allocation of the Board approved credit risk appetite is supported by the establishment of risk approval authorities and risk limits, delegated by the Board to the President & CEO and CRO. Credit transactions in excess of these authorities must be approved by the Risk Committee of the Board. To facilitate day-to-day business activities, the CRO has been empowered to further delegate credit risk approval authorities to individuals within GRM, the business segments and functional units, as deemed necessary.

We balance our risk and return by setting the following objectives for the management of credit risk:
- Ensuring credit quality is not compromised for growth;
- Managing credit risks in transactions, relationships and portfolios;
- Avoiding excessive concentrations in correlated credit risks;
- Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools;
- Pricing appropriately for the credit risk taken;
- Detecting and preventing inappropriate credit risk through effective systems and controls;
- Applying consistent credit risk exposure measurements;
- Ongoing credit risk monitoring and administration;
- Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques (e.g., sale, hedging, insurance, securitization); and
- Avoiding activities that are inconsistent with our values, Code of Conduct or policies.

The Enterprise Credit Risk Management Framework (ECRMF) provides an overview of our approach to the management of credit risk including principles, methodologies, systems, roles and responsibilities, reports and controls. Additional supporting policies exist that are designed to provide further clarification of roles and responsibilities, acceptable practices, limits and key controls within the enterprise.

Credit risk measurement

We quantify credit risk at both the individual obligor and portfolio levels to manage expected credit losses and minimize unexpected losses to limit earnings volatility and ensure we are adequately capitalized.

We employ a variety of risk measurement methodologies to measure and quantify credit risk for our wholesale and retail credit portfolios. The wholesale portfolio comprises businesses, sovereigns, public sector entities, banks and other financial institutions, as well as certain HNW individuals. The retail portfolio comprises residential mortgages, personal loans, credit cards and small business loans. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client and transaction-level risk decision-making and as key inputs for our risk pricing, measurement and capital calculations.

Measurement of economic and regulatory capital

Economic capital, which is our internal quantification of risks in terms of capital needed to ensure solvency, is also used for limit setting. It is also used for internal capital adequacy and allocation of capital to the Insurance segment. Our methodology for allocating capital to our business segments, other than Insurance, is based on regulatory requirements. For further details, refer to the Capital management section.

In measuring credit risk to determine regulatory capital, two principal approaches are available: the Internal Ratings Based (IRB) Approach and the Standardized Approach as per OSFI's CAR guideline. The IRB Approach allows both a full model-based approach referred to as the Advanced Internal Ratings Based (A-IRB) Approach and a more supervisory-based approach known as the Foundation Internal Ratings Based (F-IRB) Approach.

The Standardized Approach applies primarily to Wealth Management, including our City National wholesale portfolio, our Caribbean banking operations and certain non-mortgage retail portfolios acquired through the HSBC Canada transaction, and is based on risk weights prescribed by OSFI that are used to calculate RWA for credit risk exposure.

The A-IRB Approach, which applies to most of our retail and wholesale credit risk exposures (excluding F-IRB exposures discussed below), utilizes three key parameters which form the basis of our credit risk measures for both regulatory and economic capital:
- Probability of default (PD): An estimated percentage that represents the likelihood of default within a given time period of an obligor for a specific rating grade or for a particular pool of exposure.
- Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
- Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process following a default.

These parameters are determined based primarily on historical experience from internal credit risk rating systems subject to supervisory standards and floors.

PD is estimated based on a long-run average of default rates for a specific rating grade or for a particular pool of exposure. The PD assigned to a default grade(s) or pools, consistent with the definition of default, is 100%.

EAD is estimated based on the current exposure to the obligor and the possible future changes in that exposure driven by factors such as the current utilization of approved limit. As with LGD, rates are estimated to reflect an economic downturn, with added conservatism to reflect data and statistical uncertainties identified in the modelling process.

Each credit facility is assigned an estimated LGD rate that is largely driven by factors that impact the extent of losses anticipated in the event the obligor defaults. These factors mainly include seniority of debt, collateral and the industry sector in which the obligor operates. Estimated LGD rates draw primarily on internal loss experiences. Where we have limited internal loss data, we also refer to appropriate external data to supplement the estimation process. LGD rates are estimated to reflect conditions that might be expected to prevail in a period of an economic downturn, with additional conservatism added to reflect data limitations and statistical uncertainties identified in the estimation process.

Estimates of PD, EAD and LGD are reviewed on an annual basis and updates are then validated by an independent validation team within the bank. In addition, quarterly monitoring and back-testing is performed by the estimation team. These ratings and risk measurements are used to determine our expected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

The F-IRB Approach is a prescribed regulatory approach that must be used to determine RWA related to our exposures to all banks and large corporates defined as having total consolidated revenues in excess of $750 million annually. The F-IRB Approach uses the same PD parameter as the A-IRB Approach but requires the use of supervisory-prescribed EAD and LGD parameters.

Financial and regulatory measurement distinctions

Expected loss models are used for both regulatory capital (Basel) and accounting (IFRS) purposes. Under both models, expected losses are calculated as the product of PD, EAD and LGD. However, there are certain key differences under current Basel and IFRS reporting frameworks which could lead to significantly different expected loss estimates, including:
- Basel PDs are based on long-run averages over an entire economic cycle. IFRS PDs are based on current conditions, adjusted for estimates of future conditions that will impact PD under probability-weighted macroeconomic scenarios.
- Basel PDs consider the probability of default over the next 12 months. IFRS PDs consider the probability of default over the next 12 months only for instruments in stage 1. Expected credit losses for instruments in stage 2 are calculated using lifetime PDs.
- Basel LGDs are based on severe but plausible downturn economic conditions. IFRS LGDs are based on current conditions, adjusted for estimates of future conditions that will impact LGD under probability-weighted macroeconomic scenarios.

For further details, refer to the Critical accounting policies and estimates section.

Gross credit risk exposure
Gross credit risk is categorized as i) lending-related and other credit risk or ii) trading-related credit risk, and is calculated based on the Basel III framework. Under this method, EAD for all lending-related and other credit transactions and trading-related repo-style transactions is calculated before taking into account any collateral and is inclusive of an estimate of potential future changes to that credit exposure. EAD for derivatives is calculated inclusive of collateral in accordance with regulatory guidelines.

Lending-related and other credit risk includes:
• Loans and acceptances outstanding, undrawn commitments, and other exposures, including contingent liabilities such as letters of credit and guarantees, debt securities carried at FVOCI or amortized cost and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Trading-related credit risk includes:
• Repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking collateral into account.
• Derivative amounts which represent the credit equivalent amount, as defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure, scaled by a regulatory factor. For further details on replacement cost and credit equivalent amounts, refer to Note 9 of our 2025 Annual Consolidated Financial Statements.

Credit risk assessment
Wholesale credit risk
The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale credit activities.
   Each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD calibrated against it. The BRR differentiates the riskiness of an obligor and represents our evaluation of the obligor's ability and willingness to meet its contractual obligations on time over a three-year time horizon. The determination and assignment of BRRs is based on the evaluation of the obligor's business and financial risks through fundamental credit analysis, as well as data-driven modelling. The determination of the PD associated with each BRR relies primarily on internal default history since 2006. PD estimates are designed to be a long-run average of our experience across the economic cycle in accordance with regulatory guidelines.
   Our rating system is designed to stratify obligors into 22 grades. The following table aligns the relative rankings of our 22-grade internal risk ratings with the external ratings used by S&P and Moody's.

Internal ratings map*						Table 39
	PD Bands					
Ratings	**Business and Bank**	**Sovereign**	**BRR**	**S&P**	**Moody's**	**Description**
1	0.0000% – 0.0500%	0.0000% – 0.0150%	1+	AAA	Aaa	
2	0.0000% – 0.0500%	0.0151% – 0.0250%	1H	AA+	Aa1	
3	0.0000% – 0.0500%	0.0251% – 0.0350%	1M	AA	Aa2	
4	0.0000% – 0.0500%	0.0351% – 0.0450%	1L	AA-	Aa3	
5	0.0000% – 0.0550%	0.0451% – 0.0550%	2+H	A+	A1	Investment Grade
6	0.0551% – 0.0650%		2+M	A	A2	
7	0.0651% – 0.0750%		2+L	A-	A3	
8	0.0751% – 0.0850%		2H	BBB+	Baa1	
9	0.0851% – 0.1030%		2M	BBB	Baa2	
10	0.1031% – 0.1775%		2L	BBB-	Baa3	
11	0.1776% – 0.3470%		2-H	BB+	Ba1	
12	0.3471% – 0.6460%		2-M	BB	Ba2	
13	0.6461% – 1.0620%		2-L	BB-	Ba3	
14	1.0621% – 1.5520%		3+H	B+	B1	
15	1.5521% – 2.2165%		3+M	B	B2	Non-investment Grade
16	2.2166% – 4.5070%		3+L	B-	B3	
17	4.5071% – 7.1660%		3H	CCC+	Caa1	
18	7.1661% – 13.1760%		3M	CCC	Caa2	
19	13.1761% – 24.9670%		3L	CCC-	Caa3	
20	24.9671% – 99.9990%		4	CC	Ca	
21	100%		5	D	C	Impaired
22	100%		6	D	C	

* This table represents an integral part of our 2025 Annual Consolidated Financial Statements.

Counterparty credit risk
Counterparty credit risk is the risk that a party with whom we have entered into a financial or non-financial contract will fail to fulfill its contractual agreement and default on its obligation. It incorporates not only the contract's current value, but also considers how that value can move as market conditions change. Counterparty credit risk usually arises from trading-related derivatives and repo-style transactions. Derivative transactions include forwards, futures, swaps and options, and can have underlying references that are either financial (e.g., interest rate, foreign exchange, credit or equity) or non-financial (e.g., commodities). For further details on our derivative instruments and credit risk mitigation, refer to Note 9 of our 2025 Annual Consolidated Financial Statements.

Trading counterparty credit activities are undertaken in a manner consistent with the relevant requirements under enterprise Credit, Market and Model risk management frameworks and with approval in accordance with the appropriate delegated authorities.

The primary risk mitigation techniques for trading counterparty credit risk are close-out netting and collateralization. Close-out netting considers the net value of contractual obligations between counterparties in a default situation, thereby reducing overall credit exposure. Collateralization is when a counterparty pledges certain assets as collateral, which serves to mitigate credit exposure and losses in case of a default by the counterparty. The policies that we maintain in relation to the recognition of risk mitigation from these techniques incorporate such considerations as:

- The use of standardized agreements such as the International Swaps and Derivatives Association Master Agreement and Credit Support Annex;
- Generally restricting eligible collateral to high-quality liquid assets, primarily cash and highly-rated government securities, subject to appropriate haircuts; and
- The use of initial margin and variation margin arrangements in accordance with regulatory requirements and internal risk standards.

Similarly, for securities finance and repurchase trading activity we mitigate counterparty credit risk via the use of standardized securities finance agreements, and by taking collateral generally in the form of eligible liquid securities.

We also mitigate counterparty credit risk through the use of central counterparties (CCPs). These highly-regulated entities intermediate trades between participating bilateral counterparties and mitigate credit risk through the use of initial and variation margin and the ability to net offsetting trades amongst participants. The specific structure and capitalization, including contingent capital arrangements, of individual CCPs are analyzed as part of assigning an internal counterparty credit risk rating and determining appropriate counterparty credit risk limits.

Wrong-way risk

Wrong-way risk is the risk that exposure to a counterparty is adversely correlated with the credit quality of that counterparty. There are two types of wrong-way risk:

- Specific wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to the nature of our transactions with them (e.g., loans collateralized by shares or debt issued by the counterparty or a related party). Specific wrong-way risk trades are permitted only on an exception basis and when explicitly pre-approved by GRM. Factors considered in reviewing such trades include the counterparty's credit quality and collateral practices, the underlying exposure of the transaction and the existence of credit mitigation.
- General wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to general macroeconomic or market factors. General wrong-way risk can arise in various circumstances, depending on the transaction, collateral type, and the nature of the counterparty. We monitor general wrong-way risk using a variety of metrics including but not limited to correlation analysis between relevant macroeconomic or market factors and counterparty credit risk exposure.

Retail credit risk

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Scoring models use internal and external data to assess and score borrowers, predict future performance and manage limits for existing loans and collection activities. Credit scores are one of the factors employed in the acquisition of new clients and management of existing clients. The credit score of the borrower is used to assess credit risk for each independent acquisition or account management action, leading to an automated decision or guidance for an adjudicator. Credit scoring improves credit decision quality, adjudication timeframes and consistency in the credit decision process and facilitates risk-based pricing. We seek to continuously improve our credit scoring and analytic capabilities by exploring client behavioural data and advanced analytical techniques to make sound credit decisions.

To arrive at a retail risk rating, borrower scores are categorized and associated with PDs for further grouping into risk rating categories. The following table maps PD bands to various summarized risk levels for retail exposures:

Internal ratings map*	Table 40
PD bands	**Description**
0.050% – 3.965%	Low risk
3.966% – 7.428%	Medium risk
7.429% – 99.99%	High risk
100%	Impaired/Default

* This table represents an integral part of our 2025 Annual Consolidated Financial Statements.

Credit risk mitigation

We seek to reduce our exposure to credit risk through a variety of means, including the structuring of transactions and the use of collateral.

Structuring of transactions

Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, collateral, seniority, LTV requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria.

Collateral

When we advance credit, we often require obligors to pledge collateral as security. Risk mitigation provided by collateral depends on the amount, type and quality of collateral taken. Specific requirements relating to valuation and administration of collateral are set out in our credit risk management policies.

The types of collateral we use to secure credit or trading facilities within the bank vary. For example, our securities financing and collateralized over-the-counter (OTC) derivatives activities are primarily secured by cash and highly-rated, liquid government and agency securities. Wholesale lending to corporate clients is often secured by pledges of the assets of the borrower, including accounts receivable, inventory, equipment and commercial real estate. In Personal Banking, Commercial Banking and Wealth Management, collateral typically consists of a pledge over a real estate property, or a portfolio of debt securities and equities trading on a recognized exchange.

To manage our exposure effectively, we follow a comprehensive approach that combines property valuation, active portfolio management and oversight.
- We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models, which rely on market data such as comparable sales or regional price trends, and appraisals.

- We continue to actively manage our mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.
- We seek to be in compliance with regulatory requirements that govern residential mortgage underwriting practices, including LTV parameters and property valuation requirements.

There were no significant changes regarding our risk management policies on collateral or to the quality of the collateral held during the period.

Credit risk approval
The Board, GE, GRC and other senior management committees work together to ensure the ECRMF and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are provided to the Board, the GRC, and senior executives to keep them informed of our risk profile, including significant credit risk issues, shifts in exposures and trending information, to ensure appropriate and timely actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the prudent management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Transaction approval
Credit transactions are governed by our Enterprise Policy on Risk Limits and Risk Approval Authorities that captures the authorities and risk limits delegated to management as well as the Enterprise Policy on Credit Requirements and Rules, which outlines the minimum requirements for managing credit risk at the individual client relationship, transaction and portfolio levels. The Enterprise Policy on Credit Requirements and Rules is further supported by business and/or product-specific policies and guidelines as appropriate. Where a transaction exceeds senior management's authorities, the approval of the Risk Committee of the Board is required.

Product approval
RBC's proposals for credit products and services follow our Enterprise Client, Product and Suitability Risk Policy and are comprehensively reviewed and approved under a product risk assessment process and are subject to product and suitability risk approval authorities which increase as the level of risk increases. New and amended products must be reviewed relative to all risk drivers, including credit risk. All existing products must be reviewed on a regular basis following a risk-based assessment approach.

Credit risk limits
The allocation of risk appetite and Board delegated authorities are supported by the establishment of risk limits which take both regulatory constraints and internal risk management judgment into account. Risk limits are established at the following levels: single name; regional, country and industrial sector (notional and economic capital); regulatory large exposure; product and portfolio; and underwriting and distribution. These limits apply across all businesses, portfolios, transactions and products.

We actively manage credit exposures and limits to ensure alignment with our risk appetite, to maintain our target business mix and to ensure that there is no undue concentration risk.

Concentration risk is defined as the risk arising from an overexposure in particular industry sectors, countries, or credit products within the portfolio, reflecting the potential for credit deterioration and default to be relatively highly correlated. Credit concentration limits are reviewed on a regular basis after considering business, economic, financial and regulatory environments.

Credit risk administration
Loan forbearance
In our overall management of borrower relationships, economic, legal or other reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We have specialized groups and formalized policies that direct the management of high risk, delinquent or defaulted borrowers. We strive to identify borrowers in financial difficulty early and modify their loan terms to minimize losses and assist clients in need. A forbearance agreement may be entered into with the borrower where we will forbear from enforcing on security in exchange for concessions made by the borrower and/or additional security provided by the borrower. Examples of concessions to borrowers may include rate reductions, payment deferrals, term extensions, covenant relief, extensions of matured facilities, amendments or restructuring of agreements, or relaxation of covenants, as applicable. The goal of a forbearance is to enhance our position in exchange for providing the borrower additional time to meet the terms and obligations of the loan agreement. For such loans, the appropriate remediation techniques are based on the specific borrower's situation, our policy and the client's willingness and capacity to meet the new or modified loan terms.

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects EAD. The classification of our sectors aligns with our view of credit risk by industry.

| Credit risk exposure by portfolio, sector and geography | | | | | | | | | | | | | Table 41 |

As at

	October 31 2025						October 31 2024					
	Credit risk (1), (2)			Counterparty credit risk (5)			Credit risk (1), (2)			Counterparty credit risk (5)		
	On-balance sheet amount	Off-balance sheet amount (3) Undrawn	Other (4)	Repo-style transactions	Derivatives	Total exposure	On-balance sheet amount	Off-balance sheet amount (3) Undrawn	Other (4)	Repo-style transactions	Derivatives	Total exposure
(Millions of Canadian dollars)												
Retail												
Residential secured (6)	$ 514,623	$ 132,502	$ –	$ –	$ –	$ 647,125	$ 498,014	$ 124,743	$ –	$ –	$ –	$ 622,757
Qualifying revolving (7)	36,407	104,369	–	–	–	140,776	33,571	95,776	–	–	–	129,347
Other retail	57,003	22,522	164	–	–	79,689	53,257	21,530	162	–	–	74,949
Total retail	$ 608,033	$ 259,393	$ 164	$ –	$ –	$ 867,590	$ 584,842	$ 242,049	$ 162	$ –	$ –	$ 827,053
Wholesale												
Agriculture	$ 14,181	$ 3,344	$ 86	$ –	$ 263	$ 17,874	$ 13,257	$ 3,241	$ 77	$ –	$ 210	$ 16,785
Automotive	14,188	9,602	677	–	1,053	25,520	14,424	9,605	639	–	1,454	26,122
Banking	96,268	3,674	1,797	97,585	32,577	231,901	87,601	3,187	2,967	91,791	32,949	218,495
Consumer discretionary	28,435	11,544	893	–	1,779	42,651	24,516	11,719	918	–	1,242	38,395
Consumer staples	11,355	10,393	957	–	2,299	25,004	10,094	8,631	795	–	1,907	21,427
Oil and gas	6,377	8,671	1,520	–	2,312	18,880	6,365	8,688	2,002	–	2,052	19,107
Financial services	62,170	29,087	4,508	78,257	33,739	207,761	51,313	23,405	4,103	73,020	29,958	181,799
Financing products	3,938	1,180	2,134	1,339	1,713	10,304	3,945	1,235	2,388	604	1,684	9,856
Forest products	2,499	1,524	373	–	76	4,472	2,225	1,589	387	–	84	4,285
Governments	330,943	8,762	2,251	18,150	10,031	370,137	283,893	7,891	2,149	13,334	7,933	315,200
Industrial products	15,966	12,871	1,121	–	922	30,880	15,526	12,463	940	–	1,052	29,981
Information technology	6,308	9,360	230	–	845	16,743	6,353	7,892	251	42	976	15,514
Investments	32,124	7,769	794	19	344	41,050	30,015	7,151	786	103	99	38,154
Mining and metals	2,795	4,004	1,848	–	520	9,167	2,821	3,950	1,684	–	427	8,882
Public works and infrastructure	2,786	2,499	1,513	–	341	7,139	2,871	2,329	1,383	–	300	6,883
Real estate and related	123,801	24,890	2,289	169	1,478	152,627	115,332	26,197	2,209	83	1,115	144,936
Other services	37,857	17,367	3,293	–	1,621	60,138	35,980	15,870	3,461	–	1,236	56,547
Telecommunication and media	9,123	6,837	151	–	2,674	18,785	7,814	7,210	159	–	2,874	18,057
Transportation	9,594	7,608	2,042	–	2,450	21,694	10,517	7,235	1,533	–	2,470	21,755
Utilities	14,281	23,822	6,302	–	5,845	50,250	14,652	21,110	5,993	–	5,451	47,206
Other sectors	7,632	1,526	1,467	276	31,090	41,991	11,119	2,578	1,887	227	24,520	40,331
Total wholesale	$ 832,621	$ 206,334	$ 36,246	$ 195,795	$ 133,972	$ 1,404,968	$ 750,633	$ 193,176	$ 36,711	$ 179,204	$ 119,993	$ 1,279,717
Total exposure (1)	$ 1,440,654	$ 465,727	$ 36,410	$ 195,795	$ 133,972	$ 2,272,558	$ 1,335,475	$ 435,225	$ 36,873	$ 179,204	$ 119,993	$ 2,106,770
By geography (8)												
Canada	$ 883,575	$ 335,487	$ 15,107	$ 76,722	$ 61,861	$ 1,372,752	$ 845,343	$ 320,434	$ 15,533	$ 72,852	$ 51,427	$ 1,305,589
U.S.	421,280	96,502	16,939	60,424	25,020	620,165	360,803	84,633	15,277	56,415	22,201	539,329
Europe	58,568	24,150	2,141	40,398	31,158	156,415	55,936	21,879	3,432	31,987	31,555	144,789
Other International	77,231	9,588	2,223	18,251	15,933	123,226	73,393	8,279	2,631	17,950	14,810	117,063
Total exposure (1)	$ 1,440,654	$ 465,727	$ 36,410	$ 195,795	$ 133,972	$ 2,272,558	$ 1,335,475	$ 435,225	$ 36,873	$ 179,204	$ 119,993	$ 2,106,770

(1)   Excludes securitization, banking book equities and other assets not subject to the standardized or IRB approach.
(2)   EAD for standardized exposures are reported net of allowance for impaired assets and EAD for IRB exposures are reported gross of all ACL and partial write-offs as per regulatory definitions.
(3)   EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(4)   Includes other off-balance sheet exposures such as letters of credit and guarantees.
(5)   Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines. Exchange traded derivatives are included in Other sectors.
(6)   Includes residential mortgages and home equity lines of credit.
(7)   Includes credit cards, unsecured lines of credit and overdraft protection products.
(8)   Geographic profile is based on country of residence of the borrower.

2025 vs. 2024

Total credit risk exposure increased $166 billion or 8% from last year, primarily due to an increase in securities, higher counterparty credit risk exposures and volume growth in loans and undrawn commitments.

Net International wholesale exposure by region, asset type and client type (1), (2) — Table 42

	As at								
	October 31 2025								October 31 2024
	Asset type				Client type				
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$ 18,894	$ 25,402	$ 8,612	$ 3,307	$ 31,708	$ 7,757	$ 16,750	$ 56,215	$ 52,307
U.K.	14,302	22,914	5,789	2,363	18,939	14,219	12,210	45,368	36,311
Caribbean	6,712	10,877	3,230	1,970	9,747	4,763	8,279	22,789	22,612
Asia-Pacific	7,502	31,708	5,295	1,646	20,670	20,543	4,938	46,151	43,874
Other (4)	3,095	1,605	3,273	141	2,844	1,915	3,355	8,114	8,022
Net International exposure (5)	$ 50,505	$ 92,506	$ 26,199	$ 9,427	$ 83,908	$ 49,197	$ 45,532	$ 178,637	$ 163,126

(1) Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2) Exposures are calculated on a fair value basis and net of collateral, which includes $467 billion against repo-style transactions (October 31, 2024 – $459 billion) and $20 billion against derivatives (October 31, 2024 – $16 billion).
(3) Securities include $26 billion of trading securities (October 31, 2024 – $14 billion), $24 billion of deposits (October 31, 2024 – $29 billion), and $43 billion of investment securities (October 31, 2024 – $44 billion).
(4) Includes exposures in the Middle East, Africa and Latin America.
(5) Excludes $7,643 million (October 31, 2024 – $6,950 million) of exposures to supranational agencies.

Residential mortgages and home equity lines of credit (insured vs. uninsured) (1)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

Residential mortgages and home equity lines of credit						Table 43
	As at October 31, 2025					
	Residential mortgages					**Home equity lines of credit** (2)
(Millions of Canadian dollars, except percentage amounts)	**Insured** (3)		**Uninsured**		**Total**	**Total**
Region (4)						
Canada						
Atlantic provinces	$ 9,143	42%	$ 12,883	58%	$ 22,026	$ 1,745
Quebec	11,504	24	35,859	76	47,363	3,537
Ontario	30,857	13	198,588	87	229,445	18,623
Alberta	17,888	40	26,517	60	44,405	4,646
Saskatchewan and Manitoba	8,299	39	12,813	61	21,112	1,728
B.C. and territories	12,041	13	77,954	87	89,995	8,384
Total Canada (5)	89,732	20	364,614	80	454,346	38,663
U.S.	–	–	35,673	100	35,673	2,227
Other International	–	–	3,394	100	3,394	1,387
Total International	–	–	39,067	100	39,067	3,614
Total	$ 89,732	18%	$ 403,681	82%	$ 493,413	$ 42,277

	As at October 31, 2024					
	Residential mortgages					Home equity lines of credit (2)
(Millions of Canadian dollars, except percentage amounts)	Insured (3)		Uninsured		Total	Total
Region (4)						
Canada						
Atlantic provinces	$ 8,692	43%	$ 11,688	57%	$ 20,380	$ 1,704
Quebec	11,781	25	35,129	75	46,910	3,346
Ontario	32,011	14	189,638	86	221,649	18,173
Alberta	18,804	43	24,459	57	43,263	4,448
Saskatchewan and Manitoba	8,549	41	12,258	59	20,807	1,718
B.C. and territories	12,607	14	75,575	86	88,182	8,061
Total Canada (5)	92,444	21	348,747	79	441,191	37,450
U.S.	–	–	33,092	100	33,092	2,144
Other International	–	–	3,261	100	3,261	1,421
Total International	–	–	36,353	100	36,353	3,565
Total	$ 92,444	19%	$ 385,100	81%	$ 477,544	$ 41,015

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).

(2) Includes $42,260 million and $17 million of uninsured and insured home equity lines of credit, respectively (October 31, 2024 – $40,998 million and $17 million, respectively), reported within the personal loan category. The amounts in the U.S. and Other International include term loans collateralized by residential properties.

(3) Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.

(4) Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.

(5) Total consolidated residential mortgages in Canada of $454 billion (October 31, 2024 – $441 billion) includes $12 billion (October 31, 2024 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $9 billion (October 31, 2024 – $9 billion) are insured mortgages, and $17 billion (October 31, 2024 – $18 billion) of residential mortgages in Capital Markets, of which $17 billion (October 31, 2024 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (October 31, 2024 – all insured).

Residential mortgages portfolio by amortization period [1]

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Residential mortgages portfolio by amortization period						Table 44
	As at					
	October 31 2025			October 31 2024		
	Canada [2]	U.S. and other International	Total	Canada [2]	U.S. and other International	Total
Amortization period						
≤ 25 years	**76%**	**38%**	**73%**	62%	31%	60%
> 25 years ≤ 30 years	**24**	**62**	**27**	28	69	30
> 30 years ≤ 35 years	**–**	**–**	**–**	10	–	10
Total	**100%**	**100%**	**100%**	100%	100%	100%

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).

(2) Our policy is to originate mortgages with amortization periods of 30 years or less. Amortization periods greater than 30 years reflect the impact of increases in interest rates on our variable rate mortgage portfolios. For these loans, the amortization period resets to the original amortization schedule upon renewal. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Average loan-to-value (LTV) ratios [1]

The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products by geographic region, as well as the respective LTV ratios for our total Personal Banking – Canada residential mortgage portfolio outstanding.

Average LTV ratios					Table 45
	For the year ended				
	October 31 2025		October 31 2024		
	Uninsured		Uninsured		
	Residential mortgages [2]	RBC Homeline Plan products [3]	Residential mortgages [2]	RBC Homeline Plan products [3]	
Average of newly originated and acquired for the period, by region [4]					
Atlantic provinces	**70%**	**70%**	68%	68%	
Quebec	**70**	**70**	64	67	
Ontario	**70**	**65**	63	60	
Alberta	**72**	**70**	66	67	
Saskatchewan and Manitoba	**72**	**73**	69	70	
B.C. and territories	**67**	**63**	51	60	
U.S.	**72**	**n.m.**	72	n.m.	
Other International	**71**	**n.m.**	70	n.m.	
Average of newly originated and acquired for the period [5], [6], [7]	**70%**	**67%**	60%	61%	
Total Personal Banking – Canada residential mortgages portfolio [8]	**60%**	**49%**	56%	47%	

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).

(2) Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.

(3) RBC Homeline Plan products comprise both residential mortgages and home equity lines of credit.

(4) Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.

(5) The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.

(6) For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

(7) The year ended October 31, 2024 includes the impact of the HSBC Canada portfolio acquired in the second quarter of 2024. Excluding the acquired HSBC Canada portfolio, the average of newly originated and acquired residential mortgages and RBC Homeline Plan products for the year ended October 31, 2024 was 70% and 65%, respectively.

(8) Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank *House Price Index*‡.

n.m. not meaningful

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Gross impaired loans (GIL)		Table 46
	As at and for the year ended	
(Millions of Canadian dollars, except percentage amounts)	**October 31 2025**	October 31 2024
Personal Banking (1)	$ **2,091**	$ 1,652
Commercial Banking (1)	**3,362**	2,372
Wealth Management	**609**	508
Capital Markets	**2,620**	1,335
Total GIL	$ **8,682**	$ 5,867
Impaired loans, beginning balance	$ **5,867**	$ 3,704
Classified as impaired during the period (new impaired) (1)	**9,687**	6,272
Net repayments (1)	**(1,381)**	(848)
Amounts written off	**(3,326)**	(2,521)
Other (2)	**(2,165)**	(740)
Impaired loans, balance at end of period	$ **8,682**	$ 5,867
GIL as a % of related loans and acceptances		
Total GIL as a % of related loans and acceptances	**0.83%**	0.59%
Personal Banking (1)	**0.38%**	0.31%
Personal Banking – Canada	**0.34%**	0.26%
Commercial Banking (1)	**1.74%**	1.29%
Wealth Management	**0.47%**	0.42%
Capital Markets	**1.52%**	0.88%

(1) Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.

(2) Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending arrangements, foreign exchange translation and other movements.

2025 vs. 2024

Total GIL increased $2,815 million or 48% from last year, primarily due to higher impaired loans in Capital Markets, Commercial Banking and Personal Banking.

GIL in Personal Banking increased $439 million or 27%, primarily due to higher impaired loans in our Canadian residential mortgages portfolio.

GIL in Commercial Banking increased $990 million or 42%, mainly due to higher impaired loans across most sectors, including the real estate and related and agriculture sectors.

GIL in Wealth Management increased $101 million or 20%, mainly due to higher impaired loans in a few sectors, including the telecommunication and media sector, and in our retail portfolios.

GIL in Capital Markets increased $1,285 million or 96%, primarily due to one account in the other services sector.

Allowance for credit losses				Table 47

		As at		
(Millions of Canadian dollars)		**October 31 2025**		October 31 2024
Personal Banking	$	**3,739**	$	3,273
Commercial Banking		**2,300**		1,626
Wealth Management		**496**		466
Capital Markets		**923**		986
Corporate Support and other		**1**		1
ACL on loans		**7,459**		6,352
ACL on other financial assets (1)		**11**		12
Total ACL	$	**7,470**	$	6,364
ACL on loans is comprised of:				
Retail	$	**3,454**	$	3,011
Wholesale		**2,019**		1,825
ACL on performing loans	$	**5,473**	$	4,836
ACL on impaired loans		**1,986**		1,516

(1) ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.

2025 vs. 2024

Total ACL increased $1,106 million or 17% from last year, largely due to higher ACL on performing loans, primarily driven by unfavourable changes in credit quality and scenario weights, which include the impacts of trade disruptions. Higher ACL on impaired loans, primarily in Commercial Banking and Personal Banking, also contributed to the increase.

For further details, refer to Note 5 of our 2025 Annual Consolidated Financial Statements.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk include the following:

1. Positions whose revaluation gains and losses are reported in revenue, which includes:
   a) Changes in the fair value of instruments classified or designated as FVTPL, and
   b) Hedge ineffectiveness.

2. CET1 capital, which includes:
   a) All of the above, plus
   b) Changes in the fair value of FVOCI securities where revaluation gains and losses are reported as OCI,
   c) Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
   d) Changes in the fair value of employee benefit plan deficits.

3. CET1 ratio, which includes:
   a) All of the above, plus
   b) Changes in RWA resulting from changes in traded market risk factors, and
   c) Changes in the Canadian dollar value of RWA due to foreign exchange translation.

4. The economic value of the Bank, which includes:
   a) Points 1 and 2 above, plus
   b) Changes in the economic value of other non-trading positions, net interest income and fee based income, as a result of changes in market risk factors.

Market risk controls – FVTPL positions, including trading portfolios[1]

As an element of the ERAF, the Board approves our overall market risk appetite. The Market and Counterparty Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that are designed to ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and stress tests as defined below:

Value-at-Risk (VaR) is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one-day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions, with the exception of certain less material positions that are not actively traded which are updated on at least a monthly basis. Trading VaR captures potential loss for our trading portfolio that excludes the impacts of non-trading FVTPL positions such as loan underwriting commitments. Total VaR captures potential loss for all positions classified as FVTPL.

VaR is a statistical estimate based on historical market data and should be interpreted with knowledge of its limitations, which include the following:
- VaR will not be predictive of future losses if the realized market movements differ significantly from the historical periods used to compute it.
- VaR projects potential losses over a one-day holding period and does not project potential losses for risk positions held over longer time periods.
- VaR is measured using positions at close of business and does not include the impact of trading and hedging activity over the course of a day.

We validate our VaR measures through a variety of means – including subjecting the models to vetting and validation by a group of independent model developers and by back-testing the VaR against daily marked-to-market revenue to identify and examine events in which actual outcomes in trading revenue exceed the VaR projections.

Stress tests – Our market risk stress testing program is used to identify and control risk due to large changes in market prices and rates. We conduct stress testing daily on positions that are marked-to-market. The stress tests simulate both historical and hypothetical events which are severe and long-term in duration. Historical scenarios are taken from actual market events and range in duration up to 90 days. Examples include the COVID-19 Pandemic of 2020, Global Financial Crisis of 2008 and the Taper Tantrum of 2013. Hypothetical scenarios are designed to be forward-looking at potential future market stresses and are designed to be severe but plausible. We are constantly evaluating and refining these scenarios as market conditions change. Stress results are calculated assuming an instantaneous revaluation of our positions with no management action.

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[1] Trading portfolios are comprised of trading instruments in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline. Trading involves market-making, positioning and arbitrage activities conducted primarily within our Global Markets business in the Capital Markets segment.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in RBC Insurance.

Market risk measures – FVTPL positions

Market risk measures*									Table 48
		October 31, 2025				October 31, 2024			
		For the year ended				For the year ended			
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Equity	$ 17	$ 16	$ 30	$ 11	$ 23	$ 14	$ 26	$ 6
Foreign exchange	5	4	13	2	6	5	10	2
Commodities	8	7	11	3	11	6	11	4
Interest rate (1)	33	23	33	17	23	30	44	19
Credit specific (2)	5	7	10	5	8	8	9	7
Diversification (3)	(38)	(32)	n.m.	n.m.	(37)	(34)	n.m.	n.m.
Trading VaR	$ 30	$ 25	$ 35	$ 18	$ 34	$ 29	$ 41	$ 20
Total VaR	$ 40	$ 36	$ 56	$ 22	$ 34	$ 70	$ 138	$ 26

*   This table represents an integral part of our 2025 Annual Consolidated Financial Statements.
(1)   General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)   Credit specific risk captures issuer-specific credit spread volatility.
(3)   Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.   not meaningful

2025 vs. 2024
Average Trading VaR of $25 million decreased $4 million from last year, primarily driven by exposure changes in our fixed income portfolio, partially offset by exposure changes in our equity portfolio.
      Average total VaR of $36 million decreased $34 million, primarily driven by the impact of management of closing capital volatility related to the HSBC Canada transaction last year.

The following chart displays a bar graph of our daily trading revenue and a line graph of our daily market risk Trading VaR. We incurred no net trading losses in 2025.



Trading revenue (teb), (1) and Trading VaR (Millions of Canadian dollars)

(1)   Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.

The following chart displays the distribution of daily trading revenue in 2025 and 2024 with no net trading losses in both years. The largest reported trading revenue was $50 million with an average daily revenue of $21 million.



Trading revenue for the year ended October 31, 2025 (teb), (1)

(1) Trading revenue (teb) amounts in the chart above exclude the impact of loan underwriting commitments and structured entities.

Market risk measures for assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at October 31, 2025, we held assets in support of $22 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (October 31, 2024 – $20 billion).

Market risk controls – Interest Rate Risk in the Banking Book (IRRBB) positions[2]

IRRBB arises primarily from traditional customer-originated banking products such as deposits and loans, and includes related hedges and interest rate risk from securities held for liquidity and cash management purposes. Factors contributing to IRRBB include mismatches between asset and liability repricing dates, relative changes in asset and liability rates in response to market rate scenarios, and other product features affecting the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. IRRBB sensitivities are regularly measured and reported, and subject to limits and controls with independent oversight from GRM.

The Board approves the risk appetite for IRRBB, and the Asset Liability Committee (ALCO) and GRM provide ongoing governance through IRRBB risk policies, limits, operating standards and other controls. IRRBB reports are reviewed regularly by GRM, ALCO, the GRC, the Risk Committee of the Board and the Board.

IRRBB measurement

To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios and time horizons. Market scenarios include currency-specific parallel and non-parallel yield curve changes, interest rate volatility shocks and interest rate scenarios prescribed by regulators.

In measuring NII risk, detailed banking book balance sheets and income statements are dynamically simulated to estimate the impact of market stress scenarios on projected NII. Assets, liabilities and off-balance sheet positions are simulated over various time horizons. The simulations incorporate maturities, renewals and new originations along with prepayment and redemption behaviour. Product pricing and volumes are forecasted based on past experience to determine response expectations under a given market shock scenario. EVE risk captures the market value sensitivity to changes in rates. In measuring EVE risk, deterministic (single-scenario) and stochastic (multiple-scenario) valuation techniques are applied to spot position data. NII and EVE risks are measured for a range of market risk stress scenarios which include extreme but plausible changes in market rates and volatilities. IRRBB measures assume continuation of existing hedge strategies.

Management of NII and EVE risk is complementary and supports our efforts to generate a sustainable high-quality NII stream. NII and EVE risks for specific units are measured daily, weekly or monthly depending on materiality, complexity and hedge strategy.

A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure NII and EVE risk. The key assumptions pertain to the projected funding date of mortgage rate commitments, fixed-rate loan prepayment behaviour, term deposit redemption behaviour, and the term and rate profile of non-maturity deposits. All assumptions are derived empirically based on historical client behaviour and product pricing with consideration of possible forward-looking changes. All models and assumptions used to measure IRRBB are subject to independent oversight by GRM.

Market risk measures – IRRBB Sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and 12-month NII, assuming no subsequent hedging. Interest rate risk measures are based on current on and off-balance sheet positions which can change over time in response to business activity and management actions.

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2   IRRBB positions include the impact of derivatives in hedge accounting relationships, FVOCI securities used for interest rate risk management and economic hedges.

Market risk – IRRBB measures*								Table 49
	October 31 **2025**						October 31 2024	
	EVE risk			NII risk (1)				
(Millions of Canadian dollars)	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	EVE risk	NII risk (1)
Before-tax impact of:								
100 bps increase in rates	$ (2,228)	$ (420)	$ (2,648)	$ 105	$ 92	$ 197	$ (2,076)	$ 400
100 bps decrease in rates	2,037	(105)	1,932	(210)	(163)	(373)	1,663	(502)

*   This table represents an integral part of our 2025 Annual Consolidated Financial Statements.
(1)   Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)   Effective the third quarter of 2025, EVE and NII risk for currencies other than the Canadian and U.S. dollar are presented within the U.S. dollar and other impact category. Previously, the impact of other currencies was presented in the Canadian dollar impact category.

As at October 31, 2025, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $373 million, down from $502 million last year, and an immediate and sustained +100 bps shock would have had a negative impact to our EVE of $2,648 million, up from $2,076 million last year. The change in NII sensitivity reflects a change in product mix and the change in EVE sensitivity can be attributed to net growth in fixed rate assets including growth in book capital. During 2025, NII and EVE risks remained within approved limits.

Market risk measures for other material non-trading portfolios
Investment securities carried at FVOCI
Investment securities carried at FVOCI are primarily debt securities. We hold debt securities primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our banking book balance sheet. While debt securities held by RBC Insurance are managed separately, all other debt securities carried at FVOCI are included in our IRRBB measures.

For further details on the investment securities carried at FVOCI, refer to Notes 2 and 4 of our 2025 Annual Consolidated Financial Statements.

Non-trading foreign exchange rate risk
Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Our other significant exposure is to the British pound due to our activities conducted internationally in this currency. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar and British pound could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders' equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity
Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our IRRBB measures and other internal non-trading market risk measures. We use interest rate swaps to manage our IRRBB, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British Pound.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 9 of our 2025 Annual Consolidated Financial Statements.

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

Linkage of market risk to selected balance sheet items				Table 50
	As at October 31, 2025			
		Market risk measure		
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk				
Cash and due from banks	$ 37,024	$ –	$ 37,024	Interest rate
Interest-bearing deposits with banks	50,364	6	50,358	Interest rate
Securities				
Trading	219,067	188,249	30,818	Interest rate, credit spread
Investment, net of applicable allowance	342,721	–	342,721	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	251,147	58,536	Interest rate
Loans				
Retail	652,344	2	652,342	Interest rate
Wholesale	397,171	3,271	393,900	Interest rate
Allowance for loan losses	(7,093)	–	(7,093)	Interest rate
Other				
Derivatives	177,206	171,721	5,485	Interest rate, foreign exchange
Other assets	138,647	62,521	76,126	Interest rate
Assets not subject to market risk (3)	7,872			
Total assets	$ 2,325,006	$ 676,917	$ 1,640,217	
Liabilities subject to market risk				
Deposits	$ 1,515,616	$ 74,278	$ 1,441,338	Interest rate
Other				
Obligations related to securities sold short	49,891	49,428	463	
Obligations related to assets sold under repurchase agreements and securities loaned	289,516	252,956	36,560	Interest rate
Derivatives	183,953	180,047	3,906	Interest rate, foreign exchange
Other liabilities	108,398	49,489	58,909	Interest rate
Subordinated debentures	13,961	–	13,961	Interest rate
Liabilities not subject to market risk (4)	24,520			
Total liabilities	$ 2,185,855	$ 606,198	$ 1,555,137	
Total equity	139,151			
Total liabilities and equity	$ 2,325,006			

(1) Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2) Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3) Assets not subject to market risk primarily include insurance-related assets.
(4) Liabilities not subject to market risk primarily include insurance contract liabilities.

(Millions of Canadian dollars)	Balance sheet amount	Market risk measure		Non-traded risk primary risk sensitivity
		As at October 31, 2024		
		Traded risk (1)	Non-traded risk (2)	
Assets subject to market risk				
Cash and due from banks	$ 56,723	$ –	$ 56,723	Interest rate
Interest-bearing deposits with banks	66,020	3	66,017	Interest rate
Securities				
Trading	183,300	161,031	22,269	Interest rate, credit spread
Investment, net of applicable allowance	256,618	–	256,618	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	350,803	299,032	51,771	Interest rate
Loans				
Retail	626,978	–	626,978	Interest rate
Wholesale	360,439	3,152	357,287	Interest rate
Allowance for loan losses	(6,037)	–	(6,037)	Interest rate
Other				
Derivatives	150,612	147,017	3,595	Interest rate, foreign exchange
Other assets	115,133	47,936	67,197	Interest rate
Assets not subject to market risk (3)	10,993			
Total assets	$ 2,171,582	$ 658,171	$ 1,502,418	
Liabilities subject to market risk				
Deposits	$ 1,409,531	$ 63,706	$ 1,345,825	Interest rate
Other				
Obligations related to securities sold short	35,286	34,985	301	
Obligations related to assets sold under repurchase agreements and securities loaned	305,321	280,386	24,935	Interest rate
Derivatives	163,763	157,587	6,176	Interest rate, foreign exchange
Other liabilities	94,666	39,802	54,864	Interest rate
Subordinated debentures	13,546	–	13,546	Interest rate
Liabilities not subject to market risk (4)	22,277			
Total liabilities	$ 2,044,390	$ 576,466	$ 1,445,647	
Total equity	127,192			
Total liabilities and equity	$ 2,171,582			

(1) Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2) Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3) Assets not subject to market risk primarily include insurance-related assets.
(4) Liabilities not subject to market risk primarily include insurance contract liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Governance of liquidity risk

Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite.

Liquidity risk objectives, policies and risk appetite are reviewed regularly, and updated to reflect changes in industry practice and relevant regulatory guidance. Enterprise policies are supported by subsidiary, operational, desk and product-level policies and standards that specify risk control elements, such as parameters, methodologies, limits and authorities governing the measurement and management of liquidity. Management practices, parameters, models and methodologies are also subject to regular review, and are updated to reflect market conditions and business mix. Stress testing is employed to assess the robustness of the control framework and inform liquidity contingency plans.

Responsibilities for liquidity risk oversight and management

The Board, the Risk Committee of the Board, the Group Risk committee (GRC), the Asset Liability Committee (ALCO) and the Policy Review Committee (PRC) are accountable for the identification, assessment, control, monitoring and oversight of liquidity risk. The GRC, PRC and/or the ALCO review liquidity reporting and policies prior to review by the Board or its committees.

- The Board, the Risk Committee of the Board, the GRC and the ALCO regularly review information on our consolidated liquidity position;
- The PRC approves the Liquidity Risk Policy, which establishes minimum risk control elements in accordance with the Board-approved risk appetite and the LRMF, and the Pledging Policy, which outlines the requirements and authorities for the management of our pledging activities;
- The ALCO annually approves the Enterprise Liquidity Contingency Plan (ELCP) and provides strategic direction and oversight to Corporate Treasury, other functions, and business segments on the management of liquidity and funding.

In addition to our committee oversight framework, liquidity risk management activities are subject to the three lines of defence governance model. Corporate Treasury, the first line of defence for the management of liquidity risk, is subject to independent second line challenge and oversight by GRM. RBC Internal Audit is the third line of defence. The three lines of defence are independent of the business whose activities generate liquidity risks.

Liquidity risk mitigation strategies and techniques

Our liquidity management policies and practices are designed to ensure the soundness of our liquidity position. Our liquidity profile is structured to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. For this purpose, we employ the following liquidity risk mitigation strategies and techniques:

- Maintaining a sufficient buffer of cash, central bank reserves and unencumbered marketable securities, supported by a demonstrated capacity to monetize these securities during stress;
- Access to a broad range of funding sources, including a stable base of core client deposits and a diversified wholesale funding mix;
- Access to central bank funding facilities in Canada and the U.S., and select other jurisdictions in which we operate;
- Timely and granular risk measurement and reporting to control and monitor liquidity sources and uses, and inform liquidity risk management decisions;
- A comprehensive program for liquidity stress testing and crisis management;
- Governance of pledging activity through limits and designated liquid asset buffers to address potential increased pledging activity;
- Achieving an appropriate balance between the level of exposure allowed under our risk appetite and the cost of risk mitigation;
- Transparent liquidity transfer pricing and cost allocation mechanisms to align risk management with business strategies; and
- A three-lines-of-defence governance model providing effective oversight and challenge of liquidity risk strategies, metrics, assumptions and controls.

Our dedicated liquid asset portfolios are managed and controlled in accordance with internal policies and are subject to minimum asset quality and other relevant requirements (e.g., term to maturity, diversification and eligibility for central bank advances). These securities, along with other unencumbered liquid assets held for trading or other activities, contribute to our liquidity reserve, as reflected in the liquidity disclosures below.

Risk tolerance

Our liquidity risk appetite is reviewed at a minimum annually by ALCO, GRC and the Risk Committee of the Board before it is recommended for approval to the Board. Risk appetite, a key element of our enterprise risk management framework, is defined as the amount and type of risk that RBC is able and willing to take in pursuit of its business objectives.

Risk measurement and internal liquidity reporting

We maintain robust liquidity risk measurement capabilities to support timely and frequent reporting of information for the management of our liquidity position and oversight of risk. This reporting, which includes internal and regulatory metrics, is used to monitor adherence with our risk appetite and limits, and position relative to regulatory minimums. Regulatory metrics used to manage and control liquidity risk include OSFI's Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) and Net Cumulative Cash Flow (NCCF). The specificity with which we measure and manage liquidity allows us to make ongoing informed assessments of the demands and mobility of liquidity, considering currency requirements, access to foreign exchange markets and commitments, and expectations under local regulations.

Internal assessments of liquidity risk include application of scenario-specific assumptions against our assets and liabilities, and various off-balance sheet commitments and obligations to project cash flows over varying time horizons and degrees of stress. For example, certain government bonds could be quickly and easily converted to cash without significant loss of value. In contrast, lower-rated securities may not be deemed appropriate sources of liquidity in times of stress, or may incur higher potential monetization costs. While relationship-based deposits contractually can be withdrawn immediately, in practice, these balances can be relatively stable sources of funding depending on several factors, such as the nature of the client and their intended use. Assumptions and methodologies informing our assessment of liquidity risk are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and generally accepted industry practices.

To manage liquidity risk within our liquidity risk appetite, we set limits on various metrics over a range of time horizons, jurisdictions and currencies. We also consider various levels of stress conditions in our development of appropriate contingency, recovery and resolution plans. Our liquidity risk measurement and control activities cover multiple areas:

Structural (longer-term) liquidity risk
We use both internal and regulatory metrics to manage and control the structural alignment between long-term illiquid assets, the availability of core relationship deposits and longer-term funding. Conversely, we aim to align the use of shorter-term wholesale funding with assets of equivalent liquidity-generating potential.

Tactical (shorter-term) liquidity risk
To address potential immediate cash flow risks during periods of stress, we use short-term net cash flow limits to control risk at the unit, subsidiary and currency levels, as applicable. Net cash flow positions are determined by applying internally-derived risk assumptions and parameters to known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Additional product-level controls and limits are employed to manage concentration risk and perceived market capacity limitations for more sensitive liquidity sources and uses. We also control tactical liquidity by adhering to relevant regulatory standards, such as LCR.

Stress testing
Our comprehensive stress testing program informs internal assessments of the sufficiency of liquid assets and whether they are adequately pre-positioned and accessible to meet stressed liquidity needs. Our stress tests, which include elements of scenario and sensitivity analyses, measure our prospective exposure to systemic and RBC-specific events over periods of time. Different degrees of severity are considered for each type of crisis with some scenarios reflecting multiple downgrades to our credit ratings.

Contingency liquidity risk management and funding plans
Contingency liquidity risk planning assesses the impact of sudden stress on our liquidity risk position and identifies a range of potential mitigating actions and plans. Corporate Treasury maintains the Enterprise Liquidity Contingency Plan (ELCP) and regional liquidity contingency plans (LCPs) that identify potential sources of stress and guide our responses to liquidity crises. Potential sources of stress are calibrated based on relevant historical experience and resulting contingent funding needs, including those from draws on committed credit and liquidity lines, demands for increased collateral and deposit run-offs. The ELCP also identifies alternative liquidity sources and considerations for their use.

Additionally, under the leadership of Corporate Treasury, enterprise and regional Liquidity Crisis Teams (LCTs) each meet regularly to assess our liquidity status, review and approve the LCPs and during times of stress, provide linkages to the front line and other functions to support effective and coordinated crisis management and oversight. Enterprise and local LCTs include members from key business segments, GRM, Finance, Operations and Communications. The liquidity status assessment and monitoring process informs management, the Board and regulatory agencies of our assessment of internal and external events and their potential implications on liquidity risk.

Liquidity reserve and asset encumbrance
The following tables provide summaries of our liquidity reserve and asset encumbrance. To varying degrees, unencumbered assets represent a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. Encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or regional capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. Encumbered assets are not considered a source of liquidity.

Liquidity reserve

Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

Liquidity reserve					Table 51
	As at October 31, 2025				
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$ 87,388	$ –	$ 87,388	$ 3,195	$ 84,193
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	436,725	352,312	789,037	434,060	354,977
Other securities	179,279	156,840	336,119	207,703	128,416
Other liquid assets (2)	50,082	–	50,082	40,974	9,108
Total liquid assets	$ 753,474	$ 509,152	$1,262,626	$ 685,932	$ 576,694

	As at October 31, 2024				
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$ 122,743	$ –	$ 122,743	$ 3,269	$ 119,474
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	323,826	385,479	709,305	426,552	282,753
Other securities	165,875	126,205	292,080	163,635	128,445
Other liquid assets (2)	37,601	–	37,601	31,583	6,018
Total liquid assets	$ 650,045	$ 511,684	$ 1,161,729	$ 625,039	$ 536,690

	As at	
(Millions of Canadian dollars)	October 31 2025	October 31 2024
Royal Bank of Canada	$ 279,012	$ 243,915
Foreign branches	77,977	69,723
Subsidiaries	219,705	223,052
Total unencumbered liquid assets	$ 576,694	$ 536,690

(1) Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government's conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).

(2) Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.

2025 vs. 2024

Total unencumbered liquid assets increased $40 billion or 7% from last year, primarily due to an increase in securities reflecting growth in deposits and funding, partially offset by a decrease in cash and deposits with banks.

Asset encumbrance

The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at October 31, 2025, our unencumbered assets available as collateral comprised 24% of total assets (October 31, 2024 – 25%).

Asset encumbrance								Table 52
	As at October 31, 2025							
	Total Assets			Encumbered		Unencumbered		
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	
Cash and deposits with banks	$ 87,388	$ –	$ 87,388	$ –	$ 3,195	$ 84,193	$ –	
Securities (4)	575,466	573,672	1,149,138	670,404	33,437	441,458	3,839	
Loans, net of allowance for loan losses								
Mortgage securities	54,607	–	54,607	26,714	–	27,893	–	
Mortgage loans	438,012	–	438,012	64,928	–	41,010	332,074	
Other loans	549,803	–	549,803	5,244	–	26,496	518,063	
Derivatives	177,206	–	177,206	–	–	–	177,206	
Others (5)	146,519	–	146,519	40,974	–	9,108	96,437	
Total	$ 2,029,001	$ 573,672	$ 2,602,673	$ 808,264	$ 36,632	$ 630,158	$ 1,127,619	

	As at October 31, 2024						
	Total Assets			Encumbered		Unencumbered	
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$ 122,743	$ –	$ 122,743	$ –	$ 3,269	$ 119,474	$ –
Securities (4)	450,719	571,869	1,022,588	614,654	31,156	373,206	3,572
Loans, net of allowance for loan losses (6)							
Mortgage securities	57,450	–	57,450	27,927	–	29,523	–
Mortgage loans	419,522	–	419,522	71,307	–	40,851	307,364
Other loans	504,408	–	504,408	6,343	–	25,250	472,815
Derivatives	150,612	–	150,612	–	–	–	150,612
Others (5)	126,126	–	126,126	31,583	–	6,018	88,525
Total	$ 1,831,580	$ 571,869	$ 2,403,449	$ 751,814	$ 34,425	$ 594,322	$ 1,022,888

(1) Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2) Represents assets that are immediately available for use as collateral, including NHA MBS, our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3) Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4) Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions and margin lending. Includes $33 billion (October 31, 2024 – $31 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5) The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
(6) Effective the first quarter of 2025, mortgage securities, mortgage loans and other loans are presented net of allowance for loan losses. Comparative amounts have been revised from those previously presented to conform to this presentation.

2025 vs. 2024

Total unencumbered assets available as collateral increased $36 billion or 6% from last year, primarily due to an increase in securities reflecting growth in deposits and funding, partially offset by a decrease in cash and deposits with banks.

Funding

Funding strategy

Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.

Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.

We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.

We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Deposit and funding profile

As at October 31, 2025, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $1,009 billion or 54% of our total funding (October 31, 2024 – $977 billion or 55%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2025, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $127 billion (October 31, 2024 – $111 billion).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Long-term debt issuance

During 2025, we continued to experience favourable unsecured wholesale funding access and pricing. We issued, either directly or through our subsidiaries, unsecured long-term funding of $51 billion in various currencies and markets.

We use residential mortgage and credit card securitization programs as a source of funding and for liquidity and asset/ liability management purposes. Our total secured long-term funding includes outstanding MBS sold, covered bonds that are collateralized with residential mortgages and securities backed by credit card receivables.

For further details, refer to the Off-balance sheet arrangements section.

Long-term funding sources* (1)			Table 53
	As at		
(Millions of Canadian dollars)	October 31 **2025**		October 31 2024
Unsecured long-term funding	$ **169,621**	$	150,682
Secured long-term funding	**76,550**		83,353
Subordinated debentures	**13,941**		13,714
	$ **260,112**	$	247,749

* This table represents an integral part of our 2025 Annual Consolidated Financial Statements.
(1) Based on original term to maturity greater than 1 year.

The following table summarizes our registered programs and their authorized limits by geography.

Programs by geography		Table 54
Canada	**U.S.**	**Europe/Asia**
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion
		• Global Covered Bond Program – €75 billion

We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).

As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.



Long-term debt (1) – funding mix by currency of issuance

Euro 21%
U.S. dollar 45%
Other 10%
Canadian dollar 24%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year



Long-term debt (1) – funding mix by product

MBS/CMB (2) 6%
Covered bonds 21%
Cards securitization 2%
Subordinated debentures 5%
Unsecured funding 66%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

The following table shows the composition of our wholesale funding based on remaining term to maturity:

| Composition of wholesale funding (1) | | | | | | | | Table 55 |

As at October 31, 2025

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$ 3,255	$ 311	$ 243	$ 1,014	$ 4,823	$ –	$ –	$ 4,823
Certificates of deposit and commercial paper (3)	15,877	20,614	38,985	38,595	114,071	–	–	114,071
Asset-backed commercial paper (4)	4,989	5,324	8,027	1,680	20,020	–	–	20,020
Senior unsecured medium-term notes (5)	2,412	4,858	8,257	22,164	37,691	29,161	63,988	130,840
Senior unsecured structured notes (6)	5,050	1,841	2,581	2,986	12,458	3,243	13,430	29,131
Mortgage securitization	–	509	200	1,202	1,911	2,479	12,249	16,639
Covered bonds/asset-backed securities (7)	–	3,257	3,233	13,136	19,626	20,277	20,010	59,913
Subordinated liabilities	–	2,103	–	–	2,103	–	11,838	13,941
Other (8)	11	60	2,876	90	3,037	256	23,181	26,474
Total	**$ 31,594**	**$ 38,877**	**$ 64,402**	**$ 80,867**	**$ 215,740**	**$ 55,416**	**$ 144,696**	**$ 415,852**
Of which:								
– Secured	$ 4,989	$ 9,106	$ 14,264	$ 16,018	$ 44,377	$ 22,756	$ 36,883	$ 104,016
– Unsecured	26,605	29,771	50,138	64,849	171,363	32,660	107,813	311,836

As at October 31, 2024

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$ 7,248	$ 118	$ 120	$ 1,025	$ 8,511	$ –	$ –	$ 8,511
Certificates of deposit and commercial paper (3)	8,377	10,413	16,882	37,702	73,374	139	–	73,513
Asset-backed commercial paper (4)	4,140	3,951	7,167	2,286	17,544	–	–	17,544
Senior unsecured medium-term notes (5)	5,436	7,786	7,253	12,750	33,225	20,453	57,351	111,029
Senior unsecured structured notes (6), (9)	1,354	1,698	3,638	3,404	10,094	4,414	13,125	27,633
Mortgage securitization	41	509	1,296	946	2,792	2,143	11,949	16,884
Covered bonds/asset-backed securities (7)	–	2,243	1,514	7,451	11,208	19,017	36,245	66,470
Subordinated liabilities	–	–	–	–	–	2,088	11,626	13,714
Other (8), (10)	–	116	108	64	288	160	20,671	21,119
Total	**$ 26,596**	**$ 26,834**	**$ 37,978**	**$ 65,628**	**$ 157,036**	**$ 48,414**	**$ 150,967**	**$ 356,417**
Of which:								
– Secured (10)	$ 4,180	$ 6,788	$ 9,977	$ 10,683	$ 31,628	$ 21,160	$ 53,266	$ 106,054
– Unsecured (9), (10)	22,416	20,046	28,001	54,945	125,408	27,254	97,701	250,363

(1) Excludes repos.
(2) Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3) Includes bearer deposit notes (unsecured).
(4) Only includes consolidated liabilities, including our collateralized commercial paper program.
(5) Includes deposit notes and floating rate notes (unsecured).
(6) Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7) Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8) Includes tender option bonds (secured) of $4,581 million (October 31, 2024 – $5,157 million), other long-term structured deposits (unsecured) of $18,851 million (October 31, 2024 – $15,770 million), FHLB advances (secured) of $2,804 million (October 31, 2024 – $nil) and wholesale guaranteed interest certificates of $238 million (October 31, 2024 – $192 million).
(9) Effective the first quarter of 2025, we updated the scope of senior unsecured structured notes to better reflect the distribution channel used to issue these notes. Comparative amounts have been revised from those previously presented to conform to this presentation.
(10) Comparative amounts have been revised from those previously presented.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

The following table presents our major credit ratings:

Credit ratings (1)				Table 56
	As at December 2, 2025			
	Short-term debt	**Legacy senior long-term debt** (2)	**Senior long-term debt** (3)	**Outlook**
Moody's (4)	P-1	Aa1	A1	stable
Standard & Poor's (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA	AA-	stable
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1) Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2) Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3) Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4) On October 9, 2025, Moody's announced completion of a periodic review of our ratings. There were no changes to our ratings.
(5) On June 25, 2024, Standard & Poor's affirmed our ratings with a stable outlook.
(6) On June 3, 2025, Fitch Ratings affirmed our ratings with a stable outlook.
(7) On May 9, 2025, DBRS affirmed our ratings with a stable outlook.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades							Table 57
	As at						
	October 31 2025			October 31 2024			
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	
Contractual derivatives funding or margin requirements	$ 275	$ 137	$ 209	$ 232	$ 100	$ 199	
Other contractual funding or margin requirements (1)	41	55	188	41	63	16	

(1) Includes GICs issued by our municipal markets business out of New York.

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio common disclosure template (1)		Table 58

| | For the three months ended | |
| | October 31 2025 | |
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets		
Total high-quality liquid assets (HQLA)		$ 458,576
Cash outflows		
Retail deposits and deposits from small business customers, of which:	$ 414,423	$ 38,905
Stable deposits (3)	135,160	4,055
Less stable deposits	279,263	34,850
Unsecured wholesale funding, of which:	527,534	246,338
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	185,037	43,435
Non-operational deposits	317,728	178,134
Unsecured debt	24,769	24,769
Secured wholesale funding		51,152
Additional requirements, of which:	445,456	94,078
Outflows related to derivative exposures and other collateral requirements	89,493	24,955
Outflows related to loss of funding on debt products	12,465	12,465
Credit and liquidity facilities	343,498	56,658
Other contractual funding obligations (5)	22,841	22,841
Other contingent funding obligations (6)	918,796	15,617
Total cash outflows		$ 468,931
Cash inflows		
Secured lending (e.g., reverse repos)	$ 405,984	$ 72,484
Inflows from fully performing exposures	23,609	10,168
Other cash inflows	24,760	24,760
Total cash inflows		$ 107,412

	Total adjusted value
Total HQLA	$ 458,576
Total net cash outflows	361,519
Liquidity coverage ratio	**127%**

	July 31 2025
(Millions of Canadian dollars, except percentage amounts)	Total adjusted value
Total HQLA	$ 462,083
Total net cash outflows	358,716
Liquidity coverage ratio	**129%**

(1) The LCR is calculated in accordance with OSFI's LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended October 31, 2025 is calculated as an average of 63 daily positions.

(2) With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.

(3) As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4) Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5) Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.

(6) Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.

We maintain HQLA in major currencies with dependable market depth and breadth. Our liquidity management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 87% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q4 2025 vs. Q3 2025
The average LCR for the quarter ended October 31, 2025 was 127%, which translates into a surplus of approximately $97 billion, compared to 129% and a surplus of approximately $103 billion in the prior quarter. Average LCR decreased from the prior quarter, primarily due to loan growth and changes in securities mix. These factors were partially offset by growth in deposits and funding.

Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.

Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance sheet exposures.

OSFI requires Canadian D-SIBs to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI's LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Net Stable Funding Ratio common disclosure template [1]　　　　　　　　Table 59

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2025				
	Unweighted value by residual maturity [2]				
	No maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted value
Available Stable Funding (ASF) Item					
Capital:	$ 140,356	$　　　　–	$　　　　–	$　12,006	$　152,362
Regulatory Capital	140,356	–	–	12,006	152,362
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	350,015	127,044	57,491	68,303	550,273
Stable deposits [3]	106,148	54,260	28,305	29,640	208,918
Less stable deposits	243,867	72,784	29,186	38,663	341,355
Wholesale funding:	403,214	437,990	98,516	170,704	437,157
Operational deposits [4]	194,308	–	–	–	97,154
Other wholesale funding	208,906	437,990	98,516	170,704	340,003
Liabilities with matching interdependent assets [5]	–	1,644	2,191	21,993	–
Other liabilities:	61,160		306,298		22,909
NSFR derivative liabilities			58,238		
All other liabilities and equity not included in the above categories	61,160	224,884	532	22,644	22,909
Total ASF					$ 1,162,701
Required Stable Funding (RSF) Item					
Total NSFR high-quality liquid assets (HQLA)					$　46,235
Deposits held at other financial institutions for operational purposes	–	2,041	–	–	1,020
Performing loans and securities:	315,100	298,690	153,486	543,646	826,048
Performing loans to financial institutions secured by Level 1 HQLA	71	89,523	19,004	13	14,739
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	10,158	102,048	23,946	30,734	63,748
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	205,779	56,029	39,956	178,150	372,669
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	11,122	7,229
Performing residential mortgages, of which:	41,373	47,988	67,366	309,202	301,295
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	36,581	47,937	67,312	302,107	291,138
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	57,719	3,102	3,214	25,547	73,597
Assets with matching interdependent liabilities [5]	–	1,644	2,191	21,993	–
Other assets:	9,202		446,594		124,399
Physical traded commodities, including gold	9,108				7,742
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs			31,704		26,948
NSFR derivative assets			58,310		72
NSFR derivative liabilities before deduction of variation margin posted			105,160		5,258
All other assets not included in the above categories	94	176,044	216	75,160	84,379
Off-balance sheet items			1,008,453		38,292
Total RSF					$ 1,035,994
Net Stable Funding Ratio (%)					112%

(Millions of Canadian dollars, except percentage amounts)	As at July 31, 2025
	Weighted value
Total ASF	$ 1,135,007
Total RSF	997,710
Net Stable Funding Ratio (%)	114%

(1)　The NSFR is calculated in accordance with OSFI's Liquidity Adequacy Requirements (LAR) guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.

(2)　Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs, NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted, and Off-balance sheet items.

(3)　As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)　Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)　Interdependent assets and liabilities represent National Housing Act Mortgage-Backed Securities (NHA MBS) liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank's mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.

Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.

Q4 2025 vs. Q3 2025

The NSFR as at October 31, 2025 was 112%, which translates into a surplus of approximately $127 billion, compared to 114% and a surplus of approximately $137 billion in the prior quarter. NSFR decreased from the previous quarter, primarily due to higher required stable funding on securities and securities financing transactions and loan growth. These factors were partially offset by growth in deposits and funding.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the settlement of the amounts are expected to occur at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity reporting section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items									Table 60	
	As at October 31, 2025									
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets										
Cash and deposits with banks	$ 84,814	$ 17	$ –	$ –	$ 6	$ –	$ –	$ –	$ 2,551	$ 87,388
Securities										
Trading (1)	100,479	905	1,362	1,395	849	220	455	14,329	99,073	219,067
Investment, net of applicable allowance	4,740	8,258	17,570	12,021	20,806	82,377	85,610	109,883	1,456	342,721
Assets purchased under reverse repurchase agreements and securities borrowed (2)	138,208	57,226	45,999	20,873	22,499	51	–	–	24,827	309,683
Loans, net of applicable allowance	22,203	34,947	49,746	66,956	55,741	297,199	302,691	83,739	129,200	1,042,422
Other										
Derivatives	13,116	26,962	15,562	10,433	7,553	19,937	36,149	47,494	–	177,206
Other financial assets	52,621	5,568	2,636	769	766	452	148	4,582	5,327	72,869
Total financial assets	416,181	133,883	132,875	112,447	108,220	400,236	425,053	260,027	262,434	2,251,356
Other non-financial assets	4,137	2,055	2,568	364	1,436	2,661	4,479	6,413	49,537	73,650
Total assets	$ 420,318	$ 135,938	$ 135,443	$ 112,811	$ 109,656	$ 402,897	$ 429,532	$ 266,440	$ 311,971	$ 2,325,006
Liabilities and equity										
Deposits (3)										
Unsecured borrowing	$ 106,190	$ 80,883	$ 105,974	$ 83,764	$ 71,428	$ 61,413	$ 91,338	$ 54,701	$ 750,271	$ 1,405,962
Secured borrowing	5,217	7,526	9,546	2,938	2,949	6,814	12,108	9,099	–	56,197
Covered bonds	–	3,259	3,214	5,088	6,416	19,323	11,929	4,228	–	53,457
Other										
Obligations related to securities sold short	43,223	1,234	834	2,593	1,357	650	–	–	–	49,891
Obligations related to assets sold under repurchase agreements and securities loaned (2)	166,329	71,225	16,610	6,446	4,214	1,672	–	–	23,020	289,516
Derivatives	13,292	28,955	17,532	11,248	8,664	20,821	36,809	46,632	–	183,953
Other financial liabilities	46,292	3,296	5,329	1,406	1,449	929	2,105	21,337	2,418	84,561
Subordinated debentures	–	2,091	–	–	–	–	–	11,870	–	13,961
Total financial liabilities	380,543	198,469	159,039	113,483	96,477	111,622	154,289	147,867	775,709	2,137,498
Other non-financial liabilities	1,426	6,513	435	239	223	2,261	1,860	23,506	11,894	48,357
Equity	–	–	–	–	–	–	–	–	139,151	139,151
Total liabilities and equity	$ 381,969	$ 204,982	$ 159,474	$ 113,722	$ 96,700	$ 113,883	$ 156,149	$ 171,373	$ 926,754	$ 2,325,006
Off-balance sheet items										
Financial guarantees	$ 1,125	$ 2,829	$ 4,578	$ 4,545	$ 4,543	$ 2,562	$ 6,055	$ 2,662	$ 29	$ 28,928
Commitments to extend credit	5,744	10,299	17,664	18,365	22,554	70,723	239,678	30,846	4,050	419,923
Other credit-related commitments	82,651	1,751	2,287	3,360	2,673	880	715	125	86,828	181,270
Other commitments	6	10	17	17	18	63	162	213	687	1,193
Total off-balance sheet items	$ 89,526	$ 14,889	$ 24,546	$ 26,287	$ 29,788	$ 74,228	$ 246,610	$ 33,846	$ 91,594	$ 631,314

(1) With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2) Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.

(3) A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

		As at October 31, 2024								
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets										
Cash and deposits with banks	$ 120,584	$ 6	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,153	$ 122,743
Securities										
Trading (1)	80,203	148	380	22	34	229	707	11,903	89,674	183,300
Investment, net of applicable allowance	5,974	7,588	6,782	12,445	9,746	51,674	67,730	93,451	1,228	256,618
Assets purchased under reverse repurchase agreements and securities borrowed (2)	170,052	65,837	57,921	15,720	20,727	181	–	–	20,365	350,803
Loans, net of applicable allowance (3)	24,706	32,131	45,916	52,362	50,303	287,726	288,213	79,641	120,382	981,380
Other										
Derivatives	13,657	19,365	9,293	6,548	5,797	17,376	31,389	47,187	–	150,612
Other financial assets	42,601	4,575	2,168	423	671	175	743	1,829	4,229	57,414
Total financial assets	457,777	129,650	122,460	87,520	87,278	357,361	388,782	234,011	238,031	2,102,870
Other non-financial assets	11,393	2,158	1,450	259	233	1,941	3,122	9,501	38,655	68,712
Total assets	$ 469,170	$ 131,808	$ 123,910	$ 87,779	$ 87,511	$ 359,302	$ 391,904	$ 243,512	$ 276,686	$ 2,171,582
Liabilities and equity										
Deposits (4)										
Unsecured borrowing	$ 122,083	$ 72,933	$ 83,574	$ 84,252	$ 77,207	$ 55,196	$ 85,458	$ 44,264	$ 668,975	$ 1,293,942
Secured borrowing	4,437	6,000	9,513	3,939	1,956	7,447	14,969	9,050	–	57,311
Covered bonds	–	2,245	1,498	4,019	2,230	17,134	27,207	3,945	–	58,278
Other										
Obligations related to securities sold short	35,286	–	–	–	–	–	–	–	–	35,286
Obligations related to assets sold under repurchase agreements and securities loaned (2)	221,377	38,828	14,726	7,586	2	466	–	–	22,336	305,321
Derivatives	13,153	23,372	12,176	11,160	8,025	18,305	32,865	44,707	–	163,763
Other financial liabilities	40,944	3,334	2,917	2,060	2,024	1,073	2,404	16,788	1,293	72,837
Subordinated debentures	–	–	–	–	–	2,025	–	11,521	–	13,546
Total financial liabilities	437,280	146,712	124,404	113,016	91,444	101,646	162,903	130,275	692,604	2,000,284
Other non-financial liabilities	1,501	5,769	452	231	198	1,664	1,821	21,425	11,045	44,106
Equity	–	–	–	–	–	–	–	–	127,192	127,192
Total liabilities and equity	$ 438,781	$ 152,481	$ 124,856	$ 113,247	$ 91,642	$ 103,310	$ 164,724	$ 151,700	$ 830,841	$ 2,171,582
Off-balance sheet items										
Financial guarantees	$ 917	$ 2,929	$ 4,485	$ 3,818	$ 4,368	$ 1,563	$ 7,140	$ 1,977	$ 25	$ 27,222
Commitments to extend credit	7,317	9,060	15,891	17,305	20,109	63,200	217,555	25,580	2,950	378,967
Other credit-related commitments	51,645	1,600	2,360	2,927	2,534	460	1,299	113	81,379	144,317
Other commitments	7	12	19	20	19	70	179	260	926	1,512
Total off-balance sheet items	$ 59,886	$ 13,601	$ 22,755	$ 24,070	$ 27,030	$ 65,293	$ 226,173	$ 27,930	$ 85,280	$ 552,018

(1) With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2) Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.

(3) Comparative amounts have been revised from those previously presented.

(4) A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis

The following tables provide remaining contractual maturity analysis of our financial liabilities and off-balance sheet items. Disclosed amounts are the contractual undiscounted amounts due at payment dates of all financial liabilities (e.g., par value or amount payable upon maturity). The amounts do not reconcile directly with those in our consolidated balance sheets as the table incorporates only undiscounted amounts due at payment dates and do not recognize premiums, discounts, expectations of early redemptions or mark-to-market adjustments recognized in the instruments' carrying values as at the balance sheet date. Financial liabilities are based upon the earliest period in which they are required to be paid. For off-balance sheet items, the undiscounted amounts potentially payable under financial guarantees and commitments to extend credit are classified based on the earliest date they can be called.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis*　　　**Table 61**

	As at October 31, 2025					
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities						
Deposits (1)	$ 673,197	$ 572,391	$ 87,107	$ 114,183	$ 72,916	$ 1,519,794
Other						
Obligations related to securities sold short	–	49,241	650	–	–	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	23,020	264,838	1,672	–	–	289,530
Other liabilities	1,842	57,701	1,010	2,503	21,082	84,138
Lease liabilities	–	694	799	1,947	1,877	5,317
Subordinated debentures	–	2,091	–	–	11,880	13,971
	698,059	946,956	91,238	118,633	107,755	1,962,641
Off-balance sheet items						
Financial guarantees (2)	$ 26,806	$ 1,772	$ 240	$ 110	$ –	$ 28,928
Other commitments (3)	–	68	63	162	213	506
Commitments to extend credit (2)	4,206	134,908	61,746	207,249	11,814	419,923
	31,012	136,748	62,049	207,521	12,027	449,357
Total financial liabilities and off-balance sheet items	$ 729,071	$ 1,083,704	$ 153,287	$ 326,154	$ 119,782	$ 2,411,998

	As at October 31, 2024					
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities						
Deposits (1)	$ 585,524	$ 560,583	$ 79,909	$ 127,421	$ 58,193	$ 1,411,630
Other						
Obligations related to securities sold short	–	35,326	–	–	–	35,326
Obligations related to assets sold under repurchase agreements and securities loaned	22,336	282,478	466	–	–	305,280
Other liabilities	563	51,216	382	742	15,011	67,914
Lease liabilities	–	709	631	1,566	1,767	4,673
Subordinated debentures	–	–	2,026	–	11,530	13,556
	608,423	930,312	83,414	129,729	86,501	1,838,379
Off-balance sheet items						
Financial guarantees (2)	$ 25,553	$ 1,485	$ 10	$ 174	$ –	$ 27,222
Other commitments (3)	–	77	70	179	260	586
Commitments to extend credit (2)	3,081	121,652	54,443	190,073	9,718	378,967
	28,634	123,214	54,523	190,426	9,978	406,775
Total financial liabilities and off-balance sheet items	$ 637,057	$ 1,053,526	$ 137,937	$ 320,155	$ 96,479	$ 2,245,154

*　This table represents an integral part of our 2025 Annual Consolidated Financial Statements.

(1)　A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile.

(2)　We believe that it is highly unlikely that all or substantially all of these guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled. The management of the liquidity risk associated with potential extensions of funds is outlined in the preceding Risk measurement and internal liquidity reporting section.

(3)　Includes commitments related to short-term and low-dollar value leases, leases not yet commenced, and lease payments related to non-recoverable tax.

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit and/or premium payments under insurance and reinsurance contracts are different than expected. Insurance risk is distinct from those risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to, or accompany, the risk transfer. Our main insurance sub-risks are: morbidity, mortality, longevity, policyholder behaviour (lapse) and travel risk. In addition, we are subject to expense risk, which is the exposure to the variability in future expenses that are expected to be incurred in servicing insurance contracts.

Our Insurance Risk Management Framework provides an overview of our processes and tools for identifying, assessing, managing, mitigating and reporting on the insurance risks that face the organization. These are also supported by our robust three lines of defence governance structure, which is consistent with our ERMF.

Operational risk

Operational risk is the risk of loss or harm resulting from people, inadequate or failed internal processes, controls and systems or from external events. Operational risk is inherent in all our activities and third-party activities and failure to manage operational risk can result in direct or indirect financial loss, reputational impact or regulatory scrutiny and proceedings in the various jurisdictions where we operate.

Our management of operational risk follows the three lines of defence governance model, encompassing the organizational roles and responsibilities for a coordinated enterprise-wide approach. For further details on the structure and organization of our operational risk management and control function, refer to the Risk management – Enterprise risk management section.

Operational risk framework
We have an Enterprise Operational Risk Framework which sets out the processes to identify, assess, monitor, measure, report and communicate on operational risk. The processes are established through the following:
•	Risk identification and assessment tools, including the collection and analysis of risk event data, help risk owners understand and proactively manage operational risk exposures. Risk assessments are intended to ensure alignment between risk exposures and efforts to manage them. Management uses outputs of these tools to make informed risk decisions.
•	Risk monitoring tools alert management to changes in the operational risk profile. When paired with escalation and monitoring triggers, risk monitoring tools can identify risk trends, warn management of risk levels that approach or exceed defined limits, as well as prompt actions and mitigation plans to be undertaken.
•	Risk capital measurement is designed to provide credible estimation of potential risk exposure, including surfacing risk vulnerabilities, and informs strategic and capital planning decisions, which are ultimately intended to ensure that the bank is sufficiently resilient to withstand operational risk losses both in normal times and under stress situations.
•	Risk reporting and communication processes seek to ensure that relevant operational risk information is made available to management in a timely manner to support risk-informed business decisions.

Conclusions from our operational risk programs enable learning based on what has occurred, insights into whether it could happen elsewhere in the organization, and what controls we need to amend or implement. These conclusions support the articulation of our operational risk appetite and are used to inform the overall level of operational risk exposure which thereby defines our operational risk profile. This profile includes significant operational risk exposures, potential new and emerging exposures and trends, and overall conclusions on the control environment and risk outlook.

We consider the potential risks and rewards of our decisions to strike a balance between accepting potential losses versus incurring costs of mitigation, the expression of which is in the form of our operational risk appetite. Our operational risk appetite is established at the Board level and cascaded throughout each of our business segments. We proactively identify and investigate corporate insurance opportunities to mitigate and reduce potential future impacts of operational risk.

Management reports have been implemented at various levels to support proactive management of operational risk and transparency of risk exposures. These reports are provided to senior management on a regular basis and provide detail on the main drivers of the risk status and trend for each of our business segments and the bank overall. In addition, changes to the operational risk profile that are not aligned to our business strategy or operational risk appetite are identified and discussed at the Operational Risk Committee (comprised of executives across the business and risk management) and presented to the Group Risk Committee (GRC) and the Risk Committee of the Board.

Our operations expose us to many different operational risks, which may adversely affect our businesses and financial results. The following list is not exhaustive, as other factors could also adversely affect our results.

Operational risk	Management strategy
Information technology and cybersecurity risk 	Information technology risk is the risk associated with the use, ownership, operation and adoption of information systems that can result in business interruptions, client service disruptions and loss of confidential information causing financial loss, reputational damage and regulatory fines and penalties. We maintain a risk driven program to address the risks following our operational risk framework supported by a global team of technology risk management experts. Cybersecurity risk is the risk to the business associated with cyberattacks initiated to disrupt or disable our operations or to expose or damage data. We have a dedicated team of technology and cybersecurity professionals that manage a comprehensive program that seeks to protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. We continue to strengthen our cyber-control framework and to improve our resilience and cybersecurity capabilities including through 24-hour monitoring, cyber intelligence analysis of internal and external threats and alerting of potentially suspicious security events and incidents. Throughout the year, we continued to invest in our cybersecurity program. In addition, scenario-based testing, assessments and simulations were conducted to test our resiliency strategy.
Information management and privacy risk 	Information management risk is the risk of failing to manage information appropriately through its lifecycle due to inadequate processes, controls and technology resulting in legal and regulatory consequences, reputational damage and/or financial loss. We continue to invest in the Enterprise Chief Data Office (CDO) and functional and regional data management and data governance units to promote awareness of and effectively manage information management risk. Managing information management risk is fundamental to become a data-driven organization that uses data effectively and efficiently to improve client experience and decision-making. Privacy risk is defined as the risk of improper creation or collection, use, disclosure, retention or destruction of PI, including the failure to safeguard PI against unauthorized access. PI is information entrusted to RBC that identifies an individual or can be reasonably used to identity an individual. PI can relate to current, former and prospective clients, employees and contractors. The collection, use and sharing of data, as well as the management and governance of data, are increasingly important as we continue to invest in digital solutions and innovation, as well as expanding our business activities, which is also reflected through regulatory developments relating to data privacy. GRM partners with cross-functional teams to develop and implement enterprise-wide standards and practices that describe how data is obtained, used, protected, managed and governed.
Financial crimes risk 	Financial crimes risk is the risk that our products, services and delivery channels are misused to facilitate the laundering of proceeds of crime, financing of terrorist activity, bribery, corruption and other activities that may violate applicable economic sanctions. We maintain an enterprise-wide program designed to deter, detect and report suspected money laundering and terrorist financing or suspicious activities across our organization, while seeking to ensure compliance with the laws and regulations of the various jurisdictions in which we operate. Our Enterprise Financial Crimes program is dedicated to the continuous development and maintenance of robust policies, guidelines, training, risk-assessment tools and models to enable our employees to manage evolving money laundering and terrorist financing risks, economic sanctions and regulatory expectations. The Enterprise Financial Crimes program is regularly evaluated in an effort to ensure it remains current and aligned with industry standards, best practices and all applicable laws, regulations and guidance. Risks of non-compliance can include enforcement actions (which may involve substantial fines or limitations on our business activities), criminal prosecutions and reputational damage.
Third-party risk 	Third-party risk is a risk that arises if and when there is a failure to effectively manage third parties which may expose us to service disruptions, regulatory action, financial loss, litigation or reputational damage. We have a risk-based, enterprise-wide program designed to provide oversight for third-party relationships, ensure compliance with global regulatory expectations and enable effective responses to events that can cause service disruptions, financial loss or various other risks that could impact us. Our approach to third-party risk mitigation is outlined in policies and standards that establish the requirements for identifying and managing risks throughout the engagement with a third-party (including risks resultant from supplier concentration and through fourth parties across the supply chain). Third-party providers critical to our operations are actively monitored for their ability to deliver services to us, including impacts resultant from suppliers of our third-party providers (i.e., fourth parties).
Business continuity risk 	Business continuity risk is the risk of being unable to maintain, continue or restore essential business operations during and/or after an event that prevents us from conducting business in the normal course. Exposure to disruptive operational events interrupts the continuity of our business operations and could negatively impact our financial results, reputation, client outcomes and/or result in harm to our employees. These operational events could result from the impact of severe weather, outbreak of a pandemic or other health crisis, failed processes, technology failures or cyber threats. Our risk-based enterprise-wide business continuity management program considers multiple scenarios to address the consequences of a disruption and its effects on the availability of our people, processes, facilities, technology and third-party arrangements. Our approach to, and requirements for, business continuity management are outlined in policies and standards embedded across the organization and the related risks are regularly measured, monitored, reported and integrated into our operational risk management and control framework.

Operational risk	Management strategy
Fraud risk	Fraud risk is the risk of intentional unauthorized activities designed to obtain benefits from RBC or assets under our care, or from using RBC products. Fraud may be perpetrated by external parties (external fraud) or by individuals inside the organization (internal fraud). It typically results in financial loss, reputational damage or other harm to victims and involves intent to deceive for improper or illegal gain. Examples include theft of cash or assets and unauthorized transactions. To manage fraud risk effectively, we employ a comprehensive, multi-layered approach that includes prevention, detection and response strategies. This approach is supported by policies and procedures that clearly outline the responsibilities and expectations for all employees. Additionally, we implement robust technical controls, such as advanced fraud detection software, and internal business controls, including regular audits and compliance checks. These measures are designed to work together to provide a strong defense against fraud, to protect both the organization and our clients.



Model risk

Models are applications of theoretical, empirical, judgmental assumptions and/or statistical techniques, including AI and machine learning methods, which process input data to generate results and present a useful and meaningful output to inform business units and control functions across RBC. Models support valuation of financial products and positions; identification, measurement and management of risk; stress testing and capital adequacy; business decision-making; financial and regulatory reporting; operational efficiencies; and public disclosure. Model risk is the risk of adverse financial, operational or reputational consequences arising from the misspecification or misuse of models at any stage throughout a model's lifecycle.

Model risk governance and oversight

The model risk governance and oversight structure spans all stages of the model's life cycle, and is founded on principles of shared responsibility across the three lines of defence. The Enterprise Model Risk Policy sets out the requirements for managing model risk across RBC, and compliance with the policy is monitored and reported on regularly to senior management and periodically to the Risk Committee of the Board.

The model risk management lifecycle

Model risk is managed across all key stages of a model's life cycle, with emphasis on: (i) maintaining a complete inventory of models used across RBC; (ii) developing and comprehensively documenting all models; (iii) independently challenging the efficacy of models through validation; (iv) model implementation, use and ongoing performance monitoring; and (v) periodic re-validation of models to confirm they remain fit for purpose.

Model validation is a critical stage of a model's life cycle, in which models are independently and comprehensively evaluated for intended uses. This lifecycle activity is carried out by our enterprise model risk management function, a team of modelling professionals organizationally independent from the model owners, developers and users. The independent validation of a model seeks to ensure conceptual soundness and fitness for use, and to highlight model limitations and uncertainties, which should reduce the risks associated with model use.

Following approval, models are subject to ongoing performance monitoring and periodic re-validation. As needed, models are retired or replaced with more suitable models, which are also subject to the model risk management lifecycle.

Culture and conduct risk

Our culture is defined by our Purpose, vision, values and risk management principles with behaviours upheld through our Code of Conduct. Our values set the foundation of our culture and are rooted in our respect for and our commitments to our clients, communities and other stakeholders, and each other. Culture risk refers to the misalignment between our stated desired culture and our actual culture as exemplified through leader actions, employee behaviours or organizational systems that may prevent us from achieving our objectives.

Conduct is the manifestation of culture through the behaviours, judgment, decisions, actions and inactions of the organization, our employees and third-party service providers operating on our behalf. Conduct risk is the risk that outcomes are not in keeping with our responsibilities to our stakeholders, including clients, employees, financial markets and regulators, suppliers, communities, our reputation and shareholders. This risk is managed through embedding conduct considerations into business decision-making processes, enhancing existing business practices and control processes, and monitoring to avoid and address poor outcomes for stakeholders. The desired outcomes from effective culture and conduct practices align with our Purpose and values and support our risk appetite statements.

Risk culture is a subset of our overall culture that influences how, individually and collectively, we take and manage risks. Our risk culture helps us identify and understand risks, openly discuss risks and act on the organization's current and perceived future risks. Our risk culture practices are grounded in our risk management and human resource practices and protocols. When combined with the elements of effective leadership and values, these practices provide a base from which the resulting risk culture and conduct outcomes can be assessed and monitored, and practices can be sustained and/or further enhanced.

Our Board-approved Enterprise Culture and Conduct Risks Framework provides organizational direction and describes our approach to related topics applicable to all risk categories such as fair outcomes for clients and other stakeholders, and our culture, including accountability and risk culture, conduct risk, sales conduct, client practices and misconduct.

On a regular basis, management communicates behavioural expectations to our employees with an emphasis on culture, conduct and values. Our leadership model also supports and encourages effective challenge between the businesses and control functions. These behavioural expectations are supported by tools and resources which are designed to help employees live our values, report misconduct and raise concerns, including those that might have ethical implications. We are committed to fostering an environment where employees feel safe to speak up without retaliation. Employees have the ability to report matters through a global anonymous Conduct Hotline. In addition, our Code of Conduct outlines an employee's responsibility to be truthful, respect others and comply with laws, regulations and our policies. Anyone who breaches or fails to report an actual or possible breach of the Code of Conduct is subject to corrective or disciplinary action. This can range from reprimands and impacts on performance ratings and compensation, to termination of employment relationships with the organization. As well, Internal Audit conducts select behavioural science reviews to better understand and enhance employee attitudes and behaviours as they relate to risk management.



Outcomes for Stakeholders:
Clients
Employees
Financial Markets
Regulators
Our Reputation
Shareholders
Sets expected
Drives actual
Organizational Direction
articulated through:
Purpose
Values
Code of Conduct
Risk Appetite
Risk Management Principles
Shapes
Factors Influential to Managing Culture and Conduct Risks
Accountability
Tone from Above
Speaking Up
Incentives
Risk Culture
(Awareness)
Influences
Individual & Collective Conduct
Exhibited through:
Behaviours
Judgment
Decisions
Actions
Apply lessons learned

Operational risk capital

Requirements for operational risk capital are determined in accordance with OSFI's CAR guidelines using the Basel III Standardized Approach (SA) for operational risk. The SA methodology is a formula-based calculation where a Business Indicator Component (BIC) is multiplied by an Internal Loss Multiplier (ILM) to determine operational risk capital. The BIC is a financial statement-based proxy for operational risk that reflects a three-year average of specified components of net income multiplied by a set of supervisory provided coefficients. The ILM is a scaling factor that is based on our 10-year historical operational loss average relative to the BIC. Operational risk losses are recorded in our operational risk management system, and robust processes exist to support high quality internal loss data. For further details on operational risk capital, refer to the Capital management section.

Operational risk loss events

As at October 31, 2025, our operational risk losses remain within our risk appetite. For further details on our contingencies, including litigation, refer to Notes 23 and 24 of our 2025 Annual Consolidated Financial Statements.

Compliance risk

Compliance risk is the risk of potential non-conformance with laws, rules, regulations and prescribed practices in any jurisdiction in which we operate. Issues regarding compliance with laws and regulations can arise in a number of areas in large complex financial institutions, such as RBC, and are often the result of inadequate or failed internal processes, controls, people or systems. We currently are, and may be at any given time, subject to legal and regulatory proceedings and subject to governmental and regulatory examinations, investigations and other inquiries.

Laws and regulations are in place to protect the financial and other interests of our clients, shareholders and the public. As a large-scale global financial institution, we are subject to numerous laws and extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Canada, the U.S., the U.K., Europe and other jurisdictions in which we operate. Such regulation continues to become increasingly extensive and complex. In addition, regulatory scrutiny and expectations in Canada, the U.S., the U.K., Europe and other jurisdictions for large financial institutions with respect to, among other things, governance, risk management practices and controls, and conduct, as well as the enforcement of regulatory compliance matters, has intensified. Failure to comply with these regulatory requirements and expectations or to resolve any identified deficiencies could result in increased regulatory oversight and restrictions. Resolution of such matters can also result in the payment of substantial penalties, agreements with respect to future operation of our business, actions with respect to relevant personnel, admission of wrongdoing, and guilty pleas with respect to criminal charges, which in turn may result in us being prohibited from conducting certain types of business absent regulatory relief, receipt of which cannot be assured.

Regulatory compliance risk includes the regulatory risks associated with financial crimes (which include, but are not limited to, money laundering, terrorist financing, bribery, corruption and violations of economic sanctions), privacy, market conduct, consumer protection and business conduct, as well as prudential and other generally applicable non-financial requirements. Specific compliance policies, procedures and supporting frameworks have been developed to seek to manage regulatory compliance risk.

Our Regulatory Compliance Management Framework outlines how we manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws, regulations and expectations in the jurisdictions in which we operate.

Operating in a complex regulatory environment and intense regulatory enforcement environment, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, criminal charges, regulatory scrutiny, examinations and proceedings, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions, and we anticipate that our ongoing business activities will give rise to such matters in the future. The global scope of our operations also means that a single issue may give rise to overlapping regulatory investigations, regulatory proceedings, or civil litigation claims and/or criminal prosecutions in different jurisdictions. RBC can be subject to such proceedings due to alleged violations of law or, if determined by regulators, allegedly inadequate policies, procedures, controls or remediation of deficiencies. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate, increasing our costs of compliance, or limiting our activities and ability to execute our strategic plans. In addition, the severity of the remedies sought in legal and regulatory proceedings to which RBC is subject have increased. Further, there is no assurance that we always will be, or be deemed to be, in compliance with laws, regulations or regulatory policies or expectations. Accordingly, it is possible that we could receive a judicial or regulatory enforcement judgment or decision that results in significant fines, damages, penalties, and other costs or injunctions, criminal convictions, or loss of licenses or registrations that would damage our reputation and negatively impact our earnings and ability to conduct some of our businesses. We may also be subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a significant adverse effect on our results or could give rise to significant related reputational damage, which in turn could impact our future business prospects.

Reputation risk

Reputation risk is the risk of an adverse impact on stakeholders' perception of RBC due to i) perceived or actual misalignment between stakeholder perceptions of RBC and the actions or inactions of the bank, its employees or individuals or groups affiliated with RBC, ii) negative or shifting public sentiment on existing, evolving or emerging industry or global issues, or iii) negative outcomes relating to any risk inherent to the financial services industry, including ineffective management of these risks, or situations beyond our control such as external events or systemic risks. A strong and trustworthy reputation will generally strengthen our market position, reduce our cost of capital, increase shareholder value, attract and retain top talent and help us weather a crisis. Conversely, damage to our reputation can result in reduced share price and market capitalization, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, or regulatory fines and penalties. The sources of reputation risk are widespread. Reputation risk is a transverse risk which can manifest as an outcome of other risk types including but not limited to credit, regulatory, legal, operational and E&S risks. We can also experience reputation risk from a failure to maintain an effective control environment, exhibit good conduct and maintain appropriate cultural practices.

Managing our reputation risk is an integral part of our organizational culture and our overall enterprise risk management approach, as well as a priority for employees and our Board. Our Board-approved Enterprise Reputation Risk Management Framework provides an overview of our approach to identify, assess, manage, monitor and report on reputation risk. This framework outlines governance authorities, roles and responsibilities, and controls and mechanisms to manage our reputation risk, including our culture of integrity, compliance with our Code of Conduct and operating within our risk appetite.

Our governance of reputation risk aims to be holistic and provides an integrated view of potential reputation issues across the organization. This governance structure is designed to support the understanding of ownership and accountability for reputation risk across the enterprise, both proactive and reactive reputation risk decisions are escalated to senior management for review and evaluation, and reporting on reputation risk is comprehensive and integrated.

Strategic risk

Strategic risk is the risk to earnings, capital or liquidity arising from adverse business decisions, improper implementation of strategic initiatives or inadequate responses to changes in the external operating environment by the bank or a particular business unit. To safeguard against unacceptable losses or unintended outcomes, we integrate risk management practices into our strategic, financial and capital planning processes. This integration facilitates informed dialogue during strategic decision making and serves as a foundational element of our planning cycle.

Accountability for the selection and execution of business strategies resides with the heads of each business segment. The governance of strategic risk is the responsibility of these leaders and their operating committees, in conjunction with the Enterprise Strategy & Transformation group, the GE and the Board. The Enterprise Strategy & Transformation group supports the management of strategic risk through the strategic planning process, articulated within our Enterprise Strategic Planning Policy. This is designed to ensure alignment across strategic, financial, capital and risk planning domains.

Our annual business portfolio review and project approval request processes serve as key mechanisms for identifying and mitigating strategic risk. These processes aim to ensure that proposed initiatives, lines of business and overarching enterprise strategies remain consistent with our defined risk appetite and posture. GRM oversees strategic risk by conducting independent oversight and review and challenge of these processes, establishing enterprise risk frameworks, and independently monitoring and reporting risk levels relative to risk appetite measures, consistent with the three lines of defence governance model.

For details on the key strategic priorities for our business segments, refer to the Business segment results section.

Overview of other risks

In addition to the risks described in the risk sections, there are other risk factors, described below, which may affect our businesses and financial results. The following discussion is not exhaustive as other factors could also adversely affect our results.

Legal and regulatory environment risk

Legal and regulatory environment risk is the risk that new or modified laws and regulations, and the interpretation or application of laws and regulations, will negatively impact the way in which we operate, both in Canada and in the other jurisdictions in which we conduct business. The full impact of some of these changes on our business will not be known until final rules are implemented and market practices have developed in response. We continue to respond to these and other developments and are working to minimize any potential adverse business or economic impact. The following provides a high-level summary of some of the key regulatory changes that have potential to increase or decrease our costs, impact our profitability and increase the complexity of our operations.

Global uncertainty

In October 2025, the International Monetary Fund (IMF) projected global growth of 3.2% for 2025, up 0.2% from its July forecast, reflecting an improvement due to easing of trade tensions, which were tempered as a result of trade deals and resets. The IMF projected global growth for calendar 2026 to be 3.1%. The overall global economic outlook remains fragile and tilted to the downside, driven by:
- Failure to reach trade agreements and reliance on ad-hoc bilateral deals, which could lead to a shift away from global economic integration, negatively impact productivity and further hurt growth prospects, especially for emerging markets and developing economies;
- Substantive projected fiscal deficits across major economies, which could lead to upward pressure on long-term interest rates, financial market instability and/or deceleration in growth, along with their associated impact on consumer and business confidence;
- Diverging monetary policies in response to inflationary pressures, which could drive asset repricing, impact foreign exchange rates and capital flows and heighten financial market volatility;
- Shifting global policy priorities, including ongoing uncertainty around U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and heighten economic, market and other risks, and intensifying political pressures on policy institutions and policymaking, which could weaken policy credibility, reduce investor confidence and heighten macroeconomic vulnerabilities;
- Elevated asset valuations, including in technology and AI-linked sectors which could drive abrupt market corrections, dampen investment, tighten financial conditions and weaken business and consumer confidence;
- An aging demographic in advanced economies, as well as changing immigration policies, which could have an associated long-term impact on labour supply, economic productivity and government fiscal capacity;
- Ongoing conflicts including those between Russia and Ukraine, in the Middle East and Asia, and rising tensions between China and Taiwan, together with increased polarization and social unrest; and
- Extreme weather-related events.

Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.

Sustainability-related legal and regulatory activity

Applicable sustainability-related laws, regulations, policies, frameworks, methodologies and guidance continue to evolve in inconsistent ways across the regions in which we operate. As such, new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to different and potentially conflicting policies and requirements in the various jurisdictions in which we operate. We continue to monitor the development of applicable laws, regulations, policies, frameworks, methodologies and guidance in this area, including but not limited to the evolution of sustainability disclosure requirements and climate risk management requirements for financial institutions.

In Canada, OSFI's Guideline B-15 *Climate Risk Management,* issued in March 2023, sets expectations for managing and disclosing climate-related risks. Subsequent updates in 2024 and 2025 aligned disclosure expectations with IFRS S2 *Climate-related Disclosures* issued by the International Sustainability Standards Board (ISSB) and extended certain implementation timelines to fiscal 2028 and 2029. We expect to meet upcoming disclosure phases and continue to monitor further developments.

In the U.S., scrutiny of financial institutions relating to environmental and/or social matters, including climate, continues to be heightened at both the federal and state levels, including through statutes, regulations and litigation. As environmental and social issues remain heavily politicized, statutes or regulations in certain states may be interpreted to prohibit governmental entities, such as public pension funds and issuers of municipal bonds, from doing business with certain financial institutions, and political pressure may be placed upon governmental entities to not do business with certain financial institutions, based on the financial institutions' perceived positions on certain environmental and/or social matters. We continue to monitor developments in this area and assess their impacts on our businesses.

In Europe, the European Union's Corporate Sustainability Reporting Directive (CSRD) requires reporting under the European Sustainability Reporting Standards (ESRS). The ESRS, which were adopted by the European Commission in July 2023, set out the requirements for companies to report on sustainability-related impacts, opportunities and risks. We anticipate that we will be subject to reporting obligations under the CSRD from fiscal 2029 at the consolidated level, and are currently assessing the impact of these requirements.

We continue to monitor the development of applicable anti-greenwashing laws and regulations as well as climate-related litigation and regulatory enforcement actions related to greenwashing, including amendments to the Competition Act (Canada) which came into force on June 20, 2024, and which introduced new anti-greenwashing provisions. These provisions are in addition to the pre-existing provisions of the Competition Act (Canada) that prohibit the making of claims that are materially false or misleading. "Greenwashing" generally refers to the practice of conveying false or misleading information about an organization's products or services or operations to suggest that the organization is doing more to protect the environment than it is.

Model risk management

On September 11, 2025, OSFI released its final Guideline E-23 – Model Risk Management, which sets out expectations for managing risks associated with traditional models as well as emerging technologies such as artificial intelligence and machine learning.

This guideline will be effective May 1, 2027. We have assessed the requirements and do not anticipate any issues in complying with the requirements by the effective date.

For further details on regulatory capital and related requirements, refer to the Risk management and Capital management sections of this 2025 Annual Report.

Government fiscal, monetary and other policies

Our financial results are also sensitive to changes in interest rates. The Federal Reserve is expected to cut interest rates further in calendar 2026 after reducing interest rates less than other global central banks since 2024, while additional interest rate cuts from the Bank of Canada are not expected. Lower interest rates generally lead to spread compression across many of our businesses, resulting in an unfavourable impact on NIM, but can also promote economic stimulation and drive higher volumes for our business than otherwise would have occurred. Higher interest rates may be a potential benefit to our NIM but may adversely impact household balance sheets by causing credit deterioration, hence negatively impacting our financial results. If elevated interest rates are coupled with persistent inflation, this could increase market volatility, reduce asset values and adversely impact household and corporate balance sheets. This could lead to credit deterioration and impact our financial results, particularly in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets businesses.

Our businesses and earnings are affected by monetary policies that are adopted by the BoC, the Fed in the U.S., the ECB in the European Union (EU), the BoE in the U.K. and monetary authorities in other jurisdictions in which we operate. In addition, our businesses and earnings may be affected by the fiscal, trade-related and other policies of the governments of Canada, the U.S., the U.K., Europe and such other jurisdictions. Those policies may include protectionist trade policies and the imposition of tariffs, as well as increased deficit spending intended to support economic growth. Such policies can have positive or adverse affects on our clients and counterparties in Canada, the U.S. and internationally, which may decrease or increase the risk of default by such clients and counterparties.

Tax risk and transparency

Tax risk refers to the risk of loss related to unexpected tax liabilities. The tax laws and systems that are applicable to us are complex and wide-ranging. As a result, we seek to ensure that any decisions or actions related to tax always reflect our assessment of the long-term costs and risks involved, including their impact on our reputation and our relationship with clients, shareholders and regulators.

Our approach to taxation is grounded in principles which are reflected in our Code of Conduct, governed by our Enterprise Tax Risk Management Policy and incorporates the fundamentals of our risk drivers. Oversight of our tax policy and the management of tax risk is the responsibility of the GE, the CFO and the Senior Vice President, Taxation. We discuss our tax strategy with the Audit Committee annually and provide updates on our tax position on a regular basis.

Our tax strategy is designed to provide transparency and support our business strategy, and is aligned with our corporate vision and values. We seek to maximize shareholder value by structuring our businesses in a tax-efficient manner while considering reputation risk by being in compliance with all laws and regulations. Our policy requires that we:
- Act with integrity and in a straightforward, open and honest manner in all tax matters;
- Ensure tax strategy is aligned with our business strategy supporting only bona fide transactions with a business purpose and economic substance;
- Ensure all intercompany transactions are conducted in accordance with applicable transfer pricing requirements;
- Ensure our full compliance and full disclosure to tax authorities of our statutory obligations; and
- Endeavour to work with the tax authorities to build positive long-term relationships and where disputes occur, address them constructively.

With respect to assessing the needs of our clients, we consider a number of factors including the purpose of the transactions. We seek to ensure that we only support bona fide client transactions with a business purpose and economic substance. Should we become aware of client transactions that are aimed at evading their tax obligations, we will not proceed with the transactions.

We operate in 29 countries worldwide. Our activities in these countries are subject to both Canadian and international tax legislation and other regulations, and are fully disclosed to the relevant tax authorities. The Taxation group and GRM both regularly review the activities of all entities in an effort to ensure compliance with tax requirements and other regulations.

Given that we operate globally, complex tax legislation and accounting principles have resulted in differing legal interpretations by the respective tax authorities we deal with and ourselves, and we are at risk of tax authorities disagreeing with prior positions we have taken for tax purposes. When this occurs, we are committed to an open and transparent dialogue with the tax authorities to facilitate a quick assessment and prompt resolution of the issues where possible. Failure to adequately manage tax risk and resolve issues with tax authorities in a satisfactory manner could adversely impact our results, potentially to a material extent in a particular period, and/or significantly impact our reputation.

Tax contribution
In 2025, total income and other tax expense, including income taxes in the Consolidated Statements of Comprehensive Income and Changes in Equity, to various levels of governments globally totalled $7 billion (2024 – $5 billion). In Canada, total income and other tax expense for the year ended October 31, 2025 to various levels of government totalled $5 billion (2024 – $4 billion).



Income and other tax expense – by category
(Millions of Canadian dollars)

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2025
2024
Business taxes
Insurance premium taxes
Property taxes
Capital taxes
Payroll taxes
Value added and sales taxes
Income taxes

Income and other tax expense – by geography
(Millions of Canadian dollars)

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2025
2024
Other International
U.S.
Canada

For further details on income and other tax expense, refer to the Financial performance section.

Environmental and social risk

Environmental and social (E&S) risk is the risk of negative impacts in the short-, medium- or long-term on our financial results, financial and operational resilience, reputation, business model or strategy resulting from E&S risk factors which can arise from RBC, a client or a third-party. Because different stakeholders and communities may have divergent views on E&S issues, any actual or perceived action or inaction by us in the management of an E&S issue may be perceived negatively by at least some stakeholders and, as a result, may increase our E&S risk.

E&S risk factors include, but are not limited to, climate change, site contamination, waste management, land and resource use, biodiversity, water quality and availability, environmental regulation, human rights (including, but not limited to, Indigenous Peoples' rights) and community engagement.

E&S risks are unique and transverse in nature and may impact our Principal Risks in different ways and to varying degrees, including but not limited to strategic, operational, credit and compliance risks. See the Climate-related risk section below for additional information specific to climate-related risk.

Governance
The Board and its Committees provide oversight of the bank's strategic approach to sustainability matters, including climate change, with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within business segments and functions across the bank. Committees of the Board have oversight of E&S risks that are specific to their respective responsibilities, including the Governance Committee, which provides oversight and coordination over sustainability matters, and the Risk Committee, which oversees significant and emerging risks to the bank, including E&S risks. For further details on risk governance, refer to the Enterprise risk management – Risk governance section.

Roles and responsibilities related to E&S risk management are governed by the ERMF and the three lines of defence governance model. Business segments and functional areas are responsible for incorporating E&S risk management requirements within their own operations, while GRM is responsible for defining E&S risk management requirements, including establishing policies, and performing effective oversight in relation to E&S risk.

Risk management
We seek to integrate E&S risk considerations into our risk management approach. We manage E&S risk by leveraging existing policies and processes which govern our Principal Risks. Our Enterprise Policy on Environmental and Social Risk (E&S Risk Policy)[1] supports these policies and processes by outlining our principles for E&S risk management and setting out standards for how E&S risks arising from our activities are identified, assessed, measured, managed, mitigated, monitored and reported.

We continue to evolve our approach to E&S risk by leveraging existing risk management capabilities, and building new capabilities where required, including for purposes of incorporating regulatory guidance, industry best practices and improved data analytics to identify, assess, measure, manage, monitor and report on potential E&S impacts on clients, portfolios and our operations. We recognize that the integration and maturity of our E&S risk management capabilities will continue to evolve, and that achieving a mature level of E&S risk management will be iterative and take time.

1 The E&S Risk Policy is not inclusive of the activities of, and assets under management by, RBC Global Asset Management® (RBC GAM). RBC GAM has developed its own policy with respect to these matters. RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of the Bank: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited.

Climate-related risk

We define climate-related risk as the potential negative impacts of climate change on our financial results, financial and operational resilience, reputation, business model or strategy. Climate-related risk is categorized into transition risk and physical risk. Transition risk is defined as the risks related to the process of adjustment towards a low-carbon economy. These risks can emerge from current or future government policies, legislation, and regulation to limit carbon emissions as well as technological advancements, and changes in market and customer sentiment towards a low-carbon economy. Physical risk is defined to include the risks from the increasing severity and frequency of climate-related extremes and events (i.e., acute physical risks), longer-term gradual shifts of the climate (i.e., chronic physical risks) and indirect effects of climate change, such as public health implications (e.g., morbidity and mortality impacts).

We continue to make progress in our climate-related risk management capabilities by integrating climate-related risk considerations into our existing risk management practices. Climate scenario analysis helps to inform future strategic planning, evolve risk management strategies, and meet regulatory and stakeholder expectations. To help ensure that the bank is adequately capitalized against unexpected events resulting from climate change, we assess the impact of climate-related risks across multiple Principal Risks in our existing Enterprise-Wide Stress Testing program.

Human rights and codes of conduct

We continue to integrate our commitment to respect human rights into operational policies and procedures across the organization, and we disclose the operationalization of this commitment in our various human rights related disclosures, such as our Approach to Human Rights – which includes our Human Rights Position Statement and outlines our commitment to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights. In addition, RBC's Statement Regarding Modern Slavery describes the policies and processes that are in place across our enterprise to help prevent and reduce the risk that modern slavery is used in our operations and supply chain.

Our Code of Conduct establishes standards of desired behaviour for how we work together in a respectful, transparent and fair environment. In addition, our Supplier Code of Conduct sets our expectations of suppliers to, among other things, abide by relevant employment, labour, non-discrimination and human rights legislation and standards, and to respect human rights.

Voluntary commitments

We have made sustainability-related commitments that form part of our broader approach to managing E&S risks and opportunities.

We may be exposed to legal, regulatory or reputational impacts for making or not fully meeting our sustainability-related commitments, goals and targets either as a result of our own actions or due to external factors, which could cause our actual results to differ materially from our expectations expressed in such objectives. More specifically, our ability to achieve our sustainability-related commitments, goals and targets will depend on the collective efforts and actions across a wide range of stakeholders outside of our control, and there can be no assurance that they will be achieved[2].

In addition, our sustainability-related commitments, goals and targets are aspirational and may need to be changed, or recalibrated in response to these external factors or as data improves and as climate science, transition pathways and market practices regarding standards, methodologies, metrics and measurements evolve, which may result in us withdrawing from or modifying our membership in certain frameworks, principles and initiatives.

Legal and regulatory developments

Applicable environmental and social-related laws, regulations, policies, frameworks, methodologies and guidance continue to evolve. As such, new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to different and potentially conflicting requirements in the various jurisdictions in which we operate. As regulatory requirements evolve, we will continue to monitor such developments and update our risk management practices and disclosures as necessary. See the Legal and regulatory environment risk section for further details.

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing strong returns to our shareholders. In addition to the regulatory requirements, we consider the expectations of credit rating agencies, depositors and shareholders, as well as our business plans, stress tests, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and to provide support for our business segments and clients. We also aim to generate optimal returns for our shareholders, while protecting depositors and creditors.

Capital management framework

Our capital management framework establishes policies and processes for defining, measuring, raising and investing all forms of capital in a coordinated and consistent manner. It sets our overall approach to capital management, including guiding principles and roles and responsibilities relating to capital adequacy and transactions, dividends, solo capital, and management of RWA, leverage ratio exposures, TLAC capital and TLAC leverage ratios. We manage and monitor capital from several perspectives, including regulatory capital, solo capital and TLAC.

---

2   For example, external factors that could cause our actual results to differ materially from such expectations include the availability, reliability, quality and verifiability of climate data; the adoption of new and the evolution of existing climate-related standards, protocols and methodologies; the failure of clients, customers or other third parties to implement or complete their transactions or their climate-related projects, programs and initiatives, or to do so when expected; the compliance of various third parties with our policies and procedures and their commitment to us; the actions, policies and engagement of various stakeholders; technological advancements; the evolution of markets and consumer behaviour, including the evolution and liquidity of the carbon markets; the status of adoption and implementation of decarbonization efforts and climate policies around the world; the challenges of balancing emission reduction targets with an orderly, just and inclusive transition; geopolitical factors that impact global energy needs; the legal and regulatory environment; and compliance considerations.

Our capital planning process is dynamic and involves various teams including Finance, Corporate Treasury, GRM, Economics and our businesses, and covers internal capital ratio targets, potential capital transactions as well as projected dividend payouts and share repurchases. This process considers our business operating plans, enterprise-wide stress testing and Internal Capital Adequacy Assessment Process (ICAAP), regulatory capital changes and supervisory requirements, accounting changes, internal capital requirements, rating agency metrics and solo capital.

Our capital plan is established on an annual basis and is aligned with the management actions included in the annual business operating plan, which includes forecast growth in assets and earnings, taking into account our business strategies, the projected market and economic environment, and peer positioning. This includes incorporating potential capital transactions based on our projected internal capital generation, business forecasts, market conditions and other developments, such as accounting and regulatory changes that may impact capital requirements. All of the components in the capital plan are monitored throughout the year and are revised as deemed appropriate.


Capital impacts of stress scenarios
Enterprise-wide Stress Testing
Capital impacts of stress scenarios
ICAAP
Total capital requirements
Capital available and target capital ratios
Capital Plan and Business Operating Plan

Our enterprise-wide stress testing and annual ICAAP processes provide key inputs for capital planning, including setting internal capital ratio targets. The stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of financial impacts and capital requirements, which in turn facilitate the planning of mitigating actions to absorb adverse events. ICAAP assesses capital adequacy and requirements covering all material risks, with a cushion for plausible contingencies. In accordance with OSFI guidelines, major components of our ICAAP process include comprehensive risk assessment, stress testing, capital assessment and planning, Board and senior management oversight, monitoring and reporting and internal control review.

Our internal capital targets are established to maintain robust capital positions in excess of OSFI's Basel III regulatory targets. The results of our enterprise-wide stress testing and ICAAP processes are incorporated into the OSFI Capital Buffers, Domestic Systemically Important Banks (D-SIB)/Globally Systemically Important Banks (G-SIB) surcharge, and Domestic Stability Buffer (DSB), with a view to ensure that the bank has adequate capital to underpin risks and absorb losses under all plausible stress scenarios given our risk profile and appetite. In addition, we include a discretionary cushion on top of OSFI's regulatory targets to reflect our risk appetite, our forecasts of potential negative downturns and to maintain our capital strength for forthcoming regulatory and accounting changes, peer comparatives, rating agencies sensitivities, potential future acquisitions and regulatory solo capital requirements.

The Board is responsible for the ultimate oversight of capital management, including the annual review and approval of the capital plan. ALCO and GE share responsibility for capital management and receive regular reports detailing our compliance with approved limits and guidelines. The Audit and Risk Committees jointly approve the ICAAP.

Basel III

Our consolidated regulatory capital requirements are determined by OSFI's Capital Adequacy Requirements (CAR) guidelines, which are based on the minimum Basel III capital ratio requirements adopted by the BCBS.

Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the IRB Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management, including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage retail portfolios. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI requirements.

All federally regulated banks with a Basel III leverage ratio total exposure exceeding €200 billion at their financial year-end are required, at a minimum, to publicly disclose in the first quarter following their year-end, the thirteen indicators used in the annual G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks' potential global systemic importance and data quality. The FSB publishes an updated list of G-SIBs annually. On November 27, 2025, we were re-designated as a G-SIB by the FSB. This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian D-SIBs to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on June 26, 2025.

Under OSFI's TLAC guideline, D-SIBs are required to maintain a risk-based TLAC ratio, which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio, which builds on the leverage ratio described in OSFI's LR guideline. The TLAC requirement is intended to address the sufficiency of a D-SIB's loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.

The following table provides a summary of OSFI's current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III – OSFI regulatory targets								Table 62
Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at October 31, 2025 (4)	RBC capital, leverage and TLAC ratios as at October 31, 2025
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)			
Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.5%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	15.1%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.8%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.4%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	31.5%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	9.2%

(1)   A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS's G-SIB surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our D-SIB surcharge for capital is the required surcharge.
(2)   The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI's CAR guidelines, was 0.06% as at October 31, 2025 (October 31, 2024 – 0.08%).
(3)   The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)   Minimum target requirements reflect CCyB requirements as at October 31, 2025 which are subject to change based on exposures held at the reporting date.
n.a.   not applicable

Regulatory capital, TLAC available, RWA, capital and TLAC ratios

Under Basel III, capital consists of CET1, Additional Tier 1, Tier 2 capital and external TLAC instruments.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III include full deductions of certain items and additional capital components that are subject to threshold deductions as prescribed in the CAR guidelines.

Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and limited recourse capital notes (LRCNs) that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries' Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Preferred shares, LRCNs, and subordinated debentures issued after January 1, 2013 require Non-viability contingent capital (NVCC) features to be included in regulatory capital. NVCC requirements ensure that non-common regulatory capital instruments bear losses before banks seek government funding.

TLAC available is defined as the sum of Total capital and external TLAC instruments. External TLAC instruments comprise predominantly senior bail-in debt, which includes eligible senior unsecured debt with an original term to maturity of greater than 400 days and remaining term to maturity of greater than 365 days.

Capital ratios are calculated by dividing CET1, Tier 1, Total capital and TLAC available by total RWA.

The following chart provides a summary of the major components of CET1, Additional Tier 1, Tier 2 capital and external TLAC instruments.


TLAC Available
Total Capital
Tier 1 Capital
Common Equity Tier 1 (CET1)
+
Additional Tier 1 Capital
+
Tier 2 Capital
+
External TLAC Instruments
▪ Common shares
▪ Retained earnings
▪ Other components of equity
▪ Non-controlling interests in subsidiaries' CET1 instruments
▪ Net Contractual Service Margin under IFRS 17
▪ Preferred shares
▪ Limited recourse capital notes
▪ Non-controlling interests in subsidiaries' Tier 1 instruments
▪ Subordinated debentures less amortization
▪ Certain loan loss allowances
▪ Non-controlling interests in subsidiaries' Tier 2 instruments
▪ Senior bail-in debt
▪ Amortized portion of subordinated debentures
Deductions
▪ Goodwill and other intangibles
▪ Deferred tax assets on loss carryforwards
▪ Defined benefit pension fund assets
▪ Non-significant investments in CET1 instruments of financial institutions (2)
▪ Shortfall of provisions to expected losses
▪ Prudential valuation adjustments
▪ Prepaid portfolio insurance assets
▪ Non-payment and non-delivery of trades
▪ Equity investment in funds subject to the fall-back approach
▪ Non-significant investments in Tier 1 instruments of financial institutions (2)
▪ Significant investments in other financial institutions' and insurance subsidiaries' Tier 1 instruments
▪ Non-significant investments in Tier 2 and TLAC instruments of financial institutions (2)
▪ Significant investments in other financial institutions' and insurance subsidiaries' Tier 2 and TLAC instruments
▪ Investments in own TLAC instruments
Threshold Deductions (1)
▪ Significant investments in Insurance subsidiaries and CET1 instruments in other financial institutions
▪ Mortgage servicing rights
▪ Deferred tax assets relating to temporary differences
Higher quality capital
Lower quality capital

(1) First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.

(2) Non-significant investments are subject to certain CAR criteria that drive the amount eligible for deduction.

The following tables provide details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets:

Regulatory capital, TLAC available, RWA and capital, leverage and TLAC ratios		Table 63
	As at	
(Millions of Canadian dollars, except percentage amounts)	October 31 **2025**	October 31 2024
Capital (1)		
CET1 capital	$ **98,748**	$ 88,936
Tier 1 capital	**110,393**	97,952
Total capital	**122,399**	110,487
Risk-weighted assets (RWA) used in calculation of capital ratios (1)		
Credit risk	$ **590,306**	$ 548,809
Market risk	**41,506**	33,930
Operational risk	**98,413**	89,543
Total RWA	$ **730,225**	$ 672,282
Capital ratios and Leverage ratio (1)		
CET1 ratio	**13.5%**	13.2%
Tier 1 capital ratio	**15.1%**	14.6%
Total capital ratio	**16.8%**	16.4%
Leverage ratio	**4.4%**	4.2%
Leverage ratio exposure	$ **2,491,090**	$ 2,344,228
TLAC available and ratios (2)		
TLAC available	$ **230,385**	$ 196,659
TLAC ratio	**31.5%**	29.3%
TLAC leverage ratio	**9.2%**	8.4%

(1) Capital, RWA, and capital ratios are calculated using OSFI's CAR guideline and the Leverage ratio is calculated using OSFI's LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.

(2) TLAC available and TLAC ratios are calculated using OSFI's TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.

Regulatory capital and TLAC available		Table 64
	As at	
(Millions of Canadian dollars)	October 31 **2025**	October 31 2024
CET1 capital: instruments and reserves and regulatory adjustments		
Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	$ **21,085**	$ 21,243
Retained earnings	**96,606**	88,317
Contractual service margins regulatory adjustment	**1,279**	1,526
Accumulated other comprehensive income (and other reserves)	**9,726**	8,498
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	**14**	11
Regulatory adjustments applied to CET1 under Basel III	**(29,962)**	(30,659)
Common Equity Tier 1 capital (CET1)	$ **98,748**	$ 88,936
Additional Tier 1 capital: instruments and regulatory adjustments		
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	$ **11,643**	$ 9,014
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	**2**	2
Additional Tier 1 capital (AT1)	$ **11,645**	$ 9,016
Tier 1 capital (T1 = CET1 + AT1)	$ **110,393**	$ 97,952
Tier 2 capital: instruments and provisions and regulatory adjustments		
Directly issued qualifying Tier 2 instruments plus related stock surplus	$ **11,404**	$ 11,412
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	**4**	3
Collective allowance	**598**	1,120
Tier 2 capital (T2)	$ **12,006**	$ 12,535
Total capital (T1 + T2)	$ **122,399**	$ 110,487
External TLAC: instruments and regulatory adjustments		
External TLAC instruments	$ **108,492**	$ 85,008
Amortized portion of T2 instruments where remaining maturity > 1 year	**–**	1,670
Regulatory adjustments applied to TLAC under Basel III	**(506)**	(506)
TLAC available (Total capital + External TLAC)	$ **230,385**	$ 196,659

2025 vs. 2024



Continuity of CET1 ratio (Basel III)

October 31, 2024 (1)	Net income (2)	Dividends (2)	Fair value OCI adjustments	RWA growth (3)	Share repurchases	Net credit migration	U.S rating downgrade	Risk parameter changes	Other	October 31, 2025 (1)
13.2%	303 bps	(134) bps	11 bps	(68) bps	(41) bps	(22) bps	(10) bps	(8) bps	(2) bps	13.5%

(1) Represents rounded figures.
(2) Represents net internal capital generation of $11.4 billion or 169 bps consisting of Net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.
(3) Excludes the impact of foreign exchange translation (included in Other), net credit migration, U.S. rating downgrade and risk parameter changes.

Our CET1 ratio was 13.5%, up 30 bps from last year, primarily reflecting net internal capital generation and favourable impact of fair value OCI adjustments, partially offset by higher RWA and share repurchases.

Our Tier 1 capital ratio of 15.1% was up 50 bps, reflecting net issuance of Additional Tier 1 instruments as well as the factors noted under the CET1 ratio.

Our Total capital ratio of 16.8% was up 40 bps, primarily reflecting the factors noted above under the Tier 1 capital ratio.

Our Leverage ratio of 4.4% was up 20 bps, primarily due to net internal capital generation and net issuance of Additional Tier 1 instruments, partially offset by growth in leverage exposures and share repurchases.

Total leverage exposures increased by $147 billion, driven by growth in securities, loans and undrawn commitments, partially offset by lower repo-style transactions and due from banks.

Our TLAC ratio of 31.5% was up 220 bps, mainly reflecting a favourable impact from a net increase in eligible external TLAC instruments, net internal capital generation and net issuance of Additional Tier 1 instruments. These factors were partially offset by higher RWA.

Our TLAC leverage ratio of 9.2% was up 80 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments.

External TLAC instruments include long-term debt subject to conversion under the Bail-in regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Basel III RWA

OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, a minimum capital floor requirement must be maintained as prescribed under OSFI's CAR guidelines which is currently set to 67.5% of RWA as calculated under current Basel III standardized credit risk, market and operational risk approaches as defined in the CAR guidelines. If the capital requirement is less than the required threshold, a floor adjustment to RWA must be applied to the reported RWA as prescribed by OSFI's CAR guidelines.

On February 12, 2025, OSFI announced an indefinite delay to increases in the capital floor factor prescribed in its CAR guideline and maintained the current 67.5% of RWA (as calculated using only the SA for credit, market and operational risk). OSFI committed to providing at least two years notice to affected banks prior to resuming increases in the capital floor.

| Total capital risk-weighted assets | | | | | | | | Table 65 |

			2025					2024
			Risk-weighted assets All-in Basis					
As at October 31 (Millions of Canadian dollars, except percentage amounts)	Exposure (1)	Average of risk-weights (2)	Standardized approach	Advanced approach (A-IRB)	Foundation approach (F-IRB)	Other	Total	Total
Credit risk								
Lending-related and other								
Residential mortgages	$ 647,159	9%	$ 4,282	$ 54,138	$ –	$ –	$ 58,420	$ 51,928
Other retail (personal, credit cards and small business treated as retail)	220,490	32%	5,401	64,729	–	–	70,130	62,679
Business (corporate, commercial, medium-sized enterprises and non-bank financial institutions)	585,507	50%	64,610	129,972	96,927	–	291,509	282,595
Sovereign (government)	422,984	4%	2,151	15,046	–	–	17,197	14,116
Bank	59,287	43%	12,659	–	12,640	–	25,299	19,231
Total lending-related and other	$ 1,935,427	24%	$ 89,103	$ 263,885	$ 109,567	$ –	$ 462,555	$ 430,549
Trading-related								
Repo-style transactions	$ 1,424,011	1%	$ 156	$ 369	$ 8,720	$ 80	$ 9,325	$ 8,528
Derivatives – including CVA	162,136	24%	636	2,269	15,279	20,784	38,968	36,704
Total trading-related	$ 1,586,147	3%	$ 792	$ 2,638	$ 23,999	$ 20,864	$ 48,293	$ 45,232
Total lending-related and other and trading-related	$ 3,521,574	15%	$ 89,895	$ 266,523	$ 133,566	$ 20,864	$ 510,848	$ 475,781
Bank book equities	7,481	198%	14,828	–	–	–	14,828	12,079
Securitization exposures	93,423	17%	9,594	6,704	–	–	16,298	15,181
Other assets	37,770	128%	n.a.	n.a.	n.a.	48,332	48,332	45,768
Total credit risk	$ 3,660,248	16%	$ 114,317	$ 273,227	$ 133,566	$ 69,196	$ 590,306	$ 548,809
Market risk								
Interest rate			$ 4,673				$ 4,673	$ 1,956
Equity			3,964				3,964	3,656
Foreign exchange			2,698				2,698	2,787
Commodities			1,136				1,136	1,787
Credit			10,671				10,671	8,374
Default risk charge			13,162				13,162	10,898
Other (3)			5,202				5,202	4,472
Total market risk			$ 41,506				$ 41,506	$ 33,930
Operational risk			$ 98,413				$ 98,413	$ 89,543
Total risk-weighted assets	$ 3,660,248		$ 254,236	$ 273,227	$ 133,566	$ 69,196	$ 730,225	$ 672,282

(1) Total exposure represents exposure at default (EAD) which is the expected gross exposure upon the default of an obligor. This amount excludes any allowance against impaired loans or partial write-offs and does not reflect the impact of credit risk mitigation.
(2) Represents the average of counterparty risk weights within a particular category.
(3) Represents the market risk RWA for the residual risk add-on charge under the standardized approach and the capital surcharge for movements between the trading book and banking book.
n.a. not applicable

2025 vs. 2024

Total RWA was up $58 billion from last year, mainly due to business growth, net credit migration, the impact of a U.S. rating downgrade and foreign exchange translation. Business growth primarily reflects higher retail and corporate lending, as well as operational risk from higher revenues and trading-related activities. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.

Selected capital management activity

Selected capital management activity			Table 66

| | **For the year ended October 31, 2025** | | |
(Millions of Canadian dollars, except number of shares)	**Issuance or redemption date**	**Number of shares** (000s)	**Amount**
Tier 1 capital			
Common shares activity			
Issued in connection with share-based compensation plans (1)		796	$ 77
Purchased for cancellation (2)		(15,241)	(227)
Issuance of LRCNs Series 5 (2), (3), (4)	November 1, 2024	1,000	1,396
Redemption of preferred shares, Series BD (2), (3)	May 24, 2025	(24,000)	(600)
Issuance of LRCNs Series 6 (2), (3), (4)	June 11, 2025	1,250	1,708
Issuance of LRCNs Series 7 (2), (3), (4)	September 23, 2025	1,350	1,869
Redemption of LRCNs Series 1 (2), (3), (4)	October 24, 2025	(1,750)	(1,750)
Tier 2 capital			
Redemption of December 23, 2029 subordinated debentures (3), (5)	December 23, 2024		$ (1,500)
Issuance of February 4, 2035 subordinated debentures (3), (5)	January 29, 2025		1,500
Redemption of June 30, 2030 subordinated debentures (3), (5)	June 30, 2025		(1,250)
Issuance of July 3, 2035 subordinated debentures (3), (5)	July 3, 2025		1,250
Issuance of July 17, 2035 subordinated debentures (3), (5)	July 17, 2025		241

(1)   Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)   For further details, refer to Note 19 of our 2025 Annual Consolidated Financial Statements.
(3)   Non-Viability Contingent Capital (NVCC) instruments.
(4)   For the LRCNs, the number of shares represents the number of notes issued.
(5)   For further details, refer to Note 18 of our 2025 Annual Consolidated Financial Statements.

On June 10, 2024, we announced a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares. This NCIB was completed on June 11, 2025, with 8,957 thousand common shares repurchased and cancelled at a total cost of approximately $1,510 million.

On June 10, 2025, we announced an NCIB to purchase up to 35 million of our common shares, commencing on June 12, 2025 and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 7,171 thousand, at a cost of approximately $1,398 million.

In 2025, the total number of common shares repurchased and cancelled under our NCIB programs was approximately 15 million. The total cost of the shares repurchased was $2,768 million.

We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.

On November 1, 2024, we issued US$1,000 million of LRCN Series 5 at a price of US$1,000 per note. The LRCN Series 5 bear interest at a fixed rate of 6.35% per annum until November 24, 2034. Thereafter, the interest rate on the LRCN Series 5 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.257% until their maturity on November 24, 2084.

On December 23, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.

On January 29, 2025, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.279% per annum until February 4, 2030, and at the Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.45% thereafter until their maturity on February 4, 2035.

On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a price of $25 per share.

On June 11, 2025, we issued US$1,250 million of LRCN Series 6 at a price of US$1,000 per note. The LRCN Series 6 bear interest at a fixed rate of 6.75% per annum until August 24, 2030. Thereafter, the interest rate on the LRCN Series 6 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.815% until their maturity on August 24, 2085.

On June 30, 2025, we redeemed all $1,250 million of our outstanding NVCC 2.088% subordinated debentures due June 30, 2030 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.

On July 3, 2025, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.214% per annum until July 3, 2030, and at the Daily Compounded CORRA plus 1.51% thereafter until their maturity on July 3, 2035.

On July 17, 2025, we issued ¥26,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.963% per annum until July 17, 2030, and at the 5-Year Tokyo Overnight Average Rate mid-swap rate plus 1.02% thereafter until their maturity on July 17, 2035.

On September 23, 2025, we issued US$1,350 million of LRCN Series 7 at a price of US$1,000 per note. The LRCN Series 7 bear interest at a fixed rate of 6.50% per annum until November 24, 2035. Thereafter, the interest rate on the LRCN Series 7 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.462% until their maturity on November 24, 2085.

On October 24, 2025, we redeemed all $1,750 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BQ (Series BQ) at a price of $1,000 per share. As a result of the redemption of the Series BQ, we automatically redeemed all $1,750 million of our outstanding NVCC 4.50% LRCN Series 1 on the same date, for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.

On October 24, 2025, we announced our intention to redeem all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BI, at a price of $25 per share, which will occur on December 8, 2025.

On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a price of $25 per share.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to support business plans. In 2025, our dividend payout ratio was 43%. Common share dividends paid during the year were $9 billion.

Selected share data (1)						Table 67
	2025			2024		
(Millions of Canadian dollars, except number of shares and as otherwise noted)	**Number of shares (000s)**	**Amount**	**Dividends declared per share**	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	**1,400,635**	**$ 20,863**	**$ 6.04**	1,415,080	$ 21,013	$ 5.60
Treasury shares – common shares (2)	**(521)**	**(110)**		(576)	(61)	
Common shares outstanding	**1,400,114**	**$ 20,753**		1,414,504	$ 20,952	
Stock options and awards						
Outstanding	**7,490**			7,375		
Exercisable	**3,522**			3,212		
Available for grant	**16,381**			2,291		
First preferred shares issued						
Non-cumulative Series BD (3), (4), (5)	**–**	**–**	**0.80**	24,000	600	0.80
Non-cumulative Series BF (3), (4), (6)	**12,000**	**300**	**0.75**	12,000	300	0.75
Non-cumulative Series BH (4), (7)	**6,000**	**150**	**1.23**	6,000	150	1.23
Non-cumulative Series BI (4), (7)	**6,000**	**150**	**1.23**	6,000	150	1.23
Non-cumulative Series BO (3), (4)	**14,000**	**350**	**1.47**	14,000	350	1.40
Non-cumulative Series BT (3), (4), (6)	**750**	**750**	**4.20%**	750	750	4.20%
Non-cumulative Series BU (3), (4), (6)	**750**	**750**	**7.408%**	750	750	7.408%
Non-cumulative Series BW (3), (4), (6)	**600**	**600**	**6.698%**	600	600	6.698%
Other equity instruments issued						
LRCNs Series 1 (3), (4), (8), (9), (10)	**–**	**–**	**4.50%**	1,750	1,750	4.50%
LRCNs Series 2 (3), (4), (8), (9), (11)	**1,250**	**1,250**	**4.00%**	1,250	1,250	4.00%
LRCNs Series 3 (3), (4), (8), (9), (11)	**1,000**	**1,000**	**3.65%**	1,000	1,000	3.65%
LRCNs Series 4 (3), (4), (8), (9), (11)	**1,000**	**1,370**	**7.50%**	1,000	1,370	7.50%
LRCNs Series 5 (3), (4), (8), (9), (11)	**1,000**	**1,396**	**6.35%**	–	–	–
LRCNs Series 6 (3), (4), (8), (9), (11)	**1,250**	**1,708**	**6.75%**	–	–	–
LRCNs Series 7 (3), (4), (8), (9), (11)	**1,350**	**1,869**	**6.50%**	–	–	–
Preferred shares and other equity instruments issued	**46,950**	**$ 11,643**		69,100	$ 9,020	
Treasury instruments – preferred shares and other equity instruments (2)	**35**	**32**		13	11	
Preferred shares and other equity instruments outstanding	**46,985**	**$ 11,675**		69,113	$ 9,031	
Dividends on common shares		**$ 8,502**			$ 7,916	
Dividends on preferred shares and distributions on other equity instruments (12)		**494**			322	

(1) For further details, refer to Note 19 of our 2025 Annual Consolidated Financial Statements.
(2) Positive amounts represent a short position and negative amounts represent a long position.
(3) Dividend rate will reset every five years.
(4) NVCC instruments.
(5) On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a price of $25 per share.
(6) On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a price of $25 per share.
(7) On October 24, 2025, we announced our intention to redeem all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BI, at a price of $25 per share.
(8) The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(9) For LRCN Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(10) In connection with the redemption of LRCN Series 1, on October 24, 2025, we redeemed all $1,750 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BQ.
(11) In connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BS (Series BS); in connection with the issuance of LRCN Series 4 on April 24, 2024, we issued US$1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BV (Series BV); in connection with the issuance of LRCN Series 5 on November 1, 2024, we issued US$1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BX (Series BX); in connection with the issuance of LRCN Series 6 on June 11, 2025, we issued US$1,250 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BY (Series BY)); and in connection with the issuance of LRCN Series 7 on September 23, 2025, we issued US$1,350 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BZ (Series BZ). The Series BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV, BX, BY and BZ preferred shares were issued at a price of US$1,000 per share. The Series BR, BS, BV, BX, BY and BZ preferred shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN series. For further details, refer to Note 19 of our 2025 Annual Consolidated Financial Statements.
(12) Excludes distributions to non-controlling interests.

As at November 28, 2025, the number of outstanding common shares was 1,400,211,987, net of treasury shares held of 278,225, and the number of stock options and awards was 7,458,856.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at October 31, 2025, which were the preferred shares Series BF, BH, BI, BO, BT, BU, BW, LRCN Series 2, LRCN Series 3, LRCN Series 4, LRCN Series 5, LRCN Series 6, LRCN Series 7 and subordinated debentures due on January 27, 2026, January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, February 4, 2035, July 3, 2035 and July 17, 2035, would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event (10-day volume weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 7 billion common shares, in aggregate, which would represent a dilution impact of 82.4% based on the number of common shares outstanding as at October 31, 2025.

Attributed capital

Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Effective the first quarter of 2025, we increased our capital attribution rates to our business segments. Our Insurance platform continued to allocate capital based on fully diversified economic capital in fiscal 2025. Effective the first quarter of 2026, we plan to update our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

The calculation and attribution of capital involves a number of assumptions and judgments by management which are monitored to ensure that the regulatory capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

For additional information on the risks highlighted below, refer to the Risk management section.



Royal Bank of Canada

RWA (C$ millions) [1]
Credit $590,306
Market 41,506
Operational 98,413
$730,225

Leverage ratio exposure (C$ million) [1] $2,491,090

Attributed capital [1]
Credit 47%
Market 4
Operational 8
Leverage ratio exposure 16
Goodwill and other intangibles 21
Other [2] 4

Personal Banking

RWA (C$ millions) [1]
Credit $127,791
Market 284
Operational 32,357
$160,433

Attributed capital [1]
Credit 42%
Market 0
Operational 11
Leverage ratio exposure 15
Goodwill and other intangibles 28
Other [2] 4

Commercial Banking

RWA (C$ millions) [1]
Credit $125,299
Market 11
Operational 11,895
$137,205

Attributed capital [1]
Credit 61%
Market 0
Operational 6
Leverage ratio exposure 8
Goodwill and other intangibles 23
Other [2] 2

Wealth Management

RWA (C$ millions) [1]
Credit $98,277
Market 659
Operational 32,596
$131,532

Attributed capital [1]
Credit 38%
Market 0
Operational 12
Leverage ratio exposure 5
Goodwill and other intangibles 39
Other [2] 6

Insurance

RWA (C$ millions) [1], [3]
Credit $15,894
Market 0
Operational 0
$15,894

Attributed capital [1]
Based on Economic Capital:
Other [2] 100%

Capital Markets

RWA (C$ millions) [1]
Credit $208,877
Market 39,965
Operational 21,279
$270,121

Attributed capital [1]
Credit 51%
Market 10
Operational 5
Leverage ratio exposure 26
Goodwill and other intangibles 6
Other [2] 2

(1) RWA and Leverage ratio exposure amount represents period-end spot balances. Attributed Capital represents average balances.
(2) Other includes (a) non-Insurance segments: equity required to underpin Basel III regulatory capital deductions other than Goodwill and other intangibles and (b) Insurance segment: equity required to underpin risks associated with the business.
(3) Insurance RWA represents our investments in the insurance subsidiaries capitalized at the regulatory prescribed rate as required under the OSFI CAR guideline.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

- Consolidation: entities which we control are consolidated on our Consolidated Balance Sheets.
- Deduction: certain holdings are deducted from our regulatory capital. These include all unconsolidated "substantial investments", as defined by the *Bank Act* (Canada) in the capital of financial institutions, as well as all investments in insurance subsidiaries and certain equity investments in funds.
- Risk-weighting: equity investments that are not deducted from capital are risk-weighted at a prescribed rate for determination of capital charges.

Regulatory capital approach for securitization exposures

Our securitization regulatory capital approach reflects Chapter 6 of OSFI's CAR guidelines. For our securitization exposures, we use an internal assessment approach (IAA) for exposures related to our ABCP business, and as per regulatory guidelines for other securitization exposures we use a combination of approaches including an external ratings-based approach, an IRB approach and a standardized approach.

While our IAA rating methodologies are based in large part on criteria that are published by External Credit Assessment Institutions (ECAIs) such as S&P and therefore are similar to the methodologies used by these institutions, they are not identical. Our ratings process includes a comparison of the available credit enhancement in a securitization structure to a stressed level of projected losses. The stress level used is determined by the desired risk profile of the transaction. As a result, we stress the cash flows of a given transaction at a higher level in order to achieve a higher rating. Conversely, transactions that only pass lower stress levels achieve lower ratings.

Many of the other securitization exposures (non-ABCP) carry external ratings and we use the external ratings-based approach, otherwise will follow the SA, for determining the proper capital allocation for these positions. We periodically compare our own ratings to ECAIs ratings to ensure that the ratings provided by ECAIs are reasonable.

GRM is responsible for providing risk assessments for capital purposes in respect of all our banking book exposures. GRM is independent of the business originating the securitization exposures and performs its own analysis, sometimes in conjunction with but always independent of the applicable business. GRM has developed asset class specific criteria guidelines which provide the rating methodologies for each asset class. The guidelines are reviewed periodically and are subject to the ratings replication process mandated by Pillar I of the Basel rules.

Regulatory developments
Revisions to the CAR guidelines
On September 11, 2025, OSFI released a revised CAR guideline. The revised guideline introduces a new requirement for applying PD and LGD floors for U.S. government sponsored entities, maintaining current income producing real estate identification rules and providing an 18-month delay for combined loan products parameter changes sought by OSFI. Credit valuation adjustment (CVA) and standardized approach for measuring counterparty credit risk adjustments exempt client-cleared derivatives and allow exclusions for certain collateral. Market risk updates reduce default risk charge risk weights for certain sovereign exposures and eligible multilateral development banks to 0%, with further guideline reviews of IRB coverage requirements, risk weights and exemptions pending. The CAR guideline was effective for us on November 1, 2025, and the impact is not expected to be material.

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies, judgments, estimates and assumptions
Our material accounting policies are described in Note 2 of our 2025 Annual Consolidated Financial Statements. Certain of these policies and related estimates are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting judgments, estimates and assumptions relate to the fair value of financial instruments, allowance for credit losses (ACL), goodwill and other intangible assets, employee benefits, consolidation of structured entities, derecognition of financial assets, application of the effective interest method, provisions, insurance and reinsurance contracts, and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our material accounting policies, judgments, estimates and assumptions.

Fair value of financial instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

We give priority to third-party pricing services and valuation techniques with the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders' or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases, the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as implied PD and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The ultimate realized price for a transaction may differ from its recorded fair value estimated using management judgment.

For further information on the fair value of financial instruments, refer to Notes 2 and 3 of our 2025 Annual Consolidated Financial Statements.

Allowance for credit losses

An ACL is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, accounts and accrued interest receivable, and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:
- Performing financial assets
  - Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.
  - Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.
- Impaired financial assets
  - Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages, the inclusion of forward-looking information and the application of expert credit judgment. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

For further information on ACL, refer to Notes 2, 4 and 5 of our 2025 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are objective indications of impairment. We test for impairment by comparing the recoverable amount of a CGU with its carrying amount.

We estimate the value in use and fair value less costs of disposal of our CGUs primarily using a discounted cash flow method which incorporates each CGU's internal forecasts of revenues and expenses. Significant management judgment is applied in the determination of expected future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired.

We assess for indicators of impairment of our other intangible assets at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Significant judgment is applied in estimating the useful lives and recoverable amounts of our intangible assets and assessing whether certain events or circumstances constitute objective evidence of impairment.

For further details, refer to Notes 2 and 11 of our 2025 Annual Consolidated Financial Statements.

Employee benefits

We sponsor a number of benefit programs for eligible employees, including registered pension plans, supplemental pension plans, health, dental, disability and life insurance plans.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rates are determined using a yield curve based on spot rates from high quality corporate bonds. All other assumptions are determined by us and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligations and remeasurements that we recognize. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 16 of our 2025 Annual Consolidated Financial Statements.

Consolidation of structured entities

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity's returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control, and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

For further details, refer to Note 8 of our 2025 Annual Consolidated Financial Statements.

Derecognition of financial assets

We periodically enter into transactions in which we transfer financial assets such as loans or MBS to structured entities or trusts that issue securities to investors. We derecognize the assets when our contractual rights to the cash flows from the assets have expired; when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements; or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

The majority of assets transferred under repurchase agreements, securities lending agreements, to our mortgage fund and in our Canadian residential mortgage securitization transactions do not qualify for derecognition. As a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for those securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer. For further information on derecognition of financial assets, refer to Notes 2 and 7 of our 2025 Annual Consolidated Financial Statements.

Application of the effective interest method

Interest income and interest expense are generally recognized for all interest-bearing financial instruments using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized.

Insurance and reinsurance contracts

For insurance and reinsurance contracts measured using the general measurement method or variable fee approach, the carrying amount of a group of contracts is measured as the sum of the fulfilment cash flows and CSM. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial risk, discounted using the current rates as at the reporting date determined using the discount rate methodologies below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial risk as the insurance contract is fulfilled. The measurement of the group of contracts requires the use of judgment in setting methodologies and assumptions for morbidity, mortality, longevity, policy lapses and other policyholder behaviour, discount rates, policy dividends, and directly attributable expenses, including acquisition expenses allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on Non-interest income – Insurance service result and Insurance investment result.

Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (market and credit risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate that is composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.

For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration.

Refer to Note 2 of our 2025 Annual Consolidated Financial Statements for further information.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in interpreting the relevant tax laws, in assessing the probability of acceptance of our tax positions by the relevant tax authorities and in estimating the expected timing and amount of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence. Refer to Note 21 of our 2025 Annual Consolidated Financial Statements for further information.

Future changes in accounting policy and disclosure

Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments* which amends IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* (the Amendments). The Amendments clarify the recognition and derecognition of financial instruments and introduce an accounting policy option for financial liabilities settled through electronic payment systems. The Amendments also clarify classification guidance for financial assets with contingent features not directly related to changes in basic lending risks and introduce additional related disclosure requirements for financial instruments with such contingent features. The Amendments will be effective for us on November 1, 2026 and will be applied retrospectively with no restatement of comparative periods required. To manage the implementation of the Amendments, we established a program to assess the impact on systems, processes and financial reporting. We continue to assess the impact of adopting the Amendments on our Consolidated Financial Statements.

IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18, which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 *Presentation of Financial Statements* and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for aggregation and disaggregation of information. This standard will be effective for us on November 1, 2027 and will be applied retrospectively with restatement of comparative periods. To manage the transition to IFRS 18, we established a program to assess the impact on systems, processes and financial reporting required for adoption. We continue to assess the impact of adopting this standard on our Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2025, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2025.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

There were no changes in our internal control over financial reporting during the year ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our 2025 Annual Consolidated Financial Statements.

Supplementary information

Selected annual information   Table 68

(Millions of Canadian dollars, except per share amounts)		2025		2024		2023
Total revenue	$	66,605	$	57,344	$	51,464
Net income attributable to:						
Shareholders		20,362		16,230		14,605
Non-controlling interest		7		10		7
	$	20,369	$	16,240	$	14,612
Basic earnings per share	$	14.10	$	11.27	$	10.33
Diluted earnings per share		14.07		11.25		10.32
Dividends declared per common shares		6.04		5.60		5.34
Total assets	$	2,325,006	$	2,171,582	$	2,006,531
Deposits		1,515,616		1,409,531		1,231,687

Net interest income on average assets and liabilities — Table 69

(Millions of Canadian dollars, except for percentage amounts)	Average balances 2025	Average balances 2024	Interest 2025	Interest 2024	Average rate 2025	Average rate 2024
Assets						
Deposits with other banks						
Canada	$ 19,134	$ 13,170	$ 905	$ 1,468	4.73%	11.15%
U.S.	88,197	74,409	3,782	3,906	4.29	5.25
Other International	8,568	7,527	674	748	7.87	9.94
	115,899	95,106	5,361	6,122	4.63	6.44
Securities						
Trading	203,740	176,632	8,126	7,927	3.99	4.49
Investment, net of applicable allowance	303,673	226,256	11,929	9,741	3.93	4.31
	507,413	402,888	20,055	17,668	3.95	4.39
Asset purchased under reverse repurchase agreements and securities borrowed	407,516	396,552	22,367	27,121	5.49	6.84
Loans (1)						
Canada						
Retail	575,950	541,468	29,989	29,663	5.21	5.48
Wholesale	197,115	165,911	13,697	12,295	6.95	7.41
	773,065	707,379	43,686	41,958	5.65	5.93
U.S.	174,680	159,046	7,971	8,362	4.56	5.26
Other International	61,370	51,263	4,385	3,720	7.15	7.26
	1,009,115	917,688	56,042	54,040	5.55	5.89
Total interest-earning assets	2,039,943	1,812,234	103,825	104,951	5.09	5.79
Non-interest-bearing deposits with other banks	56,823	60,220	–	–	–	–
Other assets	301,656	236,003	–	–	–	–
Total assets	$ 2,398,422	$ 2,108,457	$ 103,825	$ 104,951	4.33%	4.98%
Liabilities and shareholders' equity						
Deposits (2)						
Canada	$ 995,471	$ 892,275	$ 33,883	$ 36,999	3.40%	4.15%
U.S.	180,477	155,928	6,326	6,377	3.51	4.09
Other International	116,666	83,069	4,608	3,880	3.95	4.67
	1,292,614	1,131,272	44,817	47,256	3.47	4.18
Obligations related to securities sold short	47,454	35,826	2,988	2,766	6.30	7.72
Obligations related to assets sold under repurchase agreements and securities loaned	400,611	374,099	21,820	25,479	5.45	6.81
Subordinated debentures	13,540	12,641	637	775	4.70	6.13
Other interest-bearing liabilities	25,853	25,166	563	722	2.18	2.87
Total interest-bearing liabilities	1,780,072	1,579,004	70,825	76,998	3.98	4.88
Non-interest-bearing deposits	203,498	185,758	–	–	–	–
Other liabilities	281,918	224,480	–	–	–	–
Total liabilities	$ 2,265,488	$ 1,989,242	$ 70,825	$ 76,998	3.13%	3.87%
Equity	$ 132,934	$ 119,215	n.a.	n.a.	n.a.	n.a.
Total liabilities and shareholders' equity	$ 2,398,422	$ 2,108,457	$ 70,825	$ 76,998	2.95%	3.65%
Net interest income and margin	$ 2,398,422	$ 2,108,457	$ 33,000	$ 27,953	1.38%	1.33%
Net interest income and margin (average earning assets, net) (3)						
Canada	$ 1,209,193	$ 1,088,773	$ 26,416	$ 22,281	2.18%	2.05%
U.S.	584,814	526,059	5,092	4,268	0.87	0.81
Other International	245,936	197,401	1,492	1,404	0.61	0.71
Total	$ 2,039,943	$ 1,812,233	$ 33,000	$ 27,953	1.62%	1.54%

(1) Interest income includes loan fees of $1,212 million (2024 – $1,165 million; 2023 – $1,149 million).
(2) Deposits include personal chequing and savings deposits with average balances of $277 billion (2024 – $254 billion; 2023 – $250 billion), interest expense of $2,610 million (2024 – $3,580 million; 2023 – $2,840 million) and average rates of 0.94% (2024 – 1.41%; 2023 – 1.14%). Deposits also include term deposits with average balances of $790 billion (2024 – $701 billion; 2023 – $624 billion), interest expense of $31,680 million (2024 – $31,520 million; 2023 – $24,260 million) and average rates of 4.00% (2024 – 4.50%; 2023 – 3.89%).
(3) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
n.a. not applicable

Change in net interest income — Table 70

(Millions of Canadian dollars)	2025 vs. 2024 Increase (decrease) due to changes in			2024 vs. 2023 Increase (decrease) due to changes in		
	Average volume (1)	Average rate (1)	Net change	Average volume (1)	Average rate (1)	Net change
Assets						
Deposits with other banks						
Canada (2)	$ 665	$ (1,228)	$ (563)	$ (55)	$ (175)	$ (230)
U.S. (2)	724	(847)	(123)	(641)	583	(58)
Other international (2)	103	(177)	(74)	(609)	166	(443)
Securities						
Trading	1,217	(1,018)	199	1,056	(594)	462
Investment, net of applicable allowance	3,333	(1,145)	2,188	1,802	892	2,694
Asset purchased under reverse repurchase agreements and securities borrowed	750	(5,504)	(4,754)	770	4,187	4,957
Loans						
Canada (2)						
Retail (2)	1,889	(1,563)	326	1,853	3,948	5,801
Wholesale (2)	2,312	(910)	1,402	3,392	25	3,417
U.S. (2)	822	(1,213)	(391)	26	1,445	1,471
Other international (2)	733	(68)	665	36	(148)	(112)
Total interest income	$ 12,548	$ (13,673)	$ (1,125)	$ 7,630	$ 10,329	$ 17,959
Liabilities						
Deposits						
Canada (2)	4,279	(7,394)	(3,115)	4,374	4,997	9,371
U.S. (2)	1,004	(1,055)	(51)	73	921	994
Other international (2)	1,569	(841)	728	(415)	626	211
Obligations related to securities sold short	898	(676)	222	(43)	(124)	(167)
Obligations related to assets sold under repurchase agreements and securities loaned	1,806	(5,465)	(3,659)	1,265	3,781	5,046
Subordinated debentures	55	(193)	(138)	97	12	109
Other interest-bearing liabilities	20	(179)	(159)	(381)	(48)	(429)
Total interest expense	$ 9,631	$ (15,803)	$ (6,172)	$ 4,970	$ 10,165	$ 15,135
Net interest income	$ 2,917	$ 2,130	$ 5,047	$ 2,660	$ 164	$ 2,824

(1) Volume/rate variance is allocated on the percentage relationships of changes in balances and changes in rates to the total net change in net interest income.
(2) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

Loans and acceptances by geography — Table 71

As at October 31 (Millions of Canadian dollars)	2025	2024
Canada (1)		
Residential mortgages	$ 454,346	$ 441,191
Personal	90,842	86,977
Credit cards	25,836	24,619
Small business	16,797	15,531
Retail	587,821	568,318
Wholesale	194,504	189,413
	$ 782,325	$ 757,731
U.S. (1)		
Retail	57,309	51,893
Wholesale	143,441	119,231
	200,750	171,124
Other International (1)		
Retail	7,214	6,767
Wholesale	59,245	51,830
	66,459	58,597
Total loans and acceptances	$ 1,049,534	$ 987,452
Total allowance for credit losses	(7,093)	(6,037)
Total loans and acceptances, net of allowance for credit losses	$ 1,042,441	$ 981,415

(1) Geographic information is based on residence of borrower.

Loans and acceptances by portfolio and sector			Table 72
As at October 31 (Millions of Canadian dollars)		**2025**	2024
Residential mortgages	$	**493,413**	$ 477,544
Personal		**115,345**	108,338
Credit cards		**26,789**	25,565
Small business		**16,797**	15,531
Retail	$	**652,344**	$ 626,978
Agriculture		**13,958**	13,065
Automotive		**14,155**	14,386
Banking		**9,397**	8,829
Consumer discretionary		**27,132**	23,670
Consumer staples		**11,193**	9,885
Oil and gas		**6,352**	6,362
Financial services		**47,894**	40,997
Financing products		**27,826**	18,161
Forest products		**2,452**	2,200
Governments		**5,716**	5,816
Industrial products		**15,743**	15,347
Information technology		**5,875**	5,788
Investments		**23,842**	21,454
Mining and metals		**2,715**	2,757
Public works and infrastructure		**3,246**	3,325
Real estate and related		**111,132**	102,885
Other services		**34,096**	31,758
Telecommunication and media		**9,065**	7,745
Transportation		**10,440**	10,450
Utilities		**14,219**	14,484
Other sectors		**742**	1,110
Wholesale	$	**397,190**	$ 360,474
Total loans and acceptances		**$ 1,049,534**	$ 987,452
Total allowance for credit losses		**(7,093)**	(6,037)
Total loans and acceptances, net of allowance for credit losses		**$ 1,042,441**	$ 981,415

Gross impaired loans by portfolio and geography — Table 73

As at October 31 (Millions of Canadian dollars, except for percentage amounts)	2025	2024
Residential mortgages	$ 1,681	$ 1,233
Personal	437	408
Small business	411	321
Retail	**2,529**	**1,962**
Agriculture	$ 283	$ 127
Automotive	157	263
Banking	30	54
Consumer discretionary	555	401
Consumer staples	115	138
Oil and gas	28	9
Financial services	213	120
Financing products	324	228
Forest products	82	147
Governments	31	12
Industrial products	271	235
Information technology	106	74
Investments	63	82
Mining and metals	21	3
Public works and infrastructure	38	11
Real estate and related	1,759	1,404
Other services	1,588	263
Telecommunication and media	117	105
Transportation	303	172
Utilities	23	30
Other sectors	46	27
Wholesale (1)	**6,153**	**3,905**
Total GIL (2)	**$ 8,682**	**$ 5,867**
Canada (3)		
Residential mortgages	$ 1,435	$ 1,007
Personal	383	354
Small business	411	321
Retail	2,229	1,682
Agriculture	282	126
Automotive	155	238
Banking	30	54
Consumer discretionary	423	298
Consumer staples	42	67
Oil and gas	28	9
Financial services	19	24
Financing products	193	228
Forest products	82	147
Governments	31	10
Industrial products	231	137
Information technology	53	38
Investments	26	21
Mining and metals	21	3
Public works and infrastructure	32	6
Real estate and related	1,101	750
Other services	191	140
Telecommunication and media	19	15
Transportation	282	139
Utilities	23	–
Other sectors	1	1
Wholesale	3,265	2,451
Total	$ 5,494	$ 4,133
U.S. (3)		
Retail	$ 172	$ 125
Wholesale	1,096	1,165
Total	$ 1,268	$ 1,290
Other International (3)		
Retail	$ 128	$ 155
Wholesale	1,792	289
Total	$ 1,920	$ 444
Total GIL	**$ 8,682**	**$ 5,867**
Allowance on impaired loans	(1,986)	(1,516)
Net impaired loans	**$ 6,696**	**$ 4,351**
GIL as a % of loans and acceptances		
Residential mortgages	0.34%	0.26%
Personal	0.38%	0.38%
Small business	2.45%	2.07%
Retail	0.39%	0.31%
Wholesale	1.55%	1.08%
Total	0.83%	0.59%
Allowance on impaired loans as a % of GIL	**22.88%**	**25.85%**

(1) Includes $195 million of purchased or originated credit-impaired loans (October 31, 2024 – $109 million).
(2) Past due loans greater than 90 days not included in impaired loans were $330 million in 2025 (2024 – $267 million). For further details, refer to Note 5 of our 2025 Annual Consolidated Financial Statements.
(3) Geographic information is based on residence of borrower.

Provision for credit losses by portfolio and geography		Table 74
For the year ended October 31 (Millions of Canadian dollars, except for percentage amounts)	2025	2024
Residential mortgages	$ 141	$ 86
Personal	821	680
Credit cards	828	670
Small business	171	150
Retail	**1,961**	**1,586**
Agriculture	$ 43	$ 24
Automotive	121	115
Banking	4	33
Consumer discretionary	299	97
Consumer staples	62	59
Oil and gas	6	(51)
Financial services	47	19
Financing products	110	40
Forest products	60	48
Governments	(7)	2
Industrial products	74	68
Information technology	35	21
Investments	23	3
Mining and metals	14	(1)
Public works and infrastructure	8	(6)
Real estate and related	230	403
Other services	427	40
Telecommunication and media	80	42
Transportation	117	63
Utilities	1	3
Other sectors	19	12
Wholesale	**1,773**	**1,034**
Total PCL on impaired loans	**$ 3,734**	**$ 2,620**
Canada (1)		
Residential mortgages	$ 152	$ 96
Personal	805	672
Credit cards	803	653
Small business	171	150
Retail	1,931	1,571
Agriculture	41	24
Automotive	121	114
Banking	4	36
Consumer discretionary	259	86
Consumer staples	13	33
Oil and gas	7	(4)
Financial services	5	11
Financing products	21	40
Forest products	60	48
Governments	(6)	2
Industrial products	82	61
Information technology	17	18
Investments	21	1
Mining and metals	14	(1)
Public works and infrastructure	8	(6)
Real estate and related	177	116
Other services	112	32
Telecommunication and media	8	8
Transportation	110	44
Utilities	4	–
Other sectors	8	–
Wholesale	1,086	663
Total	$ 3,017	$ 2,234
U.S. (1)		
Retail	$ 52	$ 33
Wholesale	225	366
Total	$ 277	$ 399
Other International (1)		
Retail	$ (22)	$ (19)
Wholesale	462	6
Total	$ 440	$ (13)
Total PCL on impaired loans	**$ 3,734**	**$ 2,620**
Total PCL on performing loans	**622**	**627**
Total PCL on other financial assets	**6**	**(15)**
Total PCL	**$ 4,362**	**$ 3,232**
PCL on loans as a % of average net loans and acceptances	**0.43%**	**0.35%**
PCL on impaired loans as a % of average net loans and acceptances (1)	**0.37%**	**0.28%**

(1)   Geographic information is based on residence of borrower.

Allowance on loans by portfolio and geography (1)				Table 75

As at and for the year ended October 31 (Millions of Canadian dollars, except percentage amounts)		2025		2024
Allowance against impaired loans				
Canada (2)				
Residential mortgages	$	255	$	163
Personal		205		185
Small business		138		105
Retail	$	598	$	453
Agriculture	$	29	$	26
Automotive		141		104
Banking		18		34
Consumer discretionary		154		54
Consumer staples		40		40
Oil and gas		7		1
Financial services		14		11
Financing products		56		39
Forest products		16		45
Governments		–		1
Industrial products		77		57
Information technology		15		15
Investments		24		7
Mining and metals		14		1
Public works and infrastructure		12		5
Real estate and related		172		127
Other services		92		26
Telecommunication and media		7		6
Transportation		30		44
Utilities		4		–
Other sectors		15		–
Wholesale	$	937	$	643
Total	$	1,535	$	1,096
U.S. (2)				
Retail	$	23	$	19
Wholesale		160		237
Total	$	183	$	256
Other International (2)				
Retail	$	65	$	76
Wholesale		203		88
Total	$	268	$	164
Total allowance on impaired loans	$	1,986	$	1,516
Allowance on performing loans				
Residential mortgages	$	480	$	341
Personal		1,406		1,272
Credit cards		1,356		1,232
Small business		212		166
Retail	$	3,454	$	3,011
Wholesale	$	2,019	$	1,825
Total allowance on performing loans	$	5,473	$	4,836
Total allowance on loans	$	7,459	$	6,352
Key ratios				
Allowance on loans as a % of loans and acceptances		0.71%		0.64%
Net write-offs as a % of average net loans and acceptances		0.28%		0.22%

(1)   Includes loans, acceptances and commitments.
(2)   Geographic information is based on residence of borrower.

Credit quality information by Canadian province (1)		Table 76

As at and for the year ended October 31 (Millions of Canadian dollars)	2025	2024
Loans and acceptances		
Atlantic provinces (2)	$ 37,937	$ 35,501
Quebec	88,665	86,426
Ontario	378,521	369,949
Alberta	87,758	82,860
Other Prairie provinces (3)	40,467	38,766
B.C. and territories (4)	148,977	144,229
Total loans and acceptances in Canada	$ 782,325	$ 757,731
Gross impaired loans		
Atlantic provinces (2)	$ 135	$ 148
Quebec	691	366
Ontario	2,753	2,219
Alberta	706	666
Other Prairie provinces (3)	282	181
B.C. and territories (4)	927	553
Total GIL in Canada	$ 5,494	$ 4,133
PCL on impaired loans		
Atlantic provinces (2)	$ 47	$ 46
Quebec	270	168
Ontario	2,040	1,510
Alberta	274	217
Other Prairie provinces (3)	121	80
B.C. and territories (4)	265	213
Total PCL on impaired loans in Canada	$ 3,017	$ 2,234

(1) Geographic information is based on residence of borrower.
(2) Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(3) Comprises Manitoba and Saskatchewan.
(4) Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
- *Adjusted effective income tax rate* – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted income before income taxes* – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted income taxes* – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted net income* – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted net income available to common shareholders* – calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted non-interest expense* – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
- *Adjusted total revenue* – calculated as total revenue excluding the impact of specified items.

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a "stamping fee" for providing this guarantee.

Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.

ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.

Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.

Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.

Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.

Basis point (bp)
One one-hundredth of a percentage point (.01%).

Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders' equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI's CAR guideline. For more details, refer to the Capital management section.

Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI's CAR guideline.

Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.

Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer's insolvency.

Credit default swaps (CDS)
A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative
A contract with the following characteristics: (a) its value changes in response to the change in an underlying (e.g., price of a financial instrument, index or financial rate); (b) it requires no initial net investment or an initial net investment that is smaller than for contracts with similar responses to changes in market factors; and (c) it is settled at a future date. Examples of derivatives include swaps, options, forward rate agreements and futures.

Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.

Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.

Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.

Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.

Efficiency ratio
Non-interest expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest expense and adjusted total revenue.

Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.

Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.

Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.

Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.

Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.

International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk based measure and is calculated in accordance with OSFI's LR guideline.

Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI's LR guideline and is defined as the sum of total assets plus off-balance sheet items after certain adjustments.

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI's LAR guideline.

Loan-to-value (LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.

Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI's LAR guideline.

Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount
The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI's mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage
The difference between our revenue growth rate and non-interest expense growth rate.

Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.

PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.

PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.

RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.

Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.

Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on- and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI's CAR guideline. For more details, refer to the Capital management section.

Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower's failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash collateral declines. The agent lender does not indemnify against the investment risk of re-investing cash collateral which is borne by the owner.

Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.

Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor's Financial Services LLP; Moody's Investor Service, Inc.; Fitch Ratings, Inc.; Kroll Bond Rating Agency, Inc. (KBRA‡); and DBRS Limited are used to risk-weight our Sovereign, Corporate and Bank exposures based on the CAR guideline issued by OSFI.

Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity's returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.

Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI's CAR guideline by dividing Tier 1 capital by risk-weighted assets.

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries' Tier 2 instruments.

Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under OSFI's TLAC guideline.

TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI's TLAC guideline.

TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI's TLAC guideline.

Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI's CAR guideline by dividing total capital by risk-weighted assets.

Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches' relative subordination.

Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.

Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day movement in market rates and prices.

Enhanced Disclosure Task Force recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in this 2025 Annual Report and Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB's Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into this 2025 Annual Report.

The following index summarizes our disclosure by EDTF recommendation:

Type of Risk	Recommendation	Disclosure	Location of disclosure	
			Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	136	1
	2	Define risk terminology and measures	65-69, 133-135	–
	3	Top and emerging risks	69-72	–
	4	New regulatory ratios	110-116	–
Risk governance, risk management and business model	5	Risk management organization	65-69	–
	6	Risk culture	65-69	–
	7	Risk in the context of our business activities	120	–
	8	Stress testing	68, 83	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	110-116	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	*
	11	Flow statement of the movements in regulatory capital	–	19
	12	Capital strategic planning	110-116	–
	13	RWA by business segments	–	20
	14	Analysis of capital requirement, and related measurement model information	72-76	*
	15	RWA credit risk and related risk measurements	–	*
	16	Movement of RWA by risk type	–	20
	17	Basel back-testing	67, 72-74	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	90-91, 96-97	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	92, 95	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	99-100	–
	21	Sources of funding and funding strategy	92-94	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	87-88	–
	23	Decomposition of market risk factors	83-88	–
	24	Market risk validation and back-testing	83	–
	25	Primary risk management techniques beyond reported risk measures and parameters	83-86	–
Credit risk	26	Bank's credit risk profile	72-82, 180-187	21-31*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	127-132	*
	27	Policies for identifying impaired loans	74-76, 122, 153-155	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	23, 28
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	77	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk	75-76	*
Other	31	Other risk types	102-110	–
	32	Publicly known risk events	107-108, 230-231	–

* These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended October 31, 2025 and for the year ended October 31, 2024.

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

Reports

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the *Bank Act* (Canada) and International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information appearing throughout our Management's Discussion and Analysis is consistent with these consolidated financial statements.

Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into our business and affairs as deemed necessary to determine whether the provisions of the *Bank Act* are being complied with, and that we are in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of our depositors and creditors.

PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit Committee and Board, has performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) as stated in their Independent Auditor's Report and Report of Independent Registered Public Accounting Firm, respectively. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

David I. McKay
President and Chief Executive Officer

Katherine Gibson
Chief Financial Officer

Toronto, December 2, 2025

Management's Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets;
• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are made only in accordance with authorizations of our management and directors; and
• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of October 31, 2025, based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2025, internal control over financial reporting was effective based on the criteria established in the *Internal Control – Integrated Framework (2013)*.

The effectiveness of our internal control over financial reporting as of October 31, 2025, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their Report of Independent Registered Public Accounting Firm, which appears herein.

David I. McKay
President and Chief Executive Officer

Katherine Gibson
Chief Financial Officer

Toronto, December 2, 2025

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited
The Bank's consolidated financial statements comprise:
• the consolidated balance sheets as of October 31, 2025 and 2024;
• the consolidated statements of income for the years then ended;
• the consolidated statements of comprehensive income for the years then ended;
• the consolidated statements of changes in equity for the years then ended;
• the consolidated statements of cash flows for the years then ended; and
• the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management's Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Allowance for Credit Losses on Loans Categorized as Stage 1 and Stage 2 (Stage 1 and Stage 2 ACL) *Refer to Note 2 – Summary of material accounting policies, estimates and judgments and Note 5 – Loans and allowance for credit losses to the consolidated financial statements.* The Bank's allowance for credit losses on loans was $7,459 million as of October 31, 2025 and represents management's estimate of expected credit losses on loans as of the balance sheet date, of which a significant portion relates to loans categorized as Stage 1 and Stage 2. Performing loans are categorized as Stage 1 from initial recognition to the date on which the loan has experienced a significant increase in credit risk relative to its initial recognition. Performing loans transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Loans are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses on loans is a complex calculation that involves a significant number of interrelated inputs and assumptions such as borrower risk ratings, forward-looking macroeconomic conditions, scenario design and the weight assigned to each scenario. The probability of default, loss given default and exposure at default inputs are modelled based on the macroeconomic variables that are most closely correlated with credit losses. Management's estimation of expected credit losses on loans categorized as Stage 1 and Stage 2 considers five distinct future	Our approach to addressing the matter included the following procedures, among others: • Testing the effectiveness of controls relating to the estimation of the Stage 1 and Stage 2 ACL, including controls over: ○ The probability of default, loss given default and exposure at default models. ○ The design of future macroeconomic scenarios, the forecasting of certain macroeconomic variables, and the probability-weighting of these scenarios. ○ The assignment of borrower risk ratings. ○ The completeness and accuracy of certain data inputs underlying the Stage 1 and Stage 2 ACL calculation. • Testing management's process for estimating the Stage 1 and Stage 2 ACL, which consisted of: ○ Testing the completeness and accuracy of certain underlying data used in the estimation of the Stage 1 and Stage 2 ACL. ○ Using professionals with specialized skill and knowledge to assist in evaluating: • The appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL.

Key audit matter	How our audit addressed the key audit matter

macroeconomic scenarios, each of which includes a forecast of relevant macroeconomic variables, designed to capture a wide range of possible outcomes and which are probability-weighted according to management's expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Significant management judgment is required in making assumptions and estimations when calculating the Stage 1 and Stage 2 ACL.

We considered this a key audit matter due to:

- The significant judgment required by management when estimating the Stage 1 and Stage 2 ACL.
- A high degree of auditor judgment and subjectivity in performing procedures related to management's assumptions for:
    - Designing future macroeconomic scenarios.
    - Forecasting certain macroeconomic variables.
    - Probability-weighting scenarios.
    - Assigning borrower risk ratings.
- The significant audit effort necessary to evaluate audit evidence as the estimation of the Stage 1 and Stage 2 ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based.
- The audit effort involved the use of professionals with specialized skill and knowledge.

- The reasonableness of significant inputs and assumptions used in the estimation of the Stage 1 and Stage 2 ACL related to:
    - The design of future macroeconomic scenarios.
    - Certain forecasted macroeconomic variables.
    - The probability-weights assigned to these scenarios.
    - The assignment of borrower risk ratings for samples of loans.

Uncertain Tax Positions
Refer to Note 2 – Summary of material accounting policies, estimates and judgments and Note 21 – Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank's tax positions to determine tax provisions, which includes management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank's tax positions by the relevant taxation authorities. In some cases, the Bank has received reassessments denying the tax deductibility of dividends from certain transactions including those with Tax Indifferent Investors.

We considered this a key audit matter due to:

- The significant judgment required by management, including a high degree of estimation uncertainty, when:
    - Interpreting the relevant tax laws.
    - Assessing the probability of acceptance of the Bank's tax positions, which includes management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities.
- A high degree of auditor judgment and subjectivity in evaluating the uncertain tax positions.
- The audit effort involved the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter included the following procedures, among others:

- Testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions.
- Testing management's process for (i) assessing the probability of acceptance of the Bank's tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. This consisted of:
    - Reviewing correspondence with relevant taxation authorities.
    - Evaluating the appropriateness of the methods used.
    - Testing the completeness and accuracy of underlying data used in the estimate.
    - Making inquiries of the Bank's internal and external legal counsel.
    - Evaluating, with the assistance of professionals with specialized skill and knowledge:
        - Application of relevant tax laws.
        - The reasonableness of management's assessment of whether it is probable that the relevant taxation authorities will accept the Bank's tax positions.
    - Evidence used by management.

Other information
Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis and the information, other than the consolidated financial statements and our auditor's report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Bank as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Lona Mathis.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 2, 2025

To the Shareholders and Board of Directors of Royal Bank of Canada

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Bank's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank's consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans Categorized as Stage 1 and Stage 2 (Stage 1 and Stage 2 ACL)
As described in Notes 2 and 5 to the consolidated financial statements, the Bank's allowance for credit losses on loans was $7,459 million as of October 31, 2025 and represents management's estimate of expected credit losses on loans as of the balance sheet date, of which a significant portion relates to loans categorized as Stage 1 and Stage 2. Performing loans are categorized as Stage 1 from initial recognition to the date on which the loan has experienced a significant increase in credit risk relative to its initial recognition. Performing loans transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Loans are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the

measurement of expected credit losses on loans is a complex calculation that involves a significant number of interrelated inputs and assumptions such as borrower risk ratings, forward-looking macroeconomic conditions, scenario design and the weight assigned to each scenario. The probability of default, loss given default and exposure at default inputs are modelled based on the macroeconomic variables that are most closely correlated with credit losses. Management's estimation of expected credit losses on loans categorized as Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of relevant macroeconomic variables, designed to capture a wide range of possible outcomes and which are probability-weighted according to management's expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Significant management judgment is required in making assumptions and estimations when calculating the Stage 1 and Stage 2 ACL.

The principal considerations for our determination that performing procedures relating to the Stage 1 and Stage 2 ACL is a critical audit matter are (i) the significant judgment required by management when estimating the Stage 1 and Stage 2 ACL; (ii) a high degree of auditor judgment and subjectivity in performing procedures related to management's assumptions for (a) designing future macroeconomic scenarios, (b) forecasting certain macroeconomic variables, (c) probability-weighting scenarios, and (d) assigning borrower risk ratings; (iii) the significant audit effort necessary to evaluate audit evidence as the estimation of the Stage 1 and Stage 2 ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the Stage 1 and Stage 2 ACL, including controls over (i) the probability of default, loss given default and exposure at default models; (ii) the design of future macroeconomic scenarios, the forecasting of certain macroeconomic variables, and the probability-weighting of these scenarios; (iii) the assignment of borrower risk ratings; and (iv) the completeness and accuracy of certain data inputs underlying the Stage 1 and Stage 2 ACL calculation. These procedures also included, among others, testing management's process for estimating the Stage 1 and Stage 2 ACL. This consisted of (i) testing the completeness and accuracy of certain underlying data used in the estimation of the Stage 1 and Stage 2 ACL; and (ii) with the assistance of professionals with specialized skill and knowledge, evaluating (a) the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL, and (b) the reasonableness of significant inputs and assumptions used in the estimation of the Stage 1 and Stage 2 ACL related to (1) the design of future macroeconomic scenarios, (2) certain forecasted macroeconomic variables, (3) the probability-weights assigned to these scenarios, and (4) the assignment of borrower risk ratings for samples of loans.

Uncertain Tax Positions
As described in Note 2 to the consolidated financial statements, the Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank's tax positions to determine tax provisions, which includes management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank's tax positions by the relevant taxation authorities. In some cases, as described in Note 21 to the consolidated financial statements, the Bank has received reassessments denying the tax deductibility of dividends from certain transactions including those with Tax Indifferent Investors.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment required by management, including a high degree of estimation uncertainty, when (a) interpreting the relevant tax laws, and (b) assessing the probability of acceptance of the Bank's tax positions, which includes management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities; (ii) a high degree of auditor judgment and subjectivity in evaluating the uncertain tax positions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions. These procedures also included, among others, testing management's process for (i) assessing the probability of acceptance of the Bank's tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management's estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. This consisted of (i) reviewing correspondence with relevant taxation authorities; (ii) evaluating the appropriateness of the methods used; (iii) testing the completeness and accuracy of underlying data used in the estimate; (iv) making inquiries of the Bank's internal and external legal counsel; and (v) evaluating, with the assistance of professionals with specialized skill and knowledge, the application of relevant tax laws, the reasonableness of management's assessment of whether it is probable that the relevant taxation authorities will accept the Bank's tax positions, and evidence used by management.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 2, 2025

We have served as the Bank's auditor since 2016.

Consolidated Balance Sheets

(Millions of Canadian dollars)	As at October 31 2025	As at October 31 2024
Assets		
Cash and due from banks	$ 37,024	$ 56,723
Interest-bearing deposits with banks	50,364	66,020
Securities (Note 4)		
Trading	219,067	183,300
Investment, net of applicable allowance	342,721	256,618
	561,788	439,918
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	350,803
Loans (Note 5)		
Retail	652,344	626,978
Wholesale	397,171	360,439
	1,049,515	987,417
Allowance for loan losses (Note 5)	(7,093)	(6,037)
	1,042,422	981,380
Other		
Derivatives (Note 9)	177,206	150,612
Premises and equipment (Note 10)	6,819	6,852
Goodwill (Note 11)	19,405	19,286
Other intangibles (Note 11)	7,402	7,798
Other assets (Note 13)	112,893	92,190
	323,725	276,738
Total assets	$ 2,325,006	$ 2,171,582
Liabilities and equity		
Deposits (Note 14)		
Personal	$ 529,740	$ 522,139
Business and government	946,314	839,670
Bank	39,562	47,722
	1,515,616	1,409,531
Other		
Obligations related to securities sold short	49,891	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	289,516	305,321
Derivatives (Note 9)	183,953	163,763
Insurance contract liabilities (Note 15)	24,327	22,231
Other liabilities (Note 17)	108,591	94,712
	656,278	621,313
Subordinated debentures (Note 18)	13,961	13,546
Total liabilities	2,185,855	2,044,390
Equity attributable to shareholders		
Preferred shares and other equity instruments (Note 19)	11,675	9,031
Common shares (Note 19)	20,753	20,952
Retained earnings	96,938	88,608
Other components of equity	9,726	8,498
	139,092	127,089
Non-controlling interests	59	103
Total equity	139,151	127,192
Total liabilities and equity	$ 2,325,006	$ 2,171,582

The accompanying notes are an integral part of these Consolidated Financial Statements.

David I. McKay
President and Chief Executive Officer

Cynthia Devine
Director

Consolidated Statements of Income

		For the year ended	
(Millions of Canadian dollars, except per share amounts)		October 31 **2025**	October 31 2024
Interest and dividend income (Note 3)			
Loans	$	**56,042**	$ 54,040
Securities		**20,055**	17,668
Assets purchased under reverse repurchase agreements and securities borrowed		**22,367**	27,121
Deposits and other		**5,361**	6,122
		103,825	104,951
Interest expense (Note 3)			
Deposits and other		**44,817**	47,256
Other liabilities		**25,371**	28,967
Subordinated debentures		**637**	775
		70,825	76,998
Net interest income		**33,000**	27,953
Non-interest income			
Insurance service result (Note 15)		**867**	777
Insurance investment result (Note 15)		**284**	294
Trading revenue		**3,125**	2,327
Investment management and custodial fees		**10,647**	9,325
Mutual fund revenue		**5,084**	4,437
Securities brokerage commissions		**1,905**	1,660
Service charges		**2,425**	2,294
Underwriting and other advisory fees		**2,899**	2,672
Foreign exchange revenue, other than trading		**1,301**	1,142
Card service revenue		**1,333**	1,273
Credit fees		**1,670**	1,592
Net gains on investment securities		**120**	170
Income (loss) from joint ventures and associates (Note 12)		**73**	(16)
Other		**1,872**	1,444
		33,605	29,391
Total revenue		**66,605**	57,344
Provision for credit losses (Notes 4 and 5)		**4,362**	3,232
Non-interest expense			
Human resources (Notes 16 and 20)		**23,122**	21,083
Equipment		**2,790**	2,537
Occupancy		**1,679**	1,805
Communications		**1,497**	1,369
Professional fees		**2,177**	2,525
Amortization of other intangibles (Note 11)		**1,759**	1,549
Other		**3,568**	3,382
		36,592	34,250
Income before income taxes		**25,651**	19,862
Income taxes (Note 21)		**5,282**	3,622
Net income	$	**20,369**	$ 16,240
Net income attributable to:			
Shareholders	$	**20,362**	$ 16,230
Non-controlling interests		**7**	10
	$	**20,369**	$ 16,240
Basic earnings per share (in dollars) (Note 22)	$	**14.10**	$ 11.27
Diluted earnings per share (in dollars) (Note 22)		**14.07**	11.25
Dividends per common share (in dollars)		**6.04**	5.60

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		For the year ended	
(Millions of Canadian dollars)		October 31 **2025**	October 31 2024
Net income	$	**20,369**	$ 16,240
Other comprehensive income (loss), net of taxes (Note 21)			
Items that will be reclassified subsequently to income:			
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income			
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income		**758**	1,104
Provision for credit losses recognized in income		**(5)**	(1)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income		**(121)**	(140)
		632	963
Foreign currency translation adjustments			
Unrealized foreign currency translation gains (losses)		**826**	1,029
Net foreign currency translation gains (losses) from hedging activities		**(315)**	(514)
Reclassification of losses (gains) on foreign currency translation to income		**(25)**	–
Reclassification of losses (gains) on net investment hedging activities to income		**–**	1
		486	516
Net change in cash flow hedges			
Net gains (losses) on derivatives designated as cash flow hedges		**780**	338
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income		**(669)**	(827)
		111	(489)
Items that will not be reclassified subsequently to income:			
Remeasurement gains (losses) on employee benefit plans (Note 16)		**329**	531
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss		**(894)**	(1,041)
Net gains (losses) on equity securities designated at fair value through other comprehensive income		**109**	117
		(456)	(393)
Total other comprehensive income (loss), net of taxes		**773**	597
Total comprehensive income (loss)	$	**21,142**	$ 16,837
Total comprehensive income attributable to:			
Shareholders	$	**21,134**	$ 16,827
Non-controlling interests		**8**	10
	$	**21,142**	$ 16,837

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

For the year ended October 31, 2025

(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
						Other components of equity						
Balance at beginning of period	$ 9,020	$ 21,013	$ 11	$ (61)	$ 88,608	$ (897)	$ 7,128	$ 2,267	$ 8,498	$ 127,089	$ 103	$ 127,192
Changes in equity												
Issues of share capital and other equity instruments	4,973	77	–	–	(28)				–	5,022	–	5,022
Common shares purchased for cancellation	–	(227)	–	–	(2,541)				–	(2,768)	–	(2,768)
Redemption of preferred shares and other equity instruments	(2,350)	–	–	–	–				–	(2,350)	–	(2,350)
Sales of treasury shares and other equity instruments	–	–	4,937	5,762	–				–	10,699	–	10,699
Purchases of treasury shares and other equity instruments	–	–	(4,916)	(5,811)	–				–	(10,727)	–	(10,727)
Share-based compensation awards	–	–	–	–	29				–	29	–	29
Dividends on common shares	–	–	–	–	(8,502)				–	(8,502)	–	(8,502)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(494)				–	(494)	(52)	(546)
Other	–	–	–	–	(40)				–	(40)	–	(40)
Net income	–	–	–	–	20,362				–	20,362	7	20,369
Total other comprehensive income (loss), net of taxes	–	–	–	–	(456)	632	485	111	1,228	772	1	773
Balance at end of period	$ 11,643	$ 20,863	$ 32	$ (110)	$ 96,938	$ (265)	$ 7,613	$ 2,378	$ 9,726	$ 139,092	$ 59	$ 139,151

For the year ended October 31, 2024

(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
						Other components of equity						
Balance at beginning of period	$ 7,323	$ 19,398	$ (9)	$ (231)	$ 81,059	$ (1,860)	$ 6,612	$ 2,756	$ 7,508	$ 115,048	$ 99	$ 115,147
Changes in equity												
Issues of share capital and other equity instruments	2,720	1,628	–	–	(18)				–	4,330	–	4,330
Common shares purchased for cancellation	–	(13)	–	–	(127)				–	(140)	–	(140)
Redemption of preferred shares and other equity instruments	(1,023)	–	–	–	2				–	(1,021)	–	(1,021)
Sales of treasury shares and other equity instruments	–	–	1,245	5,472	–				–	6,717	–	6,717
Purchases of treasury shares and other equity instruments	–	–	(1,225)	(5,302)	–				–	(6,527)	–	(6,527)
Share-based compensation awards	–	–	–	–	69				–	69	–	69
Dividends on common shares	–	–	–	–	(7,916)				–	(7,916)	–	(7,916)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(322)				–	(322)	(6)	(328)
Other	–	–	–	–	24				–	24	–	24
Net income	–	–	–	–	16,230				–	16,230	10	16,240
Total other comprehensive income (loss), net of taxes	–	–	–	–	(393)	963	516	(489)	990	597	–	597
Balance at end of period	$ 9,020	$ 21,013	$ 11	$ (61)	$ 88,608	$ (897)	$ 7,128	$ 2,267	$ 8,498	$ 127,089	$ 103	$ 127,192

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the year ended	
(Millions of Canadian dollars)	October 31 **2025**	October 31 2024
Cash flows from operating activities		
Net income	$ **20,369**	$ 16,240
Adjustments for non-cash items and others		
Provision for credit losses	**4,362**	3,232
Depreciation	**1,286**	1,364
Deferred income taxes	**(216)**	(1,529)
Amortization and impairment of other intangibles	**1,793**	1,617
(Income) loss from joint ventures and associates	**(73)**	16
Losses (gains) on investment securities	**(132)**	(170)
Losses (gains) on disposition of business	**–**	29
Adjustments for net changes in operating assets and liabilities		
Insurance contract liabilities	**2,096**	3,205
Net change in accrued interest receivable and payable	**(1,880)**	1,674
Current income taxes	**(936)**	945
Derivative assets	**(26,594)**	(4,797)
Derivative liabilities	**20,190**	17,593
Trading securities	**(35,767)**	8,886
Loans	**(62,098)**	(55,007)
Assets purchased under reverse repurchase agreements and securities borrowed	**41,120**	(10,168)
Obligations related to assets sold under repurchase agreements and securities loaned	**(15,805)**	(35,581)
Obligations related to securities sold short	**14,605**	727
Deposits	**106,085**	91,596
Brokers and dealers receivable and payable	**(107)**	(304)
Other	**(13,078)**	(16,429)
Net cash from (used in) operating activities	**55,220**	23,139
Cash flows from investing activities		
Change in interest-bearing deposits with banks	**15,656**	5,066
Proceeds from sales and maturities of investment securities	**232,439**	182,335
Purchases of investment securities	**(314,421)**	(193,307)
Net acquisitions of premises and equipment and other intangibles	**(2,243)**	(2,280)
Net proceeds from (cash transferred for) dispositions	**–**	15
Cash used in acquisitions, net of cash acquired	**–**	(12,716)
Net cash from (used in) investing activities	**(68,569)**	(20,887)
Cash flows from financing activities		
Issuance of subordinated debentures	**2,991**	3,250
Repayment of subordinated debentures	**(2,750)**	(1,500)
Issue of common shares, net of issuance costs	**72**	159
Common shares purchased for cancellation	**(2,768)**	(140)
Issue of preferred shares and other equity instruments, net of issuance costs	**4,945**	2,702
Redemption of preferred shares and other equity instruments	**(2,350)**	(1,021)
Sales of treasury shares and other equity instruments	**10,699**	6,717
Purchases of treasury shares and other equity instruments	**(10,727)**	(6,527)
Dividends paid on shares and distributions paid on other equity instruments	**(8,800)**	(6,637)
Dividends/distributions paid to non-controlling interests	**(39)**	(6)
Change in short-term borrowings of subsidiaries	**2,804**	(4,507)
Repayment of lease liabilities	**(788)**	(636)
Net cash from (used in) financing activities	**(6,711)**	(8,146)
Effect of exchange rate changes on cash and due from banks	**361**	628
Net change in cash and due from banks	**(19,699)**	(5,266)
Cash and due from banks at beginning of period (1)	**56,723**	61,989
Cash and due from banks at end of period (1)	$ **37,024**	$ 56,723
Cash flows from operating activities include:		
Amount of interest paid	$ **70,976**	$ 73,639
Amount of interest received	**100,508**	102,127
Amount of dividends received	**3,982**	3,502
Amount of income taxes paid	**6,087**	3,410

(1) We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $3 billion as at October 31, 2025 (October 31, 2024 – $2 billion; October 31, 2023 – $3 billion).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1　General information

Royal Bank of Canada and its subsidiaries (the Bank) provide diversified financial services including Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets products and services on a global basis. Refer to Note 26 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the *Bank Act* (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

These Consolidated Financial Statements are prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. These Consolidated Financial Statements also comply with Subsection 308 of the *Bank Act* (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with IFRS. The accounting policies outlined in Note 2 have been consistently applied to all periods presented.

On December 2, 2025, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2　Summary of material accounting policies, estimates and judgments

The material accounting policies used in the preparation of these Consolidated Financial Statements, including the accounting requirements prescribed by OSFI, are summarized below. These accounting policies conform, in all material respects, to IFRS. The same accounting policies have been applied to all periods presented.

General

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: determination of fair value of financial instruments, allowance for credit losses, insurance and reinsurance contracts, pensions and other post-employment benefits, income taxes, goodwill and other intangible assets, and provisions. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Significant judgments

In preparation of these Consolidated Financial Statements, management is required to make significant judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period. Significant judgments have been made in the following areas and discussed as noted in the Consolidated Financial Statements:

Consolidation of structured entities	Note 2 Note 8	Goodwill and other intangibles	Note 2 Note 11
Fair value of financial instruments	Note 2 Note 3	Application of the effective interest method	Note 2
Allowance for credit losses	Note 2 Note 4 Note 5	Derecognition of financial assets	Note 2 Note 7
Insurance and reinsurance contracts	Note 2 Note 15	Income taxes	Note 2 Note 21
Employee benefits	Note 2 Note 16	Provisions	Note 2 Note 23 Note 24

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain structured entities, after elimination of intercompany transactions, balances, revenues and expenses.

Consolidation

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity's returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third-party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

Non-controlling interests in subsidiaries that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from equity attributable to our shareholders. The net income attributable to non-controlling interests is separately disclosed in our Consolidated Statements of Income.

Investments in joint ventures and associates

Our investments in associated corporations and limited partnerships over which we have significant influence are accounted for using the equity method. The equity method is also applied to our interests in joint ventures over which we have joint control. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee's net profit or loss, including our proportionate share of the investee's Other comprehensive income (OCI), subsequent to the date of acquisition.

Financial Instruments

Classification of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI) or amortized cost based on our business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

Debt instruments are measured at amortized cost if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect (HTC) as described below, and (b) the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Debt instruments are measured at FVOCI if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect-and-Sell (HTC&S) as described below, and (b) the contractual terms of the instrument give rise, on specified dates, to cash flows that are SPPI.

All other debt instruments are measured at FVTPL.

Equity instruments are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset as FVOCI. This election is made on an instrument-by-instrument basis.

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:

- How the economic activities of our businesses generate benefits, for example through trading revenue, enhancing yields or hedging funding or other costs and how such economic activities are evaluated and reported to key management personnel;
- The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of the MD&A, and the activities undertaken to manage those risks;
- Historical and future expectations of sales of the loans or securities portfolios managed as part of a business model; and
- The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models fall into three categories, which are indicative of the key strategies used to generate returns:

- HTC: The objective of this business model is to hold loans and securities to collect contractual principal and interest cash flows. Sales are incidental to this objective and are expected to be insignificant or infrequent.
- HTC&S: Both collecting contractual cash flows and sales are integral to achieving the objective of the business model.
- Other fair value business models: These business models are neither HTC nor HTC&S, and primarily represent business models where assets are held-for-trading or managed on a fair value basis.

SPPI assessment

Instruments held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of solely payments of principal and interest. SPPI payments are those which would typically be expected from basic lending arrangements. Principal amounts include par repayments from lending and financing arrangements, and interest primarily relates to basic lending returns, including compensation for credit risk and the time value of money associated with the principal amount outstanding over a period of time. Interest can also include other basic lending risks and costs (for example, liquidity risk, servicing or administrative costs) associated with holding the financial asset for a period of time, and a profit margin.

Where the contractual terms introduce exposure to risk or variability of cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Securities

Trading securities include all securities that are classified as FVTPL by nature and securities designated as FVTPL. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are generally recorded in Non-interest income – Trading revenue or Non-interest income – Other except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result. Dividends and interest income accruing on Trading securities are recorded in Interest and dividend income except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result. Interest and dividends accrued on securities sold short are recorded in Interest expense.

Investment securities include all securities classified as FVOCI and amortized cost. All investment securities are initially recorded at fair value and subsequently measured according to the respective classification.

Investment securities carried at amortized cost are measured using the effective interest method, and are presented net of any allowance for credit losses, calculated in accordance with our policy for Allowance for credit losses, as described below. Interest income, including the amortization of premiums and discounts on securities measured at amortized cost are recorded in Interest and dividend income. Impairment gains or losses recognized on amortized cost securities are recorded in Provision for credit losses (PCL). When a debt instrument measured at amortized cost is sold, the difference between the sale proceeds and the amortized cost of the security at the time of the sale is recorded as Net gains on investment securities in Non-interest income.

Debt securities carried at FVOCI are measured at fair value with unrealized gains and losses arising from changes in fair value included in Other components of equity. Impairment gains and losses are included in PCL and correspondingly reduce the accumulated changes in fair value included in Other components of equity. When a debt instrument measured at FVOCI is sold, the cumulative gain or loss is reclassified from Other components of equity to Non-interest income – Net gains on investment securities, or Non-interest income – Insurance investment result if relating to the Insurance segment.

Equity securities carried at FVOCI are measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other components of equity and not subsequently reclassified to profit or loss when realized. Dividends from FVOCI equity securities are recognized in Interest and dividend income except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities measured at FVTPL, and changes in the fair value of securities measured at FVOCI between the trade and settlement dates are recorded in OCI except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income.

Fair value option

A financial instrument with a reliably measurable fair value can be designated as FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing. The fair value option can be used for financial assets if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing related gains and losses on a different basis (an accounting mismatch). The fair value option can be elected for financial liabilities if: (i) the election eliminates an accounting mismatch; (ii) the financial liability is part of a portfolio that is managed on a fair value basis, in accordance with a documented risk management or investment strategy; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

Financial assets designated as FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Non-interest income – Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial asset.

Financial liabilities designated as FVTPL are recorded at fair value and fair value changes attributable to changes in our own credit risk are recorded in OCI. Own credit risk amounts recognized in OCI will not be reclassified subsequently to net income. The remaining fair value changes not attributable to changes in our own credit risk are recorded in Non-interest income – Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial liability, except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result. Upon initial recognition, if we determine that presenting the effects of own credit risk changes in OCI would create or enlarge an accounting mismatch in net income, the full fair value change in our debt designated as FVTPL is recognized in net income. To make that determination, we assess whether we expect that the effects of changes in the liability's credit risk will be offset in profit or loss by a change in the fair value of another financial instrument measured at FVTPL. Such an expectation is based on an economic relationship between the characteristics of the liability and the characteristics of the other financial instrument. The determination is made at initial recognition and is not reassessed. To determine the fair value adjustments on our debt instruments designated as FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period.

Determination of fair value

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses the adequacy of governance structures and control processes for the valuation of these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure that fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. We give priority to those third-party pricing services and prices having the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders' or system values, other pricing service values and, when available, actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually, our model risk profile is reported to the Board of Directors.

IFRS 13 *Fair Value Measurement* permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine the fair value of certain portfolios of financial instruments, primarily derivatives, based on a net exposure to market or credit risk.

We record valuation adjustments to appropriately reflect counterparty credit quality of our derivative portfolio, differences between the actual counterparty collateral discount curve and standard overnight index swap (OIS) discounting for collateralized derivatives, funding valuation adjustments (FVA) for uncollateralized and under-collateralized over-the-counter (OTC) derivatives, unrealized gains or losses at inception of the transaction, bid-offer spreads, unobservable parameters and model limitations. These adjustments may be subjective as they require significant judgment in the input selection, such as implied probability of default (PD) and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The ultimate realized price for a transaction may differ from its fair recorded value previously estimated using management judgment.

Valuation adjustments are recorded for the credit risk of our derivative portfolios in order to arrive at their fair values. Credit valuation adjustments (CVA) take into account our counterparties' creditworthiness, the current and potential future mark-to-market of transactions and the effects of credit mitigants such as master netting and collateral agreements. CVA amounts are derived from estimates of exposure at default (EAD), PD, recovery rates on a counterparty basis and market and credit factor correlations. EAD is the value of expected derivative assets and liabilities at the time of default, estimated through modelling using underlying risk factors. PD is implied from the market prices for credit protection and the credit ratings of the counterparty. When market data is unavailable, it is estimated by incorporating assumptions and adjustments that market participants would use for determining fair value using these inputs. Correlation is the statistical measure of how credit and market factors may move in relation to one another. Correlation is estimated using historical data. CVA is calculated daily and changes are recorded in Non-interest income – Trading revenue.

FVA is also calculated to incorporate the cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Where required, a valuation adjustment is made to reflect the unrealized gain or loss at inception of a financial instrument contract where the fair value of that financial instrument is not obtained from a quoted market price or cannot be evidenced by other observable market transactions based on a valuation technique incorporating observable market data.

A bid-offer valuation adjustment is required when a financial instrument is valued at the mid-market price, instead of the bid or offer price for asset or liability positions, respectively. The valuation adjustment takes into account the spread from the mid-market price to either the bid or offer price.

Some valuation models require parameter calibration from such factors as market observable option prices. The calibration of parameters may be sensitive to factors such as the choice of instruments or optimization methodology. A valuation adjustment is also estimated to mitigate the uncertainties of parameter calibration and model limitations.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases, the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available

from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Loans

Loans are debt instruments recognized initially at fair value and are subsequently measured in accordance with the Classification of financial assets policy provided above. The majority of our loans are carried at amortized cost using the effective interest method, which represents the gross carrying amount less allowance for credit losses.

Interest on loans is recognized using the effective interest method and recorded in Interest income except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment. The estimated future cash flows used in this calculation include those determined by the contractual term of the asset and all fees that are considered to be integral to the effective interest rate. Also included in this amount are transaction costs and all other premiums or discounts. Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is a reasonable expectation that a loan will be originated, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into Non-interest income over the commitment or standby period. Future prepayment fees on mortgage loans are not included as part of the effective interest rate at origination. If prepayment fees are received on a renewal of a mortgage loan before maturity, the fee is included as part of the effective interest rate, and if not renewed, the prepayment fee is recognized in interest income at the prepayment date.

For loans carried at amortized cost or FVOCI, impairment losses are recognized at each balance sheet date in accordance with the three-stage impairment model outlined below.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, accounts and accrued interest receivable, and finance and operating lease receivables. ACL on loans measured at amortized cost is presented in Allowance for loan losses. ACL on debt securities measured at FVOCI is presented in Other components of equity. Other financial assets carried at amortized cost are presented net of ACL on our Consolidated Balance Sheets.

Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. ACL on off-balance sheet items is separately calculated and included in Other Liabilities – Provisions.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:
- Performing financial assets
  - Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.
  - Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.
- Impaired financial assets
  - Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

Increases or decreases in the required ACL attributable to model changes and new originations, sales or maturities, and changes in risk, parameters and exposures due to changes in loss expectations or stage transfers are recorded in PCL. Write-offs and recoveries of amounts previously written off are recorded against ACL.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages, the inclusion of forward-looking information and the application of expert credit judgment. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

Measurement of expected credit losses

Expected credit losses are based on a range of possible outcomes and consider all available reasonable and supportable information, including internal and external ratings, historical credit loss experience and expectations about future cash flows. The measurement of expected credit losses is based primarily on the product of the instrument's PD, loss given default (LGD), and EAD discounted to the reporting date. The main difference between Stage 1 and Stage 2 expected credit losses for performing financial assets is the respective calculation horizon. Stage 1 estimates project PD, LGD and EAD over a maximum period of 12 months while Stage 2 estimates project PD, LGD and EAD over the remaining lifetime of the instrument.

An expected credit loss estimate is produced for each individual exposure. Relevant parameters are modelled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward-looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment is exercised in determining the final expected credit losses.

For a small percentage of our portfolios which lack detailed historical information and/or loss experience, we apply simplified measurement approaches that may differ from what is described above. These approaches have been designed to maximize the available information that is reliable and supportable for each portfolio and may be collective in nature.

Expected credit losses are discounted to the reporting period date using the effective interest rate.

Expected life
For instruments in Stage 2 or Stage 3, loss allowances reflect expected credit losses over the expected remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life.

An exemption is provided for certain instruments with the following characteristics: (a) the instrument includes both a loan and undrawn commitment component; (b) we have the contractual ability to demand repayment and cancel the undrawn commitment; and (c) our exposure to credit losses is not limited to the contractual notice period. For products in scope of this exemption, the expected life may exceed the remaining contractual life and is the period over which our exposure to credit losses is not mitigated by our normal credit risk management actions. This period varies by product and risk category and is estimated based on our historical experience with similar exposures and consideration of credit risk management actions taken as part of our regular credit review cycle. Products in scope of this exemption include credit cards, overdraft balances and certain revolving lines of credit. Judgment is required in determining the instruments in scope for this exemption and estimating the appropriate remaining life based on our historical experience and credit risk mitigation practices.

Assessment of significant increase in credit risk
The assessment of significant increase in credit risk requires significant judgment. Movements between Stage 1 and Stage 2 are based on whether an instrument's credit risk as at the reporting date has increased significantly relative to the date it was initially recognized. For the purposes of this assessment, credit risk is based on an instrument's lifetime PD, not the losses we expect to incur. The assessment is generally performed at the instrument level.

Our assessment of significant increases in credit risk is performed at least quarterly based on three factors. If any of the following factors indicates that a significant increase in credit risk has occurred, the instrument is moved from Stage 1 to Stage 2:

(1) We have established thresholds for significant increases in credit risk based on both a percentage and absolute change in lifetime PD relative to initial recognition. For our wholesale portfolio, a decrease in the borrower's risk rating is also required to determine that credit risk has increased significantly.
(2) Additional qualitative reviews may be performed, as necessary, to assess the staging results, which may lead to adjustments to better reflect the positions whose credit risk has increased significantly. These reviews are completed at both the individual borrower levels and the portfolio level and may result in an instrument, a portfolio or a portion of a portfolio moving from Stage 1 to Stage 2.
(3) Instruments which are 30 days past due are generally considered to have experienced a significant increase in credit risk, even if our other metrics do not indicate that a significant increase in credit risk has occurred.

The thresholds for movement between Stage 1 and Stage 2 are symmetrical. After a financial asset has transferred to Stage 2, if its credit risk is no longer considered to have significantly increased relative to its initial recognition, the financial asset will move back to Stage 1.

For certain instruments with low credit risk as at the reporting date, it is presumed that credit risk has not increased significantly relative to initial recognition. Credit risk is considered to be low if the instrument has a low risk of default, and the borrower has the ability to fulfill their contractual obligations both in the near term and in the longer term, including periods of adverse changes in the economic or business environment. Certain interest-bearing deposits with banks, assets purchased under reverse repurchase agreements, insurance policy loans, and liquidity facilities extended to our multi-seller conduits have been identified as having low credit risk.

Use of forward-looking information
The measurement of expected credit losses for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment.

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five-year period, subsequently reverting to long-run averages. Macroeconomic variables used in our expected credit loss models include, but are not limited to, unemployment rates, gross domestic product growth rates, equity return indices, commodity prices and Canadian housing prices. Depending on their usage in the models, macroeconomic variables may be projected at a country, province/state or more granular level.

Our estimation of expected credit losses in Stage 1 and Stage 2 is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios. Our base case scenario is based on macroeconomic forecasts published by our internal economics group. The published forecasts are developed from models based on historical macroeconomic data, derived from public sources and financial markets. Upside and downside scenarios vary relative to our base case scenario based on reasonably possible alternative macroeconomic conditions. Additional and more severe downside scenarios are designed to capture a broader range of potential credit losses in certain sectors. Scenario design, including the identification of additional downside scenarios, occurs at least on an annual basis and more frequently if conditions warrant.

Scenarios are designed to capture a wide range of possible outcomes and weighted according to our best estimate of the relative likelihood of the range of outcomes that each scenario represents. Scenario weights take into account historical frequency, current trends, and forward-looking conditions and are updated on a quarterly basis. All scenarios considered are applied to all portfolios subject to expected credit losses with the same probabilities.

Our assessment of significant increases in credit risk is based on changes in probability-weighted forward-looking lifetime PDs as at the reporting date, using the same macroeconomic scenarios as the calculation of expected credit losses.

Definition of default
The definition of default used in the measurement of expected credit losses is consistent with the definition of default used for our internal credit risk management purposes. Our definition of default may differ across products and consider both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers, except as detailed below, default occurs when the borrower is more than 90 days past due on any material obligation to us, and/or we consider the borrower unlikely to make their payments in full without recourse action on our part, such as taking formal possession of any collateral held. For certain credit card balances, default occurs when payments are 180 days

past due. For these balances, the use of a period in excess of 90 days past due is reasonable and supported by observable data on write-off and recovery rates experienced on historical credit card portfolios. The definition of default used is applied consistently from period to period and to all financial instruments, unless it can be demonstrated that circumstances have changed such that another definition of default is more appropriate.

Credit-impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each balance sheet date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. An asset that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will transfer back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition, which could occur during the same reporting period as the transfer from Stage 3 to Stage 2.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the instrument's original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument.

When a financial asset is credit-impaired, interest ceases to be recognized on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortized cost of the asset, which is the gross carrying amount less the related ACL.

ACL for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

When individually significant loans are identified as impaired, we reduce the carrying value of the loans to their estimated realizable value by recording an individually assessed ACL to cover identified credit losses. The individually assessed ACL reflects the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and the impact of time delays in collecting principal and/or interest (time value of money). The estimated realizable value for each individually significant loan is the present value of expected future cash flows discounted using the original effective interest rate for each loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the estimated realizable amount may be determined using observable market prices for comparable loans, the fair value of collateral underlying the loans, and other reasonable and supported methods based on management judgment.

Individually-assessed allowances are established in consideration of a range of possible outcomes, which may include macroeconomic or non-macroeconomic scenarios, to the extent relevant to the circumstances of the specific borrower being assessed. Assumptions used in estimating expected future cash flows reflect current and expected future economic conditions and are generally consistent with those used in Stage 1 and Stage 2 measurement.

Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Collectively assessed loans (Stage 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collectively-assessed ACL reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

The expected principal and interest collection is estimated on a portfolio basis and references historical loss experience of comparable portfolios with similar credit risk characteristics, adjusted for the current environment and expected future conditions. A portfolio specific coverage ratio is applied against the impaired loan balance in determining the collectively-assessed ACL. The time value of money component is calculated by using the discount factors applied to groups of loans sharing common characteristics. The discount factors represent the expected recovery pattern of the comparable group of loans, and reflect the historical experience of these groups adjusted for current and expected future economic conditions and/or industry factors. Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Write-off of loans

Loans and the related ACL are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier. For credit cards, the balances and related ACL are generally written off when payment is 180 days past due. Personal loans are generally written off at 150 days past due.

Modifications

The original terms of a financial asset may be renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. The treatment of such modifications is primarily based on the process undertaken to execute the renegotiation and the nature and extent of the expected changes. In the normal course of business, modifications which are performed for credit reasons, primarily related to troubled debt restructurings, are generally treated as modifications of the original financial asset. Modifications which are performed for other than credit reasons are generally considered to be an expiry of the original cash flows; accordingly, such renegotiations are treated as a derecognition of the original financial asset and recognition of a new financial asset.

If a modification of terms does not result in derecognition of the financial asset, the carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss is recognized. The financial asset continues to be subject to the same assessments for significant increase in credit risk relative to initial recognition and credit-impairment, as described above. A modified financial asset will transfer out of Stage 3 if the conditions that led to it being identified as credit-impaired are no longer present and relate objectively to an event occurring after the original credit-impairment was recognized. A modified financial asset will transfer out of Stage 2 when it no longer satisfies the relative thresholds set to identify significant increases in credit risk, which are based on changes in its lifetime PD, days past due and other qualitative considerations. The financial asset continues to be monitored for significant increases in credit risk and credit-impairment.

If a modification of terms results in derecognition of the original financial asset and recognition of the new financial asset, the new financial asset will generally be recorded in Stage 1, unless it is determined to be credit-impaired at the time of the renegotiation. For the purposes of assessing for significant increases in credit risk, the date of initial recognition for the new financial asset is the date of the modification.

Derivatives

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments. If the host contract is a financial asset within the scope of IFRS 9 *Financial Instruments* (IFRS 9), the classification and measurement criteria are applied to the entire hybrid instrument as described in the Classification of financial assets section of Note 2. If the host contract is a financial liability or an asset that is not within the scope of IFRS 9, embedded derivatives are separately recognized if the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, unless an election has been made to elect the fair value option, as described above. The host contract is accounted for in accordance with the relevant standards. Embedded derivatives are presented on a combined basis with the host contracts.

All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, inclusive of valuation adjustments. When derivatives are used in trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Non-interest income – Trading revenue. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below. For derivatives used to manage our own exposures where we do not apply hedge accounting, the realized and unrealized gains and losses are primarily recognized in Non-interest income – Other.

Derecognition of financial assets

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third-party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Management judgment is applied in determining whether the contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive cash flows on the assets but assume an obligation to pay for those cash flows. We derecognize transferred financial assets if we transfer substantially all the risks and rewards of the ownership in the assets. When assessing whether we have transferred substantially all of the risk and rewards of the transferred assets, management considers our exposure before and after the transfer with the variability in the amount and timing of the net cash flows of the transferred assets. In transfers in which we retain the servicing rights, management has applied judgment in assessing the benefits of servicing against market expectations. When the benefits of servicing are greater than fair value, a servicing asset is recognized in Other assets in our Consolidated Balance Sheets. When the benefits of servicing are less than fair value, a servicing liability is recognized in Other liabilities in our Consolidated Balance Sheets.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest-bearing financial instruments except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Dividend income

Dividend income is recognized when the right to receive payment is established and is recorded in Interest and dividend income except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Transaction costs
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost and debt financial assets measured at FVOCI, capitalized transaction costs are amortized through net income over the estimated life of the instrument using the effective interest method.

Offsetting financial assets and financial liabilities
Financial assets and financial liabilities are offset on the Consolidated Balance Sheets when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements
We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. We monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. Reverse repurchase agreements are treated as collateralized lending transactions. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are classified or designated as FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income while changes in fair value for reverse repurchase agreements and repurchase agreements classified or designated as FVTPL are included in Trading revenue or Other in Non-interest income except for amounts relating to the Insurance segment, which are recorded in Non-interest income – Insurance investment result.

Hedge accounting
We have elected to continue to apply the hedge accounting principles under IAS 39 instead of those under IFRS 9.

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Our hedging strategies include the use of fair value hedges, cash flow hedges and net investment hedges. Derivatives used in hedging relationships are recorded in Other Assets – Derivatives or Other Liabilities – Derivatives on our Consolidated Balance Sheets. Foreign currency-denominated liabilities used in net investment hedging relationships are recorded in Deposits – Business and Government and Subordinated debentures on our Consolidated Balance Sheets. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments are 'highly effective' in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. We perform effectiveness testing to demonstrate that the relationship has been and is expected to be effective over the remaining term of the hedge. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument or hedged item is terminated or sold, or the forecast transaction is no longer deemed highly probable. Refer to Note 9 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income – Other. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income – Other. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Non-interest income – Other over the expected remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to changes in a fixed interest rate instrument's fair value caused by changes in interest rates.

Cash flow hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI and reclassified to profit or loss as the associated hedged forecast transaction occurs, while the ineffective portion is recognized in Non-interest income – Other. When hedge accounting is discontinued, the cumulative amounts previously recognized in OCI are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Unrealized gains and losses on derivatives are reclassified immediately to Non-interest income – Other when the hedged item is sold or terminated early, or when the forecast transaction is no longer expected to occur.

We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability.

Net investment hedges
In hedging our foreign currency exposure to a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income – Other. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Guarantees

Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount of expected credit losses and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

If the financial guarantee contract meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Insurance and reinsurance contracts

Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder are insurance contracts, which includes reinsurance contracts issued. Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us are reinsurance contracts held, and are accounted for separately from the underlying insurance contracts to which they relate. Embedded derivatives, investment components and promises to provide non-insurance services are separated from the insurance or reinsurance contract provided specific criteria are met. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:

- For insurance contracts with direct participating features (applicable primarily to our segregated fund insurance contracts), the variable fee approach (VFA) is applied.
- For insurance contracts and reinsurance contracts held with a short duration of one year or less (applicable primarily to our creditor reinsurance contracts issued, group life and health insurance contracts and travel insurance contracts), the premium allocation approach (PAA) is applied.
- The general measurement method (GMM) is applied to all remaining contracts.

Under the GMM and VFA, the carrying amount of a group of insurance or reinsurance contracts is measured as the sum of the fulfilment cash flows and the contractual service margin (CSM). The carrying amount is also the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The liability for incurred claims includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial risk, discounted using the current rates as at the reporting date determined using the discount rate methodology disclosed in Note 15. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial risk represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial risk as the insurance contract is fulfilled and is estimated using the margin approach disclosed in Note 15. The measurement of the groups of contracts requires the use of judgment in setting methodologies and assumptions for morbidity, mortality, longevity, policy lapses and other policyholder behaviour, policy dividends and directly attributable expenses, including acquisition costs allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on Non-interest income – Insurance service result and Insurance investment result. Subsequent changes in fulfilment cash flows related to future services adjust the CSM, unless the group is onerous in which case such changes are recognized in Non-interest income – Insurance service result along with changes related to past or current services.

For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration. Under the GMM, the CSM is adjusted for interest accretion using the discount rates that were locked-in at initial recognition of the groups or the discount rates that were locked-in at the transition date for groups where the fair value approach was applied. Under the VFA, the CSM is adjusted for changes in the amount of our share of the fair value of the underlying items, while the changes to the fair value of the underlying items, reflecting changes in the obligation to pay the policyholder, are recognized in Non-interest income – Insurance investment result.

Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims.

Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in Non-interest income – Insurance service result immediately. Any losses recognized relating to future service can be reversed in subsequent periods if the group of contracts is no longer onerous.

The insurance and reinsurance contract balances are remeasured at the end of each reporting period. We have elected to update the accounting estimates made in the previous interim period when remeasuring the insurance and reinsurance contracts in subsequent interim and annual reporting periods.

An insurance or reinsurance contract is derecognized when it is extinguished or modified such that the modification results in a change in the measurement model, a substantially different contract boundary or a change in the scope of the applicable standard for measuring a component of the contract.

Insurance service result comprises Insurance revenue less Insurance service expense and Net income (expense) from reinsurance contracts held.

- Insurance revenue is recognized as we provide insurance contract services under the groups of insurance contracts. For contracts measured using the PAA, the insurance revenue is generally recognized based on allocating expected premium receipts over the passage of time. For contracts measured using the GMM and VFA, insurance revenue represents the amount of consideration we expect to be entitled to in exchange for services in the period, which includes expected claims and expenses directly attributable to fulfilling insurance contracts (excluding any investment components), release of the risk adjustment for the period, CSM amortization to reflect services provided in the period, an allocation of premiums that relates to recovering insurance acquisition expenses and experience adjustments for premium receipts relating to current or past services.
- Insurance service expense arising from insurance contracts includes incurred claims and other directly attributable expenses in the current period (excluding investment components), amortization and impairment losses relating to insurance acquisition cash flows where applicable, changes relating to past or current services and changes in loss components of onerous groups of contracts.
- Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.

Insurance investment result comprises Net investment income, Net insurance finance income (expense) and Net reinsurance finance income (expense) from reinsurance contracts held.

- Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments, including segregated fund assets, and derivatives relating to the Insurance segment. Financial assets supporting the Insurance segment are primarily measured at FVTPL and FVOCI.
- Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money (including the time value of money relating to risk adjustment on non-financial risks) and financial risks on insurance contracts and reinsurance contracts held, respectively.

Employee benefits – Pensions and other post-employment benefits

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year's service, net interest on the net defined benefit liability (asset), past service cost and gains or losses on settlement. Remeasurements of the net defined benefit obligation, which comprise actuarial gains and losses and return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in OCI in the period in which they occur. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Amounts recognized in OCI will not be reclassified subsequently to net income. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment and is charged immediately to income.

For each defined benefit pension plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in Other liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Other assets on our Consolidated Balance sheets.

The calculation of defined benefit expenses and obligations requires significant judgment as the recognition is dependent on discount rates and various actuarial assumptions such as healthcare cost trend rates, projected salary increases, retirement age and mortality and termination rates. Due to the long-term nature of these plans, such estimates and assumptions are subject to inherent risks and uncertainties. For our pension and other post-employment benefit plans, the discount rate is determined by reference to market yields on high quality corporate bonds. Since the discount rate is based on currently available yields, and involves management's assessment of market liquidity, it is only a proxy for future yields. Actuarial assumptions, set in accordance with current practices in the respective countries of our plans, may differ from actual experience as country specific statistics are only estimates of future employee behaviour. These assumptions are determined by management and are reviewed by actuaries at least annually. Changes to any of the above assumptions may affect the amounts of benefits obligations, expenses and remeasurements that we recognize.

Our contributions to defined contribution pension plans are expensed when employees have rendered services in exchange for such contributions. Defined contribution pension expense is included in Non-interest expense – Human resources.

Share-based compensation

We offer share-based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares. Our other share-based compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The obligations for the Plans are accrued over their vesting periods. The Plans are generally settled in cash.

For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. For share-settled awards, our expected obligations recognized in equity are based on the fair value of our common shares at the date of grant. Changes in our obligations, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities for cash-settled awards and in Retained earnings for share-settled awards. Compensation expense is recognized in the year the awards are earned by plan participants based on the vesting schedule of the relevant plans, net of estimated forfeitures.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Current tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Deferred tax assets and liabilities are offset when the same conditions are satisfied. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, this causes the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authorities. Significant judgment is required in the interpretation of the relevant tax laws and in assessing the probability of acceptance of our tax positions to determine our tax provision, which includes our best estimate of uncertain tax positions that are under audit or appeal by the relevant tax authorities. We perform a review on a quarterly basis to incorporate our best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of our tax positions by the relevant tax authorities.

The determination of our deferred tax asset or liability also requires significant management judgment as the recognition is dependent on our projection of future taxable profits and tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in our projection will result in changes in deferred tax assets or liabilities on our Consolidated Balance Sheets, and also deferred tax expense on our Consolidated Statements of Income. We have applied the exception in IAS 12 *Income Taxes* from recognizing and disclosing Pillar Two deferred tax assets and liabilities. Refer to Note 21 for disclosure of Pillar Two tax information.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are objective indicators of impairment, by comparing the recoverable amount of a cash-generating unit (CGU) with its carrying amount. The recoverable amount of a CGU is the higher of its value in use (VIU) and its fair value less costs of disposal (FVLCD). The fair value of a CGU is estimated using valuation techniques such as a discounted cash flow method, adjusted to reflect the considerations of a prospective third-party buyer. External evidence such as binding sale agreements or recent transactions for similar businesses within the same industry is considered to the extent that it is available.

Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, in particular future cash flows, discount rates and terminal growth rates, due to the uncertainty in the timing and amount of cash flows and the forward-looking nature of these inputs. Future cash flows are based on financial plans agreed by management which are estimated based on forecast results, business initiatives, planned capital investments and returns to shareholders. Discount rates are based on the bank-wide cost of capital, adjusted for CGU-specific risks and currency exposure as reflected by differences in expected inflation. Bank-wide cost of capital is based on the Capital Asset Pricing Model, the Dividend Growth Model and peer analysis. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired, with any such impairment loss recognized in Non-interest expense.

The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

Upon disposal of a portion of a CGU, the carrying amount of goodwill related to the portion of the CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. Intangible assets acquired through a business combination are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Research and development costs that are not eligible for capitalization are expensed. After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any. Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives as follows: computer software – 3 to 10 years; and customer list and relationships – 7 to 20 years. Intangible assets with indefinite useful lives represent mutual fund management contracts.

Intangible assets are assessed for indicators of impairment at each reporting period. If there is an indication that an intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss was recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment.

Due to the subjective nature of these estimates, significant judgment is required in determining the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. Estimates of the recoverable amounts of our intangible assets rely on certain key inputs, including future cash flows and discount rates. Future cash flows are based on sales projections and allocated costs which are estimated based on forecast results and business initiatives. Discount rates are based on the bank-wide cost of capital, adjusted for asset-specific risks. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates.

Assets and liabilities of our foreign operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation, except for land which is not depreciated, and accumulated impairment losses. Cost comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and the initial estimate of any disposal costs. Depreciation is recorded principally on a straight–line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 5 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal. Depreciation methods, useful lives, and residual values are reassessed at each reporting period and adjusted as appropriate. Gains and losses on disposal are recorded in Non–interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset's carrying amount to its recoverable amount.

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset's recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

Right-of-use assets are also included in premises and equipment.

Leasing

At inception of a contract, we assess whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to obtain substantially all of the economic benefits from, and direct the use of, an identified asset for a period of time in return for consideration.

When we are the lessee in a lease arrangement, we initially record a right-of-use asset and corresponding lease liability, except for short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are unspecialized, common, technologically unsophisticated, widely available and widely used non-infrastructure assets. For short-term leases and leases of low-value assets, we record the lease payments as an operating expense on a straight-line basis over the lease term.

Where we are reasonably certain to exercise extension and termination options, they are included in the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at our incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method, recorded in Interest expense.

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for lease payments made on or before the commencement date, initial direct costs incurred, and an estimate of costs to dismantle, remove, or restore the asset, less any lease incentives received. Costs related to dismantling and removing leasehold improvements are capitalized as part of the leasehold improvement asset (rather than the right-of-use asset of the lease) when the leasehold improvements are separately capitalized.

The right-of-use asset is depreciated to the earlier of the lease term and the useful life, unless ownership will transfer to RBC or we are reasonably certain to exercise a purchase option, in which case the useful life of the right-of-use asset is used. We determine whether a right-of-use asset is impaired and account for any identified impairment loss as described in the premises and equipment accounting policies above.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

We are required to estimate the results of ongoing legal proceedings, and expenses to be incurred to dispose of capital assets. The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. It may not be possible to predict the resolution of these matters or the timing of their ultimate resolution. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized. Where appropriate, we apply judgment in limiting the extent of our provisions-related disclosures as not to prejudice our positions in matters of dispute.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third-party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Commissions and fees

Commissions and fees primarily relate to Investment management and custodial fees, Mutual fund revenue, Securities brokerage commissions, Services charges, Underwriting and other advisory fees, Card service revenue and Credit fees, and are recognized based on the applicable service contracts with clients.

Investment management and custodial fees and Mutual fund revenue are generally calculated as a percentage of daily, monthly or period-end net asset values (NAV) based on the terms of the contract with clients and are received monthly, quarterly, semiannually or annually, depending on the terms of the contract. Investment management and custodial fees are generally derived from assets under management (AUM) when our clients solicit the investment capabilities of an investment manager or from assets under administration (AUA) where the investment strategy is directed by the client or a designated third-party manager. Mutual fund revenue is generally derived from the daily NAV of the mutual funds. Investment management and custodial fees and Mutual fund revenue are recognized over time when the service is provided to the client, provided that it is highly probable that a significant reversal in the amount of revenue recognized will not occur.

Commissions earned on Securities brokerage services and Service charges that are related to the provision of specific transaction-type services are recognized when the service is fulfilled. Where services are provided over time, revenue is recognized as the services are provided.

Underwriting and other advisory fees primarily relate to underwriting of new issuances of debt or equity and various advisory services. Underwriting fees are generally expressed as a percentage of the funds raised through issuance and are recognized when the service has been completed. Advisory fees vary depending on the scope and type of engagement and can be fixed in nature or contingent on a future event. Advisory fees are recognized over the period in which the service is provided and are recognized only to the extent that it is highly probable that a significant reversal in the amount of revenue will not occur.

Card service revenue primarily includes interchange revenue and annual card fees. Interchange revenue is calculated as a fixed percentage of the transaction amount and recognized when the card transaction is settled. Annual card fees are fixed fees and are recognized over a 12-month period.

Credit fees are primarily earned for arranging syndicated loans and making credit available on undrawn facilities. The timing of the recognition of credit fees varies based on the nature of the services provided.

When service fees and other costs are incurred in relation to commissions and fees earned, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources based on our assessment of whether we have primary responsibility to fulfill the contract with the client and have discretion in establishing the price for the commissions and fees earned, which may require judgment.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and distributions on other equity instruments, any gains (losses) on redemption of preferred shares and other equity instruments net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. For stock options whose exercise price is less than the average market price of our common shares, using the treasury stock method, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the

period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital and other equity instruments
We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income. For compound instruments comprised of both liability and equity components, the liability component is initially measured at fair value with any residual amount assigned to the equity component.

Future changes in accounting policy and disclosure
Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments* which amends IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* (the Amendments). The Amendments clarify the recognition and derecognition of financial instruments and introduce an accounting policy option for financial liabilities settled through electronic payment systems. The Amendments also clarify classification guidance for financial assets with contingent features not directly related to changes in basic lending risks and introduce additional related disclosure requirements for financial instruments with such contingent features. The Amendments will be effective for us on November 1, 2026 and will be applied retrospectively with no restatement of comparative periods required. To manage the implementation of the Amendments, we established a program to assess the impact on systems, processes and financial reporting. We continue to assess the impact of adopting the Amendments on our Consolidated Financial Statements.

IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18)
In April 2024, the IASB issued IFRS 18, which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for aggregation and disaggregation of information. This standard will be effective for us on November 1, 2027 and will be applied retrospectively with restatement of comparative periods. To manage the transition to IFRS 18, we established a program to assess the impact on systems, processes and financial reporting required for adoption. We continue to assess the impact of adopting this standard on our Consolidated Financial Statements.

Note 3   Fair value of financial instruments

Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Embedded derivatives are presented on a combined basis with the host contracts in the Consolidated Balance Sheets. For measurement purposes, they are carried at fair value when conditions requiring separation are met.

| | As at October 31, 2025 | | | | | | | |
| | Carrying value and fair value | | | | Carrying value | Fair value | | |
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets								
Interest-bearing deposits with banks	$ –	$ 40,455	$ –	$ –	$ 9,909	$ 9,909	$ 50,364	$ 50,364
Securities								
Trading	212,878	6,189	–	–	–	–	219,067	219,067
Investment, net of applicable allowance	–	–	240,299	1,496	100,926	98,728	342,721	340,523
	212,878	6,189	240,299	1,496	100,926	98,728	561,788	559,590
Assets purchased under reverse repurchase agreements and securities borrowed	226,213	–	–	–	83,470	83,470	309,683	309,683
Loans, net of applicable allowance								
Retail	1,128	–	442	–	646,832	648,413	648,402	649,983
Wholesale	9,724	–	690	–	383,606	382,551	394,020	392,965
	10,852	–	1,132	–	1,030,438	1,030,964	1,042,422	1,042,948
Other								
Derivatives	177,206	–	–	–	–	–	177,206	177,206
Other assets (1)	14,382	–	–	–	58,487	58,487	72,869	72,869
Financial liabilities								
Deposits								
Personal	$ 942	$ 41,302			$ 487,496	$ 488,644	$ 529,740	$ 530,888
Business and government (2)	313	168,690			777,311	779,130	946,314	948,133
Bank (3)	–	2,908			36,654	36,657	39,562	39,565
	1,255	212,900			1,301,461	1,304,431	1,515,616	1,518,586
Other								
Obligations related to securities sold short	49,891	–			–	–	49,891	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	242,916			46,600	46,600	289,516	289,516
Derivatives	183,953	–			–	–	183,953	183,953
Other liabilities (4)	–	21,688			58,287	58,293	79,975	79,981
Subordinated debentures	–	232			13,729	13,887	13,961	14,119

(Millions of Canadian dollars)	As at October 31, 2024							
	Carrying value and fair value				Carrying value	Fair value		
	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets								
Interest-bearing deposits with banks	$ –	$ 53,996	$ –	$ –	$ 12,024	$ 12,024	$ 66,020	$ 66,020
Securities								
Trading	182,346	954	–	–	–	–	183,300	183,300
Investment, net of applicable allowance	–	–	155,118	1,242	100,258	96,336	256,618	252,696
	182,346	954	155,118	1,242	100,258	96,336	439,918	435,996
Assets purchased under reverse repurchase agreements and securities borrowed	284,311	–	–	–	66,492	66,492	350,803	350,803
Loans, net of applicable allowance								
Retail	915	–	580	–	622,098	619,320	623,593	620,815
Wholesale	6,177	2,030	1,003	–	348,577	345,561	357,787	354,771
	7,092	2,030	1,583	–	970,675	964,881	981,380	975,586
Other								
Derivatives	150,612	–	–	–	–	–	150,612	150,612
Other assets (1)	11,770	–	–	–	50,093	50,093	61,863	61,863
Financial liabilities								
Deposits								
Personal	$ 508	$ 33,799			$ 487,832	$ 490,170	$ 522,139	$ 524,477
Business and government (2)	191	156,238			683,241	684,748	839,670	841,177
Bank (3)	–	10,530			37,192	37,183	47,722	47,713
	699	200,567			1,208,265	1,212,101	1,409,531	1,413,367
Other								
Obligations related to securities sold short	35,286	–			–	–	35,286	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	270,663			34,658	34,658	305,321	305,321
Derivatives	163,763	–			–	–	163,763	163,763
Other liabilities (4)	(1,407)	–			69,597	69,850	68,190	68,443
Subordinated debentures	–	–			13,546	13,602	13,546	13,602

(1)   Includes financial instruments recognized in Other assets.
(2)   Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)   Bank deposits refer to deposits from regulated banks and central banks.
(4)   Includes financial instruments recognized in Other liabilities.

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the year ended October 31, 2025, the change in fair value during the period attributable to changes in credit risk for positions still held was a loss of $1 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $5 million. For the year ended October 31, 2024, the change in fair value during the period attributable to changes in credit risk for positions still held was a gain of $45 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $9 million. As at October 31, 2025, the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk was $1,035 million (October 31, 2024 – $954 million).

Financial liabilities designated as fair value through profit or loss

For our financial liabilities designated as FVTPL, we take into account changes in our own credit spread and the expected duration of the instrument to measure the change in fair value attributable to changes in credit risk.

(Millions of Canadian dollars)	As at or for the year ended October 31, 2025 (1)				
	Contractual maturity amount (2)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held	
				During the period	Cumulative (3)
Term deposits					
Personal	$ 40,965	$ 41,302	$ 337	$ 72	$ 229
Business and government (4)	174,268	168,690	(5,578)	744	926
Bank (5)	2,903	2,908	5	–	–
	218,136	212,900	(5,236)	816	1,155
Other					
Obligations related to assets sold under repurchase agreements and securities loaned	242,931	242,916	(15)	–	–
Other liabilities	26,925	21,688	(5,237)	401	401
Subordinated debentures	236	232	(4)	–	–
	$ 488,228	$ 477,736	$ (10,492)	$ 1,217	$ 1,556

(Millions of Canadian dollars)	As at or for the year ended October 31, 2024 (1) Contractual maturity amount (2)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held: During the period	Cumulative (3)
Term deposits					
Personal	$ 33,552	$ 33,799	$ 247	$ 221	$ 163
Business and government (4)	162,648	156,238	(6,410)	1,204	177
Bank (5)	10,520	10,530	10	–	–
	206,720	200,567	(6,153)	1,425	340
Other					
Obligations related to assets sold under repurchase agreements and securities loaned	270,625	270,663	38	–	–
Other liabilities	–	–	–	–	–
Subordinated debentures	–	–	–	–	–
	$ 477,345	$ 471,230	$ (6,115)	$ 1,425	$ 340

(1) $5 million in changes in fair value attributable to changes in credit risk were recognized in income for the year ended October 31, 2025, and $17 million in cumulative changes in credit risk were included in income for positions still held life-to-date (October 31, 2024 – $1 million and $9 million, respectively).
(2) Reflects the contractual undiscounted amounts due at payment dates for these financial instruments. These amounts do not reconcile directly with their associated carrying values as these amounts incorporate only undiscounted amounts due at payment dates and do not recognize premiums, discounts, expectations of early redemptions or mark-to-market adjustments that are recognized in the instruments' carrying values as at the balance sheet date.
(3) The cumulative change is measured from the initial designation of the liabilities as FVTPL. For the year ended October 31, 2025, $19 million of fair value gains previously included in OCI relate to financial liabilities derecognized during the year (October 31, 2024 – $15 million of fair value gains).
(4) Business and government term deposits include amounts from regulated deposit-taking institutions other than regulated banks.
(5) Bank term deposits refer to amounts from regulated banks and central banks.

Net gains (losses) from financial instruments classified and designated as fair value through profit or loss

Financial instruments classified as FVTPL, which includes mainly trading securities, derivatives, trading liabilities, and financial assets and liabilities designated as FVTPL are measured at fair value with realized and unrealized gains and losses recognized in Non-interest income.

(Millions of Canadian dollars)	For the year ended October 31 2025	October 31 2024
Net gains (losses) (1)		
Classified as fair value through profit or loss (2)	$ 6,689	$ 8,996
Designated as fair value through profit or loss (3)	(2,547)	(5,847)
	$ 4,142	$ 3,149
By product line (1)		
Interest rate and credit (4)	$ 2,556	$ 2,580
Equities	764	389
Foreign exchange and commodities	822	180
	$ 4,142	$ 3,149

(1) Excludes net gains from financial instruments classified as FVTPL of $395 million (October 31, 2024 – net gains of $2,251 million for financial instruments classified or designated as FVTPL) presented in Insurance investment result in the Consolidated Statements of Income.
(2) Excludes derivatives designated in a hedging relationship. Refer to Note 9 for net gains (losses) on these derivatives.
(3) For the year ended October 31, 2025, $2,555 million of net fair value losses on financial liabilities designated as FVTPL, other than those attributable to changes in our own credit risk, were included in Non-interest income (October 31, 2024 – losses of $5,838 million).
(4) Includes gains (losses) recognized on cross currency interest rate swaps.

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

(Millions of Canadian dollars)	For the year ended October 31 2025	October 31 2024
Interest and dividend income (1), (2)		
Financial instruments measured at fair value through profit or loss	$ 30,502	$ 35,550
Financial instruments measured at fair value through other comprehensive income	8,778	7,109
Financial instruments measured at amortized cost	64,545	62,292
	103,825	104,951
Interest expense (1)		
Financial instruments measured at fair value through profit or loss	$ 30,642	$ 34,150
Financial instruments measured at amortized cost	40,183	42,848
	70,825	76,998
Net interest income	$ 33,000	$ 27,953

(1) Excludes interest and dividend income for the year end October 31, 2025 of $1,244 million (October 31, 2024 – $958 million) and interest expense of $226 million (October 31, 2024 – $120 million) presented in Insurance investment result in the Consolidated Statements of Income.
(2) Includes dividend income for the year ended October 31, 2025 of $3,803 million (October 31, 2024 – $3,319 million), which is presented in Interest and dividend income in the Consolidated Statements of Income.

Fee income arising from financial instruments

For the year ended October 31, 2025, we earned $6,803 million in fees from banking services (October 31, 2024 – $6,347 million). For the year ended October 31, 2025, we also earned $19,850 million in fees from investment management, trust, custodial, underwriting, brokerage and other similar fiduciary services to retail and institutional clients (October 31, 2024 – $17,467 million). These fees are included in Non-interest income.

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at									
	October 31, 2025					October 31, 2024				
	Fair value measurements using			Netting		Fair value measurements using			Netting	
(Millions of Canadian dollars)	Level 1	Level 2	Level 3	adjustments	Fair value	Level 1	Level 2	Level 3	adjustments	Fair value
Financial assets										
Interest-bearing deposits with banks	$ –	$ 40,455	$ –	$	$ 40,455	$ –	$ 53,996	$ –	$	$ 53,996
Securities										
Trading										
Debt issued or guaranteed by:										
Canadian government										
Federal	17,707	2,864	–		20,571	11,611	2,173	–		13,784
Provincial and municipal	–	16,891	–		16,891	–	16,588	–		16,588
U.S. federal, state, municipal and agencies (1)	435	40,322	–		40,757	1,852	29,136	–		30,988
Other OECD government (2)	7,152	7,265	–		14,417	2,481	2,153	–		4,634
Mortgage-backed securities	–	74	–		74	–	3	–		3
Asset-backed securities	–	1,295	–		1,295	–	1,434	–		1,434
Corporate debt and other debt	–	25,957	32		25,989	–	26,195	–		26,195
Equities	93,397	2,813	2,863		99,073	84,814	2,316	2,544		89,674
	118,691	97,481	2,895		219,067	100,758	79,998	2,544		183,300
Investment										
Debt issued or guaranteed by:										
Canadian government										
Federal	30,110	9,756	–		39,866	4,623	8,546	–		13,169
Provincial and municipal	–	11,318	–		11,318	–	7,554	–		7,554
U.S. federal, state, municipal and agencies (1)	196	130,495	–		130,691	42	80,224	–		80,266
Other OECD government (2)	1,600	10,333	–		11,933	2,370	7,786	–		10,156
Mortgage-backed securities	–	2,645	29		2,674	–	2,603	31		2,634
Asset-backed securities	–	10,139	–		10,139	–	9,357	–		9,357
Corporate debt and other debt	–	33,544	134		33,678	–	31,839	143		31,982
Equities	547	367	582		1,496	432	304	506		1,242
	32,453	208,597	745		241,795	7,467	148,213	680		156,360
Assets purchased under reverse repurchase agreements and securities borrowed	–	226,213	–		226,213	–	284,311	–		284,311
Loans	–	10,710	1,274		11,984	–	8,924	1,781		10,705
Other										
Derivatives										
Interest rate contracts	–	25,871	293		26,164	–	27,719	354		28,073
Foreign exchange contracts	–	100,604	102		100,706	–	98,480	3		98,483
Credit derivatives	–	350	2		352	–	273	–		273
Other contracts	11,478	41,543	110		53,131	2,553	23,830	21		26,404
Valuation adjustments	–	(1,035)	(45)		(1,080)	–	(1,067)	14		(1,053)
Total gross derivatives	11,478	167,333	462		179,273	2,553	149,235	392		152,180
Netting adjustments				(2,067)	(2,067)				(1,568)	(1,568)
Total derivatives					177,206					150,612
Other assets	6,108	8,270	4		14,382	5,291	6,472	7		11,770
	$ 168,730	$ 759,059	$ 5,380	$ (2,067)	$ 931,102	$ 116,069	$ 731,149	$ 5,404	$ (1,568)	$ 851,054
Financial liabilities										
Deposits										
Personal	$ –	$ 41,943	$ 301	$	$ 42,244	$ –	$ 33,829	$ 478	$	$ 34,307
Business and government	–	169,003	–		169,003	–	156,429	–		156,429
Bank	–	2,908	–		2,908	–	10,530	–		10,530
Other										
Obligations related to securities sold short	18,678	31,213	–		49,891	15,172	20,114	–		35,286
Obligations related to assets sold under repurchase agreements and securities loaned	–	242,916	–		242,916	–	270,663	–		270,663
Derivatives										
Interest rate contracts	–	20,679	901		21,580	–	24,852	847		25,699
Foreign exchange contracts	–	95,045	46		95,091	–	93,164	54		93,218
Credit derivatives	–	262	–		262	–	218	–		218
Other contracts	12,657	56,287	366		69,310	3,212	42,961	324		46,497
Valuation adjustments	–	(257)	34		(223)	–	(297)	(4)		(301)
Total gross derivatives	12,657	172,016	1,347		186,020	3,212	160,898	1,221		165,331
Netting adjustments				(2,067)	(2,067)				(1,568)	(1,568)
Total derivatives					183,953					163,763
Other liabilities	–	21,688	–		21,688	287	(1,694)	–		(1,407)
Subordinated debentures	–	232	–		232	–	–	–		–
	$ 31,335	$ 681,919	$ 1,648	$ (2,067)	$ 712,835	$ 18,671	$ 650,769	$ 1,699	$ (1,568)	$ 669,571

(1)   United States (U.S.).
(2)   Organisation for Economic Co-operation and Development (OECD).

Fair values of our significant assets and liabilities measured on a recurring basis are determined and classified in the fair value hierarchy table using the following valuation techniques and inputs.

Interest-bearing deposits with banks

The majority of our Interest-bearing deposits with banks are designated as FVTPL. These FVTPL deposits are composed of short-dated deposits placed with banks, and are included in Interest-bearing deposits with banks in the fair value hierarchy table. The fair values of these instruments are determined using the discounted cash flow method. The inputs to the valuation models include interest rate swap curves and credit spreads, where applicable. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Government bonds (Canadian, U.S. and other OECD governments)

Government bonds are included in Canadian government debt, U.S. federal, state, municipal and agencies debt, Other OECD government debt and Obligations related to securities sold short in the fair value hierarchy table. The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the hierarchy. The fair values of securities that are not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and U.S. municipal bonds

The fair values of corporate and U.S. municipal bonds, which are included in Corporate debt and other debt, U.S. federal, state, municipal and agencies debt and Obligations related to securities sold short in the fair value hierarchy table, are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, the discounted cash flow method using rate inputs such as benchmark yields (Canadian Overnight Repo Rate Average (CORRA), Secured Overnight Financing Rate (SOFR) and other similar reference rates) and risk spreads of comparable securities. Securities with observable prices or rate inputs are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Asset-backed securities (ABS) and Mortgage-backed securities (MBS)

ABS and MBS are included in Asset-backed securities, Mortgage-backed securities, Canadian government debt, U.S. federal, state, municipal and agencies debt, and Obligations related to securities sold short in the fair value hierarchy table. Inputs for valuation of ABS and MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and LGD that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Where security prices and inputs are observable, ABS and MBS are classified as Level 2 in the hierarchy. Otherwise, they are classified as Level 3 in the hierarchy.

Equities

Equities consist of listed and unlisted common shares, private equities, mutual funds and hedge funds with certain redemption restrictions and are included in equities and obligations for securities sold short. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow method with forecasted cash flows and discount rate as inputs. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable. Hedge funds are valued using Net Asset Values (NAV). If we can redeem a hedge fund at NAV prior to the next quarter end, the fund is classified as Level 2 in the hierarchy. Otherwise, it is classified as Level 3 in the hierarchy.

Loans

Loans include base metal loans, corporate loans and asset-backed financing loans. Fair values are determined based on market prices, if available, or discounted cash flow method using the following inputs: market interest rates, base metal commodity prices, market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit derivative prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and day count convention. Loans with market prices or observable inputs are classified as Level 2 in the hierarchy and loans with unobservable inputs that have significant impacts on the fair values are classified as Level 3 in the hierarchy.

Derivatives

The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are typically classified as Level 1 in the hierarchy. OTC derivatives primarily consist of interest rate contracts, foreign exchange contracts, commodity derivatives, equity derivatives and credit derivatives. The exchange-traded or OTC interest rate, foreign exchange and commodity and equity derivatives are included in Interest rate contracts, Foreign exchange contracts and Other contracts, respectively, in the fair value hierarchy table. The fair values of OTC derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, CVA, FVA, OIS, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy.

Securities borrowed or purchased under resale agreements and securities loaned or sold under repurchase agreements
In the fair value hierarchy table, these instruments are included in Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned. The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Deposits
A majority of our deposits are measured at amortized cost but certain deposits are designated as FVTPL. These FVTPL deposits include deposits taken from clients, issuances of certificates of deposits and promissory notes, and interest rate and equity linked notes. The fair values of these instruments are determined using the discounted cash flow method and derivative option valuation models. The inputs to the valuation models include benchmark yield curves, credit spreads, interest rates, equity and interest rate volatility, dividends and correlation, where applicable. They are classified as Level 2 or 3 instruments in the hierarchy, depending on the significance of the unobservable credit spreads, volatility, dividend and correlation rates.

Other liabilities
Other liabilities primarily consist of financial liabilities related to commodities such as gas and precious metals, which are designated as FVTPL. The fair values of these liabilities are calculated by the discounted cash flow method using applicable inputs such as market interest rates, our funding spreads, commodity forward prices and spot prices. These commodity-related financial liabilities are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)
The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at October 31, 2025 (Millions of Canadian dollars, except for prices, percentages and ratios)

		Fair value				Range of input values (1), (2)		
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives	Corporate debt and other debt	$ –		Price-based	Prices	$ 61.56	$ 225.00	$ 88.89
	Loans	1,274		Discounted cash flows	Credit spread	1.27%	11.23%	6.25%
	Derivative liabilities		$ –		Credit enhancement	11.36%	15.15%	12.63%
Government debt and municipal bonds	Corporate debt and other debt	166		Discounted cash flows	Yields	3.93%	9.00%	6.44%
Private equities, hedge fund investments and related equity derivatives	Equities	3,445		Market comparable	EV/EBITDA multiples	4.39X	16.40X	7.14X
	Derivative liabilities		–	Discounted cash flows	EV/Rev multiples	0.91X	6.36X	2.45X
				Price-based	P/E multiples	6.27X	25.20X	10.34X
					Liquidity discounts (4)	10.00%	40.00%	10.29%
					Discount rate	8.50%	8.50%	8.50%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)	Derivative assets	293		Discounted cash flows	Interest rates	2.60%	4.63%	Even
	Derivative liabilities		901	Option pricing model	CPI swap rates	1.98%	2.08%	Even
					IR-IR correlations	46.50%	94.30%	Even
					FX-IR correlations	(48.50)%	81.90%	Even
					FX-FX correlations	(80.10)%	77.70%	Even
Equity derivatives and equity-linked structured notes (6), (7)	Derivative assets	110		Discounted cash flows	Dividend yields	0.00%	8.55%	Lower
	Deposits		301	Option pricing model	EQ correlations	6.30%	95.85%	Middle
	Derivative liabilities		324		EQ-FX correlations	(77.11)%	50.38%	Middle
					EQ volatilities	6.00%	146.87%	Lower
Other (8)	Derivative assets	59						
	Other assets	4						
	Mortgage-backed securities	29						
	Derivative liabilities		122					
Total		$ 5,380	$ 1,648					

As at October 31, 2024 (Millions of Canadian dollars, except for prices, percentages and ratios)

Products	Reporting line in the fair value hierarchy table	Fair value — Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Range of input values (1), (2) — Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives	Corporate debt and other debt	$ –		Price-based	Prices	$ 64.67	$ 116.25	$ 92.07
	Loans	1,781		Discounted cash flows	Credit spread	1.45%	10.90%	6.17%
	Derivative liabilities		$ 2		Credit enhancement	11.70%	15.60%	13.00%
Government debt and municipal bonds	Corporate debt and other debt	143		Discounted cash flows	Yields	6.54%	9.55%	7.54%
Private equities, hedge fund investments and related equity derivatives	Equities	3,050		Market comparable	EV/EBITDA multiples	3.20X	17.20X	7.94X
	Derivative liabilities		–	Discounted cash flows	EV/Rev multiples	0.70X	5.72X	2.59X
				Price-based	P/E multiples	7.30X	22.60X	11.27X
					Liquidity discounts (4)	10.00%	40.00%	10.40%
					Discount rate	8.50%	8.50%	8.50%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)	Derivative assets	355		Discounted cash flows	Interest rates	1.89%	4.59%	Even
	Derivative liabilities		900	Option pricing model	CPI swap rates	1.84%	1.96%	Even
					IR-IR correlations	48.00%	86.00%	Even
					FX-IR correlations	(76.00)%	66.00%	Even
					FX-FX correlations	(74.00)%	61.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)	Derivative assets	21		Discounted cash flows	Dividend yields	0.00%	10.60%	Lower
	Deposits		478	Option pricing model	EQ correlations	6.30%	95.85%	Middle
	Derivative liabilities		283		EQ-FX correlations	(77.11)%	50.38%	Middle
					EQ volatilities	6.00%	146.87%	Lower
Other (8)	Derivative assets	16						
	Other assets	7						
	Mortgage-backed securities	31						
	Derivative liabilities		36						
Total		$ 5,404	$ 1,699					

(1) The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.

(2) Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.

(3) Enterprise Value (EV); Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); Price / Earnings (P/E); Revenue (Rev); Consumer Price Index (CPI); Interest Rate (IR); Foreign Exchange (FX); Equity (EQ)

(4) Fair value of securities with liquidity discount inputs totalled $624 million (October 31, 2024 – $541 million).

(5) NAV of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.

(6) The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.

(7) The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.

(8) Other primarily includes certain insignificant instruments such as auction rate securities, commodity derivatives, foreign exchange derivatives, contingent considerations, bank-owned life insurance and retractable shares.

n.a. not applicable

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument's yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument's yield and a benchmark instrument's yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to determine the present value of future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread/discount margin for an instrument forms part of the yield used in a discounted cash flow method.

Funding spread

Funding spreads are credit spreads specific to funding or deposit rates. A decrease in funding spreads, on its own, will increase the fair value of our liabilities, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decrease in the default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates
A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and LGD
A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the recovered amount divided by the loan balance due, expressed as a percentage. The inverse concept of recovery is LGD. LGD is an estimation of the loan amount not collected when a loan defaults. The LGD is the loss amount divided by the loan balance due, expressed as a percentage. Generally, an increase in the recovery rate or a decrease in the LGD will increase the loan fair value, and vice versa.

Volatility rates
Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option's fair value depending on the option's terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying's market price, the strike price and maturity.

Dividend yields
A dividend yield is the underlying equity's expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option's value, depending on the option's terms.

Correlation rates
Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument's payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange). Changes in correlation will either increase or decrease a financial instrument's fair value depending on the terms of the instrument.

Interest rates
An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates
A CPI swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts
Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Credit Enhancement
Credit enhancement is an input to the valuation of securitized transactions and is the amount of loan loss protection for a senior tranche. Credit enhancement is expressed as a percentage of the transaction sizes. An increase in credit enhancement will cause the credit spread to decrease and the tranche fair value to increase, and vice versa.

Interrelationships between unobservable inputs
Unobservable inputs, including the above discount margin, default rate, prepayment rate, and recovery and LGD, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and LGD. Discount margins will generally decrease when default rates decline or when recovery rates increase.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

(Millions of Canadian dollars)	For the year ended October 31, 2025								
	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets									
Securities									
Trading									
Debt issued or guaranteed by:									
Corporate debt and other debt	$ –	$ –	$ –	$ 3	$ (3)	$ 83	$ (51)	$ 32	$ –
Equities	2,544	(188)	9	732	(233)	7	(8)	2,863	(87)
	2,544	(188)	9	735	(236)	90	(59)	2,895	(87)
Investment									
Mortgage-backed securities	31	2	(2)	–	(2)	–	–	29	2
Corporate debt and other debt	143	6	9	–	(24)	–	–	134	6
Equities	506	21	48	32	(25)	–	–	582	21
	680	29	55	32	(51)	–	–	745	29
Loans	1,781	66	–	248	(817)	10	(14)	1,274	(3)
Other									
Net derivative balances (3)									
Interest rate contracts	(493)	(103)	3	24	(29)	(11)	1	(608)	(116)
Foreign exchange contracts	(51)	(4)	2	4	(1)	100	6	56	3
Credit derivatives	–	–	–	2	–	–	–	2	–
Other contracts	(303)	5	(1)	(127)	19	(360)	511	(256)	(35)
Valuation adjustments	18	–	–	(33)	(64)	–	–	(79)	–
Other assets	7	–	–	–	(3)	–	–	4	–
	$ 4,183	$ (195)	$ 68	$ 885	$ (1,182)	$ (171)	$ 445	$ 4,033	$ (209)
Liabilities									
Deposits	$ (478)	$ (79)	$ (2)	$ (674)	$ 156	$ (274)	$ 1,050	$ (301)	$ 16
	$ (478)	$ (79)	$ (2)	$ (674)	$ 156	$ (274)	$ 1,050	$ (301)	$ 16

(Millions of Canadian dollars)	For the year ended October 31, 2024								
	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets									
Securities									
Trading									
Corporate debt and other debt	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Equities	2,266	(195)	5	577	(88)	1	(22)	2,544	(128)
	2,266	(195)	5	577	(88)	1	(22)	2,544	(128)
Investment									
Mortgage-backed securities	29	–	2	–	–	–	–	31	n.s.
Corporate debt and other debt	149	–	11	–	(17)	–	–	143	n.s.
Equities	466	–	35	6	(3)	2	–	506	n.s.
	644	–	48	6	(20)	2	–	680	n.s.
Loans	1,859	(25)	37	513	(445)	70	(228)	1,781	63
Other									
Net derivative balances (3)									
Interest rate contracts	(662)	46	1	(47)	145	30	(6)	(493)	51
Foreign exchange contracts	(49)	(15)	7	14	3	3	(14)	(51)	(9)
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(438)	(139)	2	(106)	8	(330)	700	(303)	31
Valuation adjustments	3	–	–	(4)	19	–	–	18	–
Other assets	11	–	–	–	(4)	–	–	7	–
	$ 3,634	$ (328)	$ 100	$ 953	$ (382)	$ (224)	$ 430	$ 4,183	$ 8
Liabilities									
Deposits	$ (383)	$ (119)	$ –	$ (583)	$ 165	$ (120)	$ 562	$ (478)	$ (40)
	$ (383)	$ (119)	$ –	$ (583)	$ 165	$ (120)	$ 562	$ (478)	$ (40)

(1) These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $35 million for the year ended October 31, 2025 (October 31, 2024 – gains of $38 million) excluding the translation gains or losses arising on consolidation.

(2) Other includes amortization of premiums or discounts recognized in net income.

(3) Net derivatives as at October 31, 2025 included derivative assets of $462 million (October 31, 2024 – $392 million) and derivative liabilities of $1,347 million (October 31, 2024 – $1,221 million).

n.s. not significant

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
    During the year ended October 31, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $1,309 million. During the year ended October 31, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $1,038 million and Trading U.S. federal, state, municipal and agencies debt of $822 million.
    During the years ended October 31, 2025 and October 31, 2024, there were no significant transfers out of Level 2 to Level 1.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input's significance to a financial instrument's fair value.
    During the year ended October 31, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the year ended October 31, 2024, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
    During the year ended October 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the year ended October 31, 2024, transfers out of Level 3 to Level 2 included Other contracts, Deposits and Loans due to changes in the significance of unobservable inputs and changes in the market observability of inputs.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
    The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factors cause an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

| | As at | | | | | |
| | October 31, 2025 | | | October 31, 2024 | | |
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities						
Trading						
Corporate debt and other debt	$ 32	$ 4	$ (4)	$ –	$ –	$ –
Equities	2,863	24	(23)	2,544	50	(46)
Investment						
Mortgage-backed securities	29	4	(4)	31	4	(4)
Corporate debt and other debt	134	8	(7)	143	9	(8)
Equities	582	53	(52)	506	45	(44)
Loans	1,274	13	(13)	1,781	19	(20)
Derivatives	462	11	(10)	392	5	(4)
Other assets	4	–	–	7	–	–
	$ 5,380	$ 117	$ (113)	$ 5,404	$ 132	$ (126)
Deposits	$ (301)	$ 3	$ (3)	$ (478)	$ 15	$ (15)
Derivatives	(1,347)	55	(68)	(1,221)	54	(57)
	$ (1,648)	$ 58	$ (71)	$ (1,699)	$ 69	$ (72)

Sensitivity results
As at October 31, 2025, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $117 million and a reduction of $113 million in fair value, of which $65 million and $63 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $58 million and an increase of $71 million in fair value.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt, municipal bonds and loans	Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices are received, adjusting input parameters such as credit spreads or using high and low vendor prices as reasonably possible alternative assumptions.
Private equities, hedge fund investments and related equity derivatives	Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when the discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-multiples-based models are used, or (iii) using an alternative valuation approach. The private equity fund, hedge fund and related equity derivative NAVs are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.
Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount representing model and parameter uncertainty, where applicable.
Equity derivatives	Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.
Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes	Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Fair value for financial instruments that are carried at amortized cost and classified using the fair value hierarchy

(Millions of Canadian dollars)	As at October 31, 2025					
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value				Total fair value
		Fair value measurements using			Total	
		Level 1	Level 2	Level 3		
Interest-bearing deposits with banks	$ 9,909	$ –	$ –	$ –	$ –	$ 9,909
Amortized cost securities (2)	–	115	98,613	–	98,728	98,728
Assets purchased under reverse repurchase agreements and securities borrowed	72,713	–	10,757	–	10,757	83,470
Loans						
Retail	83,459	–	558,699	6,255	564,954	648,413
Wholesale	8,135	–	365,890	8,526	374,416	382,551
	91,594	–	924,589	14,781	939,370	1,030,964
Other assets	57,685	–	552	250	802	58,487
	231,901	115	1,034,511	15,031	1,049,657	1,281,558
Deposits						
Personal	289,651	–	198,695	298	198,993	488,644
Business and government	504,918	–	273,643	569	274,212	779,130
Bank	23,643	–	13,000	14	13,014	36,657
	818,212	–	485,338	881	486,219	1,304,431
Obligations related to assets sold under repurchase agreements and securities loaned	46,109	–	491	–	491	46,600
Other liabilities	53,331	–	4,714	248	4,962	58,293
Subordinated debentures	–	–	13,887	–	13,887	13,887
	$ 917,652	$ –	$ 504,430	$ 1,129	$ 505,559	$ 1,423,211

(Millions of Canadian dollars)	As at October 31, 2024					
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value				Total fair value
		Fair value measurements using			Total	
		Level 1	Level 2	Level 3		
Interest-bearing deposits with banks	$ 12,024	$ –	$ –	$ –	$ –	$ 12,024
Amortized cost securities (2)	–	68	96,268	–	96,336	96,336
Assets purchased under reverse repurchase agreements and securities borrowed	54,331	–	12,161	–	12,161	66,492
Loans						
Retail	79,960	–	533,708	5,652	539,360	619,320
Wholesale	16,022	–	321,684	7,855	329,539	345,561
	95,982	–	855,392	13,507	868,899	964,881
Other assets	49,414	–	412	267	679	50,093
	211,751	68	964,233	13,774	978,075	1,189,826
Deposits						
Personal	273,228	–	216,675	267	216,942	490,170
Business and government	443,077	–	241,204	467	241,671	684,748
Bank	23,942	–	13,241	–	13,241	37,183
	740,247	–	471,120	734	471,854	1,212,101
Obligations related to assets sold under repurchase agreements and securities loaned	34,658	–	–	–	–	34,658
Other liabilities	51,561	–	1,983	16,306	18,289	69,850
Subordinated debentures	–	–	13,602	–	13,602	13,602
	$ 826,466	$ –	$ 486,705	$ 17,040	$ 503,745	$ 1,330,211

(1)   Certain financial instruments have not been assigned to a level as the carrying amount approximates their fair values.
(2)   Included in Securities – Investment, net of applicable allowance on the Consolidated Balance Sheets.

Fair values of financial assets and liabilities carried at amortized cost and disclosed in the table above are determined using the following valuation techniques and inputs.

Amortized cost securities
Fair values of government bonds, corporate bonds, and ABS are based on quoted prices if available for identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and LGD that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments.

Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned
Valuation methods used for the long-term instruments are described in the Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy section of this note. The carrying values of short-term instruments generally approximate their fair values.

Loans – Retail
Retail loans include residential mortgages, personal and small business loans and credit cards. For residential mortgages, and personal and small business loans, we segregate the portfolio based on certain attributes such as product type, contractual interest rate, term to maturity and credit scores, if applicable. Fair values of these loans are determined by the discounted cash flow method using applicable inputs such as prevailing interest rates, contractual and posted client rates, client discounts, credit spreads, default rates, prepayment rates, LGD and loan-to-value (LTV) ratios. Fair values of credit card receivables are also calculated based on a discounted cash flow method with portfolio yields, write-offs and monthly payment rates as inputs. The carrying values of short-term and variable rate loans generally approximate their fair values.

Loans – Wholesale
Where market prices are available, wholesale loans are valued based on market prices. Otherwise, fair value is determined by the discounted cash flow method using the following inputs: market interest rates and market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit default swap prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and date convention.

Deposits
Deposits are comprised of demand, notice, and term deposits which include senior deposit notes we have issued to provide us with long-term funding. Fair values of term deposits are determined by one of several valuation techniques: (i) for term deposits and similar instruments, we segregate the portfolio based on term to maturity. Fair values of these instruments are determined by the discounted cash flow method using inputs such as client rates for new sales of the corresponding terms; and (ii) for senior deposit notes, we use actual traded prices, vendor prices or the discounted cash flow method using a market interest rate curve and our funding spreads as inputs. The carrying values of demand, notice, and short-term term deposits generally approximate their fair values.

Other assets and Other liabilities
Other assets and Other liabilities include financial instruments relating to certain commodities. Fair values of these instruments are calculated by the discounted cash flow method using applicable inputs such as market interest rates, counterparties' credit spreads, our funding spreads, commodity forward prices and spot prices.

Subordinated debentures
Fair values of Subordinated debentures are based on market prices, dealer quotes or vendor prices when available. Where prices cannot be observed, fair value is determined using the discounted cash flow method, with applicable inputs such as market interest rates and credit spreads.

Carrying value of securities

(Millions of Canadian dollars)	As at October 31, 2025						
	Term to maturity (1)					With no specific maturity	Total
	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years		
Trading (2)							
Debt issued or guaranteed by:							
Canadian government	$ 5,832	$ 7,418	$ 7,068	$ 5,529	$ 11,615	$ –	$ 37,462
U.S. federal, state, municipal and agencies	2,883	1,906	20,494	4,981	10,493	–	40,757
Other OECD government	3,976	4,445	3,064	1,207	1,725	–	14,417
Mortgage-backed securities	–	–	–	1	73	–	74
Asset-backed securities	138	118	348	415	276	–	1,295
Corporate debt and other debt (3)	1,909	3,606	6,736	4,906	8,832	–	25,989
Equities						99,073	99,073
	14,738	17,493	37,710	17,039	33,014	99,073	219,067
Fair value through other comprehensive income (2)							
Debt issued or guaranteed by:							
Canadian government							
Federal							
Amortized cost	368	15,974	23,215	270	–	–	39,827
Fair value	368	15,978	23,250	270	–	–	39,866
Yield (4)	2.1%	3.4%	2.9%	2.5%	–	–	3.1%
Provincial and municipal							
Amortized cost	–	1,892	8,225	666	585	–	11,368
Fair value	–	1,893	8,222	670	533	–	11,318
Yield (4)	–	3.4%	3.3%	3.1%	4.6%	–	3.4%
U.S. federal, state, municipal and agencies							
Amortized cost	1,723	7,455	56,949	51,353	13,905	–	131,385
Fair value	1,695	7,455	57,164	51,532	12,845	–	130,691
Yield (4)	4.5%	3.0%	3.9%	3.7%	3.6%	–	3.8%
Other OECD government							
Amortized cost	358	2,847	8,722	48	–	–	11,975
Fair value	357	2,835	8,693	48	–	–	11,933
Yield (4)	2.5%	2.5%	3.7%	3.7%	–	–	3.4%
Mortgage-backed securities							
Amortized cost	–	–	70	87	2,517	–	2,674
Fair value	–	–	70	85	2,519	–	2,674
Yield (4)	–	–	5.4%	5.6%	5.6%	–	5.6%
Asset-backed securities							
Amortized cost	–	–	5	3,356	6,765	–	10,126
Fair value	–	–	5	3,357	6,777	–	10,139
Yield (4)	–	–	5.3%	5.3%	5.5%	–	5.4%
Corporate debt and other debt							
Amortized cost	5,337	8,239	18,761	985	280	–	33,602
Fair value	5,338	8,245	18,827	1,000	268	–	33,678
Yield (4)	2.2%	2.4%	3.7%	4.4%	5.3%	–	3.2%
Equities							
Cost						832	832
Fair value (5)						1,496	1,496
Cost/Amortized cost	7,786	36,407	115,947	56,765	24,052	832	241,789
Fair value	7,758	36,406	116,231	56,962	22,942	1,496	241,795
Amortized cost (2)							
Debt issued or guaranteed by:							
Canadian government	1,302	3,188	19,544	5,355	36	–	29,425
Yield (4)	1.4%	1.9%	3.1%	2.6%	3.8%	–	2.8%
U.S. federal, state, municipal and agencies	2,095	4,607	18,716	4,778	19,366	–	49,562
Yield (4)	3.1%	3.9%	3.0%	3.4%	2.9%	–	3.1%
Other OECD government	795	2,096	4,367	137	–	–	7,395
Yield (4)	2.6%	2.7%	3.8%	4.1%	–	–	3.4%
Asset-backed securities	–	–	21	–	126	–	147
Yield (4)	–	–	4.7%	–	5.4%	–	5.3%
Corporate debt and other debt	1,019	4,099	9,102	162	15	–	14,397
Yield (4)	3.2%	3.1%	3.6%	3.7%	4.8%	–	3.4%
Amortized cost, net of allowance	5,211	13,990	51,750	10,432	19,543	–	100,926
Fair value	5,210	14,011	52,093	10,051	17,363	–	98,728
Total carrying value of securities	$ 27,707	$ 67,889	$ 205,691	$ 84,433	$ 75,499	$ 100,569	$ 561,788

	As at October 31, 2024						
	Term to maturity (1)						
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading (2)							
Debt issued or guaranteed by:							
Canadian government	$ 2,026	$ 8,712	$ 6,054	$ 3,509	$ 10,071	$ –	$ 30,372
U.S. federal, state, municipal and agencies	2,599	1,423	13,648	4,336	8,982	–	30,988
Other OECD government	710	246	1,578	972	1,128	–	4,634
Mortgage-backed securities	–	–	–	–	3	–	3
Asset-backed securities	289	213	387	406	139	–	1,434
Corporate debt and other debt (3)	2,030	3,178	8,170	4,200	8,617	–	26,195
Equities						89,674	89,674
	7,654	13,772	29,837	13,423	28,940	89,674	183,300
Fair value through other comprehensive income (2)							
Debt issued or guaranteed by:							
Canadian government							
Federal							
Amortized cost	2,068	2,810	7,893	394	–	–	13,165
Fair value	2,068	2,803	7,904	394	–	–	13,169
Yield (4)	3.2%	2.4%	2.9%	2.9%	–	–	2.9%
Provincial and municipal							
Amortized cost	154	2,768	3,827	334	480	–	7,563
Fair value	154	2,767	3,833	333	467	–	7,554
Yield (4)	3.6%	2.2%	3.3%	2.7%	4.3%	–	3.0%
U.S. federal, state, municipal and agencies							
Amortized cost	1,154	1,198	30,773	33,906	14,601	–	81,632
Fair value	1,182	1,196	30,797	33,831	13,260	–	80,266
Yield (4)	5.6%	2.1%	3.1%	3.9%	3.3%	–	3.5%
Other OECD government							
Amortized cost	300	1,510	8,389	–	–	–	10,199
Fair value	300	1,511	8,345	–	–	–	10,156
Yield (4)	1.2%	3.6%	3.5%	–	–	–	3.4%
Mortgage-backed securities							
Amortized cost	–	–	–	58	2,588	–	2,646
Fair value	–	–	–	56	2,578	–	2,634
Yield (4)	–	–	–	6.1%	5.9%	–	5.9%
Asset-backed securities							
Amortized cost	–	–	–	4,258	5,085	–	9,343
Fair value	–	–	–	4,263	5,094	–	9,357
Yield (4)	–	–	–	6.2%	6.4%	–	6.3%
Corporate debt and other debt							
Amortized cost	7,028	2,703	20,830	991	380	–	31,932
Fair value	7,027	2,707	20,858	1,010	380	–	31,982
Yield (4)	3.2%	3.8%	4.0%	5.0%	5.3%	–	3.9%
Equities							
Cost						728	728
Fair value (5)						1,242	1,242
Cost/Amortized cost	10,704	10,989	71,712	39,941	23,134	728	157,208
Fair value	10,731	10,984	71,737	39,887	21,779	1,242	156,360
Amortized cost (2)							
Debt issued or guaranteed by:							
Canadian government	216	7,516	17,571	6,160	–	–	31,463
Yield (4)	2.4%	1.7%	3.0%	2.0%	–	–	2.4%
U.S. federal, state, municipal and agencies	2,029	5,659	13,197	4,882	20,221	–	45,988
Yield (4)	2.5%	3.6%	3.4%	3.2%	2.6%	–	3.0%
Other OECD government	61	1,133	5,169	202	–	–	6,565
Yield (4)	0.9%	2.3%	3.2%	3.3%	–	–	3.0%
Asset-backed securities	–	–	2	32	–	–	34
Yield (4)	–	–	0.3%	5.6%	–	–	5.2%
Corporate debt and other debt	526	3,677	11,724	259	22	–	16,208
Yield (4)	2.9%	3.1%	3.6%	3.5%	5.3%	–	3.5%
Amortized cost, net of allowance	2,832	17,985	47,663	11,535	20,243	–	100,258
Fair value	2,826	17,855	47,481	10,701	17,473	–	96,336
Total carrying value of securities	$ 21,217	$ 42,741	$ 149,237	$ 64,845	$ 70,962	$ 90,916	$ 439,918

(1) Actual maturities may differ from contractual maturities shown above as borrowers may have the right to extend or prepay obligations with or without penalties.
(2) Trading securities and FVOCI securities are recorded at fair value. Amortized cost securities, included in Investment securities, are recorded at amortized cost and presented net of allowance for credit losses.
(3) Primarily composed of corporate debt, supra-national debt and commercial paper.
(4) The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5) Certain equity securities that are not held-for-trading purposes are designated as FVOCI.

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:								
Canadian government								
Federal	$ 39,827	$ 46	$ (7)	$ 39,866	$ 13,165	$ 31	$ (27)	$ 13,169
Provincial and municipal	11,368	39	(89)	11,318	7,563	27	(36)	7,554
U.S. federal, state, municipal and agencies	131,385	622	(1,316)	130,691	81,632	333	(1,699)	80,266
Other OECD government	11,975	14	(56)	11,933	10,199	6	(49)	10,156
Mortgage-backed securities	2,674	7	(7)	2,674	2,646	3	(15)	2,634
Asset-backed securities	10,126	15	(2)	10,139	9,343	17	(3)	9,357
Corporate debt and other debt	33,602	122	(46)	33,678	31,932	101	(51)	31,982
Equities	832	669	(5)	1,496	728	519	(5)	1,242
	$ 241,789	$ 1,534	$ (1,528)	$ 241,795	$ 157,208	$ 1,037	$ (1,885)	$ 156,360

(1)   Excludes $100,926 million of held-to-collect securities as at October 31, 2025 that are carried at amortized cost, net of allowance for credit losses (October 31, 2024 – $100,258 million).

(2)   Gross unrealized gains and losses includes $(40) million of allowance for credit losses on debt securities at FVOCI as at October 31, 2025 (October 31, 2024 – $(35) million) recognized in income and Other components of equity.

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:

- Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
- Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
- Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.
- Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI (1)

	For the year ended							
	October 31, 2025				October 31, 2024			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$ 6	$ –	$ (41)	$ (35)	$ 4	$ –	$ (37)	$ (33)
Provision for credit losses								
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	7	–	–	7	10	–	–	10
Sales and maturities	(4)	–	–	(4)	(4)	–	–	(4)
Changes in risk, parameters and exposures	(4)	–	(10)	(14)	(4)	–	(8)	(12)
Exchange rate and other	–	–	6	6	–	–	4	4
Balance at end of period	$ 5	$ –	$ (45)	$ (40)	$ 6	$ –	$ (41)	$ (35)

(1)   Expected credit losses on debt securities at FVOCI are not separately recognized on the Consolidated Balance Sheets as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.

(2)   Reflects changes in the allowance for purchased credit-impaired securities.

Allowance for credit losses – securities at amortized cost

	For the year ended							
	October 31, 2025				October 31, 2024			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$ 6	$ 8	$ –	$ 14	$ 8	$ 15	$ –	$ 23
Provision for credit losses								
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	7	–	–	7	7	–	–	7
Sales and maturities	–	–	–	–	(2)	–	–	(2)
Changes in risk, parameters and exposures	(6)	(2)	–	(8)	(8)	(6)	–	(14)
Exchange rate and other	1	–	–	1	1	(1)	–	–
Balance at end of period	$ 8	$ 6	$ –	$ 14	$ 6	$ 8	$ –	$ 14

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.

	As at							
	October 31, 2025				October 31, 2024			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities								
Securities at FVOCI								
Investment grade	$ 239,375	$ –	$ –	$ 239,375	$ 154,100	$ –	$ –	$ 154,100
Non-investment grade	786	4	–	790	875	–	–	875
Impaired	–	–	134	134	–	–	143	143
	240,161	4	134	240,299	154,975	–	143	155,118
Items not subject to impairment (2)				1,496				1,242
				$ 241,795				$ 156,360
Securities at amortized cost								
Investment grade	$ 99,673	$ –	$ –	$ 99,673	$ 99,224	$ –	$ –	$ 99,224
Non-investment grade	1,098	169	–	1,267	856	192	–	1,048
	100,771	169	–	100,940	100,080	192	–	100,272
Allowance for credit losses	8	6	–	14	6	8	–	14
	$ 100,763	$ 163	$ –	$ 100,926	$ 100,074	$ 184	$ –	$ 100,258

(1) Reflects $134 million of purchased credit-impaired securities (October 31, 2024 – $143 million).
(2) Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Note 5 Loans and allowance for credit losses

Loans by geography and portfolio net of allowance

(Millions of Canadian dollars)	As at October 31, 2025					
	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)						
Residential mortgages	$ 454,346	$ 35,673	$ 3,394	$ 493,413	$ (794)	$ 492,619
Personal	90,842	20,984	3,519	115,345	(1,541)	113,804
Credit cards (3)	25,836	652	301	26,789	(1,273)	25,516
Small business (4)	16,797	–	–	16,797	(334)	16,463
Wholesale (2), (5)	194,487	143,439	59,245	397,171	(3,151)	394,020
Total loans	$ 782,308	$ 200,748	$ 66,459	$ 1,049,515	$ (7,093)	$ 1,042,422
Undrawn loan commitments – Retail	311,332	9,434	4,913	325,679	(197)	
Undrawn loan commitments – Wholesale	183,589	309,469	101,511	594,569	(168)	

(Millions of Canadian dollars)	As at October 31, 2024					
	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)						
Residential mortgages	$ 441,191	$ 33,092	$ 3,261	$ 477,544	$ (572)	$ 476,972
Personal	86,977	18,148	3,213	108,338	(1,389)	106,949
Credit cards (3)	24,619	653	293	25,565	(1,164)	24,401
Small business (4)	15,531	–	–	15,531	(258)	15,273
Wholesale (2), (5)	189,378	119,231	51,830	360,439	(2,654)	357,785
Total loans	$ 757,696	$ 171,124	$ 58,597	$ 987,417	$ (6,037)	$ 981,380
Undrawn loan commitments – Retail	300,071	5,099	4,100	309,270	(172)	
Undrawn loan commitments – Wholesale	180,687	264,309	88,787	533,783	(139)	

(1) Excludes allowance for loans measured at FVOCI of $1 million (October 31, 2024 – $4 million).
(2) Geographic information is based on residence of the borrower.
(3) The credit cards business is managed as a single portfolio and includes both consumer and business cards.
(4) Includes small business exposure managed on a pooled basis.
(5) Includes small business exposure managed on an individual client basis.

Loans maturity and rate sensitivity

(Millions of Canadian dollars)	As at October 31, 2025							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 395,387	$ 215,783	$ 41,174	$ 652,344	$ 253,592	$ 389,868	$ 8,884	$ 652,344
Wholesale	338,854	43,992	14,325	397,171	84,295	309,440	3,436	397,171
Total loans	$ 734,241	$ 259,775	$ 55,499	$ 1,049,515	$ 337,887	$ 699,308	$ 12,320	$ 1,049,515
Allowance for loan losses				(7,093)				(7,093)
Total loans net of allowance for loan losses	$ 734,241	$ 259,775	$ 48,406	$ 1,042,422	$ 337,887	$ 699,308	$ 5,227	$ 1,042,422

(Millions of Canadian dollars)	As at October 31, 2024							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 342,552	$ 240,995	$ 43,431	$ 626,978	$ 211,027	$ 407,455	$ 8,496	$ 626,978
Wholesale	302,024	44,977	13,438	360,439	80,385	277,599	2,455	360,439
Total loans	$ 644,576	$ 285,972	$ 56,869	$ 987,417	$ 291,412	$ 685,054	$ 10,951	$ 987,417
Allowance for loan losses				(6,037)				(6,037)
Total loans net of allowance for loan losses	$ 644,576	$ 285,972	$ 50,832	$ 981,380	$ 291,412	$ 685,054	$ 4,914	$ 981,380

(1) Generally, based on the earlier of contractual repricing or maturity date.
(2) Includes variable rate loans that can be repriced at the clients' discretion without penalty.

Allowance for credit losses

| | For the year ended | | | | | | | | | |
| | October 31, 2025 | | | | | October 31, 2024 | | | | |
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period
Retail										
Residential mortgages	$ 572	$ 280	$ (9)	$ (49)	$ 794	$ 481	$ 114	$ (10)	$ (13)	$ 572
Personal	1,482	956	(779)	(20)	1,639	1,228	877	(616)	(7)	1,482
Credit cards	1,233	952	(829)	–	1,356	1,069	831	(669)	2	1,233
Small business	272	209	(104)	(26)	351	194	178	(84)	(16)	272
Wholesale	2,793	1,959	(1,163)	(270)	3,319	2,326	1,297	(700)	(130)	2,793
Customers' liability under acceptances	–	–	–	–	–	50	(50)	–	–	–
	$ 6,352	$ 4,356	$ (2,884)	$ (365)	$ 7,459	$ 5,348	$ 3,247	$ (2,079)	$ (164)	$ 6,352
Presented as:										
Allowance for loan losses	$ 6,037				$ 7,093	$ 5,004				$ 6,037
Other liabilities – Provisions	311				365	288				311
Other assets – Other	–				–	50				–
Other components of equity	4				1	6				4

(1) Loans written-off are generally subject to continued collection efforts for a period of time following write-off. The contractual amount outstanding on loans written-off during the year ended October 31, 2025 that are no longer subject to enforcement activity was $285 million (October 31, 2024 – $359 million).

The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
- Model changes, as applicable, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
- Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
- Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
- Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.
- Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in Stage 1 and Stage 2.

Allowance for credit losses – Retail and wholesale loans

	For the year ended							
	October 31, 2025				October 31, 2024			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages								
Balance at beginning of period	$ 215	$ 126	$ 231	$ 572	$ 223	$ 90	$ 168	$ 481
Provision for credit losses								
Transfers to stage 1	157	(153)	(4)	–	99	(97)	(2)	–
Transfers to stage 2	(41)	49	(8)	–	(23)	36	(13)	–
Transfers to stage 3	(7)	(45)	52	–	(5)	(42)	47	–
Originations	100	–	–	100	94	–	–	94
Maturities	(25)	(29)	–	(54)	(19)	(17)	–	(36)
Changes in risk, parameters and exposures	(123)	256	101	234	(155)	157	54	56
Write-offs	–	–	(20)	(20)	–	–	(23)	(23)
Recoveries	–	–	11	11	–	–	13	13
Exchange rate and other	–	–	(49)	(49)	1	(1)	(13)	(13)
Balance at end of period	$ 276	$ 204	$ 314	$ 794	$ 215	$ 126	$ 231	$ 572
Personal								
Balance at beginning of period	$ 305	$ 966	$ 211	$ 1,482	$ 280	$ 793	$ 155	$ 1,228
Provision for credit losses								
Transfers to stage 1	594	(593)	(1)	–	537	(537)	–	–
Transfers to stage 2	(96)	100	(4)	–	(75)	78	(3)	–
Transfers to stage 3	(4)	(163)	167	–	(3)	(130)	133	–
Originations	105	–	–	105	116	–	–	116
Maturities	(53)	(233)	(1)	(287)	(51)	(186)	–	(237)
Changes in risk, parameters and exposures	(562)	1,040	660	1,138	(499)	947	550	998
Write-offs	–	–	(935)	(935)	–	–	(745)	(745)
Recoveries	–	–	156	156	–	–	129	129
Exchange rate and other	2	(2)	(20)	(20)	–	1	(8)	(7)
Balance at end of period	$ 291	$ 1,115	$ 233	$ 1,639	$ 305	$ 966	$ 211	$ 1,482
Credit cards								
Balance at beginning of period	$ 207	$ 1,026	$ –	$ 1,233	$ 203	$ 866	$ –	$ 1,069
Provision for credit losses								
Transfers to stage 1	662	(662)	–	–	559	(559)	–	–
Transfers to stage 2	(112)	112	–	–	(111)	111	–	–
Transfers to stage 3	(2)	(595)	597	–	(2)	(483)	485	–
Originations	14	–	–	14	25	–	–	25
Maturities	(4)	(56)	–	(60)	(5)	(48)	–	(53)
Changes in risk, parameters and exposures	(546)	1,313	231	998	(465)	1,139	185	859
Write-offs	–	–	(1,010)	(1,010)	–	–	(892)	(892)
Recoveries	–	–	181	181	–	–	223	223
Exchange rate and other	(2)	1	1	–	3	–	(1)	2
Balance at end of period	$ 217	$ 1,139	$ –	$ 1,356	$ 207	$ 1,026	$ –	$ 1,233
Small business								
Balance at beginning of period	$ 80	$ 86	$ 106	$ 272	$ 70	$ 66	$ 58	$ 194
Provision for credit losses								
Transfers to stage 1	54	(54)	–	–	35	(35)	–	–
Transfers to stage 2	(23)	23	–	–	(20)	20	–	–
Transfers to stage 3	(1)	(14)	15	–	(1)	(10)	11	–
Originations	39	–	–	39	43	–	–	43
Maturities	(19)	(24)	–	(43)	(17)	(21)	–	(38)
Changes in risk, parameters and exposures	(41)	98	156	213	(31)	65	139	173
Write-offs	–	–	(124)	(124)	–	–	(98)	(98)
Recoveries	–	–	20	20	–	–	14	14
Exchange rate and other	6	2	(34)	(26)	1	1	(18)	(16)
Balance at end of period	$ 95	$ 117	$ 139	$ 351	$ 80	$ 86	$ 106	$ 272
Wholesale								
Balance at beginning of period	$ 787	$ 1,038	$ 968	$ 2,793	$ 774	$ 785	$ 767	$ 2,326
Provision for credit losses								
Transfers to stage 1	277	(275)	(2)	–	284	(282)	(2)	–
Transfers to stage 2	(124)	133	(9)	–	(152)	159	(7)	–
Transfers to stage 3	(15)	(273)	288	–	(9)	(77)	86	–
Originations	755	–	–	755	737	–	–	737
Maturities	(543)	(418)	–	(961)	(438)	(379)	–	(817)
Changes in risk, parameters and exposures	(243)	912	1,496	2,165	(407)	827	957	1,377
Write-offs	–	–	(1,237)	(1,237)	–	–	(763)	(763)
Recoveries	–	–	74	74	–	–	63	63
Exchange rate and other	2	6	(278)	(270)	(2)	5	(133)	(130)
Balance at end of period	$ 896	$ 1,123	$ 1,300	$ 3,319	$ 787	$ 1,038	$ 968	$ 2,793

Key inputs and assumptions

The measurement of expected credit losses is a complex calculation that involves a significant number of interrelated inputs and assumptions and the allowance is not sensitive to any one single factor. The key drivers of changes in expected credit losses include the following:

- Changes in the credit quality of the borrower or instrument, primarily reflected in changes in internal risk ratings;
- Changes in forward-looking macroeconomic conditions, specifically the macroeconomic variables to which our models are calibrated, which are those most closely correlated with credit losses in the relevant portfolio;
- Changes in scenario design and the weight assigned to each scenario; and
- Transfers between stages, which can be triggered by changes to any of the above inputs.

To reflect relevant risk factors not captured in our modelled results, we applied expert credit judgment in determining the measurement of our weighted allowance for credit losses. The measurement of expected credit losses, including scenario design and weightings, determining significant increases in credit risk since origination and application of expert credit judgment, is overseen by a senior management committee that includes representation from Finance, Group Risk Management and Economics.

Internal risk ratings

Internal risk ratings are assigned according to the risk management framework outlined under the headings Wholesale credit risk and Retail credit risk of the Credit risk section of Management's Discussion and Analysis. Changes in internal risk ratings are primarily reflected in the PD parameters, which are estimated based on our historical loss experience at the relevant risk segment or risk rating level, adjusted for forward-looking information.

Scenario design and weightings

Our estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios. Scenarios are designed to capture a wide range of possible outcomes and are weighted according to our expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. We weight each scenario to take into account historical frequency, current trends, and forward-looking conditions which will change over time. Scenario weightings take into consideration the extent to which the base case scenario includes both favourable and unfavourable economic expectations, and upside and downside risks to the base scenario materializing in the future. The base case scenario is based on forecasts of the expected rate, value, or yield for each relevant macroeconomic variable. The upside and downside scenarios are set by adjusting our base projections to construct reasonably possible scenarios and weightings that are more optimistic and pessimistic, respectively, than the base case. Two additional downside scenarios capture the non-linear nature of potential credit losses across our portfolios. When the economy is at or near equilibrium, the severity of the downside scenario generally reflects an adverse event typical for a business cycle and both the non-linear downside scenarios reflect an outcome that is materially more adverse than the downside scenario.

The impact of each of our five scenarios varies across our portfolios given the portfolios have different sensitivities to movements in each macroeconomic variable.

The impact of weighting these multiple scenarios increased our ACL on performing loans, relative to our base scenario, by $1,268 million as at October 31, 2025 (October 31, 2024 – $945 million).

Forward looking macroeconomic variables

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five-year horizon, reverting to long-run averages generally within the 2 to 5 year period. Depending on their usage in the models, macroeconomic variables are projected at a country, province/state or more granular level. These include one or more of the variables described below, which differ by portfolio and region.

Our allowance for credit losses reflects our economic outlook as at October 31, 2025. Subsequent changes to this forecast and related estimates will be reflected in our allowance for credit losses in future periods.

Our base scenario reflects the Canadian unemployment rate peaking in calendar Q4 2025, followed by gradual declines beginning in early calendar 2026 and for the U.S. unemployment rate to rise, peaking in calendar Q1 2026, followed by a return to equilibrium by calendar Q4 2026. The central bank policy rate in Canada is expected to remain unchanged until the end of calendar 2026 and cuts are expected in the U.S. until the middle of calendar 2026.

Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. During Q2 2025, in response to U.S. international trade policy, we designed a trade disruption scenario to replace our energy sector scenario. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q1 2026 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q4 2025 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period.

Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.

We increased weight to our downside scenarios relative to October 31, 2024 to reflect the heightened economic uncertainty related to U.S. international trade policy as compared to our base scenario.

The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate ACL:

- ***Unemployment rates*** – In our base forecast, we expect the Canadian unemployment rate to peak at 7.1% in calendar Q4 2025, then returning to its long run equilibrium by calendar Q1 2028. The U.S. unemployment rate is expected to rise to 4.5% in calendar Q4 2025, peaking at 4.6% in calendar Q1 2026, then returning to its long run equilibrium level by calendar Q4 2026.

Canada Unemployment Rate (1)


%
Range of alternative scenarios (October 31, 2025)
Base scenario (October 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)


%
Range of alternative scenarios (October 31, 2025)
Base scenario (October 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

- ***Gross Domestic Product (GDP)*** – In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q4 2025 and thereafter. GDP in calendar Q4 2026 is expected to be 1.8% above Q4 2025 levels in Canada, and 1.5% above Q4 2025 levels in the U.S.

Canada Real GDP (1)


Trillions of Canadian dollars
Range of alternative scenarios (October 31, 2025)
Base scenario (October 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)


Trillions of U.S. dollars
Range of alternative scenarios (October 31, 2025)
Base scenario (October 31, 2025)
Base scenario (October 31, 2024)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

- ***Canadian housing price index*** – In our base forecast, we expect housing prices to increase by 0.3% over the next 12 months from calendar Q4 2025, with a compound annual growth rate of 3.4% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (29.2)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2024, our base forecast included housing price growth of 0.7% from calendar Q4 2024 for the next 12 months and housing price growth of 3.0% for the following 2 to 5 years.

The primary variables driving credit losses in our retail portfolios are Canadian unemployment rates, the Canadian housing price index and Canadian GDP. The Canadian overnight interest rate also impacts our retail portfolios. Our wholesale portfolios are affected by all of the variables discussed above; however, the specific variables differ by sector. Other variables also impact our wholesale portfolios including, but not limited to, Canadian and U.S. 10 year BBB corporate bond credit spreads, Canadian and U.S. 10 year government bond yields, U.S. 10 year BBB corporate bond yield, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices, U.S. housing price index, and natural gas prices (Henry Hub).

Increases in the following macroeconomic variables will generally correlate with higher expected credit losses: Canadian and U.S. unemployment rates, Canadian overnight interest rates, Canadian and U.S. 10 year BBB corporate bond credit spreads, Canadian and U.S. 10 year government bond yields, and U.S. 10 year BBB corporate bond yield.

Increases in the following macroeconomic variables will generally correlate with lower expected credit losses: Canadian and U.S. housing price indices, Canadian and U.S. GDP, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices and natural gas prices.

Transfers between stages

Transfers between Stage 1 and Stage 2 are based on the assessment of significant increases in credit risk relative to initial recognition, as described in Note 2. The impact of moving from 12 months expected credit losses to lifetime expected credit losses, or vice versa, varies by product and is dependent on the expected remaining life at the date of the transfer. Stage transfers may result in significant fluctuations in expected credit losses.

The following table illustrates the impact of staging on our ACL by comparing our allowance if all performing loans were in Stage 1 to the actual ACL recorded on these assets.

	As at					
	October 31, 2025			October 31, 2024		
(Millions of Canadian dollars)	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL
Performing loans (1)	$ 3,775	$ 1,698	$ 5,473	$ 3,313	$ 1,523	$ 4,836

(1) Represents loans and commitments in Stage 1 and Stage 2.

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of Management's Discussion and Analysis.

	As at							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1), (2)	Total	Stage 1	Stage 2	Stage 3 (1), (2)	Total
Retail								
Loans outstanding – Residential mortgages								
Low risk	$ 386,060	$ 16,495	$ –	$ 402,555	$ 388,742	$ 1,354	$ –	$ 390,096
Medium risk	20,622	2,571	–	23,193	18,419	4,479	–	22,898
High risk	2,131	6,532	–	8,663	1,761	6,593	–	8,354
Not rated (3)	54,253	1,940	–	56,193	52,569	1,479	–	54,048
Impaired	–	–	1,681	1,681	–	–	1,233	1,233
	463,066	27,538	1,681	492,285	461,491	13,905	1,233	476,629
Items not subject to impairment (4)				1,128				915
Total				$ 493,413				$ 477,544
Loans outstanding – Personal								
Low risk	$ 87,536	$ 2,712	$ –	$ 90,248	$ 82,904	$ 1,680	$ –	$ 84,584
Medium risk	4,035	3,768	–	7,803	5,525	3,063	–	8,588
High risk	601	2,583	–	3,184	592	2,365	–	2,957
Not rated (3)	12,493	1,180	–	13,673	11,303	498	–	11,801
Impaired	–	–	437	437	–	–	408	408
Total	$ 104,665	$ 10,243	$ 437	$ 115,345	$ 100,324	$ 7,606	$ 408	$ 108,338
Loans outstanding – Credit cards								
Low risk	$ 18,279	$ 161	$ –	$ 18,440	$ 17,363	$ 177	$ –	$ 17,540
Medium risk	2,123	2,291	–	4,414	1,999	2,436	–	4,435
High risk	70	2,423	–	2,493	75	2,289	–	2,364
Not rated (3)	1,133	309	–	1,442	1,173	53	–	1,226
Total	$ 21,605	$ 5,184	$ –	$ 26,789	$ 20,610	$ 4,955	$ –	$ 25,565
Loans outstanding – Small business								
Low risk	$ 10,628	$ 595	$ –	$ 11,223	$ 9,428	$ 773	$ –	$ 10,201
Medium risk	2,550	924	–	3,474	2,740	962	–	3,702
High risk	259	1,422	–	1,681	214	1,086	–	1,300
Not rated (3)	8	–	–	8	7	–	–	7
Impaired	–	–	411	411	–	–	321	321
Total	$ 13,445	$ 2,941	$ 411	$ 16,797	$ 12,389	$ 2,821	$ 321	$ 15,531
Undrawn loan commitments – Retail								
Low risk	$ 293,300	$ 3,700	$ –	$ 297,000	$ 284,036	$ 592	$ –	$ 284,628
Medium risk	12,451	427	–	12,878	12,110	381	–	12,491
High risk	805	758	–	1,563	746	602	–	1,348
Not rated (3)	13,964	274	–	14,238	10,715	88	–	10,803
Total	$ 320,520	$ 5,159	$ –	$ 325,679	$ 307,607	$ 1,663	$ –	$ 309,270
Wholesale – Loans outstanding								
Investment grade	$ 130,322	$ 2,117	$ –	$ 132,439	$ 116,549	$ 1,471	$ –	$ 118,020
Non-investment grade	207,239	26,399	–	233,638	189,889	26,826	–	216,715
Not rated (3)	14,714	503	–	15,217	12,871	721	–	13,592
Impaired	–	–	6,153	6,153	–	–	3,905	3,905
	352,275	29,019	6,153	387,447	319,309	29,018	3,905	352,232
Items not subject to impairment (4)				9,724				8,207
Total				$ 397,171				$ 360,439
Undrawn loan commitments – Wholesale								
Investment grade	$ 393,167	$ 1,593	$ –	$ 394,760	$ 345,236	$ 516	$ –	$ 345,752
Non-investment grade	182,223	16,158	–	198,381	170,212	14,512	–	184,724
Not rated (3)	1,407	21	–	1,428	3,290	17	–	3,307
Total	$ 576,797	$ 17,772	$ –	$ 594,569	$ 518,738	$ 15,045	$ –	$ 533,783

(1) As at October 31, 2025, 91% of credit-impaired loans were either fully or partially collateralized (October 31, 2024 – 88%). For details on the types of collateral held against credit-impaired assets and our policies on collateral, refer to the Credit risk mitigation section of Management's Discussion and Analysis.
(2) Includes $195 million of purchased or originated credit-impaired loans (October 31, 2024 – $109 million).
(3) In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessments or rating methodologies, policies and tools to manage our credit risk.
(4) Items not subject to impairment are loans held at FVTPL.

Loans past due but not impaired [1], [2]

(Millions of Canadian dollars)	As at					
	October 31, 2025			October 31, 2024		
	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$ 2,634	$ 323	$ 2,957	$ 2,542	$ 263	$ 2,805
Wholesale	1,143	7	1,150	1,454	4	1,458
	$ 3,777	$ 330	$ 4,107	$ 3,996	$ 267	$ 4,263

(1) Excludes loans less than 30 days past due as they are not generally representative of the borrowers' ability to meet their payment obligations.
(2) Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers' ability to meet their payment obligations.

Note 6   Significant acquisition

HSBC Bank Canada

On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The acquisition of HSBC Canada (the HSBC Canada transaction) gave us the opportunity to enhance our existing businesses in line with our strategic goals and to better position us to be the bank of choice for commercial clients with international needs, newcomers to Canada and globally connected clients. HSBC Canada results have been consolidated from the closing date and included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.

Total consideration of $15.5 billion in cash included $13.5 billion for 100% of the common shares of HSBC Canada, $2.1 billion for the preferred shares and subordinated debt held directly or indirectly by HSBC Holdings plc, $(0.5) billion for the settlement of pre-existing relationships with HSBC Canada and $0.4 billion for an additional amount that accrued from August 30, 2023 to the closing date. This additional amount was calculated based on the $13.5 billion all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average. Relatedly, under a locked box mechanism, HSBC Canada's earnings from June 30, 2022 to the closing date accrued to RBC and were reflected in the acquired net assets on closing.

Our purchase price allocation assigned $108.1 billion to assets and $99.1 billion to liabilities on the acquisition date. Goodwill of $6.5 billion reflected the expected expense synergies from our Personal Banking, Commercial Banking, Wealth Management and Capital Markets operations, expected growth of the platforms, and the ability to cross-sell products between segments. Goodwill is not deductible for tax purposes.

The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date.

(Millions of Canadian dollars, except percentage amounts)	
Percentage of shares acquired	100%
Purchase consideration	$ 15,488
Fair value of identifiable assets acquired	
Cash and due from banks	$ 2,772
Securities	
Trading	1,110
Investment	21,305
Loans [1]	
Retail [2]	35,351
Wholesale	39,282
Derivatives	3,365
Intangible assets [3]	2,342
Other [4]	2,570
Total fair value of identifiable assets acquired	$ 108,097
Fair value of identifiable liabilities assumed	
Deposits	
Personal	$ 42,037
Business and government [2]	44,211
Obligations related to assets sold under repurchase agreements and securities loaned	5,664
Derivatives	3,541
Other [5]	3,692
Total fair value of identifiable liabilities assumed	$ 99,145
Fair value of identifiable net assets acquired	$ 8,952
Goodwill	6,536
Total purchase consideration	$ 15,488

(1) The fair value of loans reflects estimates of incurred and expected future credit losses as at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. As at March 28, 2024, the gross contractual value of the loans was $75,752 million. The estimate of contractual cash flows not expected to be collected was $575 million, of which $135 million related to purchased credit-impaired loans.
(2) Loans – Retail includes $1.7 billion of Canadian residential mortgages sold with recourse to a mutual fund that do not qualify for derecognition, and Deposits – Business and government includes $1.7 billion of the related secured borrowing liability.
(3) Intangible assets include $1,972 million of core deposit intangibles and $111 million of customer relationships, which are amortized on a straight-line basis over estimated useful lives of 7 years, and $259 million of mutual fund management contracts with indefinite useful lives.
(4) Includes Assets purchased under reverse repurchase agreements and securities borrowed and Other assets.
(5) Includes Obligations related to securities sold short and Other liabilities.

For the period from March 28, 2024 to October 31, 2024, the HSBC Canada transaction contributed revenue of $1,716 million and net income of $453 million to RBC's consolidated results. The net income of $453 million included initial PCL on purchased performing financial assets of $200 million ($145 million after-tax).

Assuming we acquired HSBC Canada on November 1, 2023, using the same fair value estimates and not reflecting any potential synergies, we estimated that RBC's consolidated revenue and net income for the year ended October 31, 2024 would have been $58.6 billion and $16.6 billion, respectively.

RBC's consolidated results included transaction and integration costs of $960 million for the year ended October 31, 2024, recognized in Non-interest expense.

Note 7 Derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to structured entities or other third parties. The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of the transferred assets, such as prepayment, credit, price, interest rate and foreign exchange risks.

Transferred financial assets not derecognized
Securitization of Canadian residential mortgage loans
We periodically securitize insured single and multi-family Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are required to be insured by the Canadian Mortgage and Housing Corporation (CMHC) or a third-party insurer. We require the borrower to pay for mortgage insurance when the loan amount is greater than 80% of the original appraised value of the property (LTV ratio). For residential mortgage loans securitized under this program with LTV ratios less than 80%, we are required to insure the mortgages at our own expense. Under the NHA MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When a borrower defaults on a mortgage, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer's policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses.

We sell the NHA MBS pools primarily to Canada Housing Trust (CHT), a government-sponsored structured entity under the Canada Mortgage Bond (CMB) program. The entity periodically issues CMBs, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the entity to purchase the NHA MBS pools from eligible NHA MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying residential mortgage loans we have securitized, either ourselves or through a third-party servicer. We also act as counterparty in interest rate swap agreements where we pay the entity the interest due to CMB investors and receive the interest on the underlying MBS and reinvested assets. As part of the swaps, we are also required to maintain a principal reinvestment account for principal payments received on the underlying mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in permitted investments as outlined in the swap agreements.

We have determined that certain of the NHA MBS program loans transferred to CHT do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability is recorded in Deposits – Business and government on our Consolidated Balance Sheets.

We have determined that certain of the NHA MBS program loan transfers qualify for derecognition as we have transferred substantially all of the risks and rewards of ownership. During the year ended October 31, 2025, we transferred $1,332 million (October 31, 2024 – $122 million) of NHA MBS program loans that qualified for derecognition.

Canadian residential mortgages sold with recourse
The RBC Indigo Mortgage Fund was closed effective April 17, 2025. Prior to its closure, we periodically transferred conventional uninsured mortgages into this fund in accordance with its investment parameters. We have determined that these mortgages, which were sold with recourse, did not qualify for derecognition. As a result, these transferred mortgages were classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred mortgages was treated as a secured borrowing and a corresponding liability was recorded in Deposits – Business and government on our Consolidated Balance Sheets. We also provided a liquidity arrangement whereby we would either repurchase or facilitate the sale of mortgages to third parties if deemed necessary to satisfy liquidity requirements of the fund.

Securities sold under repurchase agreements and securities loaned
We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them at a future date and retain substantially all of the risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

The following table provides information on the carrying amount and fair value of the transferred assets that did not qualify for derecognition, and their associated liabilities.

	As at							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that do not qualify for derecognition	$ 28,604	$ 276,163	$ 13,353	$ 318,120	$ 33,101	$ 291,543	$ 13,778	$ 338,422
Carrying amount of associated liabilities	27,900	276,163	13,353	317,416	31,522	291,543	13,778	336,843
Fair value of transferred assets	$ 28,137	$ 276,163	$ 13,353	$ 317,653	$ 31,760	$ 291,543	$ 13,778	$ 337,081
Fair value of associated liabilities	28,275	276,163	13,353	317,791	31,445	291,543	13,778	336,766
Fair value of net position	$ (138)	$ –	$ –	$ (138)	$ 315	$ –	$ –	$ 315

(1) Includes Canadian residential mortgage loans transferred primarily to Canada Housing Trust at the initial securitization and other permitted investments used for funding requirements after the initial securitization, as well as Canadian residential mortgages transferred into the RBC Indigo Mortgage Fund.
(2) CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3) Does not include over-collateralization of assets pledged.

Note 8   Structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our financing and investing needs as well as those of our clients. A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities. We consolidate a structured entity when we control the entity in accordance with our accounting policy as described in Note 2. In other cases, we may sponsor or have an interest in such an entity but may not consolidate it.

Consolidated structured entities
We consolidate the following structured entities, whose assets and liabilities are recorded on our Consolidated Balance Sheets. Third-party investors in these structured entities generally have recourse only to the assets of the related entity and do not have recourse to our general assets unless we breach our contractual obligations to those entities. In the ordinary course of business, the assets of each consolidated structured entity can generally only be used to settle the obligations of that entity.

Multi-seller conduits
We generally do not maintain ownership in the multi-seller conduits that we administer and generally do not have rights to, or control of, their assets. However, we issue asset-backed commercial paper (ABCP) through a multi-seller conduit that does not have an expected loss investor with substantive power to direct the significant operating activities of the conduit. This conduit is consolidated because we have exposure to variability of returns from performance in the multi-seller arrangements through providing transaction-specific and program-wide liquidity, credit and loan facilities to the conduit and have decision-making power over the relevant activities. As of October 31, 2025, $2,340 million of financial assets held by the conduit were included in Loans (October 31, 2024 – $1,718 million) and $ 1,613 million of ABCP issued by the conduit was included in Deposits (October 31, 2024 – $1,600 million) on our Consolidated Balance Sheets.

Credit card securitization vehicle
We securitize a portion of our credit card receivables through a structured entity on a revolving basis. The entity purchases co-ownership interests in a pool of credit card receivables and issues senior and subordinated term notes collateralized by that co-ownership interest in the underlying pool of credit card receivables. Investors who purchase the term notes have recourse only to that co-ownership interest in the underlying pool of credit card receivables.

We continue to service the credit card receivables and perform an administrative role for the entity. We also retain risk in the underlying pool of credit card receivables through our retained interest in the transferred assets, the cash reserve balance we fund from time to time, and also through certain senior or subordinated notes which we may retain. Additionally, we may own some senior or subordinated notes as investments or for market-making activities and we act as counterparty to interest rate and cross currency swap agreements which hedge the entity's interest rate and currency risk exposures.

We consolidate the structured entity because we have decision-making power over the timing and size of future issuances and other relevant activities which were predetermined by us at inception. We also obtain significant funding benefits and are exposed to variability from the performance of the underlying credit card receivables through our retained interest. As at October 31, 2025, $5 billion of notes issued by our credit card securitization vehicle were included in Deposits on our Consolidated Balance Sheets (October 31, 2024 – $6 billion).

Collateralized commercial paper vehicle
We established a funding vehicle that provides loans to us and finances those loans by issuing commercial paper to third-party investors. The structured entity's commercial paper carries an equivalent credit rating to RBC because we are obligated to advance funds to the entity in the event there are insufficient funds from other sources to settle maturing commercial paper. We pledge collateral to secure the loans and are exposed to the market and credit risks of the pledged securities.

We consolidate the structured entity because we have decision-making power over the relevant activities, are the sole borrower from the structure, and are exposed to a majority of the residual ownership risks through the credit support provided. As at October 31, 2025, $20 billion of commercial paper issued by the vehicle was included in Deposits on our Consolidated Balance Sheets (October 31, 2024 – $18 billion).

Covered bonds

We periodically transfer mortgages to RBC Covered Bond Guarantor Limited Partnership (the Guarantor LP) to support funding activities and asset coverage requirements under our covered bonds program. The Guarantor LP was created to guarantee interest and principal payments under the covered bond program. The covered bonds guaranteed by the Guarantor LP are direct, unsecured and unconditional obligations of RBC; therefore, investors have a claim against the Bank which will continue if the covered bonds are not paid by the Bank and the mortgage assets in the Guarantor LP are insufficient to satisfy the obligations owing on the covered bonds. We act as general partner, limited partner, swap counterparty, lender and liquidity provider to the Guarantor LP, servicer for the underlying mortgages as well as the registered issuer of the covered bonds.

We consolidate the Guarantor LP as we have the decision-making power over the relevant activities through our role as general partner and are exposed to variability from the performance of the underlying mortgages. As at October 31, 2025, the total amount of mortgages transferred and outstanding was $86 billion (October 31, 2024 – $107 billion) and $53 billion of covered bonds were recorded as Deposits on our Consolidated Balance Sheets (October 31, 2024 – $58 billion).

Structured finance

We sell taxable and tax-exempt municipal bonds into Tender Option Bond (TOB) trusts, which consist of a bond that is credit enhanced by us and purchased by a TOB trust. The TOB trust finances the purchase from us by issuing interest-bearing certificates to short-term investors and a residual certificate that is purchased by us. We are the remarketing agent for the interest-bearing certificates and provide a liquidity facility to the short-term investors which requires us to purchase any certificates tendered but not successfully remarketed. We credit enhance the bond purchased by the TOB trust with a letter of credit under which we are required to extend funding if there are any losses on the underlying bonds. We earn interest on the residual certificate and receive market-based fees for acting as remarketing agent and providing the liquidity facility and letter of credit.

We consolidate the TOB trust when we are the holder of the residual certificate as we have decision-making power over the relevant activities, including the selection of the underlying municipal bonds and the ability to terminate the trust, and are exposed to variability from the performance of the underlying municipal bonds. As at October 31, 2025, $5 billion of municipal bonds were included in Securities related to consolidated TOB trusts (October 31, 2024 – $5 billion) and a corresponding $5 billion of interest-bearing certificates were included in Deposits on our Consolidated Balance Sheets (October 31, 2024 – $5 billion).

We establish structured entities to acquire loans for the purposes of issuing term collateralized loan obligation (CLO) transactions and act as collateral manager. During the warehouse phase, we provide subordinated financing and, for certain term CLO transactions, act as the arranger and placement agent, and may provide senior warehouse financing. Proceeds from the sale of the term CLO are used to repay our warehouse financing. During the term CLO phase, we continue to provide subordinated financing, which serves as the first loss tranche that absorbs losses prior to the senior tranches, and may also directly invest in the other tranches.

We consolidate these CLO structures as we have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio, and when our interests, including direct investment plus collateral management fees, indicate that we are acting as a principal. As at October 31, 2025, $317 million of Cash and due from banks and $1,770 million of Loans related to consolidated CLO structures (October 31, 2024 – $194 million and $2,030 million, respectively) and $1,900 million of Deposits representing the subordinated and senior tranches held by third parties (October 31, 2024 – $1,143 million) were recorded on our Consolidated Balance Sheets.

RBC managed investment funds

We are sponsors and investment managers of mutual and pooled funds, which give us the ability to direct the investment decisions of the funds. We consolidate those mutual and pooled funds in which our interests, which include direct investment in seed capital plus management or performance fees, indicate that we are acting as a principal. As at October 31, 2025, $1,004 million of assets in the consolidated funds, primarily relating to Trading securities (October 31, 2024 – $799 million) and $362 million of Other liabilities representing the fund units held by third parties (October 31, 2024 – $377 million) were recorded on our Consolidated Balance Sheets.

Unconsolidated structured entities

We have interests in certain structured entities that we do not consolidate but have recorded assets and liabilities on our Consolidated Balance Sheets related to our transactions and involvement with these entities.

The following table presents the assets and liabilities recorded on our Consolidated Balance Sheets and our maximum exposure to loss related to our interests in unconsolidated structured entities. It also presents the size of each category of unconsolidated structured entity, as measured by the total assets of the entities in which we have an interest. The total assets as presented for each category do not necessarily represent the assets we have either rights or recourse to.

(Millions of Canadian dollars)	As at October 31, 2025					
	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets						
Securities	$ 3	$ –	$ 2,753	$ –	$ 1,187	$ 3,943
Loans	209	12,386	–	16,673	2,161	31,429
Derivatives	23	–	–	–	217	240
Other assets	–	–	–	–	747	747
	$ 235	$ 12,386	$ 2,753	$ 16,673	$ 4,312	$ 36,359
On-balance sheet liabilities						
Deposits	$ –	$ –	$ –	$ –	$ 5	$ 5
Derivatives	281	–	3	–	22	306
Other liabilities	–	–	–	–	–	–
	$ 281	$ –	$ 3	$ –	$ 27	$ 311
Maximum exposure to loss (2)	$ 64,591	$ 19,672	$ 3,710	$ 26,094	$ 7,796	$ 121,863
Total assets of unconsolidated structured entities	$ 63,306	$ 54,840	$ 515,340	$ 161,430	$ 961,750	$ 1,756,666

(Millions of Canadian dollars)	As at October 31, 2024					
	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets						
Securities	$ 1	$ –	$ 2,541	$ –	$ 1,384	$ 3,926
Loans	236	6,688	–	12,788	1,805	21,517
Derivatives	32	–	–	–	98	130
Other assets	–	–	–	–	455	455
	$ 269	$ 6,688	$ 2,541	$ 12,788	$ 3,742	$ 26,028
On-balance sheet liabilities						
Deposits	$ –	$ –	$ –	$ –	$ 167	$ 167
Derivatives	115	–	3	–	4	122
Other liabilities	–	–	–	–	7	7
	$ 115	$ –	$ 3	$ –	$ 178	$ 296
Maximum exposure to loss (2)	$ 56,779	$ 12,963	$ 3,487	$ 21,195	$ 6,248	$ 100,672
Total assets of unconsolidated structured entities	$ 55,639	$ 45,315	$ 459,976	$ 119,766	$ 798,228	$ 1,478,924

(1) Total assets of unconsolidated structured entities represent the maximum assets that may have to be purchased by the conduits under purchase commitments outstanding. Of the purchase commitments outstanding, the conduits have purchased financial assets totalling $43 billion as at October 31, 2025 (October 31, 2024 – $37 billion).

(2) The maximum exposure to loss resulting from our interests in these entities consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily because of the notional amounts of the backstop liquidity and credit enhancement facilities. Refer to Note 23 for further details.

Below is a description of our involvement with each significant category of unconsolidated structured entity.

Multi-seller conduits

We administer multi-seller ABCP conduit programs. Multi-seller conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

In certain multi-seller conduit arrangements, we do not maintain any ownership of the multi-seller conduits that we administer and have no rights to, or control of, its assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring. The ABCP issued by each multi-seller conduit is in the conduit's own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third-party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

For certain transactions, we act as counterparty to various hedging contracts to facilitate our clients' securitization of fixed rate and/or foreign currency denominated assets through the conduits. These may take the form of forward contracts, interest rate swaps or cross currency swaps. These derivatives expose us to foreign exchange and interest rate risks that are centrally managed by our foreign exchange trading and swap desks, respectively, and credit risk on the underlying assets that is mitigated by the credit enhancement described below.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses.

An unrelated third-party (expected loss investor) absorbs losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits' debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit's economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, mitigation of losses, and management of the ABCP liabilities.

We do not consolidate these multi-seller conduits as we do not control the conduits as noted above.

Structured finance

We participate in certain municipal bond TOB structures that we do not consolidate. These structures are similar to those consolidated municipal bond TOB structures described above; however, the residual certificates are held by third parties. We provide liquidity facilities for the benefit of floating-rate certificate holders which may be drawn if certificates are tendered but not able to be remarketed. For a portion of these trusts, we also provide a letter of credit for the underlying bonds held in the trust. We do not have decision-making power over the relevant activities of the structures; therefore, we do not consolidate these structures.

We provide senior warehouse financing to unaffiliated structured entities that are established by third parties to acquire loans for the purposes of issuing a term CLO transaction. Subordinated financing is provided during the warehouse phase by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. We act as the arranger and placement agent for the term CLO transaction. Proceeds from the sale of the term CLO are used to repay our senior warehouse financing, at which point we have no further involvement with the transaction. We do not consolidate these CLO structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. Subordinated financing is provided by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement generally designed to cover a multiple of historical losses. We may also invest in the senior-most tranches issued by third-party structured entities. We do not consolidate these structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Non-RBC managed investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to reference funds, and we economically hedge our exposure to these derivatives by investing in those reference funds. We also act as custodian for several funds. We do not consolidate those reference funds that are managed by third parties as we do not have power to direct their investing activities.

We provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. Undrawn liquidity commitments expose us to the liquidity risk of the preferred shares and drawn commitments expose us to the credit risk of the underlying municipal bonds. We do not consolidate these third-party managed funds as we do not have power to direct their investing activities.

Third-party securitization vehicles

We hold interests in securitization vehicles that provide funding to certain third parties on whose behalf the entities were created. The activities of these entities are limited to the purchase and sale of specified financial assets from the sponsor. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancements can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses. We do not consolidate these entities as we do not have decision-making power over the relevant activities, including the entities' investing and financing activities.

Other

Other unconsolidated structured entities include managed investment funds, alternative asset entities, arrangements to pass credit risk to third parties, credit investment products and tax credit funds.

We are sponsors and investment managers of mutual funds, pooled funds and alternative asset entities, which gives us the ability to direct the investment decisions of these entities. We do not consolidate these entities if we only exercise our decision-making power as an agent on behalf of other unit holders.

We use structured entities to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors' specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these entities (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We act as sole arranger and swap provider for certain entities and, in some cases, fulfill other administrative functions for the entities. We do not consolidate these credit investment product entities as we do not have decision-making power over the relevant activities, which include selection of the collateral and reference portfolio, and are not exposed to a majority of the benefits or risks of the entities.

We created certain funds to pass through tax credits received from underlying low-income housing, historic rehabilitation real estate projects to third parties, new market tax credits or renewable energy tax credits to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the third-party investors in these funds have the decision-making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

We also purchase passive interests in renewable energy tax credit entities created and controlled by third parties. We do not consolidate these third-party funds as we do not have decision-making power over the relevant activities and our investments are managed as part of larger portfolios which are held for trading purposes.

Other interests in unconsolidated structured entities

In the normal course of business, we buy and sell passive interests in certain third-party structured entities, including mutual funds, exchange traded funds, and government-sponsored ABS vehicles. Our investments in these entities are managed as part of larger portfolios which are held for trading, liquidity or hedging purposes. We did not create or sponsor these entities and do not have any decision-making power over their ongoing activities. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, which are not included in the table above. As at October 31, 2025 and 2024, our investments in these entities were included in Trading and Investment securities on our Consolidated Balance Sheets. Refer to Note 3 and Note 4 for further details on our Trading and Investment securities.

Sponsored entities

We are a sponsor of certain structured entities in which we have interests but do not consolidate. In determining whether we are a sponsor of a structured entity, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, our initial and continuing involvement and whether we hold subordinated interests in the entity. We are considered to be the sponsor of certain credit investment products, tax credit entities, RBC managed mutual funds and a commercial mortgage securitization vehicle. During the year ended October 31, 2025, we transferred commercial mortgages with a carrying amount of $685 million (October 31, 2024 – $nil) to a sponsored securitization vehicle in which we did not have any interests as at the end of the reporting period.

Note 9   Derivative financial instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. The notional amount of derivatives represents the contract amount used as a reference point to calculate payments.

Financial derivatives
Forwards and futures

Forward contracts are non-standardized agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the specified price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are OTC contracts in which two counterparties exchange a series of cash flows based on agreed upon rates applied to a notional amount. Examples of swap agreements are described below.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Certain interest rate swaps are transacted and settled through clearing houses which act as central counterparties. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and notional amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument or commodity at a specified price, at or by a predetermined future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser's right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include but are not limited to interest rate options, foreign currency options, equity options and index options.

Credit derivatives
Credit derivatives are OTC contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Certain credit default swaps are transacted and settled through clearing houses which act as central counterparties. Credit derivatives include credit default swaps, credit default baskets and total return swaps with debt securities as the underlying asset(s).

Credit default swaps provide protection against the decline in the value of the referenced asset as a result of specified credit events such as default or bankruptcy. They are similar in structure to an option, whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a referenced asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Other derivative products
Other derivative products include stable value derivatives.

Non-financial derivatives
Other contracts also include non-financial derivative products such as precious metal and commodity derivative contracts in both the OTC and exchange markets.

Derivatives issued for trading purposes
Most of our derivative transactions relate to client-driven sales and trading activities, and associated market risk hedging. Sales activities include the structuring and marketing of derivative products to clients, enabling them to modify or reduce risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves the active management of derivative transactions with the expectation of profiting from favourable movements in prices, rates, or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and product types.

Derivatives issued for other-than-trading purposes
We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. Purchased options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement.

Notional amount of derivatives by term to maturity (absolute amounts) [1]

(Millions of Canadian dollars)	As at October 31, 2025					
	Term to maturity					Other than
	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Trading
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 1,920,284	$ 1,292,557	$ 11,515	$ 3,224,356	$ 3,224,356	$ –
Swaps	7,198,664	9,391,086	6,401,414	22,991,164	21,509,530	1,481,634
Options purchased	553,914	431,667	189,250	1,174,831	1,174,715	116
Options written	493,070	445,756	207,892	1,146,718	1,146,491	227
Foreign exchange contracts						
Forward contracts	3,184,117	151,308	9,319	3,344,744	3,192,939	151,805
Cross currency swaps	22,869	121,493	101,765	246,127	238,380	7,747
Cross currency interest rate swaps	1,575,261	2,557,260	1,395,392	5,527,913	5,452,212	75,701
Options purchased	656,329	118,521	1,734	776,584	776,175	409
Options written	667,756	107,799	1,163	776,718	776,716	2
Credit derivatives [2]	11,069	267,007	145,178	423,254	422,213	1,041
Other contracts [3]	572,876	213,935	26,947	813,758	796,157	17,601
Exchange-traded contracts						
Interest rate contracts						
Futures – long positions	263,750	155,590	2,614	421,954	421,954	–
Futures – short positions	660,032	159,865	2,739	822,636	822,333	303
Options purchased	47,629	5,684	–	53,313	53,313	–
Options written	65,477	10,429	–	75,906	75,906	–
Foreign exchange contracts						
Futures – long positions	15	–	–	15	15	–
Other contracts	714,199	190,536	28,799	933,534	933,534	–
	$ 18,607,311	$ 15,620,493	$ 8,525,721	$ 42,753,525	$ 41,016,939	$ 1,736,586

(Millions of Canadian dollars)	As at October 31, 2024					
	Term to maturity					Other than
	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Trading
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 1,097,367	$ 672,436	$ 7,017	$ 1,776,820	$ 1,776,820	$ –
Swaps	6,181,369	8,714,891	5,597,447	20,493,707	19,291,405	1,202,302
Options purchased	206,649	407,730	155,843	770,222	770,181	41
Options written	217,379	384,448	179,408	781,235	781,113	122
Foreign exchange contracts						
Forward contracts	2,939,019	136,442	7,465	3,082,926	2,966,914	116,012
Cross currency swaps	23,204	108,912	75,843	207,959	199,481	8,478
Cross currency interest rate swaps	1,298,173	2,544,878	1,380,858	5,223,909	5,168,677	55,232
Options purchased	475,980	75,804	2,015	553,799	553,799	–
Options written	488,878	66,828	983	556,689	556,689	–
Credit derivatives [2]	4,055	135,505	118,732	258,292	257,333	959
Other contracts [3]	389,424	149,475	10,122	549,021	538,604	10,417
Exchange-traded contracts						
Interest rate contracts						
Futures – long positions	93,985	45,015	56	139,056	139,056	–
Futures – short positions	114,425	64,759	301	179,485	179,244	241
Options purchased	7,075	991	–	8,066	8,066	–
Options written	2,262	14	–	2,276	2,276	–
Foreign exchange contracts						
Futures – long positions	1	–	–	1	1	–
Other contracts	367,023	68,132	2,574	437,729	437,729	–
	$ 13,906,268	$ 13,576,260	$ 7,538,664	$ 35,021,192	$ 33,627,388	$ 1,393,804

(1) The derivative notional amounts are determined using the standardized approach for measuring counterparty credit risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR).

(2) Credit derivatives with a notional value of $1 billion (October 31, 2024 – $1 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $218 billion (October 31, 2024 – $135 billion) and protection sold of $204 billion (October 31, 2024 – $122 billion).

(3) Other contracts exclude loan underwriting commitments of $8 billion (October 31, 2024 – $3 billion), which are not classified as derivatives under CAR guidelines.

Fair value of derivative instruments (1)

	As at			
	October 31, 2025		October 31, 2024	
(Millions of Canadian dollars)	Positive	Negative	Positive	Negative
Held or issued for trading purposes				
Interest rate contracts				
Forward rate agreements	$ 112	$ 153	$ 147	$ 68
Swaps	20,887	15,644	21,155	16,482
Options purchased	4,872	–	5,556	–
Options written	–	5,330	–	6,049
	25,871	21,127	26,858	22,599
Foreign exchange contracts				
Forward contracts	27,599	22,562	26,339	23,758
Cross currency swaps	9,202	5,545	7,316	4,912
Cross currency interest rate swaps	55,475	61,017	60,105	59,733
Options purchased	3,382	–	2,407	–
Options written	–	2,577	–	1,800
	95,658	91,701	96,167	90,203
Credit derivatives	349	258	270	216
Other contracts	52,988	69,249	26,325	46,420
	174,866	182,335	149,620	159,438
Held or issued for other-than-trading purposes				
Interest rate contracts				
Swaps	293	453	1,215	3,100
	293	453	1,215	3,100
Foreign exchange contracts				
Forward contracts	2,311	1,929	1,235	682
Cross currency swaps	482	73	207	46
Cross currency interest rate swaps	2,255	1,388	874	2,287
	5,048	3,390	2,316	3,015
Credit derivatives	3	4	3	2
Other contracts	143	61	79	77
	5,487	3,908	3,613	6,194
Total gross fair values before:	180,353	186,243	153,233	165,632
Valuation adjustments determined on a pooled basis	(1,080)	(223)	(1,053)	(301)
Impact of netting agreements that qualify for balance sheet offset	(2,067)	(2,067)	(1,568)	(1,568)
	$ 177,206	$ 183,953	$ 150,612	$ 163,763

(1) The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Fair value of derivative instruments by term to maturity (1)

	As at							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Less than 1 year	1 through 5 years	Over 5 years	Total	Less than 1 year	1 through 5 years	Over 5 years	Total
Derivative assets	$ 73,626	56,086	47,494	$ 177,206	$ 54,660	48,765	47,187	$ 150,612
Derivative liabilities	79,691	57,630	46,632	183,953	67,886	51,170	44,707	163,763

(1) The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the financial instrument and is normally a small fraction of the contract's notional amount.

We subject our derivative transactions to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We use a single internal rating system for all credit risk exposure, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.

Offsetting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements and achieved when specific criteria are met in accordance with our accounting policy in Note 2. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market factors. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty collateralize the current market value of its derivatives positions when the value exceeds a specified threshold amount.

Replacement cost and credit equivalent amounts are determined using SA-CCR in accordance with the OSFI CAR guidelines. The replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements and applicable margins. The credit equivalent amount is defined as the replacement cost plus an additional amount for potential future credit exposure, scaled by a regulatory factor. The risk-weighted equivalent is determined by applying appropriate risk weights to the credit equivalent amount, including those risk weights reflective of model approval under the internal ratings-based approach.

Derivative-related credit risk [1]

	As at					
	October 31, 2025			October 31, 2024		
(Millions of Canadian dollars)	Replacement cost	Credit equivalent amount	Risk-weighted equivalent [2]	Replacement cost	Credit equivalent amount	Risk-weighted equivalent [2]
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 43	$ 700	$ 136	$ 8	$ 231	$ 43
Swaps	7,674	20,723	3,045	6,926	17,760	2,747
Options purchased	90	752	147	317	859	135
Options written	62	474	137	49	398	104
Foreign exchange contracts						
Forward contracts	7,412	35,560	6,425	8,077	33,908	6,693
Swaps	3,432	21,172	2,730	3,915	21,709	2,703
Options purchased	871	2,614	665	877	2,315	587
Options written	136	611	128	117	476	98
Credit derivatives	838	2,614	132	608	2,336	191
Other contracts	1,446	24,385	4,915	1,773	20,981	4,756
Exchange-traded contracts	12,034	24,367	508	10,084	19,023	380
	$ 34,038	$ 133,972	$ 18,968	$ 32,751	$ 119,996	$ 18,437

(1) The amounts presented are net of master netting agreements in accordance with CAR guidelines.
(2) The risk-weighted balances are calculated in accordance with CAR guidelines and exclude CVA of $20 billion (October 31, 2024 – $18 billion).

Replacement cost of derivative instruments by risk rating and by counterparty type

	As at October 31, 2025								
	Risk rating [1]					Counterparty type [2]			
(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive fair values	$ 28,649	$ 85,952	$ 28,251	$ 37,501	$ 180,353	$ 75,797	$ 44,072	$ 60,484	$ 180,353
Impact of master netting agreements and applicable margins	15,681	76,267	21,738	32,629	146,315	74,434	43,386	28,495	146,315
Replacement cost (after netting agreements)	$ 12,968	$ 9,685	$ 6,513	$ 4,872	$ 34,038	$ 1,363	$ 686	$ 31,989	$ 34,038

	As at October 31, 2024								
	Risk rating [1]					Counterparty type [2]			
(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive fair values	$ 31,561	$ 77,933	$ 25,206	$ 18,533	$ 153,233	$ 75,119	$ 24,655	$ 53,459	$ 153,233
Impact of master netting agreements and applicable margins	18,644	67,995	19,046	14,797	120,482	73,763	24,289	22,430	120,482
Replacement cost (after netting agreements)	$ 12,917	$ 9,938	$ 6,160	$ 3,736	$ 32,751	$ 1,356	$ 366	$ 31,029	$ 32,751

(1) Our internal risk ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.
(2) Counterparty type is defined in accordance with CAR guidelines.

Derivatives in hedging relationships

We apply hedge accounting to minimize volatility in earnings and capital caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. Refer to Note 2 for our policies on hedge accounting including presentation of hedge effectiveness and ineffectiveness amounts.

We assess and measure the effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. When cash instruments are designated as hedges of foreign exchange risks, only changes in their value due to foreign exchange risk are included in the assessment and measurement of hedge effectiveness. Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

- Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset and frequency of payment.
- Difference in the discounting factors between the hedged item and the hedging instrument, taking into consideration the different reset frequency of the hedged item and hedging instrument.
- Hedging derivatives with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item.

Below is a description of our risk management strategy for each risk exposure that we decide to hedge:

Interest rate risk

We use interest rate contracts to manage our exposure to interest rate risk by modifying the repricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The swaps are designated in either a fair value hedge or a cash flow hedge.

For fair value hedges, we use interest rate contracts to manage the fair value movements of our fixed rate instruments due to changes in benchmark interest. The interest rate swaps are entered into on a one-to-one basis to manage the benchmark interest rate risk, and its terms are critically matched to the specified fixed rate instruments.

We also use interest rate swaps in fair value hedges to manage interest rate risk from residential mortgage assets and funding liabilities. Our exposure from this portfolio changes with the origination of new loans, repayments of existing loans and sale of securitized mortgages. Accordingly, we have adopted dynamic hedging for that portfolio, in which the hedge relationship is rebalanced on a more frequent basis, such as on a bi-weekly or on a monthly basis.

For cash flow hedges, we use interest rate contracts to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates. Whilst some of the interest rate swaps are entered into on a one-to-one basis to manage a specific exposure, other interest rate swaps may be entered into for managing interest rate risks of a portfolio of assets and liabilities.

Foreign exchange risk

We manage our exposure to foreign currency risk with cross currency swaps in a cash flow hedge, and foreign exchange forward contracts in a net investment hedge. Certain cash instruments may also be designated in a net investment hedge, where applicable.

For cash flow hedges, we use cross currency swaps and forward contracts to manage the cash flow variability arising from fluctuations in foreign exchange rates on our issued foreign denominated fixed rate liabilities and highly probable forecasted transactions. The maturity profile and repayment terms of these swaps are matched to those of our foreign denominated exposures to limit our cash flow volatility from changes in foreign exchange rates.

For net investment hedges, we use a combination of foreign exchange forwards and cash instruments, such as foreign denominated deposit liabilities, to manage our foreign exchange risk arising from our investments in foreign operations. Our most significant exposures include USD, GBP and Euro. When hedging net investments in foreign operations using foreign exchange forwards, only the undiscounted spot element of the foreign exchange forward is designated as the hedging instrument. Accordingly, changes in the fair value of the hedging instrument as a result of changes in forward rates and the effects of discounting are not included in the hedging effectiveness assessment. Foreign operations are only hedged to the extent of the principal of the foreign denominated deposit liabilities or notional amount of the derivative; we generally do not expect to incur significant ineffectiveness on hedges of net investments in foreign operations.

Equity price risk

We use total return swaps in cash flow hedges to mitigate the cash flow variability of the expected payment associated with our cash settled share-based compensation plan for certain key employees by exchanging interest payments for indexed RBC share price change and dividend returns.

Credit risk

We predominantly use credit derivatives to economically hedge our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Derivative instruments designated in hedging relationships (1)

The following table presents the fair values of the derivative instruments and the principal amounts of the non-derivative liabilities, categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at							
	October 31, 2025				October 31, 2024			
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship
(Millions of Canadian dollars)	Fair value	Cash flow	Net investment		Fair value	Cash flow	Net investment	
Assets								
Derivative instruments	$ 22	$ 538	$ 21	$ 176,625	$ 18	$ 298	$ 4	$ 150,292
Liabilities								
Derivative instruments	5	73	120	183,755	59	27	433	163,244
Non-derivative instruments	–	–	45,106	n.a.	–	–	37,833	n.a.

(1)	The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a.	not applicable

The following tables provide the remaining term to maturity analysis of the notional amounts and the weighted average rates of the hedging instruments and their carrying amounts by types of hedging relationships:

Fair value hedges

	As at October 31, 2025					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of fixed rate assets	$ 30,131	$ 112,640	$ 52,846	$ 195,617	$ 17	$ 5
Hedge of fixed rate liabilities	31,934	67,365	13,277	112,576	5	–
Weighted average fixed interest rate						
Hedge of fixed rate assets	2.9%	3.4%	3.6%	3.4%		
Hedge of fixed rate liabilities	2.3%	3.3%	2.9%	3.0%		

	As at October 31, 2024					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of fixed rate assets	$ 11,396	$ 68,563	$ 38,343	$ 118,302	$ 10	$ 55
Hedge of fixed rate liabilities	32,496	71,668	17,267	121,431	8	4
Weighted average fixed interest rate						
Hedge of fixed rate assets	3.8%	3.8%	3.5%	3.7%		
Hedge of fixed rate liabilities	2.9%	2.8%	3.1%	2.8%		

(1)	The carrying amount reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Cash flow hedges

(Millions of Canadian dollars, except average rates)	As at October 31, 2025					
	Notional amounts				Carrying amount (1)	
	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of variable rate assets	$ 95,516	$ 136,952	$ 9,274	$ 241,742	$ –	$ –
Hedge of variable rate liabilities	47,782	73,620	31,296	152,698	–	–
Weighted average fixed interest rate						
Hedge of variable rate assets	3.1%	3.2%	3.4%	3.2%		
Hedge of variable rate liabilities	4.0%	3.1%	2.9%	3.3%		
Foreign exchange risk						
Cross currency swaps						
Hedge of fixed rate assets	$ 183	$ 1,000	$ –	$ 1,183	$ –	$ 73
Hedge of fixed rate liabilities	1,212	3,233	–	4,445	482	–
Weighted average CAD-EUR exchange rate	1.49	1.41	n.a.	1.43		
Weighted average CAD-USD exchange rate	1.34	1.34	n.a.	1.34		

(Millions of Canadian dollars, except average rates)	As at October 31, 2024					
	Notional amounts				Carrying amount (1)	
	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of variable rate assets	$ 91,698	$ 133,684	$ 6,831	$ 232,213	$ –	$ –
Hedge of variable rate liabilities	46,390	101,339	33,845	181,574	–	–
Weighted average fixed interest rate						
Hedge of variable rate assets	4.1%	3.5%	3.5%	3.7%		
Hedge of variable rate liabilities	4.1%	3.6%	2.9%	3.6%		
Foreign exchange risk						
Cross currency swaps						
Hedge of fixed rate assets	$ –	$ 936	$ –	$ 936	$ 9	$ 21
Hedge of fixed rate liabilities	–	4,163	–	4,163	198	6
Weighted average CAD-EUR exchange rate	n.a.	1.43	n.a.	1.43		
Weighted average CAD-USD exchange rate	n.a.	1.34	n.a.	1.34		

(1)   The carrying amount reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

n.a.   not applicable

Net investment hedges

(Millions of Canadian dollars, except average rates)	As at October 31, 2025					
	Notional/Principal				Carrying amount	
	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk						
Foreign currency liabilities	$ 12,069	$ 29,973	$ 3,290	$ 45,332	n.a.	$ 45,106
Weighted average CAD-USD exchange rate	1.31	1.38	1.34	1.36		
Weighted average CAD-EUR exchange rate	n.a.	n.a.	n.a.	n.a.		
Weighted average CAD-GBP exchange rate	n.a.	1.78	n.a.	1.78		
Forward contracts	$ 11,388	$ –	$ –	$ 11,388	$ 21	$ 120
Weighted average CAD-USD exchange rate	1.39	n.a.	n.a.	1.39		
Weighted average CAD-EUR exchange rate	1.62	n.a.	n.a.	1.62		
Weighted average CAD-GBP exchange rate	1.86	n.a.	n.a.	1.86		

(Millions of Canadian dollars, except average rates)	As at October 31, 2024					
	Notional/Principal				Carrying amount	
	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk						
Foreign currency liabilities	$ 4,540	$ 27,649	$ 6,505	$ 38,694	n.a.	$ 37,833
Weighted average CAD-USD exchange rate	1.33	1.34	1.34	1.34		
Weighted average CAD-EUR exchange rate	n.a.	n.a.	n.a.	n.a.		
Weighted average CAD-GBP exchange rate	1.71	1.76	n.a.	1.73		
Forward contracts	$ 19,926	$ –	$ –	$ 19,926	$ 4	$ 433
Weighted average CAD-USD exchange rate	1.36	n.a.	n.a.	1.36		
Weighted average CAD-EUR exchange rate	1.50	n.a.	n.a.	1.50		
Weighted average CAD-GBP exchange rate	1.79	n.a.	n.a.	1.79		

n.a.   not applicable

The following tables present the details of the hedged items categorized by their hedging relationships:

Fair value hedges – Assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2025					
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount			Changes in fair values used for calculating hedge ineffectiveness
(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Consolidated Balance Sheet items:	
Interest rate risk						
Fixed rate assets (1)	$ 192,744	$ –	$ 1,027	$ –	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale Deposits – Personal;	$ 1,698
Fixed rate liabilities (1)	–	109,255	–	(499)	Deposits – Business and government; Subordinated debentures; Deposits – Bank	(1,812)

	As at and for the year ended October 31, 2024					
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount			Changes in fair values used for calculating hedge ineffectiveness
(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Consolidated Balance Sheet items:	
Interest rate risk						
Fixed rate assets (1)	$ 114,354	$ –	$ (666)	$ –	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale Deposits – Personal;	$ 2,702
Fixed rate liabilities (1)	–	118,116	–	(2,312)	Deposits – Business and government; Subordinated debentures; Deposits – Bank	(3,963)

(1)   As at October 31, 2025, the accumulated amount of fair value hedge adjustments remaining on our Consolidated Balance Sheets for hedged items that have ceased to be adjusted for hedging gains and losses is a loss of $78 million for fixed rate assets and a gain of $9 million for fixed rate liabilities (October 31, 2024 – loss of $238 million and gain of $118 million, respectively).

Cash flow and net investment hedges – Assets and liabilities designated as hedged items

		As at and for the year ended October 31, 2025		
		Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve	
(Millions of Canadian dollars)	Consolidated Balance Sheet items:		Continuing hedges	Discontinued hedges
Cash flow hedges				
Interest rate risk				
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale; Interest bearing deposits with banks; Assets purchased under reverse repurchase agreements and securities borrowed	$ (1,561)	$ 2,934	$ (481)
Variable rate liabilities	Deposits – Business and government; Deposits – Personal; Obligations related to assets sold under repurchase agreements and securities loaned	976	(1,643)	2,520
Foreign exchange risk				
Fixed rate assets	Securities – Investment, net of applicable allowance	56	13	–
Fixed rate liabilities	Deposits – Business and government	(305)	(51)	–
Net investment hedges				
Foreign exchange risk				
Foreign subsidiaries	n.a.	433	(8,514)	(306)

		As at and for the year ended October 31, 2024		
		Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve	
(Millions of Canadian dollars)	Consolidated Balance Sheet items:		Continuing hedges	Discontinued hedges
Cash flow hedges				
Interest rate risk				
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale; Interest bearing deposits with banks; Assets purchased under reverse repurchase agreements and securities borrowed	$ (4,415)	$ 2,645	$ (2,216)
Variable rate liabilities	Deposits – Business and government; Deposits – Personal; Obligations related to assets sold under repurchase agreements and securities loaned	4,437	(1,801)	4,557
Foreign exchange risk				
Fixed rate assets	Securities – Investment, net of applicable allowance	7	13	–
Fixed rate liabilities	Deposits – Business and government	(106)	(52)	–
Net investment hedges				
Foreign exchange risk				
Foreign subsidiaries	n.a.	710	(8,005)	(382)

n.a.   not applicable

Effectiveness of designated hedging relationships

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
	For the year ended October 31, 2025			
Fair value hedges				
Interest rate risk				
Interest rate contracts – fixed rate assets	$ (1,773)	$ (75)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	1,808	(4)	n.a.	n.a.
Cash flow hedges				
Interest rate risk				
Interest rate contracts – variable rate assets	1,543	(13)	$ 1,604	$ (344)
Interest rate contracts – variable rate liabilities	(941)	17	(974)	828
Foreign exchange risk				
Cross currency swap – fixed rate assets	(56)	–	(50)	(50)
Cross currency swap – fixed rate liabilities	305	–	246	246
Net investment hedges				
Foreign exchange risk				
Foreign currency liabilities	(92)	–	(92)	–
Forward contracts	(341)	–	(341)	–

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
	For the year ended October 31, 2024			
Fair value hedges				
Interest rate risk				
Interest rate contracts – fixed rate assets	$ (2,761)	$ (59)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	3,961	(2)	n.a.	n.a.
Cash flow hedges				
Interest rate risk				
Interest rate contracts – variable rate assets	4,416	15	$ 2,559	$ (3,195)
Interest rate contracts – variable rate liabilities	(4,325)	(19)	(2,600)	3,872
Foreign exchange risk				
Cross currency swap – fixed rate assets	(6)	–	1	(12)
Cross currency swap – fixed rate liabilities	107	2	70	122
Net investment hedges				
Foreign exchange risk				
Foreign currency liabilities	(455)	–	(455)	–
Forward contracts	(255)	–	(254)	(1)

(1) Hedge ineffectiveness recognized in income included losses of $105 million that are excluded from the assessment of hedge effectiveness and are offset by economic hedges (October 31, 2024 – losses of $50 million).

n.a. not applicable

Reconciliation of components of equity

The following table provides a reconciliation by risk category of each component of equity and an analysis of other comprehensive income relating to hedge accounting:

	For the year ended October 31, 2025		For the year ended October 31, 2024	
(Millions of Canadian dollars)	Cash flow hedge reserve	Foreign currency translation reserve	Cash flow hedge reserve	Foreign currency translation reserve
Balance at the beginning of the year	$ 2,267	$ 7,128	$ 2,756	$ 6,612
Cash flow hedges				
Effective portion of changes in fair value:				
Interest rate risk	630		(40)	
Foreign exchange risk	196		71	
Equity price risk	243		413	
Net amount reclassified to profit or loss:				
Ongoing hedges:				
Interest rate risk	(81)		134	
Foreign exchange risk	(196)		(110)	
Equity price risk	(245)		(350)	
De-designated hedges:				
Interest rate risk	(403)		(811)	
Hedges of net investment in foreign operations				
Foreign exchange denominated debt		(92)		(455)
Forward foreign exchange contracts		(341)		(254)
Foreign currency translation differences for foreign operations		826		1,018
Reclassification of losses (gains) on foreign currency translation to income		(25)		–
Reclassification of losses (gains) on net investment hedging activities to income		–		1
Tax on movements on reserves during the period	(33)	117	204	206
Balance at the end of the year	$ 2,378	$ 7,613	$ 2,267	$ 7,128

Note 10   Premises and equipment

(Millions of Canadian dollars)		Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total (2)
			Owned by the Bank (1)					**Right-of-use lease assets**		
								For the year ended October 31, 2025		
Cost										
Balance at beginning of period		$ 244 $	1,325 $	1,411 $	900 $	3,169 $	129 $	6,432 $	319 $	13,929
Additions		–	11	45	11	48	641	518	159	1,433
Acquisition through business combination		–	–	–	–	–	–	–	–	–
Transfers from work in process		–	26	317	61	166	(570)	–	–	–
Disposals		–	(16)	(290)	(74)	(288)	–	(61)	(36)	(765)
Foreign exchange translation		–	5	7	3	15	1	42	–	73
Other		(90)	(56)	2	(38)	(37)	–	52	–	(167)
Balance at end of period		$ 154 $	1,295 $	1,492 $	863 $	3,073 $	201 $	6,983 $	442 $	14,503
Accumulated depreciation										
Balance at beginning of period		$ – $	694 $	834 $	554 $	2,072 $	– $	2,685 $	238 $	7,077
Depreciation		–	53	260	81	231	–	581	80	1,286
Disposals		–	(19)	(289)	(68)	(287)	–	(19)	(32)	(714)
Foreign exchange translation		–	2	5	2	7	–	14	–	30
Other		–	9	12	(31)	15	–	–	–	5
Balance at end of period		$ – $	739 $	822 $	538 $	2,038 $	– $	3,261 $	286 $	7,684
Net carrying amount at end of period		$ 154 $	556 $	670 $	325 $	1,035 $	201 $	3,722 $	156 $	6,819

(Millions of Canadian dollars)		Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total (2)
			Owned by the Bank (1)					**Right-of-use lease assets**		
								For the year ended October 31, 2024		
Cost										
Balance at beginning of period		$ 140 $	1,251 $	1,283 $	835 $	3,007 $	108 $	5,893 $	317 $	12,834
Additions		103	77	21	11	50	522	526	2	1,312
Acquisition through business combination		–	–	–	13	59	–	226	–	298
Transfers from work in process		–	5	240	132	102	(479)	–	–	–
Disposals		–	(6)	(140)	(82)	(29)	–	(165)	–	(422)
Foreign exchange translation		1	2	10	3	19	–	61	–	96
Other		–	(4)	(3)	(12)	(39)	(22)	(109)	–	(189)
Balance at end of period		$ 244 $	1,325 $	1,411 $	900 $	3,169 $	129 $	6,432 $	319 $	13,929
Accumulated depreciation										
Balance at beginning of period		$ – $	646 $	723 $	550 $	1,863 $	– $	2,149 $	154 $	6,085
Depreciation		–	59	249	73	279	–	620	84	1,364
Disposals		–	(6)	(140)	(82)	(25)	–	(54)	–	(307)
Foreign exchange translation		–	1	8	2	7	–	21	–	39
Other		–	(6)	(6)	11	(52)	–	(51)	–	(104)
Balance at end of period		$ – $	694 $	834 $	554 $	2,072 $	– $	2,685 $	238 $	7,077
Net carrying amount at end of period		$ 244 $	631 $	577 $	346 $	1,097 $	129 $	3,747 $	81 $	6,852

(1)   As at October 31, 2025, we had total contractual commitments of $160 million to purchase premises and equipment (October 31, 2024 – $137 million).

(2)   Includes investment properties with a cost of $34 million (October 31, 2024 – $186 million) which are subject to operating leases and carried at cost less accumulated amortization. The fair value, determined by a combination of internal investment professionals and external independent property appraisers with the relevant professional qualifications and experience, is $34 million (October 31, 2024 – $188 million).

Lease payments

Total lease payments for the year ended October 31, 2025 were $1,668 million, of which $778 million or 47% relates to variable payments and $890 million or 53% relates to fixed payments. Total lease payments for the year ended October 31, 2024 were $1,440 million, of which $708 million or 49% relates to variable payments and $732 million or 51% relates to fixed payments.

Total variable lease payments not included in the measurement of lease liabilities were $726 million for the year ended October 31, 2025 (October 31, 2024 – $697 million).

Note 11 Goodwill and other intangible assets

Goodwill

(Millions of Canadian dollars)	Personal Banking – Canada	Caribbean Banking	Commercial Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Investor Services	Insurance	Capital Markets	Total
	For the year ended October 31, 2025										
Balance at beginning of period	$ 4,994	$ 1,798	$ 3,815	$ 877	$ 2,164	$ 3,091	$ 1,198	$ 29	$ 112	$ 1,208	$ 19,286
Acquisitions	–	–	–	–	–	–	–	–	–	–	–
Currency translations and other	(25)	21	(25)	6	79	22	34	–	–	7	119
Balance at end of period	$ 4,969	$ 1,819	$ 3,790	$ 883	$ 2,243	$ 3,113	$ 1,232	$ 29	$ 112	$ 1,215	$ 19,405

(Millions of Canadian dollars)	Personal Banking – Canada	Caribbean Banking	Commercial Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Investor Services	Insurance	Capital Markets	Total
	For the year ended October 31, 2024										
Balance at beginning of period	$ 1,851	$ 1,791	$ 793	$ 593	$ 2,016	$ 3,080	$ 1,124	$ 29	$ 112	$ 1,205	$ 12,594
Acquisitions	3,159	–	3,022	283	72	–	–	–	–	–	6,536
Currency translations and other	(16)	7	–	1	76	11	74	–	–	3	156
Balance at end of period	$ 4,994	$ 1,798	$ 3,815	$ 877	$ 2,164	$ 3,091	$ 1,198	$ 29	$ 112	$ 1,208	$ 19,286

We perform our annual impairment test by comparing the carrying amount of each CGU to its recoverable amount. The recoverable amount of a CGU is represented by its VIU, except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU's FVLCD and its VIU is the recoverable amount. Our annual impairment test is performed as at August 1.

In our 2025 and 2024 annual impairment tests, the recoverable amount of our Caribbean Banking CGU was based on its FVLCD and the recoverable amounts of all other CGUs tested were based on their VIU.

Value in use

We calculate VIU using a five-year discounted cash flow method, with the exception of our International Wealth Management CGU where cash flow projections covering a seven-year period were used, which more closely aligns with the strategic growth plan resulting from the acquisition of RBC Brewin Dolphin. Future cash flows are based on financial plans agreed by management, estimated based on forecast results, business initiatives, capital required to support future cash flows and returns to shareholders. Key drivers of future cash flows include net interest margins and average interest-earning assets. The values assigned to these drivers over the forecast period are based on past experience, external and internal economic forecasts, and management's expectations of the impact of economic conditions on our financial results. Beyond the initial cash flow projection period, cash flows are assumed to increase at a constant rate using a nominal long-term growth rate (terminal growth rate). Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. The discount rates used to determine the present value of each CGU's projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation).

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the VIU to key inputs and assumptions used was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. As at August 1, 2025, no reasonably possible change in an individual key input or assumption, as described, would result in a CGU's carrying amount exceeding its recoverable amount based on VIU.

The terminal growth rates and pre-tax discount rates used in our discounted cash flow models are summarized below.

	As at			
	August 1, 2025		August 1, 2024	
	Discount rate [1]	**Terminal growth rate**	Discount rate [1]	Terminal growth rate
Group of cash generating units				
Personal Banking – Canada	**10.8%**	**3.0%**	11.7%	3.0%
Caribbean Banking	**12.9**	**3.5**	13.7	3.5
Commercial Banking	**11.5**	**3.0**	11.7	3.0
Canadian Wealth Management	**11.8**	**3.0**	12.5	3.0
Global Asset Management	**11.8**	**3.0**	12.4	3.0
U.S. Wealth Management (including City National)	**12.4**	**3.0**	12.6	3.0
International Wealth Management	**12.1**	**3.0**	12.3	3.0
Investor Services	**11.9**	**3.0**	12.5	3.0
Insurance	**11.5**	**3.0**	12.5	3.0
Capital Markets	**13.0**	**3.0**	12.7	3.0

(1) Pre-tax discount rates are determined implicitly based on post-tax discount rates.

Fair value less costs of disposal – Caribbean Banking

We calculated FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period. Cash flows are based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Future cash flows, terminal growth rates, and discount rates are based on the same factors noted above. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable.

The estimation of FVLCD involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the FVLCD to key inputs and assumptions was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. As at August 1, 2025, no reasonably possible change in an individual key input or assumption, as described, would result in the CGU's carrying amount exceeding its recoverable amount.

Other intangible assets

(Millions of Canadian dollars)	For the year ended October 31, 2025					
	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships (1)	In process software	Total
Gross carrying amount						
Balance at beginning of period	$ 5,574	$ 1,074	$ 3,637	$ 2,941	$ 1,357	$ 14,583
Additions	175	12	–	–	1,165	1,352
Acquisition through business combination	–	–	–	–	–	–
Transfers	844	83	–	–	(927)	–
Dispositions	(585)	(43)	–	–	(2)	(630)
Impairment losses	(37)	(1)	–	–	(10)	(48)
Currency translations	19	11	11	52	8	101
Other changes	111	(42)	–	(13)	(89)	(33)
Balance at end of period	$ 6,101	$ 1,094	$ 3,648	$ 2,980	$ 1,502	$ 15,325
Accumulated amortization						
Balance at beginning of period	$ (3,387)	$ (729)	$ (1,663)	$ (1,006)	$ –	$ (6,785)
Amortization charge for the year	(1,068)	(79)	(448)	(164)	–	(1,759)
Dispositions	591	42	–	–	–	633
Impairment losses	13	1	–	–	–	14
Currency translations	(13)	(8)	(10)	(11)	–	(42)
Other changes	23	(28)	–	21	–	16
Balance at end of period	$ (3,841)	$ (801)	$ (2,121)	$ (1,160)	$ –	$ (7,923)
Net balance at end of period	$ 2,260	$ 293	$ 1,527	$ 1,820	$ 1,502	$ 7,402

(Millions of Canadian dollars)	For the year ended October 31, 2024					
	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships (1)	In process software	Total
Gross carrying amount						
Balance at beginning of period	$ 5,595	$ 1,097	$ 1,658	$ 2,456	$ 1,527	$ 12,333
Additions	31	4	–	9	1,090	1,134
Acquisition through business combination	–	–	1,972	370	–	2,342
Transfers	1,204	42	–	–	(1,246)	–
Dispositions	(1,204)	(67)	–	(9)	(1)	(1,281)
Impairment losses	(37)	(18)	–	–	(30)	(85)
Currency translations	32	17	7	115	3	174
Other changes	(47)	(1)	–	–	14	(34)
Balance at end of period	$ 5,574	$ 1,074	$ 3,637	$ 2,941	$ 1,357	$ 14,583
Accumulated amortization						
Balance at beginning of period	$ (3,596)	$ (658)	$ (1,330)	$ (846)	$ –	$ (6,430)
Amortization charge for the year	(986)	(102)	(325)	(136)	–	(1,549)
Dispositions	1,204	66	–	7	–	1,277
Impairment losses	12	5	–	–	–	17
Currency translations	(21)	(7)	(8)	(31)	–	(67)
Other changes	–	(33)	–	–	–	(33)
Balance at end of period	$ (3,387)	$ (729)	$ (1,663)	$ (1,006)	$ –	$ (6,785)
Net balance at end of period	$ 2,187	$ 345	$ 1,974	$ 1,935	$ 1,357	$ 7,798

(1) Includes $259 million (October 31, 2024 – $259 million) of mutual fund management contracts with indefinite useful lives in the Global Asset Management CGU acquired in the HSBC Canada transaction.

Note 12   Joint ventures and associated companies

We do not have any joint ventures or associated companies that are individually material to our financial results. The following table summarizes the carrying value of our interests in joint ventures and associated companies accounted for under the equity method as well as our share of the income of those entities.

(Millions of Canadian dollars)	Joint ventures		Associated companies	
	As at and for the year ended			
	October 31 2025	October 31 2024	October 31 2025	October 31 2024
Carrying amount	$ 572	$ 542	$ 257	$ 293
Share of: Net income (1)	$ 82	$ 64	$ 1	$ (41)

(1) Excludes impairment losses recognized on our interests in joint ventures and associated companies. During the year ended October 31, 2025, we recognized impairment losses of $10 million in Non-interest income – Income (loss) from joint ventures and associates with respect to our interest in an associated company in our Wealth Management segment (October 31, 2024 – $38 million).

Note 13   Other assets

(Millions of Canadian dollars)	As at	
	October 31 2025	October 31 2024
Accounts receivable and prepaids	$ 5,027	$ 4,389
Accrued interest receivable	8,342	7,904
Cash collateral	27,418	20,475
Commodity trading assets (1)	14,475	9,834
Deferred income tax asset	4,486	4,328
Employee benefit assets	4,012	3,630
Insurance-related assets		
Insurance contract assets	581	588
Reinsurance contracts held assets	1,774	1,758
Segregated fund net assets	3,810	3,378
Collateral loans and other	554	517
Investments in joint ventures and associates	829	835
Margin deposits	13,556	11,108
Precious metals (1)	9,108	6,018
Receivable from brokers, dealers and clients	4,667	3,343
Taxes receivable	8,696	7,418
Other	5,558	6,667
	$ 112,893	$ 92,190

(1) Amounts include financial assets disclosed in Note 3 and non-financial assets. Non-financial assets primarily consist of commodities measured at fair value less cost to sell. The fair values are determined by applying valuation techniques using commodity futures' prices and are classified as Level 2 in our fair value hierarchy as the inputs are observable.

Note 14 Deposits

(Millions of Canadian dollars)	As at							
	October 31, 2025				October 31, 2024			
	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$ 228,282	$ 56,988	$ 244,470	$ 529,740	$ 205,714	$ 62,845	$ 253,580	$ 522,139
Business and government	431,239	20,274	494,801	946,314	369,943	20,157	449,570	839,670
Bank	13,488	–	26,074	39,562	9,675	641	37,406	47,722
	$ 673,009	$ 77,262	$ 765,345	$ 1,515,616	$ 585,332	$ 83,643	$ 740,556	$ 1,409,531
Non-interest-bearing (4)								
Canada	$ 158,771	$ 9,469	$ 292	$ 168,532	$ 144,712	$ 7,164	$ 203	$ 152,079
United States	38,009	–	–	38,009	38,520	–	–	38,520
Europe (5)	5	–	–	5	11	–	–	11
Other International	8,133	–	–	8,133	7,758	–	–	7,758
Interest-bearing (4)								
Canada	392,120	16,417	591,636	1,000,173	355,221	14,468	594,066	963,755
United States	63,745	50,497	73,147	187,389	28,389	61,087	75,933	165,409
Europe (5)	6,354	742	76,972	84,068	5,013	851	53,295	59,159
Other International	5,872	137	23,298	29,307	5,708	73	17,059	22,840
	$ 673,009	$ 77,262	$ 765,345	$ 1,515,616	$ 585,332	$ 83,643	$ 740,556	$ 1,409,531

(1) Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2) Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3) Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4) The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at October 31, 2025, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $570 billion, $42 billion, $76 billion and $36 billion, respectively (October 31, 2024 – $511 billion, $34 billion, $53 billion and $29 billion, respectively).
(5) Europe includes the United Kingdom and the Channel Islands.

Contractual maturities of term deposits (1)

(Millions of Canadian dollars)	As at	
	October 31 2025	October 31 2024
Within 1 year:		
less than 3 months	$ 203,075	$ 207,698
3 to 6 months	118,734	94,585
6 to 12 months	172,583	173,603
1 to 2 years	87,550	79,777
2 to 3 years	58,170	61,175
3 to 4 years	33,158	45,767
4 to 5 years	24,047	20,692
Over 5 years	68,028	57,259
	$ 765,345	$ 740,556

(1) The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $704 billion (October 31, 2024 – $670 billion).

Average deposit balances and average rates of interest

(Millions of Canadian dollars, except for percentage amounts)	For the year ended			
	October 31, 2025		October 31, 2024	
	Average balances	Average rates	Average balances	Average rates
Canada	$ 1,155,147	2.93%	$ 1,035,064	3.57%
United States	215,460	2.94	191,257	3.33
Europe	85,570	4.24	58,693	5.26
Other International	39,935	2.45	32,016	2.48
	$ 1,496,112	3.00%	$ 1,317,030	3.59%

Note 15   Insurance and reinsurance

Our insurance contracts issued include life, health, travel, annuity and segregated fund insurance products provided to individuals and businesses across Canada. Outside Canada, we have reinsurance and retrocession contracts issued with respect to longevity reinsurance, life retrocession and reinsurance for creditor life, disability and critical illness. Reinsurance contracts issued are presented within insurance contract balances on the Consolidated Balance Sheets.

In the normal course of business, we also enter into reinsurance contracts held to reinsure risks to other insurance and reinsurance companies in order to lower our risk profile, limit loss exposure to large risks, and provide additional capacity for future growth. The reinsurance contracts held do not relieve our obligations from the direct insurance contracts issued. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency. The carrying amounts of reinsurance contract held assets as disclosed in Note 13 represents our maximum exposure to credit risk at the reporting date.

The insurance and reinsurance contracts are presented on a portfolio basis such that portfolios of contracts that are in an asset position are presented separately from those that are in a liability position.

Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the year ended	
(Millions of Canadian dollars)	October 31 **2025**	October 31 2024
Insurance revenue		
Amounts recognized for contracts using the GMM and VFA:		
Relating to changes in liabilities for remaining coverage:		
Expected incurred claims and other insurance services expenses	$ **3,131**	$ 2,970
Release of risk adjustment for non-financial risk and other	**214**	191
CSM recognized for services provided	**324**	255
Recovery of insurance acquisition cash flows	**98**	81
	3,767	3,497
Amounts recognized for contracts using the PAA	**1,615**	1,576
	5,382	5,073
Insurance service expense [1]		
Incurred claims and other expenses	**(3,978)**	(3,901)
Losses on onerous contracts and reversals of such losses (future service)	**(313)**	(246)
Adjustments to liability for incurred claims (past service)	**(64)**	(2)
Amortization of insurance acquisition cash flows	**(98)**	(81)
	(4,453)	(4,230)
Net income (expense) from reinsurance contracts held	**(62)**	(66)
Insurance service result	$ **867**	$ 777
Net investment income [2]	$ **1,453**	$ 3,259
Insurance finance income (expense)		
Interest accreted [3]	**(791)**	(783)
Effect of changes in discount rates and other financial assumptions [3], [4]	**35**	(1,509)
Changes in fair value of underlying items for contracts using the VFA	**(467)**	(746)
Other	**3**	(93)
	(1,220)	(3,131)
Reinsurance finance income (expense)	**51**	166
Insurance investment result	$ **284**	$ 294
Insurance service and insurance investment results	$ **1,151**	$ 1,071

(1)   Includes Insurance service expense of $977 million (October 31, 2024 – $948 million) relating to insurance contracts measured using the PAA.
(2)   Refer to Note 3 for amounts of interest, dividend and net gains (losses) from FVTPL financial instruments relating to the Insurance segment.
(3)   Comparative amounts have been revised from those previously presented.
(4)   Includes the effect of changes in fulfillment cash flows at current rates when the corresponding effect through CSM is at locked-in rates.

Insurance contracts by remaining coverage and incurred claims

The following table shows the changes in net liabilities for insurance contracts for remaining coverage and incurred claims for short duration insurance contracts measured using the PAA and long duration insurance contracts measured using the GMM and VFA.

	As at or for the year ended					
	October 31, 2025			October 31, 2024		
(Millions of Canadian dollars)	Liabilities for remaining coverage (1)	Liabilities for incurred claims (2)	Total	Liabilities for remaining coverage (1)	Liabilities for incurred claims (2)	Total
Balance at beginning of period:						
Insurance contract assets	$ 1,805	$ (1,217)	$ 588	$ 1,531	$ (850)	$ 681
Insurance contract liabilities	(20,866)	(1,365)	(22,231)	(17,858)	(1,168)	(19,026)
Net insurance contract liabilities	$ (19,061)	$ (2,582)	$ (21,643)	$ (16,327)	$ (2,018)	$ (18,345)
Insurance revenue	$ 5,382	$ –	$ 5,382	$ 5,073	$ –	$ 5,073
Insurance service expense	(405)	(4,048)	(4,453)	(358)	(3,872)	(4,230)
Insurance finance income (expense)	(1,193)	(27)	(1,220)	(2,974)	(157)	(3,131)
Investment components	708	(708)	–	705	(705)	–
Cash flows:						
Premiums received	(6,911)	–	(6,911)	(5,940)	–	(5,940)
Claims and other insurance service expenses paid	–	4,650	4,650	–	4,388	4,388
Insurance acquisition cash flows and other	498	–	498	417	–	417
Total cash flows	$ (6,413)	$ 4,650	$ (1,763)	$ (5,523)	$ 4,388	$ (1,135)
Other movements	(911)	862	(49)	343	(218)	125
Balance at end of period:						
Insurance contract assets	$ 1,189	$ (608)	$ 581	$ 1,805	$ (1,217)	$ 588
Insurance contract liabilities	(23,082)	(1,245)	(24,327)	(20,866)	(1,365)	(22,231)
Net insurance contract liabilities	$ (21,893)	$ (1,853)	$ (23,746)	$ (19,061)	$ (2,582)	$ (21,643)

(1) The ending liabilities for remaining coverage include loss component amounts of $702 million (October 31, 2024 – $366 million).
(2) The ending liabilities for incurred claims includes $941 million (October 31, 2024 – $914 million) attributable to insurance contracts measured under the PAA.

Insurance contracts by measurement components using the GMM or VFA

The following table shows the changes in the measurement components of net liabilities for insurance contracts measured using the GMM and VFA by estimates of present value of future cash flows, risk adjustment for non-financial risk and CSM.

	As at or for the year ended							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM (1)	Total	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM (1)	Total
Balance at beginning of period:								
Insurance contract assets	$ 1,824	$ (568)	$ (719)	$ 537	$ 1,591	$ (544)	$ (565)	$ 482
Insurance contract liabilities	(17,275)	(1,986)	(2,072)	(21,333)	(14,079)	(1,759)	(2,195)	(18,033)
Net insurance contract liabilities	$ (15,451)	$ (2,554)	$ (2,791)	$ (20,796)	$ (12,488)	$ (2,303)	$ (2,760)	$ (17,551)
Insurance service result	$ (169)	$ 25	$ 435	$ 291	$ 33	$ 13	$ 176	$ 222
Insurance finance expense (income)	(1,076)	16	(134)	(1,194)	(2,504)	(324)	(128)	(2,956)
Cash flows:								
Premiums received	(5,255)	–	–	(5,255)	(4,443)	–	–	(4,443)
Claims and other insurance service expenses paid	3,633	–	–	3,633	3,487	–	–	3,487
Insurance acquisition cash flows and other	498	–	–	498	373	–	–	373
Total cash flows	$ (1,124)	$ –	$ –	$ (1,124)	$ (583)	$ –	$ –	$ (583)
Other movements	(13)	(54)	14	(53)	91	60	(79)	72
Balance at end of period:								
Insurance contract assets	$ 1,665	$ (498)	$ (643)	$ 524	$ 1,824	$ (568)	$ (719)	$ 537
Insurance contract liabilities (2)	(19,498)	(2,069)	(1,833)	(23,400)	(17,275)	(1,986)	(2,072)	(21,333)
Net insurance contract liabilities	$ (17,833)	$ (2,567)	$ (2,476)	$ (22,876)	$ (15,451)	$ (2,554)	$ (2,791)	$ (20,796)

(1) The ending balance for CSM includes $2.4 billion (October 31, 2024 – $2.6 billion) relating to groups of insurance contracts initially recognized at transition date using the fair value approach. For the year ended October 31, 2025, CSM from contracts initially recognized was $86 million (October 31, 2024 – $89 million).
(2) Includes segregated fund insurance contract liabilities of $3,877 million (October 31, 2024 – $3,375 million) measured using the VFA. The fair value of the underlying items for segregated fund insurance contracts amount to $3,810 million (October 31, 2024 – $3,378 million), which are substantially investments in mutual funds.

Expected recognition of contractual service margin
The following table presents the expected timing of CSM amortization into Non-interest income – Insurance service result applicable for insurance contracts issued and reinsurance contracts held measured using the GMM and VFA.

	As at									
	October 31, 2025					October 31, 2024				
(Millions of Canadian dollars)	Within 1 year	1 to 5 year	5 to 10 years	Thereafter	Total	Within 1 year	1 to 5 year	5 to 10 years	Thereafter	Total
Insurance contracts issued	$ (222)	$ (814)	$ (634)	$ (806)	$ (2,476)	$ (243)	$ (894)	$ (705)	$ (949)	$ (2,791)
Reinsurance contracts held	68	213	167	226	674	66	208	163	217	654
Total	$ (154)	$ (601)	$ (467)	$ (580)	$ (1,802)	$ (177)	$ (686)	$ (542)	$ (732)	$ (2,137)

Insurance risk
Insurance risk is the risk of loss due to actual experience emerging differently than that we assumed at the time of underwriting. Our main insurance risks include morbidity, mortality, longevity, policyholder behaviour (lapse) and travel risk. We developed an insurance risk management framework that is designed to identify, assess, manage, mitigate and report the insurance risks associated with our insurance businesses. In addition, we are subject to expense risk, which is the exposure to the variability in future expenses that are expected to be incurred in servicing insurance contracts. Our insurance risks are managed through the implementation of robust policies and controls over product design, pricing, underwriting and claim adjudication as well as reinsurance arrangements. Regular reviews are conducted on valuation models, experience studies for key actuarial assumptions, exposure concentration, retention limits, and expense budgets.

Market risk
We are exposed to market risk, which is the risk that the carrying value or future cash flows of insurance and reinsurance contract balances or financial assets fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, foreign currency and inflation risks. Our exposure to market risk is managed through our asset/liability management activities, developed to ensure our risk profile remains within the Bank's risk appetite.

Methods and assumptions
The measurement of insurance and reinsurance contract balances requires various estimates and assumptions. The following summarizes the significant estimates and assumptions used which should be read in conjunction with the accounting policies for insurance and reinsurance contracts disclosed in Note 2.

Estimates of future cash flows
The significant non-financial assumptions used to determine the estimates of future cash flows for insurance and reinsurance contract balances are as follows:
- *Mortality, longevity and morbidity* – Mortality estimates for life insurance contracts are based on standard industry insured mortality tables, adjusted where appropriate to reflect our own experience. Longevity estimates for annuity insurance contracts are developed based on industry longevity experience for pensioners, adjusted where appropriate to reflect our own experience. Morbidity assumptions are made with respect to the rates of claim incidence and claim termination for health insurance contracts and are based on a combination of industry and our own experience.
- *Policyholder behaviour* – Under certain policies, the policyholder has a contractual right to change benefits and premiums, as well as convert policies to permanent forms of insurance. All policyholders have the right to terminate their policies through lapse. Lapses represent the termination of policies due to non-payment of premiums. Lapse assumptions are primarily based on our recent experience adjusted for emerging industry experience where applicable.
- *Expense* – Directly attributable future expense and directly attributable acquisition expense assumptions are derived from internal cost studies and established allocation methodologies, with inflation as a financial assumption reflected in the estimate of future expenses.

Discount rates
Discount rates used to present value future cash flows reflect the time value of money, currency of the cash flows, and the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down approach in determining the discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (credit and market risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate, composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.

The following table provides the current discount yields relating to the Canadian dollar that are primarily used to present value cash flows that do not vary based on returns on underlying items for insurance and reinsurance contracts.

	5 year	10 year	20 year	30 year	Ultimate
October 31, 2025	4.3%	6.0%	7.3%	5.1%	4.1%
October 31, 2024	4.2%	5.6%	6.0%	4.2%	4.1%

Risk adjustment
The risk adjustment for non-financial risk represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arises from non-financial risks as we fulfil the insurance contracts. Non-financial risks are insurance risks such as mortality, morbidity, and other risks such as lapse and expense. We used a margin approach to set the risk adjustment by applying a margin to non-financial assumptions and discounting the resulting margin cash flows at the same discount rates used to present value future cash flows. The risk adjustment for insurance and reinsurance contracts corresponds to a confidence level of approximately 85% overall as at October 31, 2025 (October 31, 2024 – 85%). The confidence level represents the probability that the variability in the actual cash flows will be lower than our risk adjustment for non-financial risk.

Sensitivity analysis
The following table demonstrates the effects on net income, total equity and balance sheet CSM of reasonably possible changes in key market and non-financial assumptions in the measurement of our insurance contracts on a net of reinsurance contracts held basis, which do not differ materially from the sensitivities on a gross basis. The impact of changing non-financial assumptions is primarily absorbed in the CSM recorded on the Consolidated Balance Sheets, unless contracts are onerous in which case the effects are reflected in net income. The effects on net income reflect the impact of changes to market assumptions and the impact of changes to the CSM that is released to income for the year. The percentage change in each variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net income and total equity, as well as CSM recorded on the Consolidated Balance Sheets. The analyses are performed where a single assumption is changed while holding other assumptions constant, which is unlikely to occur in practice. Combining the effects presented in the table may not reflect the total actual effects of changing multiple assumptions at the same time. Actual results can differ materially from these estimates.

	As at and for the year ended			
	October 31, 2025		October 31, 2024	
(Millions of Canadian dollars)	Increase (decrease) to net income and total equity	Increase (decrease) to CSM	Increase (decrease) to net income and total equity	Increase (decrease) to CSM
Market variables:				
1% increase in market interest rates (1)	$ (10)	$ –	$ 3	$ –
1% decrease in market interest rates (1)	5	–	(2)	–
10% increase in equity market values (2)	2	14	–	16
10% decrease in equity market values (2)	(2)	(16)	–	(18)
Non-financial variables:				
2% adverse change in life mortality rates	(32)	(17)	(45)	(17)
2% adverse change in annuitant mortality rates	(12)	(147)	(1)	(151)
5% adverse change in morbidity rates	(61)	(187)	(57)	(179)
10% adverse change in lapse rates	(21)	(360)	(16)	(334)
5% increase in expenses	(6)	(53)	(5)	(52)

(1) Interest rate sensitivities assume a parallel shift of 100 basis points across the entire yield curves as at the reporting date with no change to the ultimate risk-free rate. The impacts are net of the changes in fair value of financial assets held in respect of insurance activities.
(2) Equity market value sensitivities assume a 10% change across all equity markets as at the reporting date reflecting the changes in fair value of the underlying financial assets on the insurance contracts measured using the VFA.

Plan characteristics

We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The majority of beneficiaries of the pension plans are located in Canada and other beneficiaries of the pension plans are primarily located in the U.S., the U.K. and the Caribbean. The pension arrangements including investment, plan benefits and funding decisions are governed by local pension committees or trustees, who are legally segregated from the Bank, or management. Significant plan changes require the approval of the Board of Directors.

Our defined benefit pension plans provide pension benefits based on years of service, contributions and average earnings at retirement. Our primary defined benefit pension plans are closed to new members. New employees are generally eligible to join defined contribution pension plans. The specific features of these plans vary by location. We also provide supplemental non-registered (non-qualified) pension plans for certain executives and senior management that are typically unfunded or partially funded.

Our defined contribution pension plans provide pension benefits based on accumulated employee and Bank contributions. The Bank contributions are based on a percentage of an employee's annual earnings and a portion of the Bank contribution may be dependent on the amount being contributed by the employee and their years of service.

Our primary other post-employment benefit plans provide health, dental, disability and life insurance coverage and cover a number of current and retired employees who are mainly located in Canada. These plans are unfunded unless required by legislation.

We measure our benefit obligations and pension assets as at October 31 each year. All plans are valued using the projected unit-credit method. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plan, the most recent funding actuarial valuation was completed on January 1, 2025, and the next valuation is required no later than January 1, 2028.

For the year ended October 31, 2025, total contributions to our pension plans (defined benefit and defined contribution plans) and other post-employment benefit plans were $593 million and $95 million (October 31, 2024 – $455 million and $91 million), respectively. For 2026, total contributions to our pension plans and other post-employment benefit plans are expected to be $651 million and $98 million, respectively.

Risks

By their design, the defined benefit pension and other post-employment benefit plans expose the Bank to various risks such as investment performance, reductions in discount rates used to value the obligations, increased longevity of plan members, future inflation levels impacting future salary increases as well as future increases in healthcare costs. These risks will reduce over time due to the membership closure of our primary defined benefit pension plans and migration to defined contribution pension plans.

The following table presents the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

| | As at | | | |
| | October 31, 2025 | | October 31, 2024 | |
(Millions of Canadian dollars)	Defined benefit pension plans	Other post-employment benefit plans	Defined benefit pension plans	Other post-employment benefit plans
Canada				
Fair value of plan assets	$ 17,212	$ –	$ 16,421	$ –
Present value of defined benefit obligation	13,558	1,610	13,142	1,563
Net surplus (deficit)	$ 3,654	$ (1,610)	$ 3,279	$ (1,563)
International				
Fair value of plan assets	$ 745	$ –	$ 741	$ –
Present value of defined benefit obligation	650	73	638	76
Net surplus (deficit)	$ 95	$ (73)	$ 103	$ (76)
Total				
Fair value of plan assets	$ 17,957	$ –	$ 17,162	$ –
Present value of defined benefit obligation	14,208	1,683	13,780	1,639
Total net surplus (deficit)	$ 3,749	$ (1,683)	$ 3,382	$ (1,639)
Effect of asset ceiling	(20)	–	(37)	–
Total net surplus (deficit), net of effect of asset ceiling	$ 3,729	$ (1,683)	$ 3,345	$ (1,639)
Amounts recognized in our Consolidated Balance Sheets				
Employee benefit assets	$ 4,012	$ –	$ 3,630	$ –
Employee benefit liabilities	(283)	(1,683)	(285)	(1,639)
Total net surplus (deficit), net of effect of asset ceiling	$ 3,729	$ (1,683)	$ 3,345	$ (1,639)

The following table presents an analysis of the movement in the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

| | As at or for the year ended | | | |
| | October 31, 2025 | | October 31, 2024 | |
(Millions of Canadian dollars)	Defined benefit pension plans (1)	Other post-employment benefit plans	Defined benefit pension plans (1)	Other post-employment benefit plans
Fair value of plan assets at beginning of period	$ 17,162	$ –	$ 14,368	$ –
Interest income	812	–	818	–
Remeasurements				
Return on plan assets (excluding interest income)	631	–	1,991	–
Change in foreign currency exchange rate	18	–	46	–
Contributions – Employer	31	95	29	91
Contributions – Plan participant	41	27	42	24
Payments	(716)	(122)	(675)	(115)
Business combinations/Disposals	–	–	561	–
Other	(22)	–	(18)	–
Fair value of plan assets at end of period	$ 17,957	$ –	$ 17,162	$ –
Benefit obligation at beginning of period	$ 13,780	$ 1,639	$ 11,727	$ 1,417
Current service costs	210	34	188	34
Past service costs	49	–	–	(6)
Interest expense	648	76	668	81
Remeasurements				
Actuarial losses (gains) from demographic assumptions	7	15	(167)	(60)
Actuarial losses (gains) from financial assumptions	142	8	1,337	132
Actuarial losses (gains) from experience adjustments	28	5	2	8
Change in foreign currency exchange rate	19	1	37	3
Contributions – Plan participant	41	27	42	24
Payments	(716)	(122)	(675)	(115)
Business combinations/Disposals	–	–	621	121
Benefit obligation at end of period	$ 14,208	$ 1,683	$ 13,780	$ 1,639
Unfunded obligation	$ 84	$ 1,683	$ 83	$ 1,639
Wholly or partly funded obligation	14,124	–	13,697	–
Total benefit obligation	$ 14,208	$ 1,683	$ 13,780	$ 1,639

(1)   For pension plans with funding deficits, the benefit obligations and fair value of plan assets as at October 31, 2025 were $890 million and $607 million, respectively (October 31, 2024 – $929 million and $665 million, respectively).

Pension and other post-employment benefit expense

The following table presents the composition of our pension and other post-employment benefit expense related to our material pension and other post-employment benefit plans worldwide.

| | For the year ended | | | |
| | Pension plans | | Other post-employment benefit plans | |
(Millions of Canadian dollars)	October 31 2025	October 31 2024	October 31 2025	October 31 2024
Current service costs	$ 210	$ 188	$ 34	$ 34
Past service costs	49	–	–	(6)
Net interest expense (income)	(164)	(150)	76	81
Remeasurements of other long-term benefits	–	–	10	3
Administrative expense	22	18	–	–
Defined benefit pension expense	$ 117	$ 56	$ 120	$ 112
Defined contribution pension expense	562	426	–	–
	$ 679	$ 482	$ 120	$ 112

Service costs for the year ended October 31, 2025 totalled $257 million (October 31, 2024 – $186 million) for pension plans in Canada and $2 million (October 31, 2024 – $2 million) for International plans. Net interest expense (income) for the year ended October 31, 2025 totalled $(158) million (October 31, 2024 – $(145) million) for pension plans in Canada and $(6) million (October 31, 2024 – $(5) million) for International plans.

Pension and other post-employment benefit remeasurements
The following table presents the composition of our remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide.

| | For the year ended | | | |
| | Defined benefit pension plans | | Other post-employment benefit plans | |
(Millions of Canadian dollars)	October 31 **2025**	October 31 2024	October 31 **2025**	October 31 2024
Actuarial (gains) losses:				
Changes in demographic assumptions	$ **7**	$ (167)	$ **14**	$ (50)
Changes in financial assumptions	**142**	1,337	**6**	122
Experience adjustments	**28**	2	**(2)**	5
Return on plan assets (excluding interest based on discount rate)	**(631)**	(1,991)	**–**	–
Change in asset ceiling (excluding interest income)	**(17)**	(4)	**–**	–
	$ **(471)**	$ (823)	$ **18**	$ 77

Remeasurements recorded in OCI for the year ended October 31, 2025 were gains of $491 million (October 31, 2024 – gains of $818 million) for pension plans in Canada and losses of $20 million (October 31, 2024 – gains of $5 million) for International plans.

Investment policy and strategies
Defined benefit pension plan assets are invested prudently in order to meet our longer-term pension obligations. The pension plan's investment strategy is to hold a diversified mix of investments by asset class and geographic location in order to reduce investment-specific risk to the funded status while maximizing the expected returns to meet pension obligations. Investment of the plan's assets follows an asset/liability framework as investment is conducted with careful consideration of the pension obligation's sensitivity to interest rates and credit spreads which are key risk factors impacting the obligation's value. Factors taken into consideration in developing our asset mix include but are not limited to the following:
- the nature of the underlying benefit obligations, including the duration and term profile of the liabilities;
- the member demographics, including expectations for normal retirements, terminations, and deaths;
- the financial position of the pension plans;
- the diversification benefits obtained by the inclusion of multiple asset classes; and
- expected asset returns, including asset and liability correlations, along with liquidity requirements of the plan.

To implement our asset mix policy, we may invest in debt securities, equity securities and alternative investments. Our holdings in certain investments, including common shares, debt securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our defined benefit pension plan assets. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks within the plan. To manage our credit risk exposure, where derivative instruments are not centrally cleared, counterparties are required to meet minimum credit ratings and enter into collateral agreements.

Our defined benefit pension plan assets are primarily comprised of debt and equity securities and alternative investments. Our equity securities generally have unadjusted quoted market prices in an active market (Level 1) and our debt securities generally have quoted market prices for similar assets in an active market (Level 2). Alternative investments and other includes cash, hedge funds, and private fund investments including infrastructure equity, real estate, private debt and private equity. In the case of private fund investments, no quoted market prices are usually available (Level 2 or Level 3). These fund assets are either valued by an independent valuator or priced using observable market inputs.

During the year ended October 31, 2025, the management of defined benefit pension investments focused on increased allocation to risk reducing investments and strategies, while improving diversification and striving to maintain expected investment return. An allocation to debt securities is being used to reduce asset/liability duration mismatch and hence variability of the plan's funded status due to interest rate movement. Longer maturity debt securities, given their price sensitivity to movements in interest rates, are considered to be a good economic hedge to risk associated with the plan's liabilities, which are discounted using predominantly long maturity bond interest rates as inputs.

Asset allocation of defined benefit pension plans (1), (2)

	As at					
	October 31, 2025			October 31, 2024		
(Millions of Canadian dollars, except percentages)	**Fair value**	**Percentage of total plan assets**	**Quoted in active market (3)**	Fair value	Percentage of total plan assets	Quoted in active market (3)
Equity securities						
Domestic	$ 1,198	7%	100%	$ 926	5%	100%
Foreign	3,227	18	100	2,306	13	100
Debt securities						
Domestic government bonds (4)	5,312	30	–	5,608	33	–
Foreign government bonds	84	–	–	145	1	–
Corporate and other bonds	3,489	19	–	3,788	22	–
Alternative investments and other	4,647	26	7	4,389	26	8
	$ 17,957	100%	26%	$ 17,162	100%	21%

(1)   The asset allocation is based on the underlying investments held directly and indirectly through the funds as this is how we manage our investment policy and strategies.
(2)   Represents the total plan assets held in our Canadian and International pension plans.
(3)   If our assessment of whether or not an asset was quoted in an active market was based on direct investments, 30% of our total plan assets would be classified as quoted in an active market (October 31, 2024 – 25%).
(4)   Amounts are net of securities sold under repurchase agreements.

As at October 31, 2025, the plan assets include 0.4 million (October 31, 2024 – 0.4 million) of our common shares with a fair value of $83 million (October 31, 2024 – $66 million) and $60 million (October 31, 2024 – $74 million) of our debt securities. For the year ended October 31, 2025, dividends received on our common shares held in the plan assets were $2 million (October 31, 2024 – $2 million).

Maturity profile
The following table presents the maturity profile of our defined benefit pension plan obligation.

	As at October 31, 2025		
(Millions of Canadian dollars, except participants and years)	**Canada**	**International**	**Total**
Number of plan participants	68,421	5,851	74,272
Actual benefit payments 2025	$ 680	$ 36	$ 716
Benefits expected to be paid 2026	740	37	777
Benefits expected to be paid 2027	767	36	803
Benefits expected to be paid 2028	789	35	824
Benefits expected to be paid 2029	807	37	844
Benefits expected to be paid 2030	827	39	866
Benefits expected to be paid 2031-2035	4,348	200	4,548
Weighted average duration of defined benefit payments	13.0 years	13.2 years	13.0 years

Significant assumptions
Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment benefit expense are as follows:

Discount rate
For the Canadian pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a derived Canadian AA corporate bond yield curve. The derived curve is based on actual short and mid-maturity corporate AA rates and extrapolated longer term rates. The extrapolated corporate AA rates are derived from observed corporate A, corporate AA and provincial AA yields. For the International pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a local AA corporate bond yield curve. Spot rates beyond 30 years are set to equal the 30-year spot rate. The discount rate is the equivalent single rate that produces the same discounted value as that determined using the entire discount curve. This valuation methodology does not rely on assumptions regarding reinvestment returns.

Rate of increase in future compensation
The assumptions for increases in future compensation are developed separately for each plan, where relevant. Each assumption is set based on the price inflation assumption and compensation policies in each market, as well as relevant local statutory and plan-specific requirements.

Healthcare cost trend rates
Healthcare cost calculations are based on both short and long-term trend assumptions established using the plan's recent experience as well as market expectations.

Weighted average assumptions to determine benefit obligation

	As at			
	Defined benefit pension plans		Other post-employment benefit plans	
	October 31 2025	October 31 2024	**October 31 2025**	October 31 2024
Discount rate	**4.7%**	4.8%	**4.9%**	4.9%
Rate of increase in future compensation	**3.0%**	3.0%	**n.a.**	n.a.
Healthcare cost trend rates (1)				
– Medical	**n.a.**	n.a.	**3.5%**	3.5%
– Dental	**n.a.**	n.a.	**3.5%**	3.5%

(1) For our other post-employment benefit plans, the assumed trend rates used to measure the expected benefit costs of the defined benefit obligations are also the ultimate trend rates.

n.a. not applicable

Mortality assumptions

Mortality assumptions are significant in measuring our obligations under the defined benefit pension plans. These assumptions have been set based on country specific statistics. Future longevity improvements have been considered and included where appropriate. The following table summarizes the mortality assumptions used for material plans.

	As at							
	October 31, 2025				October 31, 2024			
	Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at			
	Age 65		Age 45		Age 65		Age 45	
(In years)	**Male**	**Female**	**Male**	**Female**	Male	Female	Male	Female
Country								
Canada	**23.3**	**24.4**	**24.3**	**25.4**	23.2	24.4	24.2	25.3
United Kingdom	**22.3**	**24.5**	**23.6**	**25.8**	22.1	24.4	23.4	25.7

Sensitivity analysis

Assumptions adopted can have a significant effect on the value of the obligations for defined benefit pension and other post-employment benefit plans and are based on historical experience and market inputs. The increase (decrease) in obligation in the following table has been determined for key assumptions assuming all other assumptions are held constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated. The following table presents the sensitivity analysis of key assumptions for 2025.

	Increase (decrease) in obligation	
(Millions of Canadian dollars)	Defined benefit pension plans	Other post-employment benefit plans
Discount rate		
Impact of 100 bps increase in discount rate	$ (1,597)	$ (182)
Impact of 100 bps decrease in discount rate	1,967	224
Rate of increase in future compensation		
Impact of 50 bps increase in rate of increase in future compensation	24	–
Impact of 50 bps decrease in rate of increase in future compensation	(25)	–
Mortality rate		
Impact of an increase in longevity by one additional year	380	23
Healthcare cost trend rate		
Impact of 100 bps increase in healthcare cost trend rate	n.a.	51
Impact of 100 bps decrease in healthcare cost trend rate	n.a.	(43)

n.a. not applicable

Note 17 Other liabilities

(Millions of Canadian dollars)	As at October 31 2025	As at October 31 2024
Accounts payable and accrued expenses	$ 1,663	$ 1,475
Accrued interest payable	11,784	13,226
Cash collateral	22,133	19,582
Commodity liabilities	17,692	13,996
Deferred income	4,277	4,149
Deferred income taxes	484	542
Dividends payable	2,306	2,123
Employee benefit liabilities	1,966	1,924
Lease liabilities	4,586	4,673
Negotiable instruments	1,609	1,702
Payable to brokers, dealers and clients	9,487	8,270
Payroll and related compensation	13,574	11,781
Precious metals liabilities	3,196	743
Provisions	782	793
Short-term borrowings of subsidiaries	2,804	–
Taxes payable	2,852	2,398
Other	7,396	7,335
	$ 108,591	$ 94,712

Note 18 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. The amounts presented below are net of our own holdings in these debentures, and include the impact of fair value hedges used for managing interest rate risk.

(Millions of Canadian dollars, except percentage and foreign currency)

Maturity	Earliest par value redemption date	Interest rate	Denominated in foreign currency (millions)	As at October 31 2025	As at October 31 2024
January 27, 2026 (1)		4.65%	US$ 1,500	$ 2,091	$ 2,026
December 23, 2029 (1), (2)	December 23, 2024	2.88%		–	1,495
June 30, 2030 (1), (3)	June 30, 2025	2.088%		–	1,219
November 3, 2031 (1)	November 3, 2026	2.14% (4)		1,628	1,708
May 3, 2032 (1)	May 3, 2027	2.94% (5)		984	955
January 28, 2033 (1)	January 28, 2028	1.67% (6)		967	935
February 1, 2033 (1)	February 1, 2028	5.01% (7)		1,520	1,461
April 3, 2034 (1)	April 3, 2029	5.096% (8)		2,038	2,020
August 8, 2034 (1)	August 8, 2029	4.829% (9)		1,273	1,263
February 4, 2035 (1)	February 4, 2030	4.279% (10)		1,512	–
July 3, 2035 (1)	July 3, 2030	4.214% (11)		1,250	–
July 17, 2035 (1)	July 17, 2030	1.963% (12)	¥ 26,000	232	–
October 1, 2083	Any interest payment date	(13)		224	224
November 1, 2083	Any interest payment date	(14)		9	9
June 29, 2085	Any interest payment date	(15)	US$ 174	243	241
				$ 13,971	$ 13,556
Deferred financing costs				(10)	(10)
				$ 13,961	$ 13,546

(1) The notes include non-viability contingent capital (NVCC) provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by multiplying the par value of the note (including accrued and unpaid interest on such note) by the multiplier and then dividing the total by the conversion price.

(2) On December 23, 2024, we redeemed all $1,500 million of our outstanding 2.88% subordinated debentures due December 23, 2029 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

(3) On June 30, 2025, we redeemed all $1,250 million of our outstanding 2.088% subordinated debentures due June 30, 2030 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

(4) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.93% above the Daily Compounded CORRA.

(5) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.08% above the Daily Compounded CORRA.

(6) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.87% above the Daily Compounded CORRA.

(7) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.12% above the Daily Compounded CORRA.

(8) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.56% above the Daily Compounded CORRA.

(9) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.55% above the Daily Compounded CORRA.

(10) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.45% above the Daily Compounded CORRA.

(11) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.51% above the Daily Compounded CORRA.

(12) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.02% above the 5-Year Tokyo Overnight Average Rate mid-swap rate.

(13) Interest at a rate of 0.50% plus the average of mid-market quotations for Government of Canada Treasury Bills maturing in or about 30 days from the date of quotation.

(14) Interest at a rate of 0.75% plus the average of mid-market quotations for Government of Canada Treasury Bills maturing in or about 30 days from the date of quotation.

(15) Interest at a rate of 0.44911% plus compounded SOFR. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

Note 18 Subordinated debentures (continued)

All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

	As at
(Millions of Canadian dollars)	**October 31 2025**
Within 1 year	**$ 2,091**
1 to 5 years	**–**
5 to 10 years	**11,404**
Thereafter	**476**
	$ 13,971

Note 19 Equity

Share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; provided that the maximum aggregate consideration for all First Preferred Shares outstanding at any time may not exceed $30 billion, and for all Second Preferred Shares that may be issued may not exceed $5 billion.

Common – An unlimited number of shares without nominal or par value may be issued.

Outstanding share capital
The following table details our common and preferred shares and other equity instruments outstanding.

(Millions of Canadian dollars, except the number of shares and as otherwise noted)	As at and for the year ended October 31, 2025 Number of shares (thousands)	October 31, 2025 Amount	October 31, 2025 Dividends declared per share	October 31, 2024 Number of shares (thousands)	October 31, 2024 Amount	October 31, 2024 Dividends declared per share
Common shares issued						
Balance at beginning of period	**1,415,080**	**$ 21,013**		1,402,373	$ 19,398	
Issued in connection with share-based compensation plans (1)	**796**	**77**		1,746	168	
Issued in connection with dividend reinvestment plan	**–**	**–**		11,850	1,460	
Purchased for cancellation (2)	**(15,241)**	**(227)**		(889)	(13)	
Balance at end of period	**1,400,635**	**$ 20,863**	**$ 6.04**	1,415,080	$ 21,013	$ 5.60
Treasury – common shares						
Balance at beginning of period (3)	**(576)**	**$ (61)**		(1,862)	$ (231)	
Purchases	**(41,204)**	**(5,811)**		(43,995)	(5,302)	
Sales	**41,259**	**5,762**		45,281	5,472	
Balance at end of period (3)	**(521)**	**$ (110)**		(576)	$ (61)	
Common shares outstanding	**1,400,114**	**$ 20,753**		1,414,504	$ 20,952	
Preferred shares and other equity instruments issued						
First preferred (4)						
Non-cumulative, fixed rate						
Series BH	**6,000**	**$ 150**	**$ 1.23**	6,000	$ 150	$ 1.23
Series BI	**6,000**	**150**	**1.23**	6,000	150	1.23
Non-cumulative, 5-Year Rate Reset						
Series BD (5)	**–**	**–**	**0.80**	24,000	600	0.80
Series BF (6)	**12,000**	**300**	**0.75**	12,000	300	0.75
Series BO	**14,000**	**350**	**1.47**	14,000	350	1.40
Series BT (7)	**750**	**750**	**4.20%**	750	750	4.20%
Series BU (7)	**750**	**750**	**7.408%**	750	750	7.408%
Series BW (7)	**600**	**600**	**6.698%**	600	600	6.698%
Other equity instruments						
Limited recourse capital notes (LRCNs)						
Series 1 (8)	**–**	**–**	**4.50%**	1,750	1,750	4.50%
Series 2 (9), (10)	**1,250**	**1,250**	**4.00%**	1,250	1,250	4.00%
Series 3 (9), (10)	**1,000**	**1,000**	**3.65%**	1,000	1,000	3.65%
Series 4 (9), (10)	**1,000**	**1,370**	**7.50%**	1,000	1,370	7.50%
Series 5 (9), (10)	**1,000**	**1,396**	**6.35%**	–	–	–
Series 6 (9), (10)	**1,250**	**1,708**	**6.75%**	–	–	–
Series 7 (9), (10)	**1,350**	**1,869**	**6.50%**	–	–	–
	46,950	**$ 11,643**		69,100	$ 9,020	
Treasury – preferred shares and other equity instruments						
Balance at beginning of period (3)	**13**	**$ 11**		(9)	$ (9)	
Purchases	**(4,431)**	**(4,916)**		(1,921)	(1,225)	
Sales	**4,453**	**4,937**		1,943	1,245	
Balance at end of period (3)	**35**	**$ 32**		13	$ 11	
Preferred shares and other equity instruments outstanding	**46,985**	**$ 11,675**		69,113	$ 9,031	

(1) Includes fair value adjustments to stock options of $5 million (October 31, 2024 – $10 million).
(2) Our previous NCIB to purchase up to 30 million of our common shares ended June 11, 2025. On June 10, 2025, we announced a new NCIB to purchase up to 35 million of our common shares, commencing on June 12, 2025, and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. During the year ended October 31, 2025, under the NCIB programs we purchased for cancellation common shares at a total fair value of $2,768 million (average cost of $181.59 per share), with a book value of $227 million (book value of $14.88 per share). During the year ended October 31, 2024, under the previous NCIB we purchased for cancellation common shares at a total fair value of $140 million (average cost of $157.74 per share), with a book value of $13 million (book value of $14.83 per share).
(3) Positive amounts represent a short position and negative amounts represent a long position.
(4) First Preferred Shares were issued at $25 per share with the exception of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BT (Series BT), Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BU (Series BU) and Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BW (Series BW) which were issued at $1,000 per share.
(5) On May 24, 2025, we redeemed all 24 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD at a redemption price of $25.00 per share.
(6) On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a redemption price of $25.00 per share.
(7) The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(8) On October 24, 2025, we redeemed all 1.75 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BQ at a redemption price of $1,000 per share. As a result of the redemption of the Series BQ Shares, we automatically redeemed all $1.75 billion outstanding Series 1 LRCN on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
(9) LRCN Series 2 and 3 were issued at a $1,000 per note. LRCN Series 4, 5, 6 and 7 were issued at US$1,000 per note. The number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(10) In connection with the issuance of LRCN Series 2, we issued $1,250 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, we issued $1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BS (Series BS); in connection with the issuance of LRCN Series 4, we issued US$1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BV (Series BV); in connection with the issuance of LRCN Series 5, we issued US$1,000 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BX (Series BX); in connection with the issuance of LRCN Series 6, we issued US$1,250 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BY (Series BY); in connection with the issuance of LRCN Series 7, we issued US$1,350 million of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BZ (Series BZ). The Series BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV, BX, BY and BZ preferred shares were issued at a price of US$1,000 per share. These preferred shares were issued to a consolidated trust to be held as trust assets in connection with each respective LRCN Series.

Significant terms and conditions of preferred shares and other equity instruments

As at October 31, 2025	Current annual yield	Premium	Current dividend per share (1)	Earliest redemption date (2)	Issue date	Redemption price (2), (3)
Preferred shares						
First preferred						
Non-cumulative, fixed rate						
Series BH (4)	4.90%		$ 0.30625	November 24, 2020	June 5, 2015	$ 25.00
Series BI (4)	4.90%		0.30625	November 24, 2020	July 22, 2015	25.00
Non-cumulative, 5-Year Rate Reset (5)						
Series BF (4)	3.00%	2.62%	0.1875	November 24, 2020	March 13, 2015	25.00
Series BO (4)	5.885%	2.38%	0.3678125	February 24, 2024	November 2, 2018	25.00
Series BT (4)	4.20%	2.71%	21.00	January 24, 2027	November 5, 2021	1,000.00
Series BU (4)	7.408%	3.90%	37.04	January 25, 2029	January 25, 2024	1,000.00
Series BW (4)	6.698%	3.40%	33.49	October 24, 2029	July 24, 2024	1,000.00
Other equity instruments						
Limited recourse capital notes (6)						
Series 2 (7)	4.00%	3.617%	n.a.	January 24, 2026	November 2, 2020	1,000.00
Series 3 (8)	3.65%	2.665%	n.a.	October 24, 2026	June 8, 2021	1,000.00
Series 4 (9)	7.50%	2.887%	n.a.	May 2, 2029	April 24, 2024	US$1,000.00
Series 5 (10)	6.35%	2.257%	n.a.	November 24, 2034	November 1, 2024	US$1,000.00
Series 6 (11)	6.75%	2.815%	n.a.	August 24, 2030	June 11, 2025	US$1,000.00
Series 7 (12)	6.50%	2.462%	n.a.	November 24, 2035	September 23, 2025	US$1,000.00

(1)   With the exception of Series BT, BU and BW, non-cumulative preferential dividends of each Series are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November. In the case of Series BT, BU and BW, non-cumulative preferential dividends are payable semi-annually, as and when declared by the Board of Directors.

(2)   Subject to the consent of OSFI and the requirements of the *Bank Act* (Canada), we may, on or after the dates specified above, redeem First Preferred Shares. In the case of Series BF and BO, these may be redeemed for cash at a price per share of $25 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. In the case of Series BH and BI, these may be redeemed for cash at a price per share of $26 if redeemed during the 12 months commencing on the earliest redemption date and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed four years from the earliest redemption date or thereafter. In the case of Series BT and BW, these may be redeemed for cash at a price of $1,000 if redeemed during the earliest redemption period of January 24, 2027 to February 24, 2027 and October 24, 2029 to November 24, 2029, respectively, and during the same redemption period every fifth year thereafter. In the case of Series BU, these may be redeemed for cash at a price of $1,000 if redeemed during the earliest redemption period from January 25, 2029 to February 24, 2029 and during the period from January 24 to and including February 24 every fifth year thereafter.

(3)   Subject to the consent of OSFI and the requirements of the *Bank Act* (Canada), we may purchase the First Preferred Shares of each Series for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)   The preferred shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1 and with a conversion price based on the greater of: (i) a floor price of $5 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the preferred share value by the conversion price.

(5)   The dividend rate will reset on the earliest redemption date or on the last day of the redemption period, as applicable, and every fifth year thereafter at a rate equal to the 5-Year Government of Canada bond yield plus the premium indicated. The holders of Series BF and BO shares have the option to convert their shares into non-cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.

(6)   The current annual yield on each LRCN Series represents the annual interest rate applicable to the notes issued as at the reporting date. The payments of interest and principal in cash on the LRCN Series are made at our discretion, and non-payment of interest and principal in cash does not constitute an event of default. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of a LRCN Series, (iii) non-payment of principal at the maturity of a LRCN Series, or (iv) an event of default on a LRCN Series, holders of such LRCN Series will have recourse only to the assets (Trust Assets) held by a third-party trustee in a consolidated trust in respect of such LRCN Series and each such noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets for each LRCN Series will represent the full and complete extinguishment of our obligations under the related LRCN Series. The LRCNs include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is automatically redeemed and the redemption price will be satisfied by the delivery of Trust Assets, which will consist of common shares pursuant to an automatic conversion of the series of preferred shares that were issued concurrently with the related LRCN Series. Each series of preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each series of preferred shares will be determined by dividing the preferred share value ($1,000 plus declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder's pro rata interest in the Trust Assets. Subject to the consent of OSFI, we may purchase LRCNs for cancellation at such price or prices and upon such terms and conditions as we in our absolute discretion may determine, subject to any applicable law restricting the purchase of notes.

(7)   LRCN Series 2 bear interest at a fixed rate of 4.0% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081. The interest is paid semi-annually on or about the 24th day of February and August. LRCN Series 2 is redeemable during the period from January 24 to and including February 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BR pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(8)   LRCN Series 3 bear interest at a fixed rate of 3.65% per annum until November 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 2.665% until maturity on November 24, 2081. The interest is paid semi-annually on or about the 24th day of May and November. LRCN Series 3 is redeemable during the period from October 24 to and including November 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BS pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(9)   LRCN Series 4 bear interest at a fixed rate of 7.5% per annum until May 2, 2029, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year U.S. Treasury Rate plus 2.887% until maturity on May 2, 2084. The interest is paid quarterly on or about the 2nd day of February, May, August and November. LRCN Series 4 is redeemable on May 2, 2029 and on each 2nd day of February, May, August and November thereafter to the extent we redeem Series BV pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(10)   LRCN Series 5 bear interest at a fixed rate of 6.35% per annum until November 24, 2034, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year U.S. Treasury Rate plus 2.257% until maturity on November 24, 2084. The interest is paid quarterly on or about the 24th day of February, May, August and November. LRCN Series 5 is redeemable on November 24, 2034 and on each 24th day of February, May, August and November thereafter to the extent we redeem Series BX pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(11)   LRCN Series 6 bear interest at a fixed rate of 6.75% per annum until August 24, 2030, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year U.S. Treasury Rate plus 2.815% until maturity on August 24, 2085. The interest is paid quarterly on or about the 24th day of February, May, August and November. LRCN Series 6 is redeemable on August 24, 2030 and on each 24th day of February, May, August and November thereafter to the extent we redeem Series BY pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(12)   LRCN Series 7 bear interest at a fixed rate of 6.50% per annum until November 24, 2035, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year U.S. Treasury Rate plus 2.462% until maturity on November 24, 2085. The interest is paid quarterly on or about the 24th day of February, May, August and November. LRCN Series 7 is redeemable on November 24, 2035 and on each 24th day of February, May, August and November thereafter to the extent we redeem Series BZ pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

n.a.   not applicable

Restrictions on the payment of dividends

We are prohibited by the *Bank Act* (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Dividend reinvestment plan

Our dividend reinvestment plan (DRIP) provides common and preferred shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to shareholders residing in Canada or the U.S. The requirements of our DRIP are satisfied through either open market share purchases or shares issued from treasury. During the year ended October 31, 2025 and the third and fourth quarters of the year ended October 31, 2024, the requirements of our DRIP were satisfied through open market share purchases. During the first and second quarters of the year ended October 31, 2024, the requirements of our DRIP were satisfied through shares issued from treasury at a discount.

Shares available for future issuances

As at October 31, 2025, 14.8 million common shares are available for future issue relating to our DRIP and potential exercise of stock options and awards outstanding. In addition, we may issue up to 38.9 million common shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Note 20   Share-based compensation

Stock option plans

We have stock option plans for certain key employees. Under the plans, options are periodically granted to purchase common shares. The exercise price for the majority of the grants is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. The exercise price for the remaining grants is the closing market share price of our common shares on the New York Stock Exchange on the date of grant. All options vest over a four-year period, and are exercisable for a period not exceeding 10 years from the grant date.

The compensation expense recorded for the year ended October 31, 2025, in respect of the stock option plans was $18 million (October 31, 2024 – $16 million). The compensation expense related to non-vested options was $9 million at October 31, 2025 (October 31, 2024 – $9 million), to be recognized over the weighted average period of 2.0 years (October 31, 2024 – 2.0 years).

Analysis of the movement in the number and weighted average exercise price of options is set out below.

A summary of our stock option activity and related information

| | For the year ended | | | |
| | October 31, 2025 | | October 31, 2024 | |
(Canadian dollars per share except option amounts)	Number of options (thousands)	Weighted average exercise price (1)	Number of options (thousands)	Weighted average exercise price (1)
Outstanding at beginning of period	7,375	$ 113.00	7,767	$ 106.01
Granted	916	177.97	1,666	125.37
Exercised (2), (3)	(796)	90.31	(1,720)	91.03
Forfeited	(5)	114.04	(338)	124.64
Outstanding at end of period	7,490	$ 123.37	7,375	$ 113.00
Exercisable at end of period	3,522	$ 105.02	3,212	$ 97.02

(1) The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rates as of October 31, 2025 and October 31, 2024. For foreign currency-denominated options exercised during the year, the weighted average exercise prices are translated using exchange rates as at the settlement date.
(2) Cash received for options exercised during the year was $72 million (October 31, 2024 – $157 million) and the weighted average share price at the date of exercise was $179.45 (October 31, 2024 – $144.69).
(3) New shares were issued for all stock options exercised in 2025 and 2024.

Options outstanding as at October 31, 2025 by range of exercise price

| | Options outstanding | | | Options exercisable | |
(Canadian dollars per share except option amounts and years)	Number outstanding (thousands)	Weighted average exercise price (1)	Weighted average remaining contractual life (years)	Number exercisable (thousands)	Weighted average exercise price (1)
$74.39 – $96.55	1,031	$ 93.27	2.04	1,031	$ 93.27
$102.33 – $104.70	1,067	103.95	3.46	1,067	103.95
$106.00 – $106.00	930	106.00	5.12	930	106.00
$125.37 – $129.99	2,579	127.21	7.32	494	129.99
$131.64 – $177.97	1,883	154.17	8.10	–	–
	7,490	$ 123.37	5.97	3,522	$ 105.02

(1) The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rate as of October 31, 2025.

The weighted average fair value of options granted during the year ended October 31, 2025 was estimated at $20.45 (October 31, 2024 – $13.60). This was determined by applying the Black-Scholes model on the date of grant, taking into account the specific terms and conditions under which the options are granted, such as the vesting period and expected share price volatility estimated by considering the historic average share price volatility over a historical period corresponding to the expected option life. The following table summarizes the assumptions used to determine the fair value of options granted.

Weighted average assumptions

	For the year ended	
(Canadian dollars per share except percentages and years)	October 31 **2025**	October 31 2024
Share price at grant date	$ **177.97**	$ 128.62
Risk-free interest rate	**3.00%**	3.29%
Expected dividend yield	**3.85%**	4.20%
Expected share price volatility	**17%**	16%
Expected life of option	**6 Years**	6 Years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commission-based employees. For each contribution between 1% and 6%, we will generally match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings® Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. For the year ended October 31, 2025, we contributed $164 million (October 31, 2024 – $154 million) under the terms of these plans towards the purchase of our common shares. As at October 31, 2025 an aggregate of 34 million common shares were held under these plans (October 31, 2024 – 35 million common shares).

Deferred share and other plans

We offer deferred share unit plans to executives, certain key employees and non-employee directors of the Bank. Under these plans, participants may choose to receive all or a percentage of their annual variable short-term incentive bonus, commission, or directors' fee in the form of deferred share units (DSUs). The participants must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place.

We offer unit awards for certain key employees within Capital Markets. The bonus is invested as RBC share units and a specified percentage vests on a specified number of anniversary dates each year. Each vested amount is paid in cash and is based on the original number of share units granted plus accumulated dividends, valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date.

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is generally paid in cash and is based on the original number of RBC share units granted plus accumulated dividends, valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions.

We maintain non-qualified deferred compensation plans for certain key employees in the U.S. These plans allow eligible employees to defer a portion of their annual income and a variety of productivity and recruitment bonuses and allocate the deferrals among specified fund choices, including a RBC Share Account fund that tracks the value of our common shares.

The following table presents the units granted under the deferred share and other plans for the year.

Units granted under deferred share and other plans

	For the year ended			
	October 31, 2025		October 31, 2024	
(Units and per unit amounts)	Units granted (thousands)	Weighted average fair value per unit	Units granted (thousands)	Weighted average fair value per unit
Deferred share unit plans	438	$ 176.00	550	$ 134.64
Capital Markets compensation plan unit awards	3,147	203.17	3,053	167.79
Performance deferred share award plans	2,202	178.57	2,848	123.83
Deferred compensation plans	85	172.35	86	132.99
Other share-based plans	886	177.42	1,108	129.38
	6,758	$ 189.63	7,645	$ 143.07

Our liabilities for the awards granted under the deferred share and other plans are measured at fair value, determined based on the quoted market price of our common shares and specified fund choices as applicable. Annually, our obligation is increased by additional units earned by plan participants, and is reduced by forfeitures, cancellations, and the settlement of vested units. In addition, our obligation is impacted by fluctuations in the market price of our common shares and specified fund units. For performance deferred share award plans, the estimated outcome of meeting the performance conditions also impacts our obligation.

The following tables present the units that have been earned by the participants, our obligations for these earned units under the deferred share and other plans, and the related compensation expenses (recoveries) recognized for the year.

Obligations under deferred share and other plans

| | As at | | | |
| | October 31, 2025 | | October 31, 2024 | |
(Millions of Canadian dollars except units)	Units (thousands)	Carrying amount	Units (thousands)	Carrying amount
Deferred share unit plans	6,324	$ 1,299	6,243	$ 1,051
Capital Markets compensation plan unit awards	8,762	1,788	9,593	1,603
Performance deferred share award plans	6,170	1,267	6,068	1,022
Deferred compensation plans (1)	1,972	405	2,109	355
Other share-based plans	2,258	434	2,394	363
	25,486	$ 5,193	26,407	$ 4,394

(1) Excludes obligations not determined based on the quoted market price of our common shares.

Compensation expenses recognized under deferred share and other plans

| | For the year ended | |
| | October 31 | October 31 |
(Millions of Canadian dollars)	2025	2024
Deferred share unit plans	$ 292	$ 395
Capital Markets compensation plan unit awards	519	643
Performance deferred share award plans	645	685
Deferred compensation plans	645	797
Other share-based plans	237	276
	$ 2,338	$ 2,796

Note 21   Income taxes

Components of tax expense

| | For the year ended | |
| | October 31 | October 31 |
(Millions of Canadian dollars)	2025	2024
Income taxes (recoveries) in Consolidated Statements of Income		
Current tax		
Tax expense for current year	$ 5,534	$ 4,829
Adjustments for prior years	106	298
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period	(4)	(4)
	5,636	5,123
Deferred tax		
Origination and reversal of temporary difference	(118)	(1,118)
Adjustments for prior years	(235)	(383)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period, net	(1)	–
	(354)	(1,501)
	5,282	3,622
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Equity		
Other comprehensive income		
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	219	302
Provision for credit losses recognized in income	(1)	(3)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(39)	(39)
Unrealized foreign currency translation gains (losses)	1	(11)
Net foreign currency translation gains (losses) from hedging activities	(118)	(195)
Reclassification of losses (gains) on net investment hedging activities to income	–	–
Net gains (losses) on derivatives designated as cash flow hedges	287	105
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(255)	(309)
Remeasurement gains (losses) on employee benefit plans	124	202
Net gains (losses) from fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	(342)	(399)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	39	43
Share-based compensation awards	(36)	(12)
Distributions on other equity instruments and issuance costs	(134)	(69)
	(255)	(385)
Total income taxes	$ 5,027	$ 3,237

The following is an analysis of the differences between the income tax expense reflected in the Consolidated Statements of Income and the amounts calculated at the Canadian statutory tax rate.

Reconciliation to statutory tax rate

	For the year ended			
(Millions of Canadian dollars, except for percentage amounts)	October 31, 2025		October 31, 2024	
Income taxes at Canadian statutory tax rate	$ 7,105	27.7%	$ 5,502	27.7%
Increase (decrease) in income taxes resulting from:				
Lower average tax rate applicable to subsidiaries (1)	(1,810)	(7.1)	(1,971)	(9.9)
Tax-exempt income from securities	(34)	(0.1)	(52)	(0.3)
Other	21	0.1	143	0.7
Income taxes in Consolidated Statements of Income / effective tax rate	$ 5,282	20.6%	$ 3,622	18.2%

(1)   Includes Pillar Two current tax expense. The Organisation for Economic Co-operation and Development's two-pillar plan to combat tax base erosion and profit sharing includes a 15% global minimum corporate tax on certain multinational enterprises (Pillar Two). Pillar Two legislation in certain countries in which RBC operates became effective for us beginning November 1, 2024, including under the Global Minimum Tax Act in Canada. Pillar Two current tax expense includes both domestic top up taxes payable in foreign jurisdictions and income taxes payable in Canada under the Income Inclusion Rule. Pillar Two current tax expense increased RBC's effective tax rate by approximately 1.4% for the year ended October 31, 2025 (October 31, 2024 – not applicable).

The effective income tax rate of 20.6% increased 240 bps, primarily due to higher income in higher tax rate jurisdictions and the impact of Pillar Two legislation.

Deferred tax assets and liabilities result from tax loss and tax credit carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets.

Significant components of deferred tax assets and liabilities

	As at and for the year ended October 31, 2025					
(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Acquisitions/ disposals	Net asset end of period
Net deferred tax asset/(liability)						
Allowance for credit losses	$ 1,394	$ –	$ 150	$ 2	$ –	$ 1,546
Deferred compensation	2,167	36	243	34	–	2,480
Business realignment charges	43	–	22	1	–	66
Tax loss and tax credit carryforwards	331	–	20	2	–	353
Deferred (income) expense	1,318	8	(433)	7	–	900
Financial instruments measured at fair value through other comprehensive income	(158)	(93)	9	15	–	(227)
Premises and equipment and intangibles	(1,476)	–	182	(26)	–	(1,320)
Pension and post-employment related	(463)	(127)	33	(1)	–	(558)
Other	630	2	128	2	–	762
	$ 3,786	$ (174)	$ 354	$ 36	$ –	$ 4,002
Comprising						
Deferred tax assets	$ 4,328					$ 4,486
Deferred tax liabilities	(542)					(484)
	$ 3,786					$ 4,002

	As at and for the year ended October 31, 2024					
(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Acquisitions/ disposals	Net asset end of period
Net deferred tax asset/(liability)						
Allowance for credit losses	$ 1,174	$ 4	$ 217	$ (1)	$ –	$ 1,394
Deferred compensation	1,522	12	614	19	–	2,167
Business realignment charges	23	–	16	–	4	43
Tax loss and tax credit carryforwards	261	–	71	(1)	–	331
Deferred (income) expense	651	4	641	2	20	1,318
Financial instruments measured at fair value through other comprehensive income	(321)	164	(1)	–	–	(158)
Premises and equipment and intangibles	(967)	–	136	(22)	(623)	(1,476)
Pension and post-employment related	(333)	(206)	20	(1)	57	(463)
Other	680	–	(213)	–	163	630
	$ 2,690	$ (22)	$1,501	$ (4)	$(379)	$ 3,786
Comprising						
Deferred tax assets	$ 3,116					$ 4,328
Deferred tax liabilities	(426)					(542)
	$ 2,690					$ 3,786

The tax loss and tax credit carryforwards amount of deferred tax assets primarily relates to losses and tax credits in our Canadian, U.S., and Caribbean operations. Deferred tax assets of $353 million were recognized at October 31, 2025 (October 31, 2024 – $331 million) in respect of tax losses and tax credits incurred in current or preceding years for which recognition is dependent on the projection of future taxable profits. Management's forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the deferred tax assets. The forecasts rely on continued liquidity and capital support to our business operations, including tax planning strategies implemented in relation to such support.

As at October 31, 2025, unused tax losses and tax credits of $408 million and $18 million (October 31, 2024 – $412 million and $18 million) available to be offset against potential tax adjustments or future taxable income were not recognized as deferred tax assets. There are no unused tax losses that will expire within one year (October 31, 2024 – $nil), or in two to four years (October 31, 2024 – $nil) and there are $408 million of unused tax losses that will expire after four years (October 31, 2024 – $412 million). There are no tax credits that will expire in one year (October 31, 2024 – $nil), or in two to four years (October 31, 2024 – $nil) and there are $18 million that will expire after four years (October 31, 2024 – $18 million).

The amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the parent bank is $37 billion as at October 31, 2025 (October 31, 2024 – $30 billion).

Tax examinations and assessments

During the year, we received a reassessment from the Canada Revenue Agency (CRA) in respect of the 2020 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately $411 million as the CRA denied the deductibility of certain dividends. The reassessment received is consistent with the reassessments received for taxation years 2012 to 2019 of approximately $2,133 million of additional income taxes and the reassessments received for taxation years 2009 to 2011 of approximately $434 million of additional income taxes and interest in respect of the same matter. These amounts represent the maximum additional taxes owing for those years.

Legislative amendments introduced in the 2015 Canadian Federal Budget resulted in disallowed deduction of dividends from transactions with Taxable Canadian Corporations including those hedged with Tax Indifferent Investors, namely pension funds and non-resident entities with prospective application effective May 1, 2017. The dividends to which the reassessments relate include both dividends in transactions similar to those which are the target of the 2015 legislative amendments and dividends which are unrelated to the legislative amendments.

It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Note 22 Earnings per share

	For the year ended	
(Millions of Canadian dollars, except share and per share amounts)	October 31 **2025**	October 31 2024
Basic earnings per share		
Net income	$ **20,369**	$ 16,240
Dividends on preferred shares and distributions on other equity instruments	**(494)**	(322)
Net income attributable to non-controlling interests	**(7)**	(10)
Net income available to common shareholders	$ **19,868**	$ 15,908
Weighted average number of common shares (in thousands)	**1,409,072**	1,411,903
Basic earnings per share (in dollars)	$ **14.10**	$ 11.27
Diluted earnings per share		
Net income available to common shareholders	$ **19,868**	$ 15,908
Weighted average number of common shares (in thousands)	**1,409,072**	1,411,903
Stock options (1)	**2,517**	1,833
Issuable under other share-based compensation plans	**–**	19
Average number of diluted common shares (in thousands)	**1,411,589**	1,413,755
Diluted earnings per share (in dollars)	$ **14.07**	$ 11.25

(1)   The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the years ended October 31, 2025 and October 31, 2024, no outstanding options were excluded from the calculation of diluted earnings per share.

Note 23 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We use guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a commitment to extend credit is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses	
	As at	
(Millions of Canadian dollars)	**October 31 2025**	October 31 2024
Financial guarantees		
Financial standby letters of credit	**$ 28,928**	$ 27,222
Commitments to extend credit		
Backstop liquidity facilities	**60,520**	53,090
Credit enhancements	**3,895**	3,482
Documentary and commercial letters of credit	**295**	559
Other commitments to extend credit	**355,213**	321,836
Other credit-related commitments		
Securities lending indemnifications	**86,782**	81,347
Performance guarantees	**12,691**	12,283
Sponsored member guarantees	**81,681**	50,241
Other	**116**	446

Our credit review process, our policy for requiring collateral security, and the types of collateral security held are generally the same for guarantees and commitments as for loans. Our clients generally have the right to request settlement of, or draw on, our guarantees and commitments within one year. However, certain guarantees can only be drawn if specified conditions are met. These conditions, along with collateral requirements, are described below. We believe that it is highly unlikely that all or substantially all of the guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Financial guarantees

Financial standby letters of credit

Financial standby letters of credit represent irrevocable assurances that we will make payments in the event that a client cannot meet its payment obligations to the third-party. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. These guarantees generally have a term of five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Commitments to extend credit

Backstop liquidity facilities

Backstop liquidity facilities are provided to ABCP conduit programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets acquired or financed by these programs are not met. The average remaining term of these liquidity facilities is approximately four years. We also provide backstop liquidity facilities to certain third-party and RBC-sponsored commercial mortgage securitization vehicles. The average remaining term of these liquidity facilities is approximately five years.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or insolvency and generally do not require us to purchase non-performing or defaulted assets.

Credit enhancements

We provide partial credit enhancement to multi-seller ABCP programs administered by us to protect commercial paper investors in the event that the collections on the underlying assets together with the transaction-specific credit enhancements or the liquidity facilities prove to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancements required to be provided by the third-party sellers related to each transaction. The average remaining term of the credit facilities provided by RBC is approximately three years.

Documentary and commercial letters of credit

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third-party to draw drafts on us up to a stipulated amount under specific terms and conditions, where some are collateralized based on the underlying agreement with the client and others are collateralized by cash deposits or other assets of the client.

Other commitments to extend credit

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, reverse repurchase agreements or letters of credit where we do not have the ability to unilaterally withdraw the credit extended to the borrower.

Other credit-related commitments
Securities lending indemnifications
In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash, securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries or high quality debt or equity instruments.

Performance guarantees
Performance guarantees represent irrevocable assurances that we will make payments to third-party beneficiaries in the event that a client fails to perform under a specified non-financial contractual obligation. Such obligations typically include works and service contracts, performance bonds, and warranties related to international trade. The term of these guarantees can range up to three to seven years.
    Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Sponsored member guarantees
For certain overnight repurchase and reverse repurchase transactions, we act as a sponsoring member to eligible clients to clear transactions through the Fixed Income Clearing Corporation (FICC). We also provide a guarantee to FICC for the prompt and full payment and performance of our sponsored member clients' respective obligations under the FICC rules. The guarantees are fully collateralized by cash and securities issued or guaranteed by the U.S. government.

Indemnifications
In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing, custodial and service agreements, clearing system arrangements, participation as a member of exchanges, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Uncommitted amounts
Uncommitted amounts represent undrawn credit facilities for which we have the ability to unilaterally withdraw the credit extended to the borrower at any time. These include both retail and commercial commitments. As at October 31, 2025, the total balance of uncommitted amounts was $496 billion (October 31, 2024 – $470 billion).

Other commitments
We invest in private companies, directly or through third-party investment funds, including venture capital funds, private equity funds, Small Business Investment Companies, real estate funds and Low Income Housing Tax Credit funds. These funds are generally structured as closed-end limited partnerships wherein we hold a limited partner interest. For the year ended October 31, 2025, we have unfunded commitments of $1,664 million (October 31, 2024 – $1,922 million) representing the aggregate amount of cash we are obligated to contribute as capital to these partnerships under the terms of the relevant contracts.

Pledged assets and collateral
In the ordinary course of business, we pledge assets and enter into collateral agreements with terms and conditions that are customary to our regular lending, borrowing and trading activities that require us to pledge assets or provide collateral. The following are examples of our general terms and conditions on pledged assets and collateral:
   • The risks and rewards of the pledged assets reside with the pledgor.
   • The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
   • The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
   • If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

The following table summarizes our pledged assets and collateral, and the activities to which they relate:

Assets pledged against liabilities and collateral assets held or re-pledged

	As at	
	October 31	October 31
(Millions of Canadian dollars)	**2025**	2024
Sources of pledged assets and collateral		
Bank assets		
Loans	$ **96,886**	$ 105,577
Securities	**139,671**	105,061
Other assets	**40,974**	31,583
	277,531	242,221
Client assets (1)		
Collateral received and available for sale or re-pledging	**539,344**	539,630
Less: not sold or re-pledged	**(8,611)**	(30,767)
	530,733	508,863
	$ **808,264**	$ 751,084
Uses of pledged assets and collateral		
Securities borrowing and lending	$ **238,301**	$ 198,887
Obligations related to securities sold short	**56,382**	46,088
Obligations related to securities loaned or sold under repurchase agreements	**292,335**	305,788
Securitization	**36,797**	39,769
Covered bonds	**64,926**	71,307
Derivative transactions	**73,686**	50,100
Foreign governments and central banks	**11,510**	8,469
Clearing systems, payment systems and depositories	**12,194**	11,261
Other	**22,133**	19,415
	$ **808,264**	$ 751,084

(1)   Primarily relates to Obligations related to securities loaned or sold under repurchase agreements, Securities loaned and Derivative transactions.

Note 24   Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition. The following is a description of our significant legal proceedings. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) of the issuance of an *ordonnance de renvoi* referring RBC Bahamas and other unrelated persons to the French *tribunal correctionnel* to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals were appealed and on January 6, 2021, the French Supreme Court issued a judgment reversing the decision of the French Court of Appeal and sent the case back to the French Court of Appeal for rehearing. The retrial before the Court of Appeal commenced on September 18, 2023 and on March 5, 2024, the Court of Appeal rendered a judgment of conviction (the Conviction) against RBC Bahamas and the other parties. RBC Bahamas was ordered by the Court of Appeal to pay a fine of €5,000 in connection with the Conviction. In addition, the Court of Appeal ordered that certain of those convicted of complicity in the matter, including RBC Bahamas, are jointly liable for the allegedly unpaid inheritance taxes owing, plus penalties and interest (such aggregate amount will be determined in separate proceedings before the tax courts, to which RBC Bahamas is not a party). RBC Bahamas believes that its actions did not violate French law and has appealed the Conviction to the French Supreme Court. Under French law, upon the filing of an appeal by RBC Bahamas, the Conviction, as well as its effects (fine and joint liability) were stayed pending the outcome of the appeal. The French Supreme Court has scheduled the hearing for the appeal for December 10, 2025.

On October 28, 2016, Royal Bank of Canada was granted an exemption by the U.S. Department of Labor (DOL) that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one-year period from the date of conviction. On December 11, 2023, the DOL published a technical correction to the prior one-year exemption reflecting the fact that the pending French Court of Appeal's decision would be rendered by an appellate court, and not the district court. As a result of the Conviction, the temporary one-year period commenced on March 5, 2024.

On January 17, 2025, the DOL proposed exemptive relief to allow Royal Bank of Canada to continue to qualify for the QPAM exemption under the Employee Retirement Income Security Act from March 5, 2025 through March 4, 2030. On March 5, 2025, the DOL granted an extension of the original relief granted to Royal Bank of Canada in 2016 until the earlier of September 4, 2025 or the effective date of a final agency action in connection with the proposed exemption published on January 17, 2025. The DOL granted the exemptive relief it proposed on January 17, 2025, with immaterial amendments, with effect from August 12, 2025 through March 4, 2030. Royal Bank of Canada anticipates seeking further exemptive relief from the DOL prior to the expiration of the existing relief in the future to the extent deemed necessary or advisable. No assurances can be provided that such relief, if requested, would be forthcoming.

RBC Bahamas continues to review the trustee's and the trust's legal obligations, including liabilities and potential liabilities under applicable tax and other laws.

U.K. Competition and Markets Authority investigation

In November 2018, the U.K. Competition and Markets Authority (CMA) started an investigation of Royal Bank of Canada and RBC Europe Limited relating to alleged anti-competitive conduct between 2009 and 2013, involving U.K. government bonds and related derivatives. In May 2023, the CMA issued a statement of objections to Royal Bank of Canada and RBC Europe Limited, and certain other financial institutions. Royal Bank of Canada and RBC Europe Limited contested the CMA's case. In February 2025, Royal Bank of Canada and RBC Europe Limited entered into a settlement with the CMA and agreed to make payment of £34.2 million in full and final resolution of the matter.

In June 2023, RBC Europe Limited and RBC Capital Markets, LLC, among other financial institutions, were named as defendants in a putative class action filed in the U.S. by plaintiffs alleging anti-competitive conduct in the U.K. government bonds market. In September 2023, the defendants filed a motion to dismiss the complaint which motion was granted, without prejudice, in September 2024. Subsequently, on October 31, 2024, RBC Europe Limited, RBC Capital Markets, LLC and certain of the other defendants executed an agreement to dismiss the action, with prejudice, against those defendants. In March 2025, the court preliminarily approved the settlement agreement. The settlement agreement, which entails dismissal of the case as to the settling defendants for an immaterial amount, remains subject to final court approval.

Vacation pay class action

On December 29, 2022, the Ontario Superior Court of Justice certified a class in an action against RBC Dominion Securities Limited and RBC Dominion Securities Inc. (together, RBC DS). The action commenced in July 2020, asserting claims relating to statutory vacation pay and public holiday pay for investment advisors, associates and assistants in our Canadian Wealth Management business, with the exception of those employed in Alberta and British Columbia.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. While this is an area of significant judgment and some matters are currently inestimable, we consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 25   Related party transactions

Related parties

Related parties include associated companies over which we have direct or indirect control or have significant influence and post-employment benefit plans for the benefit of our employees. Related parties also include key management personnel (KMP), the Board of Directors (Directors), close family members of KMP and Directors, and entities which are, directly or indirectly, controlled by or jointly controlled by KMP, Directors or their close family members.

Key management personnel and Directors

KMP are defined as those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. They include the senior members of our organization called the Group Executive (GE). The GE is comprised of the President and Chief Executive Officer (CEO), and the Chief Officers and Group Heads, who report directly to the CEO. The Directors do not plan, direct or control the activities of the entity; they oversee the management of the business and provide stewardship.

Compensation of Key management personnel and Directors

| | For the year ended | |
| | October 31 **2025** | October 31 2024 |
(Millions of Canadian dollars)		
Salaries and other short-term employee benefits (1)	$ **35**	$ 31
Post-employment benefits (2)	**4**	3
Share-based payments (3)	**70**	67
	$ **109**	$ 101

(1) Includes the portion of the annual variable short-term incentive bonus that certain executives elected to receive in the form of DSUs. Refer to Note 20 for further details. Directors receive retainers but do not receive salaries and other short-term employee benefits.
(2) Directors do not receive post-employment benefits.
(3) The Bank offers share-based compensation plans to KMP and Directors. Refer to Note 20 for further details.

Transactions, arrangements and agreements involving Key management personnel, Directors and their close family members

In the normal course of business, we provide certain banking services to KMP, Directors and their close family members. These transactions were made on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing and did not involve more than the normal risk of repayment or present other unfavourable features.

As at October 31, 2025, total loans to KMP, Directors and their close family members were $16 million (October 31, 2024 – $16 million). We have no Stage 3 allowance or provision for credit losses relating to these loans as at and for the years ended October 31, 2025 and October 31, 2024. No guarantees, pledges or commitments have been given to KMP, Directors or their close family members.

Joint ventures and associates

In the normal course of business, we provide certain banking and financial services to our joint ventures and associates, including loans, interest and non-interest bearing deposits. These transactions meet the definition of related party transactions and were made on substantially the same terms as for comparable transactions with third parties.

As at October 31, 2025, loans to joint ventures and associates were $174 million (October 31, 2024 – $184 million) and deposits from joint ventures and associates were $100 million (October 31, 2024 – $58 million). We have no Stage 3 allowance or provision for credit losses relating to loans to joint ventures and associates as at and for the years ended October 31, 2025 and October 31, 2024. $1 million of guarantees have been given to joint ventures and associates for the year ended October 31, 2025 (October 31, 2024 – $1 million).

Other transactions, arrangements or agreements involving joint ventures and associates

| | As at or for the year ended | |
| | October 31 **2025** | October 31 2024 |
(Millions of Canadian dollars)		
Commitments and other contingencies	$ **1,207**	$ 1,226
Other fees received for services rendered	**105**	73
Other fees paid for services received	**121**	119

Note 26   Results by business segment

Composition of business segments

For management purposes, based on the products and services offered, we are organized into five business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

Personal Banking provides a broad suite of financial products and services to retail clients for their day-to-day banking, investing and financing needs through three geographies: Canada, the Caribbean and the U.S. In Canada, we provide a broad suite of financial products and services through our large branch network, ATMs, and mobile sales network. In the Caribbean and the U.S., we offer a broad range of financial products and services in targeted markets. Non-interest income in Personal Banking mainly comprises Mutual fund revenue, Service charges and Card service revenue.

Commercial Banking offers a wide range of lending, deposit and transaction banking products and services to Canadian companies and foreign businesses in Canada at every stage of their business lifecycle through digital solutions, customized banking advice and services by experienced advisors, relationship managers and our broad team of specialists. Non-interest income in Commercial Banking mainly comprises Service charges, Foreign exchange revenue, other than trading and Credit fees.

Wealth Management primarily serves high-net-worth and ultra-high-net-worth individual and institutional clients with a comprehensive suite of advice-based solutions and investment strategies, as well as personalized banking relationships and self-directed investment service through our lines of businesses in Canada, the U.S., the U.K., Europe and Asia, including Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management, International Wealth Management, and Investor Services. Non-interest income in Wealth Management mainly comprises Investment management and custodial fees, Mutual fund revenue and Securities brokerage commissions.

Insurance has operations in Canada and globally providing a wide range of advice and solutions for individual and business clients including life, health, wealth, property & casualty, travel, group benefits, annuities, and reinsurance. We offer our products and services through a wide variety of channels, comprised of mobile advisors, advice centres, RBC Insurance® stores and digital platforms, as well as through independent brokers and partners. We also operate in reinsurance and retrocession markets globally offering life, critical illness, disability and longevity reinsurance products. Non-interest income in Insurance primarily comprises Insurance service result and Insurance investment result.

Capital Markets provides expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporate, institutional, sponsor and government clients globally in our two main business lines: Corporate & Investment Banking and Global Markets. In North America, we offer a full suite of products and services which include equity and debt origination and distribution, advisory services and sales & trading. Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia and other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate and investment banking. Non-interest income in Capital Markets mainly includes Trading revenue, Underwriting and other advisory fees and Credit fees.

All other enterprise level activities that are not allocated to these five business segments, such as certain liquidity and cash management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up income from certain tax-advantaged sources (U.S. tax credit business and Canadian taxable corporate dividends received on or before December 31, 2023) that are recorded in Capital Markets to their effective tax equivalent value with the corresponding offset recorded in income taxes. Management believes that these teb adjustments are necessary for Capital Markets to reflect how it is managed and enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The teb adjustment for the year ended October 31, 2025 was $151 million (October 31, 2024 – $294 million). Gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans are also included in Corporate Support as this presentation more closely aligns with how we view business performance and manage the underlying risks.

Management reporting framework
Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments' results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results. We regularly monitor these segment results for the purpose of making decisions about resource allocation and performance assessment.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by us to ensure that they remain valid. The capital attribution methodologies involve a number of assumptions that are revised periodically.

(Millions of Canadian dollars)	As at or for the year ended October 31, 2025						
	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$ 14,496	$ 7,268	$ 5,459	$ –	$ 4,789	$ 988	$ 33,000
Non-interest income	5,358	1,294	16,919	1,321	9,637	(924)	33,605
Total revenue	19,854	8,562	22,378	1,321	14,426	64	66,605
Provision for credit losses	2,105	1,550	120	–	587	–	4,362
Non-interest expense	8,001	2,833	16,769	315	7,966	708	36,592
Net income (loss) before income taxes	9,748	4,179	5,489	1,006	5,873	(644)	25,651
Income taxes (recoveries)	2,643	1,159	1,200	178	480	(378)	5,282
Net income	$ 7,105	$ 3,020	$ 4,289	$ 828	$ 5,393	$ (266)	$ 20,369
Non-interest expense includes:							
Depreciation and amortization	$ 1,085	$ 105	$ 1,237	$ 46	$ 570	$ 2	$ 3,045
Impairment of other intangibles	9	–	22	1	2	–	34
Total assets	$574,456	$196,254	$ 196,129	$32,405	$ 1,223,853	$101,909	$2,325,006
Total assets include:							
Additions to premises and equipment and intangibles	$ 476	$ 50	$ 912	$ 8	$ 365	$ 974	$ 2,785
Total liabilities	$574,462	$196,252	$ 194,689	$32,234	$ 1,223,212	$ (34,994)	$2,185,855

(Millions of Canadian dollars)	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
	As at or for the year ended October 31, 2024						
Net interest income (3)	$ 12,438 $	6,061 $	4,979 $	– $	3,183 $	1,292 $	27,953
Non-interest income	4,904	1,321	14,647	1,224	8,829	(1,534)	29,391
Total revenue	17,342	7,382	19,626	1,224	12,012	(242)	57,344
Provision for credit losses	1,802	975	29	2	424	–	3,232
Non-interest expense	7,485	2,512	15,312	285	7,016	1,640	34,250
Net income (loss) before income taxes	8,055	3,895	4,285	937	4,572	(1,882)	19,862
Income taxes (recoveries)	2,134	1,077	863	208	(1)	(659)	3,622
Net income	$ 5,921 $	2,818 $	3,422 $	729 $	4,573 $	(1,223) $	16,240
Non-interest expense includes:							
Depreciation and amortization	$ 1,105 $	62 $	1,223 $	6 $	528 $	(11) $	2,913
Impairment of other intangibles	21	–	23	2	22	–	68
Total assets	$ 555,029 $	187,142 $	184,503 $	29,288 $	1,127,661 $	87,959 $	2,171,582
Total assets include:							
Additions to premises and equipment and intangibles	$ 2,274 $	740 $	887 $	11 $	494 $	680 $	5,086
Total liabilities	$ 554,970 $	187,135 $	183,055 $	29,158 $	1,127,564 $	(37,492) $	2,044,390

(1)   On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to Note 6.
(2)   Taxable equivalent basis.
(3)   Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.

Geographic segments

For geographic reporting, our segments are grouped into Canada, the U.S. and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

	As at or for the year ended							
	October 31, 2025				October 31, 2024			
(Millions of Canadian dollars)	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$ 41,861 $	17,200 $	7,544 $	66,605 $	35,847 $	15,034 $	6,463 $	57,344
Net income	14,537	3,804	2,028	20,369	11,266	2,880	2,094	16,240
Total assets	1,278,626	681,125	365,255	2,325,006	1,205,561	615,747	350,274	2,171,582

Note 27   Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) in the Credit risk, Market risk and Liquidity and funding risk sections of Management's Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of our counterparties are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with certain of our on- and off-balance sheet financial instruments are summarized in the following tables.

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2025								
	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$ 895,328	66%	$ 315,466	23%	$ 92,304	7%	$ 56,119	4%	$ 1,359,217
Derivatives before master netting agreements (2), (3)	20,508	11%	70,345	39%	74,177	42%	15,323	8%	180,353
	$ 915,836	59%	$ 385,811	25%	$ 166,481	11%	$ 71,442	5%	$ 1,539,570
Off-balance sheet credit instruments (4)									
Committed and uncommitted (5)	$ 506,219	55%	$ 318,215	35%	$ 60,389	7%	$ 30,923	3%	$ 915,746
Other	86,735	41%	100,512	48%	18,665	9%	4,286	2%	210,198
	$ 592,954	53%	$ 418,727	37%	$ 79,054	7%	$ 35,209	3%	$ 1,125,944

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2024								
	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$ 897,614	67%	$ 297,335	22%	$ 88,394	7%	$ 54,912	4%	$ 1,338,255
Derivatives before master netting agreements (2), (3)	21,555	14%	47,204	31%	71,198	46%	13,276	9%	153,233
	$ 919,169	61%	$ 344,539	23%	$ 159,592	11%	$ 68,188	5%	$ 1,491,488
Off-balance sheet credit instruments (4)									
Committed and uncommitted (5)	$ 487,142	57%	$ 282,907	34%	$ 51,516	6%	$ 27,615	3%	$ 849,180
Other	82,910	48%	67,322	39%	18,162	11%	3,145	2%	171,539
	$ 570,052	56%	$ 350,229	34%	$ 69,678	7%	$ 30,760	3%	$ 1,020,719

(1)   Includes Assets purchased under reverse repurchase agreements and securities borrowed and Loans. The largest concentrations in Canada are Ontario at 54% (October 31, 2024 – 57%), Alberta, Saskatchewan and Manitoba at 15% (October 31, 2024 – 13%), British Columbia and the territories at 17% (October 31, 2024 – 16%) and Quebec at 10% (October 31, 2024 – 10%). No industry accounts for more than 20% (October 31, 2024 – 20%) of total on-balance sheet credit instruments, with the exception of Banking, which accounted for 22% (October 31, 2024 – 24%), and Government, which accounted for 31% (October 31, 2024 – 28%). The classification of our sectors aligns with our view of credit risk by industry.

(2)   A further breakdown of our derivative exposures by risk rating and counterparty type is provided in Note 9.

(3)   Excludes valuation adjustments determined on a pooled basis.

(4)   Balances presented are contractual amounts representing our maximum exposure to credit risk.

(5)   Represents our maximum exposure to credit risk. Retail and wholesale commitments respectively comprise 43% and 57% of our total commitments (October 31, 2024 – 40% and 60%). The largest concentrations in the wholesale portfolio relate to Financial services at 17% (October 31, 2024 – 14%), Real estate and related at 12% (October 31, 2024 – 12%), Investments at 10% (October 31, 2024 – 10%), Utilities at 8% (October 31, 2024 – 10%), and Other services at 9% (October 31, 2024 – 7%). The classification of our sectors aligns with our view of credit risk by industry.

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. We are required to calculate our capital ratios using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III include deductions of goodwill and other intangibles, certain deferred tax assets, defined benefit pension fund assets, investments in banking, financial and insurance entities, the shortfall of provisions to expected losses, prudential valuation adjustments, prepaid portfolio insurance assets, non-payment and non-delivery of trades and equity investment in funds subject to the fall-back approach. Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and LRCNs that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries' Tier 2 instruments. Total capital is the sum of Tier 1 and Tier 2 capital. TLAC available is defined as the sum of Total capital and external TLAC instruments. External TLAC instruments comprise predominantly senior bail-in debt, which includes eligible senior unsecured debt with an original term to maturity of greater than 400 days and remaining term to maturity of greater than 365 days.

Regulatory capital ratios are calculated by dividing CET1, Tier 1, Total capital and TLAC available by risk-weighted assets. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks. The TLAC leverage ratio is calculated by dividing TLAC available by the leverage ratio exposure.

During 2025 and 2024, we complied with all applicable capital, leverage and TLAC requirements, including the domestic stability buffer, imposed by OSFI.

		As at		
		October 31 **2025**		October 31 2024
(Millions of Canadian dollars, except percentage amounts)				
Capital (1)				
CET1 capital	$	**98,748**	$	88,936
Tier 1 capital		**110,393**		97,952
Total capital		**122,399**		110,487
Risk-weighted assets (RWA) used in calculation of capital ratios (1)				
Credit risk	$	**590,306**	$	548,809
Market risk		**41,506**		33,930
Operational risk		**98,413**		89,543
Total RWA	$	**730,225**	$	672,282
Capital ratios and Leverage ratio (1)				
CET1 ratio		**13.5%**		13.2%
Tier 1 capital ratio		**15.1%**		14.6%
Total capital ratio		**16.8%**		16.4%
Leverage ratio		**4.4%**		4.2%
Leverage ratio exposure	$	**2,491,090**	$	2,344,228
TLAC available and ratios (2)				
TLAC available	$	**230,385**	$	196,659
TLAC ratio		**31.5%**		29.3%
TLAC leverage ratio		**9.2%**		8.4%

(1)   Capital, RWA and capital ratios are calculated using OSFI's Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI's Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.

(2)   TLAC available and TLAC ratios are calculated using OSFI's TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.

Note 29   Offsetting financial assets and financial liabilities

Offsetting within our Consolidated Balance Sheets may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis or realize the assets and settle the liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g., central counterparty exchange or clearing house) which provides daily net settlement of cash flows arising from these contracts. Margin receivables and margin payables are generally offset as they settle simultaneously through a market settlement mechanism.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include the International Swaps and Derivatives Association Master Agreement or certain derivative exchange or clearing counterparty agreements for derivative contracts, global master repurchase agreements and global master securities lending agreements for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of financial collateral received or pledged subject to master netting arrangements or similar agreements that do not qualify for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

The following tables provide the financial instrument amounts that have been offset on the Consolidated Balance Sheets and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk.

Financial instruments subject to enforceable master netting arrangements or similar agreements

	As at October 31, 2025							
	Amounts subject to enforceable netting arrangements							
				Related amounts not offset on the Consolidated Balance Sheets (1)				
(Millions of Canadian dollars)	Gross amounts of recognized financial instruments	Gross amounts offset on the Consolidated Balance Sheets	Net amounts presented in the Consolidated Balance Sheets	Impact of master netting agreements	Financial collateral (2)	Net amounts	Amounts not subject to enforceable netting arrangements	Net amounts presented on the Consolidated Balance Sheets
Financial assets								
Assets purchased under reverse repurchase agreements and securities borrowed	$ 467,653	$ 157,970	$ 309,683	$ 101	$ 308,751	$ 831	$ –	$ 309,683
Derivative assets	173,512	2,067	171,445	127,728	19,425	24,292	5,761	177,206
Other financial assets	2,364	540	1,824	30	382	1,412	–	1,824
	$ 643,529	$ 160,577	$ 482,952	$ 127,859	$ 328,558	$ 26,535	$ 5,761	$ 488,713
Financial liabilities								
Obligations related to assets sold under repurchase agreements and securities loaned	$ 447,486	$ 157,970	$ 289,516	$ 101	$ 287,612	$ 1,803	$ –	$ 289,516
Derivative liabilities	172,461	2,067	170,394	127,728	23,520	19,146	13,559	183,953
Other financial liabilities	1,457	540	917	30	–	887	–	917
	$ 621,404	$ 160,577	$ 460,827	$ 127,859	$ 311,132	$ 21,836	$ 13,559	$ 474,386

	As at October 31, 2024							
	Amounts subject to enforceable netting arrangements							
				Related amounts not offset on the Consolidated Balance Sheets (1)				
(Millions of Canadian dollars)	Gross amounts of recognized financial instruments	Gross amounts offset on the Consolidated Balance Sheets	Net amounts presented in the Consolidated Balance Sheets	Impact of master netting agreements	Financial collateral (2)	Net amounts	Amounts not subject to enforceable netting arrangements	Net amounts presented on the Consolidated Balance Sheets
Financial assets								
Assets purchased under reverse repurchase agreements and securities borrowed	$ 495,881	$ 145,078	$ 350,803	$ 112	$ 349,044	$ 1,647	$ –	$ 350,803
Derivative assets	145,420	1,568	143,852	105,433	16,806	21,613	6,760	150,612
Other financial assets	2,940	527	2,413	58	288	2,067	–	2,413
	$ 644,241	$ 147,173	$ 497,068	$ 105,603	$ 366,138	$ 25,327	$ 6,760	$ 503,828
Financial liabilities								
Obligations related to assets sold under repurchase agreements and securities loaned	$ 450,399	$ 145,078	$ 305,321	$ 112	$ 302,779	$ 2,430	$ –	$ 305,321
Derivative liabilities	151,564	1,568	149,996	105,433	17,727	26,836	13,767	163,763
Other financial liabilities	1,941	527	1,414	58	–	1,356	–	1,414
	$ 603,904	$ 147,173	$ 456,731	$ 105,603	$ 320,506	$ 30,622	$ 13,767	$ 470,498

(1)   Financial collateral is reflected at fair value. The financial instrument amounts and financial collateral disclosed are limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.

(2)   Includes cash collateral of $16 billion (October 31, 2024 – $14 billion) and non-cash collateral of $312 billion (October 31, 2024 – $352 billion) received for financial assets and cash collateral of $19 billion (October 31, 2024 – $14 billion) and non-cash collateral of $292 billion (October 31, 2024 – $307 billion) pledged for financial liabilities.

Note 30   Recovery and settlement of on-balance sheet assets and liabilities

The table below presents an analysis of assets and liabilities recorded on our Consolidated Balance Sheets by amounts to be recovered or settled within one year and after one year, as at the balance sheet date, based on contractual maturities and certain other assumptions outlined in the footnotes below. As warranted, we manage the liquidity risk of various products based on historical behavioural patterns that are often not aligned with contractual maturities. Amounts to be recovered or settled within one year, as presented below, may not be reflective of our long-term view of the liquidity profile of certain balance sheet categories.

	As at					
	October 31, 2025			October 31, 2024		
(Millions of Canadian dollars)	Within one year	After one year	Total	Within one year	After one year	Total
Assets						
Cash and due from banks (1)	$ 35,136	$ 1,888	$ 37,024	$ 55,003	$ 1,720	$ 56,723
Interest-bearing deposits with banks	50,364	–	50,364	66,020	–	66,020
Securities						
Trading (2)	204,063	15,004	219,067	170,460	12,840	183,300
Investment, net of applicable allowance	70,438	272,283	342,721	45,418	211,200	256,618
Assets purchased under reverse repurchase and securities borrowed	309,632	51	309,683	350,622	181	350,803
Loans						
Retail	200,928	451,416	652,344	174,761	452,217	626,978
Wholesale	98,494	298,677	397,171	89,492	270,947	360,439
Allowance for loan losses			(7,093)			(6,037)
Other						
Derivatives (2)	174,943	2,263	177,206	148,605	2,007	150,612
Premises and equipment	109	6,710	6,819	156	6,696	6,852
Goodwill	–	19,405	19,405	–	19,286	19,286
Other intangibles	–	7,402	7,402	–	7,798	7,798
Other assets	90,520	22,373	112,893	69,287	22,903	92,190
	$ 1,234,627	$ 1,097,472	$ 2,325,006	$ 1,169,824	$ 1,007,795	$ 2,171,582
Liabilities						
Deposits (3)	$ 1,244,662	$ 270,954	$ 1,515,616	$ 1,144,860	$ 264,671	$ 1,409,531
Other						
Obligations related to securities sold short	49,241	650	49,891	32,824	2,462	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	287,844	1,672	289,516	304,855	466	305,321
Derivatives (2)	182,415	1,538	183,953	158,622	5,141	163,763
Insurance contract liabilities (4)	382	23,945	24,327	459	21,772	22,231
Other liabilities	73,000	35,591	108,591	70,499	24,213	94,712
Subordinated debentures	2,091	11,870	13,961	–	13,546	13,546
	$ 1,839,635	$ 346,220	$ 2,185,855	$ 1,712,119	$ 332,271	$ 2,044,390

(1) Cash and due from banks are assumed to be recovered within one year, except for cash balances not available for use by the Bank beyond one year.

(2) Trading securities classified as FVTPL and trading derivatives are presented as within one year as this best represents in most instances the short-term nature of our trading activities, except for debt securities relating to the Insurance segment which are presented based on contractual maturity. Trading securities designated as FVTPL are generally presented based on contractual maturity. Non-trading derivatives are presented according to the recovery or settlement of the hedging transaction.

(3) Demand deposits of $673 billion (October 31, 2024 – $585 billion) are presented as within one year due to their being repayable on demand or at short notice on a contractual basis. In practice, these deposits relate to a broad range of individuals and customer-types which form a stable base for our operations and liquidity needs.

(4) Insurance contract liabilities reflect the estimated timing of when settlement of those amounts are expected to occur. The amounts payable on demand relating to policyholders' cash and/or account values for insurance contract liabilities, including segregated fund insurance contract liabilities, is $8 billion (October 31, 2024 – $8 billion).

Note 31   Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

		As at	
(Millions of Canadian dollars)		October 31 **2025**	October 31 2024
Assets			
Cash and due from banks	$	**24,132**	$ 40,944
Interest-bearing deposits with banks		**40,455**	54,009
Securities		**311,972**	233,376
Investments in bank subsidiaries and associated companies (1)		**67,055**	57,926
Investments in other subsidiaries and associated companies		**122,842**	117,362
Assets purchased under reverse repurchase agreements and securities borrowed		**155,843**	174,131
Loans, net of allowance for loan losses		**887,465**	839,424
Net balances due from bank subsidiaries (1)		**–**	97
Other assets		**259,121**	216,003
	$	**1,868,885**	$ 1,733,272
Liabilities and shareholders' equity			
Deposits	$	**1,261,032**	$ 1,168,765
Net balances due to bank subsidiaries (1)		**16,320**	–
Net balances due to other subsidiaries		**15,050**	17,840
Other liabilities		**423,430**	406,032
		1,715,832	1,592,637
Subordinated debentures		**13,961**	13,546
Shareholders' equity		**139,092**	127,089
	$	**1,868,885**	$ 1,733,272

(1)   Bank refers primarily to regulated deposit-taking institutions and securities firms.

Condensed Statements of Income and Comprehensive Income

		For the year ended	
(Millions of Canadian dollars)		October 31 **2025**	October 31 2024
Interest and dividend income (1)	$	**70,321**	$ 70,603
Interest expense		**53,966**	57,094
Net interest income		**16,355**	13,509
Non-interest income (2)		**8,916**	5,080
Total revenue		**25,271**	18,589
Provision for credit losses		**4,039**	2,964
Non-interest expense		**14,234**	13,543
Income before income taxes		**6,998**	2,082
Income taxes		**2,526**	1,031
Net income before equity in undistributed income of subsidiaries		**4,472**	1,051
Equity in undistributed income of subsidiaries		**15,890**	15,179
Net income	$	**20,362**	$ 16,230
Other comprehensive income (loss), net of taxes		**772**	597
Total comprehensive income	$	**21,134**	$ 16,827

(1)   Includes dividend income from investments in subsidiaries and associated companies of $1 million (October 31, 2024 – $9 million).
(2)   Includes a nominal share of income (loss) from associated companies (October 31, 2024 – nominal).

Condensed Statements of Cash Flows

		For the year ended	
(Millions of Canadian dollars)		October 31 **2025**	October 31 2024
Cash flows from operating activities			
Net income	$	**20,362**	$ 16,230
Adjustments to determine net cash from operating activities:			
Change in undistributed earnings of subsidiaries		**(15,890)**	(15,179)
Change in deposits		**92,267**	77,327
Change in loans		**(49,013)**	(56,572)
Change in trading securities		**(26,471)**	3,162
Change in obligations related to assets sold under repurchase agreements and securities loaned		**(26,361)**	(2,860)
Change in assets purchased under reverse repurchase agreements and securities borrowed		**18,288**	(24,203)
Change in obligations related to securities sold short		**14,955**	(1,721)
Other operating activities, net		**(9,112)**	(2,565)
Net cash from (used in) operating activities		**19,025**	(6,381)
Cash flows from investing activities			
Change in interest-bearing deposits with banks		**13,554**	7,247
Proceeds from sales and maturities of investment securities		**150,541**	167,772
Purchases of investment securities		**(202,133)**	(152,935)
Net acquisitions of premises and equipment and other intangibles		**(1,842)**	(1,277)
Cash used in an acquisition, net of cash acquired		**–**	(12,872)
Change in cash invested in subsidiaries		**(643)**	1,252
Change in net funding provided to subsidiaries		**13,627**	(166)
Net cash from (used in) investing activities		**(26,896)**	9,021
Cash flows from financing activities			
Issuance of subordinated debentures		**2,991**	3,239
Repayment of subordinated debentures		**(2,750)**	(1,500)
Issue of common shares, net of issuance costs		**72**	159
Common shares purchased for cancellation		**(2,768)**	(140)
Issue of preferred shares and other equity instruments, net of issuance costs		**4,945**	2,702
Redemption of preferred shares and other equity instruments		**(2,350)**	(1,021)
Dividends paid on shares and distributions paid on other equity instruments		**(8,800)**	(6,637)
Repayment of lease liabilities		**(281)**	(268)
Net cash from (used in) financing activities		**(8,941)**	(3,466)
Net change in cash and due from banks		**(16,812)**	(826)
Cash and due from banks at beginning of year		**40,944**	41,770
Cash and due from banks at end of year	$	**24,132**	$ 40,944
Supplemental disclosure of cash flow information			
Amount of interest paid	$	**53,560**	$ 55,119
Amount of interest received		**65,880**	67,857
Amount of dividends received		**3,388**	2,869
Amount of income taxes paid		**2,599**	504

Note 32 Principal subsidiaries

(Millions of Canadian dollars)		As at October 31, 2025
Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the Bank (3)
Royal Bank Holding Inc.	Toronto, Ontario, Canada	$ 103,027
RBC Direct Investing Inc.	Toronto, Ontario, Canada	
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada	
RBC Life Insurance Company	Mississauga, Ontario, Canada	
Investment Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	
RBC (Cayman) Funding Ltd.	George Town, Grand Cayman, Cayman Islands	
Capital Funding Alberta Limited	Calgary, Alberta, Canada	
RBC Global Asset Management Inc.	Toronto, Ontario, Canada	
RBC Investor Services Trust	Toronto, Ontario, Canada	
RBC (Barbados) Trading Bank Corporation	St. James, Barbados	
RBC US Group Holdings LLC (2)	Toronto, Ontario, Canada	38,425
RBC USA Holdco Corporation	New York, New York, U.S.	
RBC Capital Markets, LLC	New York, New York, U.S.	
City National Bank	Los Angeles, California, U.S.	
RBC Dominion Securities Limited	Toronto, Ontario, Canada	19,306
RBC Dominion Securities Inc.	Toronto, Ontario, Canada	
Royal Bank Mortgage Corporation	Toronto, Ontario, Canada	7,420
RBC Europe Limited	London, England	5,822
The Royal Trust Company	Montreal, Quebec, Canada	1,782
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	785

(1) The Bank directly or indirectly controls each subsidiary.
(2) Each subsidiary is incorporated or organized under the laws of the state, province or country in which the principal office is situated, except for RBC US Group Holdings LLC and RBC USA Holdco Corporation, which are incorporated under the laws of the State of Delaware, U.S.; RBC Capital Markets, LLC, which is organized under the laws of the State of Minnesota, U.S.; and City National Bank, which is a national bank, chartered under the laws of the United States of America.
(3) The carrying value of voting shares is stated as the Bank's equity in such investments.

Certain of our subsidiaries, joint ventures and associates are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries, joint ventures and associates are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. As at October 31, 2025, restricted net assets of these subsidiaries, joint ventures and associates were $61 billion (October 31, 2024 – $56 billion).

Condensed Balance Sheets

(Millions of Canadian dollars) (1)	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Assets										
Cash and due from banks	$ 37,024	$ 56,723	$ 61,989	$ 72,397	$ 113,846	$ 118,888	$ 26,310	$ 30,209	$ 28,407	$ 14,929
Interest-bearing deposits with banks	50,364	66,020	71,086	108,011	79,638	39,013	38,345	36,471	32,662	27,851
Securities, net of applicable allowance	561,788	439,918	409,730	318,223	284,724	275,814	249,004	222,866	218,379	236,093
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	350,803	340,191	317,845	307,903	313,015	306,961	294,602	220,977	186,302
Loans, net of allowance	1,042,422	981,380	852,773	819,965	717,575	660,992	618,856	576,818	542,617	521,604
Other	323,725	276,738	270,762	280,778	202,637	216,826	189,459	173,768	169,811	193,479
Total assets	**$2,325,006**	$2,171,582	$2,006,531	$1,917,219	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258
Liabilities										
Deposits (2)	$1,515,616	$1,409,531	$1,231,687	$1,208,814	$1,100,831	$1,011,885	$ 886,005	$ 836,197	$ 789,036	$ 757,589
Other (2)	656,278	621,313	648,311	590,205	497,137	516,029	449,490	409,451	340,124	341,295
Subordinated debentures	13,961	13,546	11,386	10,025	9,593	9,867	9,815	9,131	9,265	9,762
Total liabilities	**$2,185,855**	$2,044,390	$1,891,384	$1,809,044	$1,607,561	$1,537,781	$1,345,310	$1,254,779	$1,138,425	$1,108,646
Equity attributable to shareholders	139,092	127,089	115,048	108,064	98,667	86,664	83,523	79,861	73,829	71,017
Non-controlling interest	59	103	99	111	95	103	102	94	599	595
Total equity	139,151	127,192	115,147	108,175	98,762	86,767	83,625	79,955	74,428	71,612
Total liabilities and equity	**$2,325,006**	$2,171,582	$2,006,531	$1,917,219	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258

Condensed Income Statements

(Millions of Canadian dollars) (1)	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Net interest income (2)	$ 33,000	$ 27,953	$ 25,129	$ 22,717	$ 20,002	$ 20,835	$ 19,749	$ 17,952	$ 16,926	$ 16,531
Non-interest income (2)	33,605	29,391	26,335	26,268	29,691	26,346	26,253	24,624	23,743	22,264
Total revenue	66,605	57,344	51,464	48,985	49,693	47,181	46,002	42,576	40,669	38,795
Provision for credit losses	4,362	3,232	2,468	484	(753)	4,351	1,864	1,307	1,150	1,546
Insurance policyholder benefits, claims and acquisition expense	n.a.	n.a.	n.a.	1,783	3,891	3,683	4,085	2,676	3,053	3,424
Non-interest expense	36,592	34,250	30,813	26,609	25,924	24,758	24,139	22,833	21,794	20,526
Net income	$ 20,369	$ 16,240	$ 14,612	$ 15,807	$ 16,050	$ 11,437	$ 12,871	$ 12,431	$ 11,469	$ 10,458

Other Statistics – reported

(Millions of Canadian dollars, except percentages and per share amounts) (1)	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
PROFITABILITY MEASURES										
Earnings per shares – basic	$ 14.10	$ 11.27	$ 10.33	$ 11.08	$ 11.08	$ 7.84	$ 8.78	$ 8.39	$ 7.59	$ 6.80
– diluted	$ 14.07	$ 11.25	$ 10.32	$ 11.06	$ 11.06	$ 7.82	$ 8.75	$ 8.36	$ 7.56	$ 6.78
Return on common equity (3)	16.3%	14.4%	14.3%	16.4%	18.6%	14.2%	16.8%	17.6%	17.0%	16.3%
Return on risk-weighted assets	2.84%	2.52%	2.44%	2.68%	2.90%	2.10%	2.52%	2.55%	2.49%	2.34%
Efficiency ratio	54.9%	59.7%	59.9%	54.3%	52.2%	52.5%	52.5%	53.6%	53.6%	52.9%
KEY RATIOS										
PCL on impaired loans as a % of average net loans and acceptances (4)	0.37%	0.28%	0.21%	0.10%	0.10%	0.24%	0.27%	0.20%	0.21%	0.28%
Net interest margin (average earning assets, net) (2), (4)	1.62%	1.54%	1.50%	1.48%	1.48%	1.55%	1.61%	1.64%	1.69%	1.70%
SHARE INFORMATION										
Common shares outstanding (000s) – end of period	1,400,114	1,414,504	1,400,511	1,382,911	1,424,525	1,422,473	1,430,096	1,438,794	1,452,535	1,484,235
Dividends declared per common share	$ 6.04	$ 5.60	$ 5.34	$ 4.96	$ 4.32	$ 4.29	$ 4.07	$ 3.77	$ 3.48	$ 3.24
Dividend yield (5)	3.4%	3.9%	4.3%	3.7%	3.8%	4.7%	4.1%	3.7%	3.8%	4.3%
Dividend payout ratio	43%	50%	52%	45%	39%	55%	46%	45%	46%	48%
Book value per share (6)	$ 91.00	$ 83.46	$ 76.92	$ 72.85	$ 64.57	$ 56.75	$ 54.41	$ 51.12	$ 46.41	$ 43.32
Common share price (RY on TSX) (7)	$ 205.47	$ 168.39	$ 110.76	$ 126.05	$ 128.82	$ 93.16	$ 106.24	$ 95.92	$ 100.87	$ 83.80
Market capitalization (TSX) (7)	287,681	238,188	155,121	174,316	183,507	132,518	151,933	138,009	146,554	124,476
Market price to book value	2.26	2.02	1.44	1.73	2.00	1.64	1.95	1.88	2.17	1.93
CAPITAL MEASURES – CONSOLIDATED (8)										
Common Equity Tier 1 capital ratio	13.5%	13.2%	14.5%	12.6%	13.7%	12.5%	12.1%	11.5%	10.9%	10.8%
Tier 1 capital ratio	15.1%	14.6%	15.7%	13.8%	14.9%	13.5%	13.2%	12.8%	12.3%	12.3%
Total capital ratio	16.8%	16.4%	17.6%	15.4%	16.7%	15.5%	15.2%	14.6%	14.2%	14.4%
Leverage ratio	4.4%	4.2%	4.3%	4.4%	4.9%	4.8%	4.3%	4.4%	4.4%	4.4%
TLAC ratio	31.5%	29.3%	31.0%	26.4%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
TLAC leverage ratio	9.2%	8.4%	8.5%	8.5%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

(1) On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). HSBC Canada results have been consolidated from the closing date. Effective November 1, 2023, we adopted IFRS 17 *Insurance Contracts* retrospectively and restated the results for the year ended October 31, 2023. Results from years prior to November 1, 2022 are reported in accordance with IFRS 4 *Insurance Contracts*. Effective November 1, 2019, we adopted IFRS 16 *Leases*. Results from years prior to November 1, 2019 are reported in accordance with IAS 17 *Leases*. Effective November 1, 2018, we adopted IFRS 15 *Revenue from Contracts with Customers*. Results from years prior to November 1, 2018 are reported in accordance with IAS 18 *Revenue*. Effective November 1, 2017, we adopted IFRS 9 *Financial Instruments* (IFRS 9). Results from years prior to November 1, 2017 are reported in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* (IAS 39).
(2) Commencing the fourth quarter of 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively are presented in net interest income and other liabilities respectively. As at November 1, 2016, comparative amounts have been reclassified to conform with this presentation.
(3) This measure may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5) Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6) Calculated as common equity divided by the number of common shares outstanding at the end of the period.
(7) Based on TSX closing market price at period-end.
(8) Capital ratios are calculated using OSFI's CAR guideline, the Leverage ratio is calculated using OSFI's LR guideline and both the TLAC and TLAC leverage ratios are calculated using OSFI's TLAC guideline. The results for the year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines as part of OSFI's implementation of the Basel III reforms. The results for the year ended October 31, 2024 reflect our adoption of the revised market risk and CVA frameworks. The results for years ended prior to October 31, 2024 were not restated for the adoption of IFRS 17. For further details, refer to the Capital management section of the MD&A.
n.a. not applicable

Shareholder Information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario M5J 2J5
Canada
Tel: 1-888-212-5533

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Canada
website: rbc.com

Transfer Agent and Registrar
Main Agent:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Canada
Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)
website: www.investorcentre.com/rbc
email: rbc@computershare.com

Co-Transfer Agent (U.S.):
Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, Massachusetts 02021
U.S.A.

Co-Transfer Agent (U.K.):
Computershare Investor Services PLC
Securities Services – Registrars
P.O. Box 82, The Pavilions,
Bridgwater Road,
Bristol BS99 6ZZ
U.K.

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada – Toronto Stock Exchange (TSX)
U.S. – New York Stock Exchange (NYSE)

Preferred shares BH[1], BI[1] and BO are listed on the TSX.

Valuation day price
For Canadian income tax purposes, Royal Bank of Canada's common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for-one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts
For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers, direct registration or dividend reinvestment, please contact: Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6 Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)
email: rbc@computershare.com

Financial analysts, portfolio managers, institutional investors
For financial information inquiries, please contact:
Investor Relations
Royal Bank of Canada
200 Bay Street
South Tower
Toronto, Ontario M5J 2J5
Canada
email: invesrel@rbc.com
or visit our website at rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the U.S. may have their common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

International shareholders (other than holders in the U.S. or Canada) may be able to receive their dividend and/or distribution payments in the currency of their choice. Computershare offers an International Currency Exchange service that enables RBC's international shareholders to receive their dividend and/or distribution payments in the currency of their choice. Please refer to investorcentre.com/rbc.

Eligible dividend designation
For purposes of the *Income Tax Act* (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as "eligible dividends", unless stated otherwise.

Dividend dates for 2025
Subject to approval by the Board of Directors

	Record dates	Payment dates
Common and preferred shares series BH[1], BI[1] and BO	January 27 April 24 July 24 October 27	February 24 May 23 August 22 November 24
Preferred shares series BT	February 17 August 15	February 24 August 22
Preferred shares series BU	February 17 August 15	February 24 August 22
Preferred shares series BW	May 16 November 17	May 23 November 24

Governance
Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Common share repurchases
We are engaged in a normal course issuer bid (NCIB) which allows us to repurchase for cancellation up to 35 million common shares during the period spanning from June 12, 2025 to June 11, 2026, when the bid expires or such earlier date as we may complete the purchases pursuant to our notice of intention filed with the TSX.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada. For further details, refer to the Capital management section.

A copy of our notice of intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2026 Quarterly earnings release dates

First quarter	February 26
Second quarter	May 28
Third quarter	August 27
Fourth quarter	December 3

2026 Annual Meeting
The Annual Meeting of Common Shareholders will be held on Thursday, April 9, 2026.

---

[1] On October 24, 2025, we announced our intention to redeem all of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and Series BI. The final dividend for the Series BH and Series BI shares will be payable on the redemption date December 8, 2025, to shareholders of record at the close of business on November 10, 2025.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.



rbc.com/ar2025

81104 (12/2025)